Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on May 24, 2024

and

NOTICE OF APPLICATION TO THE COURT OF KING’S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ENERPLUS CORPORATION, CHORD ENERGY CORPORATION,
SPARK ACQUISITION ULC and THE SHAREHOLDERS OF ENERPLUS CORPORATION

The Board of Directors of Enerplus Corporation (“Enerplus”) unanimously recommends that holders of common shares of Enerplus vote

FOR

the Arrangement Resolution

April 23, 2024

These materials are important and require your immediate attention. They require holders of common shares of Enerplus to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	iii
QUESTIONS AND ANSWERS ABOUT THE MEETING AND ARRANGEMENT	vi
Notice of Special Meeting OF SHAREHOLDERS	xiv
Notice of Application	xvii
Glossary of Terms	xix
Management Information Circular	1
Introduction	1
Information Concerning Chord and AcquireCo	1
Forward-Looking Statements	2
Notice to Shareholders in the United States	5
Advisory Regarding Oil and Gas Information	6
Information for Beneficial Shareholders	6
Non-GAAP Measures	7
Summary Information	8
The Arrangement	8
Additional Dividend	9
The Meeting	9
Background to the Arrangement	9
Recommendation of the Enerplus Board	9
Benefits of the Arrangement	10
Evercore Fairness Opinion	11
Treatment of Enerplus Incentive Awards	12
Procedural Steps for the Arrangement to Become Effective	12
Shareholder Approval	12
Other Approvals	13
Timing	14
The Arrangement Agreement	14
Dissent Rights	15
Enerplus	16
Chord	16
AcquireCo	17
The Combined Company	17
Canadian Federal Income Tax Considerations	17
U.S. Federal Income Tax Considerations	17
Other Tax Considerations	18
Procedure for Exchange of Common Shares	18
Risk Factors	20
MATTERS TO BE CONSIDERED AT THE MEETING	21
The Arrangement	21
General Overview of the Arrangement	21
Additional Dividend	22
Arrangement Steps	22
Background to the Arrangement	23
Recommendation of the Enerplus Board	30
Benefits of the Arrangement	31
Enerplus Board Review	32
Evercore Fairness Opinion	34
Treatment of Enerplus Incentive Awards	47
Procedural Steps for the Arrangement to Become Effective	49
Shareholder Approval	49
Other Approvals	50
Timing	53
Stock Exchange Listings	53
The Arrangement Agreement	54
Procedure for Exchange of Common Shares	75
Dissent Rights	77

(i)

Interests of Directors and Executive Officers in the Arrangement	79
Securities Law Matters	84
Voting Shares and Principal Holders Thereof	86
Comparison of Shareholder Rights	86
Certain Canadian Federal Income Tax Considerations	87
Currency Conversion	87
Holders Resident in Canada	88
Holders Not Resident in Canada	91
Certain U.S. Federal Income Tax Considerations	94
Tax Consequences of the Arrangement to U.S. Holders	96
Tax Consequences of the Ownership and Disposition of Chord Shares to Non-U.S. Holders	97
Other Tax Considerations	99
Interest of Experts, Certain Persons and Companies	99
Risk Factors	101
Risks Relating to the Arrangement	101
Other Risks	107
Information Concerning Enerplus	108
Information Concerning Chord	108
Information Concerning AcquireCo	108
Information Concerning the Combined Company	108
Combined Company Capital Structure	108
Selected Combined Operational Information	109
Principal Holders of Chord Shares	110
Dividends	110
Directors and Executive Officers of Chord After the Arrangement	110
Indebtedness of Directors, Officers and Other Management	110
Auditors, Transfer Agent and Registrar	111
Material Contracts	111
Risk Factors	111
Unaudited Pro Forma Condensed Combined Financial Statements	112
GENERAL PROXY MATTERS	127
Solicitation of Proxies	127
Appointment and Revocation of Proxies	127
Broker Non-Votes under NYSE Rules	128
Proxy Voting	128
Information for Beneficial Shareholders	128
Exercise of Discretion of Proxy	129
Voting Securities of Enerplus and Principal Holders Thereof	129
Quorum	129
Procedure and Votes Required	130
Depositary	131
QUESTIONS AND OTHER ASSISTANCE	131
APPROVAL BY THE DIRECTORS	131

APPENDICES

Appendix A – Arrangement Resolution

Appendix B – Interim Order

Appendix C – Arrangement Agreement

Appendix D – Evercore Fairness Opinion

Appendix E – Section 191 of the Business Corporations Act (Alberta)

Appendix F – Information Concerning Enerplus

Appendix G – Information Concerning Chord

Appendix H – Comparison of Rights of Enerplus Shareholders and Chord Stockholders

(ii)

LETTER TO SHAREHOLDERS

April 23, 2024

Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of Enerplus Corporation ("Enerplus" or the "Corporation") to be held at the offices of Blake, Cassels & Graydon LLP at Suite 3500, 855 – 2 Street S.W., Calgary, Alberta on May 24, 2024 at 10:00 a.m. (Calgary time).

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") approving a statutory arrangement (the "Arrangement") that will be implemented by way of a plan of arrangement (the "Plan of Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta) which provides for the acquisition by Chord Energy Corporation ("Chord"), through its wholly-owned subsidiary Spark Acquisition ULC ("AcquireCo"), of all of the outstanding Common Shares. Each Shareholder (other than Shareholders who validly exercise dissent rights in respect of the Arrangement) will transfer their Common Shares to AcquireCo and will receive, for each Common Share held, 0.10125 of a share of common stock of Chord, par value US$0.01 per share (each whole share a "Chord Share", and such consideration the "Share Consideration") and US$1.84 in cash (the "Cash Consideration", and collectively with the Share Consideration, the "Consideration").

Based on the closing price of the Common Shares on February 20, 2024, the last complete trading day prior to the announcement of the Arrangement, the implied value of the Consideration to be paid in exchange for each Common Share was US$18.42. Immediately following completion of the Arrangement ("Closing"), assuming there are no dissenting Shareholders and no adjustment to the Share Consideration, it is expected that holders of Chord Shares will own approximately 67% and holders of Common Shares will own approximately 33% of the combined company, respectively, on a fully diluted basis. The Chord Shares are listed and posted for trading on the Nasdaq Global Select Market ("NASDAQ") under the symbol "CHRD".

Additionally, shortly before and conditional upon Closing, Enerplus intends to declare a dividend to Shareholders that will equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the share exchange ratio of 0.10125 of a Chord Share per Common Share) to the quarterly dividends declared by Chord following the companies' respective March 2024 dividends and that have a record date prior to Closing. For additional details, see "The Arrangement – Additional Dividend" in the accompanying management information circular and proxy statement (the "Information Circular").

The Arrangement Resolution, the full text of which is set forth in Appendix A to the Information Circular, must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

If the Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will become effective mid-year 2024, subject to approval of holders of Chord Shares and of the Court of King's Bench of Alberta (the "Court"), receipt of requisite regulatory clearances or approvals, approval of listing of the Chord Shares on the NASDAQ and satisfaction of other customary conditions contained in the arrangement agreement dated as of February 21, 2024 between Enerplus, Chord and AcquireCo with respect to the Arrangement (the "Arrangement Agreement"). For additional details, see "The Arrangement – The Arrangement Agreement" in the Information Circular.

Board Recommendation

Enerplus retained Evercore Group L.L.C. ("Evercore") to act as lead financial advisor in connection with Enerplus' evaluation of strategic and financial alternatives, including the Arrangement. As part of this engagement, Enerplus requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Shares in the Arrangement. At a meeting of the board of directors of Enerplus (the "Enerplus Board") held on February 21, 2024, Evercore rendered to the Enerplus Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of February 21, 2024 and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the Consideration to be received by the holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders. The full text of the written opinion of Evercore, dated February 21, 2024, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix D to the Information Circular.

(iii)

After an extensive review and analysis of the Arrangement, consultation with management of the Corporation and the Corporation's financial and external legal advisors, and after having taken into consideration such matters as it considered relevant, including the opinion rendered by Evercore and the terms and conditions set forth in the Arrangement Agreement, the Enerplus Board unanimously: (i) determined that the Arrangement is in the best interests of Enerplus and is fair to Shareholders; (ii) approved the Arrangement Agreement and the Arrangement; and (iii) resolved to recommend the Arrangement Resolution for approval by Shareholders and the Plan of Arrangement for approval by the Court.

The Enerplus Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Enerplus Board considered a number of factors as described in the Information Circular. For additional details, see "The Arrangement – Background to the Arrangement", "The Arrangement – Recommendation of the Enerplus Board" and "The Arrangement – Benefits of the Arrangement".

Voting at the Meeting

It is important that your Common Shares be represented at the Meeting. Whether or not you are able to attend the Meeting, you are encouraged to complete and deliver the form of proxy, in the case of registered Shareholders, or voting instruction form, in the case of Shareholders who hold their Common Shares indirectly through a broker or other intermediary ("Beneficial Shareholders"). The applicable form is enclosed in order to ensure your representation at the Meeting.

To be effective and acted upon at the Meeting, proxies must be received by the Corporation's transfer agent, TSX Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta or Toronto, Ontario) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. Beneficial Shareholders must provide instructions to the intermediary or broker through which they hold their Common Shares in sufficient time prior to the Meeting. For additional details, see "General Proxy Matters – Information for Beneficial Shareholders" in the Information Circular.

Letter of Transmittal

If you are a Beneficial Shareholder, after completion of the Arrangement, you will receive the Consideration for your Common Shares through your intermediary or broker. If you are a registered Shareholder, please complete the enclosed letter of transmittal (the "Letter of Transmittal") in accordance with the instructions included therein, sign and return it to the depositary, TSX Trust Company (the "Depositary"), to an address indicated on the last page of the Letter of Transmittal, together with the certificate(s) and/or Direct Registration System (DRS) Advice(s) ("DRS Advice(s)") representing your Common Shares and any other required documents. The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing your Common Shares for the Consideration under the Arrangement. Once the Arrangement becomes effective, registered Shareholders that have deposited a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) will receive their Consideration under the Arrangement as soon as reasonably practicable thereafter.

If you have any questions regarding the Arrangement, you should consult your financial, legal, tax or other professional advisors. If you have any questions about how to cast your vote, you may also contact our registrar and transfer agent, TSX Trust Company, by phone toll-free at 1-800-387-0825 or within Canada and the U.S. at 416-682-3860 or by email at shareholderinquiries@tmx.com.

(iv)

On behalf of Enerplus, I would like to thank all Shareholders for their ongoing support as we prepare to take part in this important transaction for the Corporation. We would also like to thank our employees who have worked very hard assisting us with this transaction and for providing their support for the Arrangement in addition to their ongoing responsibilities executing Enerplus' business objectives.

We look forward to receiving your support at the Meeting.

Yours very truly,

(Signed) "Ian C. Dundas"

Ian C. Dundas

President and Chief Executive Officer

Enerplus Corporation

(v)

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ARRANGEMENT

The following is intended to address certain commonly asked questions regarding the Arrangement. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in the Information Circular, including the Appendices and other documents incorporated by reference therein, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this "Questions and Answers About the Meeting and Arrangement" have the meanings set forth under "Glossary of Terms".

All dollar amounts set forth below are expressed in United States dollars, except where otherwise indicated. References to "$" are to the currency of the United States and references to "C$" are to the currency of Canada.

Q:	Why did I receive the Information Circular?

A:	You are receiving the Information Circular and enclosed Meeting materials because you have been identified as a Shareholder entitled to receive notice of and vote at the Meeting. As described below, the requisite number of affirmative votes of the Shareholders must approve the Arrangement Resolution at the Meeting in order to complete the Arrangement. The Information Circular contains important information about the Arrangement, related transactions and the Meeting. You should read it carefully.

Q:	What will I receive under the Arrangement?

A:	Pursuant to the Arrangement, Shareholders (other than Shareholders who validly exercise Dissent Rights in respect of the Arrangement) will transfer their Common Shares to AcquireCo, in the manner set forth in the Plan of Arrangement, and will receive, in exchange for each Common Share held, the Consideration, consisting of the Share Consideration, being 0.10125 of a Chord Share, and the Cash Consideration, being $1.84 in cash, in each case subject to adjustment in accordance with the Arrangement Agreement and Plan of Arrangement. Immediately following completion of the Arrangement and subject to certain assumptions, it is expected that Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis. See "The Arrangement – Arrangement Steps" in the body of the Information Circular.

No fractional Chord Shares shall be issued under the Arrangement. In the event the aggregate number of Chord Shares to be issued to a former Shareholder in connection with the Arrangement would result in a fraction of a Chord Share being issuable, such former Shareholder shall receive, in lieu of such fractional Chord Share, the nearest whole number of Chord Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares (as applicable) registered in the name of or beneficially held by such holder or their nominee shall be aggregated.

If the aggregate cash amount that a former Shareholder is entitled to receive pursuant to the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Shareholder is entitled to receive shall be rounded down to the nearest whole $0.01.

See "The Arrangement – Procedure for Exchange of Common Shares" in the body of the Information Circular.

Q:	Will I continue to receive dividends from Enerplus prior to completion of the Arrangement?

A:	Prior to completion of the Arrangement, Shareholders will continue to be eligible to receive quarterly dividends from Enerplus if, as and when declared by the Enerplus Board, provided the dividend record date for such dividends occurs prior to the Effective Date of the Arrangement and the Shareholder is a holder of record on such dividend record date. Following completion of the Arrangement, if a current Shareholder continues to hold Chord Shares on the relevant dividend record date, such Shareholder will be eligible to receive dividends from Chord if, as and when declared by the Chord Board.

(vi)

Q:	Will I receive the Additional Dividend in addition to any quarterly dividends from Enerplus?

A:	Pursuant to the Arrangement Agreement, there is no prohibition on Enerplus continuing to pay its regular quarterly dividends in an amount of $0.065 per Common Share. The Arrangement Agreement also permits Enerplus to declare the Additional Dividend, which is an amount intended to equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the Share Exchange Ratio) to the amount of quarterly dividends declared by Chord following the March 2024 dividends and that have a record date prior to Closing. Enerplus intends to declare the Additional Dividend shortly prior to, and conditional upon, Closing. Further information about the amount of the Additional Dividend as well as the record date, which is expected to be prior to Closing, and the payment date, which is expected to be after Closing, will be provided at a future date.

See "The Arrangement – Additional Dividend" in the body of the Information Circular.

Q:	How can I vote my Common Shares at the Meeting?

A:	If you are a registered Shareholder as of the close of business on the Record Date, you can attend and vote in person at the Meeting, which will be held at 10:00 a.m. (Calgary time) on May 24, 2024 at the offices of Blake, Cassels & Graydon LLP at Suite 3500, 855 – 2 Street S.W., Calgary, Alberta. If you are a registered Shareholder who is entitled to vote and you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy to vote, which allows registered Shareholders to vote by mail, by internet or by telephone.

If you are a Beneficial Shareholder (i.e., your Common Shares are not registered in your name but are held by an intermediary or broker) as of the close of business on the Record Date, please carefully follow the instructions provided by your intermediary or broker in order to provide your voting instructions. A Beneficial Shareholder may attend the meeting and vote in person provided they have appointed themselves proxy or may designate an alternate proxy, or vote by mail, internet or telephone, in each case in accordance with the instructions on the voting instruction form that accompanies the Information Circular.

For more information on voting your Common Shares, see "General Proxy Matters" in the body of the Information Circular.

Q:	What am I being asked to vote on at the Meeting?

A:	Shareholders are being asked to vote on the Arrangement Resolution at the Meeting. Approval of the Arrangement Resolution is a condition to the completion of the Arrangement. The full text of the Arrangement Resolution is attached as Appendix A to the Information Circular.

As of the date hereof, the Corporation knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Q:	Who is eligible to vote at the Meeting?

A:	Registered Shareholders are entitled to vote at the Meeting if they held their Common Shares as of the close of business on the Record Date, being April 22, 2024.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at or otherwise participate in the Meeting. A substantial number of Shareholders do not hold Common Shares in their own name. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary or broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the intermediary or broker or an agent of the broker.

(vii)

Beneficial Shareholders who wish to vote at the Meeting are required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the form of proxy or voting instruction form provided by their intermediary or broker. In all cases, Shareholders must carefully follow the instructions set out in their form of proxy or voting instruction form, as applicable.

See "General Proxy Matters" in the body of the Information Circular.

Q:	What if I acquire ownership of Common Shares after the Record Date?

A:	If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, no later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

Q:	How many votes do Shareholders have?

A:	Shareholders are entitled to cast one vote for each Common Share held by such Shareholder at the close of business on the Record Date.

Q:	What constitutes a quorum for the Meeting?

A:	The quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares entitled to vote at the Meeting. If a quorum is present at the opening of the Meeting the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. If the Meeting is adjourned for less than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for an aggregate of 30 days or more, notice of the rescheduled meeting will be given in the same manner as for an original meeting.

See "General Proxy Matters – Quorum" in the body of the Information Circular.

Q:	What vote by Shareholders is required to approve the Arrangement Resolution?

A:	The Arrangement Resolution, the full text of which is set out in Appendix A to the Information Circular, must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

See "The Arrangement – Shareholder Approval" in the body of the Information Circular.

Q:	Why is my vote important?

A:	In order to complete the Arrangement, in addition to the satisfaction of other conditions to the Arrangement, the requisite number of affirmative votes of the Shareholders must approve the Arrangement Resolution. See "The Arrangement – Shareholder Approval" in the body of the Information Circular.

Q:	Will the Chord Shares to be issued to Shareholders be traded on an exchange?

A:	Yes. Pursuant to the Arrangement Agreement, Chord has agreed to use its reasonable best efforts to maintain the listing of the Chord Shares on the NASDAQ. It is also a condition to completion of the Arrangement that the Chord Shares to be issued to former Shareholders pursuant to the Arrangement be approved for listing on the NASDAQ.

(viii)

Q:	What are Enerplus' reasons for proposing the Arrangement and entering into the Arrangement Agreement?

A:	The Enerplus Board concluded that the Arrangement offers significant potential benefits to Enerplus and the Shareholders, that outweigh the uncertainties, risks and potentially negative factors relevant to the Arrangement including, among other things: (i) the premium per Common Share that the Consideration represents to Shareholders; (ii) the creation of a premier operator in the Williston Basin with greater size and scale; (iii) enhanced low cost inventory for the combined company; (iv) the ability of Shareholders to maintain ongoing ownership in the combined company and continue to receive shareholder returns; (v) the significant opportunity for cost synergies; and (vi) that the Arrangement Agreement does not prevent an unsolicited third party from proposing or making a Superior Proposal to Enerplus. See "The Arrangement – Benefits of the Arrangement" in the body of the Information Circular.

Q:	What is an arrangement?

A:	An arrangement is a statutory procedure under Alberta corporate Law that allows corporations to carry out transactions upon receiving shareholder and Court approval that then becomes binding on all other shareholders by operation of Law. The Arrangement will allow AcquireCo, a wholly-owned subsidiary of Chord, to acquire all of the outstanding Common Shares pursuant to the Plan of Arrangement. The Plan of Arrangement is being effected under Section 193 of the ABCA.

Q:	How does the Enerplus Board recommend that I vote?

A:	The Enerplus Board unanimously recommends that you vote FOR the Arrangement Resolution to be considered and voted upon at the Meeting.

See "The Arrangement – Recommendation of the Enerplus Board", "The Arrangement – Background to the Arrangement" and "The Arrangement – Benefits of the Arrangement" in the body of the Information Circular.

Q:	What do I need to do now?

A:	Please carefully read and consider the information contained in the Information Circular, including the section entitled "Risk Factors", the Appendices, the other documents incorporated by reference in the Information Circular in respect of both Enerplus and Chord, and the information regarding the proposed combined company, to consider how the Arrangement will affect you. After reviewing, you should then vote as soon as possible by following the instructions provided with your proxy form or voting instruction form to ensure that your vote is properly counted at the Meeting.

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own Common Shares that are registered under different names or addresses. For example, you may own some Common Shares directly as a shareholder of record and other Common Shares through more than one intermediary or broker. In these situations, you will receive multiple sets of materials. You must complete each proxy or voting instruction form you receive, or vote each set of Common Shares in accordance with the instructions provided.

Q:	How can I change or revoke my vote?

A:	A Shareholder who has already provided a vote by proxy has the power to revoke it. If you attend the Meeting at which the proxy is to be voted, then you may revoke the proxy and vote at the Meeting. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by an instrument in writing signed by the Shareholder and deposited at the registered office of the Corporation at any time up to and including the last day (other than Saturdays, Sundays and statutory holidays in Calgary, Alberta or Toronto, Ontario) preceding the day of the Meeting at which the proxy is to be used (or any adjournment(s) or postponement(s) thereof) or with the chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof).

See "General Proxy Matters – Appointment and Revocation of Proxies" in the body of the Information Circular.

(ix)

Q:	Am I entitled to dissent rights?

A:	Registered Shareholders have been granted Dissent Rights with respect to the Arrangement and, if the Arrangement becomes effective and the registered Shareholder validly exercises and does not withdraw, and is not deemed to have withdrawn, such dissent, the right to be paid the fair value of their Common Shares by AcquireCo, determined as of the close of business on the day before the Arrangement Resolution was adopted, in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, which payment shall be reduced by the portion of the Additional Dividend that the applicable Shareholder has received (or is entitled to receive), if any. A Shareholder's right to dissent is more particularly described in the text of Section 191 of the ABCA and the Interim Order, which are set forth in Appendices E and B, respectively. A Dissenting Shareholder must send to Enerplus a written objection to the Arrangement Resolution, which written objection must be received by Enerplus, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC, by 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) Business Days prior to the date of the Meeting if the Meeting is not held on May 24, 2024).

Beneficial Shareholders who wish to dissent should be aware that only registered holders of Common Shares are entitled to Dissent Rights. Accordingly, a Beneficial Shareholder who desires to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered Shareholder to dissent on behalf of the Beneficial Shareholder.

It is strongly encouraged that any Shareholder wishing to exercise Dissent Rights seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and Plan of Arrangement, may prejudice such Shareholder's right to dissent.

See "The Arrangement – Dissent Rights" in the body of the Information Circular.

Q:	Does completion of the Arrangement require approval from Chord Stockholders?

A:	Yes. In order to complete the Arrangement, Chord Stockholders must approve the Stock Issuance Proposal authorizing Chord to issue the Consideration Shares to Shareholders in connection with the Arrangement.

Chord will hold the Chord Meeting to consider, vote and approve the Stock Issuance Proposal, which, pursuant to the rules and regulations of the NASDAQ and the terms of the Chord Bylaws, will require the affirmative vote of a majority of the votes cast at the Chord Meeting. The Chord Meeting is scheduled to take place at 9:00 a.m. (Central time) on May 14, 2024.

Q:	Is completion of the Arrangement subject to any other conditions?

A:	Yes. In addition to approval of the Shareholders and Chord Stockholders (as described above), the Arrangement is also subject to approval of the Court, receipt of the Regulatory Approvals, which include the HSR Clearance and ICA Approval, and other customary closing conditions for a transaction of this nature. For a summary of the conditions that must be satisfied or may be waived prior to completion of the Arrangement, see "The Arrangement – The Arrangement Agreement – Conditions to Completion of the Arrangement" in the body of the Information Circular.

See also "The Arrangement – Procedural Steps for the Arrangement to Become Effective", "The Arrangement – Shareholder Approval" and "The Arrangement – Other Approvals" in the body of the Information Circular.

(x)

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by either Party. In such circumstances, Enerplus will not be combined with Chord, and Enerplus and Chord will continue to operate as separate entities as they did before the Arrangement Agreement was signed. The Arrangement Agreement contains certain termination rights for both Enerplus and Chord, including that the Arrangement Agreement may be terminated (i) by mutual consent; (ii) if the Arrangement has not been consummated on or prior to February 21, 2025 (which date, if any of the requisite Regulatory Approvals have not been obtained and all other conditions to Closing have been satisfied or waived on such date, will be automatically extended to August 21, 2025); (iii) if a final non-appealable governmental order has been issued prohibiting the Arrangement; or (iv) if the approval of the Arrangement Resolution or Stock Issuance Proposal, as applicable, is not obtained at the Meeting or Chord Meeting, respectively.

Additionally, each of Enerplus and Chord has a separate termination right in certain circumstances, including: (i) if the other Party breaches any of its representations, warranties or covenants in the Arrangement Agreement in a manner that would cause the corresponding closing condition to not be satisfied, subject to certain conditions; or (ii) if at any time prior to obtaining the relevant approval of either the Shareholders or Chord Stockholders, as applicable, (A) the other Party's board of directors changes its recommendation with respect to the Arrangement, or (B) there is a willful and material breach by the other Party of the applicable restrictions with respect to soliciting competing business combination transactions, subject to certain conditions, or (C) in order for such Party to enter into a Superior Proposal (provided that such party has not materially breached the applicable non-solicitation restrictions and has paid the applicable termination fee to the other party).

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain other prescribed circumstances, Enerplus will be required to pay to Chord a termination fee of $127 million in connection with such termination, or Chord will be required to pay to Enerplus a termination fee of $240 million in connection with such termination.

See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement" in the body of the Information Circular.

Q:	When does the Corporation expect the Arrangement to become effective?

A:	The Arrangement is currently expected to close mid-year 2024, provided that all requisite regulatory clearances and approvals are obtained and the other conditions to the consummation of the Arrangement have been satisfied or waived.

See "The Arrangement – The Arrangement Agreement – Conditions to Completion of the Arrangement" and "The Arrangement – Timing" in the body of the Information Circular.

Q:	What will happen if the Arrangement is completed?

A:	If the Arrangement is completed, former Shareholders of Enerplus will become Chord Stockholders (and will receive the applicable Cash Consideration) and are expected to own approximately 33% of the Chord Shares outstanding immediately after Closing, on a fully diluted basis.

Following completion of the Arrangement, AcquireCo will hold all of the issued and outstanding Common Shares and Enerplus will become a wholly-owned subsidiary of Chord. Chord intends to have the Common Shares delisted from the TSX and the NYSE as promptly as possible following completion of the Arrangement, and in any event no more than ten days after the Effective Time. In addition, it is expected that Chord will apply to have Enerplus cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and terminate Enerplus' reporting obligations in Canada and the United States following completion of the Arrangement.

(xi)

In addition, Chord will become a reporting issuer in each of the provinces and territories of Canada by virtue of the completion of the Arrangement with Enerplus. Subject to certain exceptions, Chord will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Chord to file reports with respect to trades of Chord securities, provided Chord complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Chord files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the Exchange Act.

Q:	How do I receive the Consideration to which I am entitled under the Arrangement?

A:	Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advise(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement. See "The Arrangement – Procedure for Exchange of Common Shares" in the body of the Information Circular.

Beneficial Shareholders should contact their intermediary or broker regarding the Arrangement with respect to such Beneficial Shareholder's Common Shares in order to receive the Consideration issuable pursuant to the Arrangement.

Q:	Did the Corporation obtain a fairness opinion in determining whether or not to proceed with the Arrangement?

A:	Yes. Enerplus retained Evercore to act as its lead financial advisor in connection with Enerplus' evaluation of strategic and financial alternatives, including the Arrangement. As part of this engagement, Enerplus requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Shares in the Arrangement. At a meeting of the Enerplus Board held on February 21, 2024, Evercore rendered to the Enerplus Board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's written opinion, the Consideration to be received by the holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders.

The full text of the Evercore Fairness Opinion is attached as Appendix D to the Information Circular. See "The Arrangement Agreement – Evercore Fairness Opinion" in the Information Circular.

Q:	Who will be the directors and executive officers of the combined company following the Arrangement?

A:	Pursuant to the Arrangement Agreement, Chord has agreed to take all actions necessary to ensure that, as of the Effective Time, the combined company's board of directors will be comprised of eleven members, of whom: (i) seven directors will be designated by Chord, which designees shall be Daniel E. Brown, the current President and Chief Executive Officer of Chord, and the following six independent directors: Susan M. Cunningham, Douglas E. Brooks, Samantha F. Holroyd, Kevin S. McCarthy, Anne Taylor and Marguerite N. Woung-Chapman, and (ii) four directors will be designated from the existing Enerplus Board, which designees shall be Ms. Hilary Foulkes, the current Chair of the Enerplus Board, Mr. Ian C. Dundas, a current director and the President and Chief Executive Officer of Enerplus, and the following two independent directors: Ward Polzin and Jeffrey Sheets. Susan M. Cunningham will continue as the chair of the Chord Board.

Mr. Daniel E. Brown will continue to serve as President and Chief Executive Officer and a director of Chord. Following completion of the Arrangement, Mr. Ian C. Dundas, the current President and Chief Executive Officer of Enerplus, will be appointed as advisor to the Chief Executive Officer of Chord. The remainder of the combined company's leadership team will be comprised of Chord's current executive officers, including Mr. Michael Lou, Chord's Executive Vice President, Chief Strategy Officer and Chief Commercial Officer, Mr. Richard Robuck, Chord's Executive Vice President and Chief Financial Officer, Mr. Darrin Henke, Chord's Executive Vice President and Chief Operating Officer, and Ms. Shannon Kinney, Chord's Executive Vice President, Chief Administrative Officer and General Counsel, each of whom will continue to serve in their respective capacities.

(xii)

See "Information Concerning the Combined Company – Directors and Executive Officers of Chord After the Arrangement" in the body of the Information Circular.

Q:	Are there any risks I should consider in connection with the Arrangement?

A:	Yes. There are a number of risk factors relating to Enerplus' business and operations, the Arrangement and the combined company's business and operations, all of which should be carefully considered.

See "Risk Factors" in the body of the Information Circular.

Q:	Is this Enerplus' annual meeting? Will I be voting on the election of directors at the Meeting?

A:	No. This is not Enerplus' annual meeting and you will not be asked to elect directors at the Meeting.

Q:	Who is paying for the Information Circular and the enclosed Meeting materials?

A:	The Information Circular is furnished in connection with the solicitation of proxies by the management of Enerplus to be used at the Meeting. All costs of the solicitation will be borne by the Corporation.

Q:	Is the Information Circular the only way that proxies are being solicited?

A:	Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or verbal communication by directors, officers, employees or agents of Enerplus who may be specifically remunerated therefor. The Corporation may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting and pay customary fees for such services.

See "General Proxy Matters – Solicitation of Proxies" in the body of the Information Circular.

Q:	Who can help answer my questions?

A:	The information provided above is for your convenience and is only a summary of some of the information in the Information Circular. You should carefully read the entire Information Circular, including its Appendices and other documents incorporated by reference herein.

You may also obtain additional information about Enerplus through the documents filed under its profile on the SEDAR+ website at www.sedarplus.ca, on its EDGAR profile at www.sec.gov, and on Enerplus' website at www.enerplus.com. You may obtain additional information about Chord through the documents, including the Chord 10-K, filed under its EDGAR profile at www.sec.gov. However, such documents, unless expressly incorporated by reference herein, do not form part of the Information Circular.

If you have any questions about the Arrangement or the matters described in the Information Circular, please contact your professional advisors. If you have any questions about how to cast your vote, you may also contact our registrar and transfer agent, TSX Trust Company, by phone toll-free at 1-800-387-0825 or within Canada and the U.S. at 416-682-3860 or by email at shareholderinquiries@tmx.com.

(xiii)

ENERPLUS CORPORATION

Notice of Special Meeting OF SHAREHOLDERS

to be held May 24, 2024

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of King's Bench of Alberta (the "Court") dated April 23, 2024, a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Enerplus Corporation ("Enerplus" or the "Corporation") will be held at 10:00 a.m. (Calgary time) on May 24, 2024 at the offices of Blake, Cassels & Graydon LLP at Suite 3500, 855 – 2 Street S.W., Calgary, Alberta, for the following purposes:

1.	to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement of Enerplus dated April 23, 2024 (the "Information Circular"), approving an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Enerplus, Chord Energy Corporation, Spark Acquisition ULC, a wholly-owned subsidiary of Chord ("AcquireCo"), and the Shareholders, all as more particularly described in the Information Circular (the "Arrangement"); and

2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters proposed to be put before the Meeting, including the Arrangement, are described in the Information Circular, which forms part of this Notice of Special Meeting of Shareholders. The full text of the plan of arrangement (the "Plan of Arrangement") implementing the Arrangement is attached as Exhibit B to the Arrangement Agreement (as defined in the Information Circular), which is attached as Appendix C to the Information Circular. The Interim Order is attached as Appendix B to the Information Circular.

The board of directors of Enerplus unanimously recommends that Shareholders vote FOR the Arrangement Resolution. It is one of the conditions to the completion of the Arrangement that the Arrangement Resolution be approved by Shareholders at the Meeting. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

Voting at the Meeting

Each Common Share entitled to be voted at the Meeting entitles the holder thereof to one vote at the Meeting in respect of the Arrangement Resolution and to one vote on any other matters to be considered at the Meeting. The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular.

The record date for the Meeting has been fixed as April 22, 2024 (the "Record Date"). Only Shareholders included in the list of Shareholders prepared as at the close of business on the Record Date are entitled to receive notice of the Meeting and vote those Common Shares. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates and/or DRS Advices evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, not later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or adjournment(s) or postponement(s) thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Corporation's transfer agent and registrar, TSX Trust Company: (i) by mail using the enclosed return envelope or one addressed to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department; (ii) by fax to TSX Trust Company, 416-595-9593 Attention: Proxy Department; or (iii) through the internet at www.meeting-vote.com (detailed instructions are included with your proxy materials). In order to be valid and acted upon at the Meeting, the form of proxy must be received by TSX Trust Company not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) prior to the time of the Meeting or any adjournment(s) or postponement(s) thereof.

(xiv)

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field. Shareholders who hold their Common Shares through an intermediary or broker or who otherwise do not hold their Common Shares in their own name ("Beneficial Shareholders") who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary or broker, generally being a bank, trust company, securities broker, trustee or other institution. In all cases, Shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms and those set out under "General Proxy Matters" in the Information Circular.

If a Shareholder receives more than one set of materials, it means that such Shareholder owns Common Shares that are registered under different names or addresses. Each form of proxy or voting instruction form received must be completed in accordance with the instructions provided therein.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of Enerplus knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting of Shareholders. Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to the Information Circular.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective and the registered Shareholder validly exercises and does not withdraw, and is not deemed to have withdrawn, such dissent, to be paid the fair value of their Common Shares by AcquireCo, determined as of the close of business on the day before the Arrangement Resolution was adopted, in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, which payment shall be reduced by the portion of the Additional Dividend that the applicable Shareholder has received (or is entitled to receive), if any. A Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 191 of the ABCA and the Interim Order, which are attached as Appendices E and B, respectively, to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right to dissent. A dissenting Shareholder must send to Enerplus a written objection to the Arrangement Resolution, which written objection must be received by Enerplus, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC, by 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) business days prior to the date of the Meeting if the Meeting is not held on May 24, 2024).

Beneficial Shareholders who wish to dissent should be aware that only registered holders of Common Shares are entitled to dissent. Accordingly, a Beneficial Shareholder who desires to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time that written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on the holder's behalf. It is strongly encouraged that any Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholders' right to dissent.

(xv)

Other Matters

Shareholders that have any questions or need additional information with respect to the Arrangement should consult their financial, legal, tax or other professional advisors. If you have any questions about how to cast your vote, you may also contact our registrar and transfer agent, TSX Trust Company, by phone toll-free at 1-800-387-0825 or within Canada and the U.S. at 416-682-3860 or by email at shareholderinquiries@tmx.com.

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

(signed) "David A. McCoy"
David A. McCoy
Vice-President, General Counsel & Corporate Secretary
Enerplus Corporation

(xvi)

IN THE COURT OF KING'S BENCH OF ALBERTA
JUDICIAL CENTRE OF EDMONTON

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENERPLUS CORPORATION, CHORD ENERGY CORPORATION, SPARK ACQUISITION ULC AND THE SHAREHOLDERS OF ENERPLUS CORPORATION

Notice of Application

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of King's Bench of Alberta (the "Court"), Judicial Centre of Edmonton, on behalf of Enerplus Corporation (the "Corporation") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Corporation, Chord Energy Corporation ("Chord"), Spark Acquisition ULC, a wholly-owned subsidiary of Chord, and the holders ("Shareholders") of common shares ("Common Shares") of the Corporation, which Arrangement is described in greater detail in the management information circular and proxy statement of the Corporation dated April 23, 2024, accompanying this Notice of Application. At the hearing of the Application, the Corporation intends to seek an order:

1.	declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected from a substantive and procedural point of view;

2.	approving the Arrangement pursuant to the provisions of Section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement Agreement;

3.	declaring that the registered Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated April 23, 2024 (the "Interim Order") and the Arrangement;

4.	declaring that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA and the issuance of the Proof of Filing of Articles of Arrangement under the ABCA, become effective in accordance with its terms and will be binding on and after the effective time of the Arrangement; and

5.	granting such further and other orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court of King's Bench of Alberta via video conference at the Edmonton Law Courts, 1A Sir Winston Churchill Square, Edmonton, Alberta on the 28th day of May, 2024 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of the hearing in person or by counsel for that purpose. Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon the Corporation, on or before 5:00 p.m. (Calgary time) on May 16, 2024 (or the business day that is five business days prior to the date of the Meeting if it is not held on May 24, 2024), a Notice of Intention to Appear, including an address for service in the Province of Alberta and indicating whether such Shareholder or other interested party intends to support or oppose the Application or make submissions thereat, together with a summary of the position that such holder or person intends to advance before the Court and any evidence or materials which are to be presented to the Court. Service on the Corporation is to be effected by delivery to the solicitors for the Corporation at the address below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, subject to the foregoing, the Shareholders and any other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

(xvii)

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Corporation and that in the event the hearing of the Application is adjourned only those persons who have appeared before the Court for the Application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of Shareholders for the purpose of such Shareholders voting upon, a special resolution to approve the Arrangement, and, in particular, has directed that registered holders of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement, if granted, will have the effect of providing the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of securities of Chord pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for the Corporation upon written request delivered to such solicitors as follows:

Blake, Cassels & Graydon LLP
Suite 3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Chad Schneider and Keith Marlowe, KC

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

(signed) "David A. McCoy"

David A. McCoy
Vice-President, General Counsel & Corporate Secretary
Enerplus Corporation

(xviii)

Glossary of Terms

The following is a glossary of certain terms used in this Information Circular, including under "Summary Information" hereof and in Appendix F – "Information Concerning Enerplus" and Appendix G – "Information Concerning Chord".

All dollar amounts set forth below are expressed in United States dollars, except where otherwise indicated. References to "$" are to the currency of the United States and references to "C$" are to the currency of Canada.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000 c. B-9, as amended, including the regulations promulgated thereunder;

"AcquireCo" means Spark Acquisition ULC, an unlimited liability corporation organized and existing under the Laws of the Province of Alberta, Canada and a wholly-owned subsidiary of Chord;

"Acquisition Proposal" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation" in this Information Circular;

"Additional Dividend" means an additional dividend (other than regular quarterly dividends not exceeding $0.065 per Common Share or stock dividends or dividends payable in other securities of Enerplus) that may, under the Arrangement Agreement, be declared by Enerplus to the Shareholders prior to the Effective Time in an amount (if there is any such positive amount) equal to, on a per share basis, (a) the product of (i) the aggregate amount of cash dividends declared by Chord per Chord Share with a record date after the record date of the Chord 2024 first quarter dividends but prior to the Effective Time multiplied by (ii) the Share Exchange Ratio, minus (b) the aggregate amount of cash dividends declared by Enerplus per Common Share with a record date after the record date of the Enerplus 2024 first quarter dividend but prior to the Effective Time, as described in more detail under "The Arrangement – Additional Dividend";

"Adverse Recommendation Change" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation" in this Information Circular;

"affiliates" means, as to any Person, as of the relevant time of determination, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise;

"allowable capital loss" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Announcement FMV" means C$24.2761 (equivalent to $17.9570), being the volume weighted average trading price per Common Share on the TSX for the five trading days immediately following the announcement by Enerplus of the Arrangement Agreement;

"Applicable Securities Laws" means, with respect to a Person, the Canadian Securities Laws and U.S. Securities Laws applicable to such Person in the relevant circumstances;

"Arrangement" means the arrangement pursuant to section 193 of the ABCA, on the terms set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court;

"Arrangement Agreement" means the arrangement agreement dated as of February 21, 2024 among Enerplus, Chord and AcquireCo, pursuant to and subject to the terms of which Enerplus and Chord have agreed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as may be amended or supplemented and/or restated from time to time;

(xix)

"Arrangement Resolution" means the special resolution of Shareholders in respect of the Arrangement to be considered at the Meeting, in substantially the form attached as Appendix A to this Information Circular, including any amendments or variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of Chord and Enerplus, each acting reasonably;

"Articles of Arrangement" means the articles of arrangement of Enerplus in respect of the Arrangement required under Section 193(4.1) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted to give effect to the Arrangement;

"associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act;

"Beneficial Shareholder" means Shareholders who hold their Common Shares through an intermediary or broker or who otherwise do not hold their Common Shares in their own name;

"Blakes" means Blake, Cassels & Graydon LLP, Canadian legal counsel to Enerplus;

"Business Day" means any day on which banks are not required or authorized to close in Houston, Texas, U.S.A. and the Province of Alberta, Canada;

"Canadian Securities Laws" means all applicable Canadian provincial and territorial securities Laws as now in effect and as they may be promulgated or amended from time to time, including any rules imposed by the TSX;

"Cash Consideration" means, in respect of each Common Share, $1.84 in cash, without interest, subject to adjustment in accordance with the Arrangement Agreement and all in accordance with the terms and conditions and in the manner set forth in the Plan of Arrangement;

"Chord" means Chord Energy Corporation, a Delaware corporation;

"Chord 10-K" means Chord's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024;

"Chord Board" means the board of directors of Chord, as the same is constituted from time to time;

"Chord Bylaws" means Chord's Fourth Amended and Restated Bylaws, dated February 24, 2023, as the same may have been amended, supplemented or modified from time to time;

"Chord Charter" means the Amended and Restated Certificate of Incorporation of Chord, dated November 19, 2020, as amended by the Certificate of First Amendment, dated July 1, 2022, as the same may have been amended, supplemented or modified from time to time;

"Chord Meeting" means the meeting of Chord Stockholders, including any adjournment or postponement thereof, to be called and held to consider the Stock Issuance Proposal;

"Chord Shares" means the shares of common stock, par value $0.01 per share, of Chord;

"Chord Stockholder Approval" means the approval of the Stock Issuance Proposal by the affirmative vote of a majority of the votes cast at the Chord Meeting in accordance with the rules and regulations of the NASDAQ and the terms of the Chord Bylaws;

"Chord Stockholders" means the holders of Chord Shares;

"Chord Superior Proposal" means a Superior Proposal with respect to Chord (substituting "Chord Acquisition Proposal" for the term "Acquisition Proposal") as set forth therein;

"Closing" means the completion of the Arrangement at the Effective Time;

(xx)

"Closing FMV" means the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the second trading day prior to the Effective Date, provided that, if such period includes any trading days that are "ex dividend" with respect to the Additional Dividend, then the relevant five-day trading period shall be the five trading days immediately prior to such ex-dividend date;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Common Shares" means the common shares in the capital of Enerplus;

"Consideration" means, collectively, the Cash Consideration and the Share Consideration;

"Consideration Shares" means the Chord Shares to be issued as partial Consideration pursuant to the Arrangement;

"Court" means the Court of King's Bench of Alberta;

"CRA" means Canada Revenue Agency;

"Depositary" means TSX Trust Company, or such other trust company that may be appointed by Enerplus and Chord for the purpose of receiving deposits of certificates and/or DRS Advice(s) representing Common Shares in connection with the Arrangement;

"DGCL" means Delaware General Corporation Law;

"Dissent Rights" means the rights of dissent granted pursuant to the Interim Order and Section 4.1 of the Plan of Arrangement to the registered Shareholders in respect of the Arrangement;

"Dissenting Shareholder" means a registered Shareholder who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

"DRS Advice" means a Direct Registration System (DRS) advice;

"Effective Date" means the date upon which the Arrangement becomes effective under the ABCA;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date or such other time as agreed to by Chord and Enerplus in writing;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States);

"Enerplus" or the "Corporation" means Enerplus Corporation, a corporation existing under the ABCA;

"Enerplus AIF" means the annual information form of Enerplus in respect of the year ended December 31, 2023 and dated February 21, 2024;

"Enerplus Annual MD&A" means management's discussion and analysis of the financial condition and results of operations of Enerplus for the year ended December 31, 2023 and dated February 21, 2024;

"Enerplus Board" means the board of directors of Enerplus, as the same is constituted from time to time;

"Enerplus Compensatory Awards" means, collectively, the Enerplus PSU Awards and Enerplus RSU Awards;

(xxi)

"Enerplus Director Awards" means, collectively, the Enerplus Director DSU Awards and Enerplus Director RSU Awards;

"Enerplus Director DSU Award" means a deferred share unit award granted pursuant to the Enerplus Director DSU Plan;

"Enerplus Director DSU Plan" means the Deferred Share Unit Plan for directors of Enerplus, effective December 31, 2010 (amended effective January 14, 2014; May 9, 2019 and March 1, 2023);

"Enerplus Director RSU Award" means a restricted share unit award granted to non-employee directors of Enerplus pursuant to the Enerplus Director RSU Plan;

"Enerplus Director RSU Plan" means the Restricted Share Unit Plan for directors of Enerplus, effective November 6, 2019 (amended effective March 1, 2023);

"Enerplus Incentive Awards" means, collectively, the Enerplus Compensatory Awards and Enerplus Director Awards;

"Enerplus Incentive Plans" means, collectively, the Enerplus Share Award Incentive Plan, the Enerplus Director DSU Plan and the Enerplus Director RSU Plan;

"Enerplus PSU Award" means a performance share unit award granted pursuant to the Enerplus Share Award Incentive Plan;

"Enerplus RSU Award" means a restricted share unit award granted pursuant to the Enerplus Share Award Incentive Plan;

"Enerplus Share Award Incentive Plan" means the Share Award Incentive Plan of Enerplus, effective February 1, 2014, as amended and restated on March 1, 2023;

"Enerplus Superior Proposal" means a Superior Proposal with respect to Enerplus (substituting "Enerplus Acquisition Proposal" for the term "Acquisition Proposal" set forth therein);

"ESG" means environmental, social and governance matters;

"Evercore" means Evercore Group L.L.C., lead financial advisor to Enerplus;

"Evercore Fairness Opinion" means the written opinion of Evercore, dated as of February 21, 2024, addressed to the Enerplus Board, a copy of which is attached as Appendix D to this Information Circular;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

"Exchange Ratio" means for each Common Share, 0.10125 of a Chord Share, subject to adjustment in accordance with the Arrangement Agreement;

"FATCA" has the meaning ascribed to it under "Certain U.S. Federal Income Tax Considerations" in this Information Circular.

"Final Order" means the final order of the Court approving the Arrangement pursuant to Section 193(4) of the ABCA in a form reasonably acceptable to Enerplus and Chord, as such order may be amended by the Court (with the consent of both Enerplus and Chord, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Enerplus and Chord) on appeal.

"Governmental Entity" means any supranational, national, provincial, tribal authority, state, local or foreign government, any instrumentality, subdivision, court, executive, legislature, tribunal, administrative agency, regulatory authority or commission or other authority thereof, or any quasi-governmental, self-regulatory or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority;

(xxii)

"Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" or "Certain U.S. Federal Income Tax Considerations", as the context may require, in this Information Circular;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"HSR Clearance" means that all waiting periods (and any extensions thereof) applicable to the transactions contemplated by the Arrangement Agreement under the HSR Act shall have expired or been terminated;

"ICA Approval" means the Net Benefit Approval and National Security Approval;

"Information Circular" means the Notice of Meeting and this accompanying management information circular and proxy statement of Enerplus, together with all appendices hereto;

"Interim Order" means the interim order of the Court dated April 23, 2024 under Section 193(4) of the ABCA containing declarations and directions with respect to the holding of the Meeting and the Arrangement, as such order may be amended by the Court with the consent of Enerplus and Chord, which consent shall not be unreasonably withheld, conditioned or delayed, a copy of which order is attached as Appendix B to this Information Circular;

"Intervening Event" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation" in this Information Circular;

"Investment Assets" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.), as amended;

"IRS" means the U.S. Internal Revenue Service;

"ISED Minister" means the Minister of Innovation, Science and Industry;

"Latham" means Latham & Watkins LLP, U.S. counsel to Enerplus;

"Law" or "Laws" means any supernational, national, provincial, regional, state, municipal, local or foreign statute, law (including common law), ordinance, rule, regulation, code, Order, judgment, injunction, writ, decree, governmental guideline, or interpretation having force of law, in each case of or otherwise put into effect by or under authority of any Governmental Entity; and the term "applicable" with respect to any such Law and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal sent to registered Shareholders together with this Information Circular pursuant to which registered Shareholders are required, among other things, to deliver certificate(s) and/or DRS Advice(s) representing the Common Shares to the Depositary in exchange for the Consideration to which the holders of such Common Shares are entitled under the Arrangement;

"Liens" means any mortgages, liens (statutory or otherwise), licenses, security interests, easements, encroachments, rights-of-way, rights of refusal or encumbrances of any nature whatsoever;

"Management's Adjustments" has the meaning ascribed to it under "Unaudited Pro Forma Condensed Combined Financial Statements" in this Information Circular;

"Material Adverse Effect" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Representations and Warranties" in this Information Circular;

(xxiii)

"Meeting" means the special meeting of Shareholders to be held on May 24, 2024, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

"Named Executive Officers" means, those individuals identified under such term in the Arrangement Agreement, being Ian C. Dundas, Jodine J. Jenson Labrie, Wade D. Hutchings, Nathan D. Fisher and David A. McCoy;

"NASDAQ" means the Nasdaq Global Select Market;

"National Security Approval" means that more than 45 days shall have elapsed from the time that the ISED Minister has certified the application for review filed pursuant to Section 4.8(d) as complete and Chord or its affiliates have not received a notice under section 25.2(1) of the Investment Canada Act or an order under section 25.3(1) of the Investment Canada Act in relation to the Arrangement or, if such a notice has been sent or such an order has been made, Chord or its affiliates has subsequently received: (i) a notice under section 25.2 of the Investment Canada Act indicating that an order for the review of the Arrangement on the grounds of national security shall not be made, (ii) a notice under section 25.3(6) of the Investment Canada Act indicating that the ISED Minister is satisfied that the Arrangement would not be injurious to national security, or (iii) a copy of an order under section 25.4(1)(b) of the Investment Canada Act authorizing the Arrangement;

"National Security Notice" has the meaning ascribed to it under "The Arrangement – Other Approvals – Regulatory Matters – ICA Approval" in this Information Circular;

"National Security Review" has the meaning ascribed to it under "The Arrangement – Other Approvals – Regulatory Matters – ICA Approval" in this Information Circular;

"Net Benefit Approval" means that the ISED Minister shall have sent a written notice under the Investment Canada Act to Chord or its affiliates stating that the ISED Minister is satisfied that the Arrangement is likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under the Investment Canada Act shall have expired such that the ISED Minister shall be deemed to be satisfied that the Arrangement is of net benefit to Canada;

"NGLs" means natural gas liquids;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

"Non-Continuing Employees" has the meaning ascribed to it under "The Arrangement – Interests of Directors and Executive Officers in the Arrangement – Employment Agreements, Severance and 2024 Annual Bonuses" in this Information Circular;

"Non-Resident Dissenter" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Non-Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Non-U.S. Holder" has the meaning ascribed to it under "Certain U.S. Federal Income Tax Considerations" in this Information Circular;

"Notice of Application" means the Notice of Application by Enerplus to the Court for the Final Order, which accompanies this Information Circular;

"Notice of Meeting" means the Notice of Special Meeting by Enerplus to the Shareholders, which accompanies this Information Circular;

"NYSE" means the New York Stock Exchange;

(xxiv)

"OIF Rules" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Order" means any order, writ, decision, injunction, judgment, or decree of any Governmental Entity;

"Parties" means, Enerplus, Chord and AcquireCo, and "Party" means any one of them, as the context requires, and "other Party" means Enerplus, on the one hand, and Chord and/or AcquireCo, on the other hand, as the context requires;

"Person" includes an individual, a corporation, a partnership, a limited liability company, an unlimited liability company, an association, a trust or any other entity or organization, including a Governmental Entity;

"PFIC" means passive foreign investment company;

"Plan" or "Plan of Arrangement" means the plan of arrangement substantially in the form attached as Exhibit B to Appendix C to this Information Circular and any amendments thereto or variations thereof in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

"RBC" means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to Enerplus;

"Record Date" means April 22, 2024, being the record date for determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting;

"Registered Plans" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Registrar" means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

"Regulatory Approvals" means, collectively, the HSR Clearance and the ICA Approval;

"Remedy Action" has the meaning ascribed to it in Section 4.8(g) of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular;

"Resident Dissenter" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Reviewable Transaction" has the meaning ascribed to it under "The Arrangement – Other Approvals – Regulatory Matters – ICA Approval" in this Information Circular;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

"SEDAR+" means the System for Electronic Document Analysis and Retrieval Plus or any system that replaces SEDAR+;

"Share Consideration" means, in respect of each Common Share, the number of Chord Shares equal to the Share Exchange Ratio;

"Share Exchange Ratio" means 0.10125 of a Chord Share per Common Share, subject to adjustment in accordance with the Arrangement Agreement;

(xxv)

"Shareholders" means the holders of Common Shares;

"Stock Issuance Proposal" means a proposal to Chord Stockholders to be approved at the Chord Meeting, authorizing the issuance of the Consideration Shares in connection with the Arrangement;

"Subsidiaries" of any Person means any corporation or other form of legal entity (a) an amount of the outstanding voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or (b) with respect to which such Person or one or more of its Subsidiaries is the general partner or the managing member or has similar authority;

"Superior Proposal" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation" in this Information Circular;

"Tax Act" means the Income Tax Act (Canada);

"Tax Proposals" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"taxable capital gain" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Termination Date" means February 21, 2025 which date, if any of the requisite Regulatory Approvals have not been obtained and all other conditions to closing have been satisfied or waived on such date will automatically be extended to August 25, 2025;

"Transition Period" has the meaning ascribed to it under "The Arrangement – The Arrangement Agreement – Certain Employee Matters" in this Information Circular;

"Treasury Regulations" means the Treasury Regulations promulgated under the Code;

"TSX" means the Toronto Stock Exchange;

"TSX Trust" means TSX Trust Company, the Corporation's transfer agent;

"U.S. GAAP" means generally accepted accounting principles in the United States in effect from time to time;

"U.S. Holder" has the meaning ascribed to it under "Certain U.S. Federal Income Tax Considerations" in this Information Circular;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder;

"U.S. Securities Laws" means all applicable United States federal and state securities Laws, including the U.S. Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the NASDAQ, with respect to Chord, or the NYSE, with respect to Enerplus;

"United States" and "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

"USRPHC" has the meaning ascribed to it under "Certain U.S. Federal Income Tax Considerations" in this Information Circular.

(xxvi)

ABBREVIATIONS AND CONVERSIONS

The following are abbreviations and definitions used in this Information Circular:

bbl	barrel
bbls/d	barrels per day
Mbbl	thousand barrels
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMboe	million barrels of oil equivalent
MMcf	million cubic feet
WTI	West Texas Intermediate

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in United States dollars, except where otherwise indicated. References to "$" are to the currency of the United States and references to "C$" are to the currency of Canada.

The Corporation has adopted the U.S. dollar as the presentation currency for its consolidated financial statements. The exchange rates for the average of the indicative rates during the period and at the end of the period for the U.S. dollar in terms of Canadian dollar as reported by the Bank of Canada were as follows for each of the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
End of Period	1.3226	1.3544	1.2678
Period Average	1.3497	1.3011	1.2535

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Management Information Circular

Introduction

This management information circular and proxy statement ("Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Enerplus for use at the Meeting and any adjournment(s) or postponement(s) thereof. Other than as set forth below, no Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Evercore Fairness Opinion or the Interim Order in this Information Circular are qualified in their entirety by: (i) in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular; (ii) in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit B to the Arrangement Agreement, which is attached as Appendix C to this Information Circular; (iii) in the case of the Evercore Fairness Opinion, the complete text of the Evercore Fairness Opinion, a copy of which is attached as Appendix D to this Information Circular; and (iv) in the case of the Interim Order, the complete text of the Interim Order, a copy of which is attached as Appendix B to this Information Circular. You are urged to carefully read the full text of these documents.

Information contained in or otherwise accessed through the websites of Enerplus or Chord, or any other website, does not constitute part of this Information Circular.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

Although the Common Shares are registered with the SEC under the Exchange Act, and the issued and outstanding Common Shares are listed and posted for trading on the NYSE, the Corporation is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements.

These Shareholder materials are being sent directly to registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver such materials to "objecting beneficial owners". Enerplus is not sending any Shareholder materials directly to "non-objecting beneficial owners".

Information contained in this Information Circular is given as of April 23, 2024 unless otherwise specifically stated.

Information Concerning Chord and AcquireCo

The information concerning Chord and AcquireCo contained and incorporated by reference in this Information Circular, including but not limited to the information in Appendix G – "Information Concerning Chord", has been provided by Chord. Although Enerplus has no knowledge that would indicate that any of such information is untrue or incomplete, Enerplus does not assume any responsibility for the accuracy or completeness of such information or the failure by Chord to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Enerplus.

Forward-Looking Statements

Certain statements contained in this Information Circular and in the documents incorporated by reference herein constitute forward-looking statements and forward-looking information within the meaning of Applicable Securities Laws (collectively the "forward-looking statements"). These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions or the negative thereof.

In particular, this Information Circular contains forward-looking statements pertaining to:

•	the proposed Arrangement and its expected terms, benefits, timing and closing, including receipt of required approvals, satisfaction of other closing conditions and expected changes and appointments to the Chord Board;

•	expectations regarding the increased drilling and development inventory position of the combined company;

•	estimates of administrative, capital and operational cost synergies, including pre-tax synergies, savings and efficiencies;

•	expectations regarding the combined company's ability to effectively integrate assets and properties it may acquire as a result of the proposed Arrangement;

•	expectations regarding the combined company's ongoing focus on returning capital to shareholders through dividends and share repurchases;

•	expectations regarding future exploration and the development, growth and potential of the combined company's operations, project pipeline and investments, and schedule and anticipated benefits to be derived therefrom;

•	expectations regarding future investments or divestitures;

•	expectations of future dividends and returns to Shareholders and Chord Stockholders, before and after completion of the Arrangement, including share repurchases, as applicable;

•	expectations of future balance sheet strength and credit ratings including pro forma financial metrics;

•	expectations of future equity and enterprise value of the combined company;

•	expectations regarding the listing of the Consideration Shares on the NASDAQ and delisting of the Common Shares from the TSX and the NYSE;

•	expectations regarding the percentage share of the combined company that is expected to be owned by existing Chord Stockholders and former Shareholders;

•	expectations of future plans, priorities, focus and benefits of the proposed Arrangement and the combined company;

•	the combined company's environmental, social and governance related focus and commitments, and the anticipated benefits to be derived therefrom;

•	expectations relating to resource potential and the potential to add reserves;

•	expectations regarding employment agreements, severance, compensation and insurance coverage for certain Enerplus directors and officers following completion of the Arrangement;

•	expectations regarding the combined company's capital structure, assets and operations;

•	the treatment of Shareholders under tax Laws; and

•	expectations about the treatment of Enerplus Incentive Awards.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•	the perceived benefits of the Arrangement, which are based upon a number of facts, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "The Arrangement – Benefits of the Arrangement" and "The Arrangement – Recommendation of the Enerplus Board");

•	certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to the Corporation relating to timing expectations (see "The Arrangement – Timing");

•	the listing of the Chord Shares issuable pursuant to the Arrangement on the NASDAQ and the delisting of the Common Shares from the TSX and the NYSE, which is based on receipt of all required approvals from the TSX, NYSE and NASDAQ, as applicable;

•	the treatment of Shareholders under tax Laws, which is subject to the statements under "Certain Canadian Federal Income Tax Considerations", and "Certain U.S. Federal Income Tax Considerations";

•	the effects of the Arrangement on the Corporation and Chord, which are based on Enerplus' management's current expectations regarding the intentions of Chord; and

•	the business of each of Enerplus and Chord as set forth in the Enerplus AIF and the Chord 10-K, respectively.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual events or results of operations and financial results of the Corporation, Chord and the combined company to vary from the forward-looking statements set forth in this Information Circular and such variations may be material.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the risk that the perceived or anticipated benefits and/or synergies of the Arrangement will not be realized in whole or in part;

•	the ability to obtain Shareholder, Chord Stockholder, Court and regulatory clearances and approvals in connection with the proposed Arrangement;

•	the ability to complete the proposed Arrangement on the anticipated terms and timetable, or at all;

•	the possibility that various closing conditions for the Arrangement may not be satisfied or waived;

•	the tax treatment of the proposed Arrangement in Canada and the United States;

•	the Evercore Fairness Opinion does not and will not reflect changes in circumstances between the signing of the Arrangement Agreement and the Closing;

•	declines in oil or natural gas prices;

•	the level of success in exploration, development and production activities;

•	adverse weather conditions that may negatively impact development or production activities;

•	the timing and costs of exploration and development expenditures;

•	inaccuracies of reserve estimates or assumptions underlying them;

•	revisions to reserve estimates as a result of changes in commodity prices;

•	impacts to financial statements as a result of impairment write-downs;

•	the ability to generate cash flows that, along with cash on hand, will be sufficient to support operations, stockholder returns and cash requirements;

•	the ability to attract capital or obtain debt financing arrangements;

•	hedging decisions, including whether or not to enter into derivative financial instruments;

•	failure of assets to yield oil or gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from oil and gas operations;

•	inability to access oil and gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with Laws and regulations governing oil and gas operations;

•	the ability to replace oil and natural gas reserves;

•	any loss of senior management or technical personnel;

•	competition in the oil and gas industry; and

•	the risks set forth under "Risk Factors" in this Information Circular.

Additionally, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements regarding the percentage share of the combined company that is expected to be owned by existing Chord Stockholders and Shareholders have been calculated based on the outstanding Chord Shares and the outstanding Common Shares, each as of the date of the Arrangement Agreement, and assume none of the Shareholders exercise their Dissent Rights and there is no adjustment to the Consideration in respect of the Share Exchange Ratio.

Shareholders are cautioned that statements with respect to future dividends and share repurchases are non-binding. The declaration and payment of future dividends or the terms of any share repurchases remain at the discretion of the board of directors of the combined company and will be determined based on the combined company's financial results, balance sheet strength, cash and liquidity requirements, future prospects, crude oil and natural gas prices, and other factors deemed relevant by the board of directors of the combined company. The board of directors of the combined company reserves all powers related to the declaration and payment of dividends and terms of share repurchases.

Enerplus believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. Accordingly, these forward-looking statements are not to be relied upon as indicative of future results.

These forward-looking statements speak only as of the date of this Information Circular and except as required by Applicable Securities Laws, the Corporation does not undertake any obligation to update such forward-looking statements. Readers are cautioned that the forward-looking statements contained in this Information Circular are not conclusive and are subject to change.

With regard to the forward-looking statements in Chord's and Enerplus' documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain Canadian Federal Income Tax Considerations", "Certain U.S. Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein, including Appendix F – "Information Concerning Enerplus", Appendix G – "Information Concerning Chord", and the Enerplus AIF, the Enerplus Annual MD&A and the Chord 10-K which are incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Enerplus or Chord is included in documents on file with applicable Canadian Securities Administrators and the SEC and may be accessed on Enerplus' issuer profile through the SEDAR+ website at www.sedarplus.ca, on its EDGAR profile at www.sec.gov, and on Enerplus' website at www.enerplus.com, or on Chord's EDGAR profile at www.sec.gov. Upon request to Enerplus, you will be provided with a copy free of charge. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

Notice to Shareholders in the United States

THE ARRANGEMENT AND THE CONSIDERATION SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares, pursuant to the Arrangement, have not and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by law to grant such approval (see "The Arrangement – Other Approvals – Court Approvals"). The Consideration Shares to be received by Shareholders in exchange for their Common Shares pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except by persons who are "affiliates" (as defined in Rule 144) of Chord after the Effective Time, or were "affiliates" of Chord within 90 days prior to the Effective Time (see "The Arrangement – Securities Law Matters – United States –Resale of Chord Shares After the Effectve Time").

Shareholders who are citizens or residents of the United States should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Information Circular. For a general summary of certain Canadian and U.S. federal income tax consequences relevant to Shareholders located or resident in the United States, see "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada" and "Certain U.S. Federal Income Tax Considerations". Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Although the Common Shares are registered with the SEC under the Exchange Act, and the issued and outstanding Common Shares are listed and posted for trading on the NASDAQ, Enerplus is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities Laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Shareholders located or resident in the U.S. should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. Laws.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Enerplus and AcquireCo are organized under the laws of a jurisdiction outside the United States, that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Information Circular and the documents incorporated by reference may be residents of countries other than the United States, or that all or a substantial portion of the assets of Enerplus, AcquireCo and such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States on Enerplus, AcquireCo or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain U.S. Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein.

Advisory Regarding Oil and Gas Information

The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

All production volumes presented in this Information Circular are reported on a "net" basis (a company's working interest share after deduction of royalty obligations, plus the company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis.

Enerplus' oil and gas reserves statement for the year ended December 31, 2023, includes complete disclosure of its oil and gas reserves and other oil and gas information prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities and also certain information about its oil and gas reserves prepared in accordance with provisions of the Financial Accounting Standards Board's ASC Topic 932 Extractive Activities – Oil and Gas, which generally utilize definitions and estimations of proved reserves that are consistent with Rule 4-10 of Regulation S-X promulgated by the SEC, is contained in the Enerplus AIF, which is incorporated by reference herein. Chord's reserve estimates for the year ended December 31, 2023, which include estimates of all of the proved reserves owned by Chord, and certain other information regarding Chord's oil and gas operations, have been prepared under SEC disclosure standards set forth in Subpart 1200 of Regulation S-K, are contained in the Chord 10-K, which is incorporated by reference herein.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name but instead hold their Common Shares through intermediaries or brokers. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of Enerplus as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary or broker, then in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of Enerplus. Such Common Shares will more likely be registered under the name of the Shareholder's intermediary or broker or an agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS which acts as nominee for many Canadian brokerage firms), and in the United States, the vast majority of Common Shares are registered in the name of Cede & Co., which acts as the nominee holder for many U.S. brokerage firms. Common Shares held by intermediaries and brokers will be voted (for or against resolutions) only upon the instructions from the Beneficial Shareholder. Without specifying instructions, intermediaries and brokers are prohibited from voting Common Shares for their clients. If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

For further information, see "General Proxy Matters – Information for Beneficial Shareholders".

Non-GAAP Measures

Certain of the documents incorporated by reference in this Information Circular in respect of each of Enerplus and Chord use and refer to financial measures commonly used in the oil and gas industry, such as EBITDA, net debt and free cash flow, which do not have any standardized meaning prescribed by U.S. GAAP. Please refer to the non-GAAP measures advisories in such documents for the definitions and descriptions of such terms.

In addition, there are references to certain financial metrics in the summary of Evercore's financial analyses, such as EBITDAX, total enterprise value or TEV, cash flow from operations per share or CFPS and related ratios, which do not have any standardized meaning prescribed by U.S. GAAP. Please refer to disclosure under "The Arrangement – Evercore Fairness Opinion" for the definitions and descriptions of such terms.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with U.S. GAAP, and non-GAAP financial measures used by Enerplus and Chord may not be comparable to similarly titled measures used by other companies.

Summary Information

This summary is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, including the Appendices hereto. This summary does not contain all of the information that a Shareholder should consider in advance of the Meeting, and Enerplus encourages Shareholders to read the entire Information Circular carefully before voting. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms" or set out elsewhere in this Information Circular.

The Arrangement

The Corporation entered into the Arrangement Agreement with Chord and AcquireCo on February 21, 2024. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Exhibit B to the Arrangement Agreement) pursuant to which, among other things, Enerplus and Chord will complete a business combination and Chord, through AcquireCo, will acquire all of the issued and outstanding Common Shares in exchange for the Consideration, and the Corporation will become a wholly-owned subsidiary of Chord.

Pursuant to the Arrangement, Shareholders will transfer their Common Shares to AcquireCo, in the manner set forth in the Arrangement, and Shareholders (other than Dissenting Shareholders) will receive, for each whole Common Share, the Consideration consisting of the Share Consideration, being 0.10125 of a Chord Share, and the Cash Consideration, being $1.84 in cash.

No fractional Chord Shares shall be issued under the Arrangement. In the event the aggregate number of Chord Shares to be issued to a former Shareholder in connection with the Arrangement would result in a fraction of a Chord Share being issuable, such former Shareholder shall receive, in lieu of such fractional Chord Share, the nearest whole number of Chord Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares (as applicable) registered in the name of or beneficially held by such holder or their nominee shall be aggregated.

If the aggregate cash amount that a former Shareholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Shareholder is entitled to receive shall be rounded down to the nearest whole $0.01.

As of April 8, there were 204,246,025 Common Shares and 41,563,092 Chord Shares issued and outstanding. Assuming that there are no Dissenting Shareholders and no adjustment to the Share Consideration, it is expected that approximately 20,679,910 Chord Shares will be issued to Shareholders pursuant to the Arrangement, representing approximately 49.8% of the Chord Shares outstanding on such date, and that immediately following completion of the Arrangement, Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis.

The Plan of Arrangement provides that if any certificate or DRS Advice formerly representing Common Shares is not deposited together with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the third anniversary of the Effective Date, then the Consideration that such former Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Shareholder was entitled will be delivered to Chord by the Depositary and the Chord Shares forming part of the Consideration shall be cancelled by Chord, and the interest of the former Shareholder in such Chord Shares (including any dividend or other distributions) to which such Shareholder was entitled will be terminated as of such third anniversary, and the certificate(s) or DRS Advice(s) formerly representing Common Shares will cease to represent a right or claim of any kind or nature.

See "The Arrangement – General Overview of the Arrangement" and "The Arrangement – Procedure for Exchange of Common Shares".

Additional Dividend

Pursuant to the Arrangement Agreement, there is no prohibition on Enerplus continuing to pay its regular quarterly dividends prior to Closing in an amount of $0.065 per Common Share. The Arrangement Agreement also permits Enerplus to declare the Additional Dividend prior to Closing, which is an amount intended to equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the Share Exchange Ratio) to the amount of quarterly dividends declared by Chord following the March 2024 dividends and that have a record date prior to Closing. Enerplus intends to declare the Additional Dividend shortly prior to, and conditional upon, Closing. Further information about the amount of the Additional Dividend as well as the record date, which is expected to be prior to Closing, and the payment date, which is expected to be after Closing, will be provided at a future date. See "The Arrangement – Additional Dividend".

The Meeting

The Meeting is scheduled to be held at 10:00 a.m. (Calgary time) on May 24, 2024 at the offices of Blake, Cassels & Graydon LLP at Suite 3500, 855 – 2 Street S.W., Calgary, Alberta for the purposes set out in the Notice of Meeting. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution.

The Record Date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting is April 22, 2024. Only Shareholders included in the list of Shareholders prepared as at the close of business on the Record Date are entitled to receive notice of the Meeting and vote those Common Shares.

If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, no later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting. See "General Proxy Matters".

Background to the Arrangement

The terms of the Arrangement are the result of extensive negotiations between representatives of Enerplus and Chord, with the assistance of Enerplus' and Chord's respective external legal counsel and financial advisors. See "The Arrangement – Background to the Arrangement" for a summary of the background of these negotiations, the Arrangement and related transactions.

Recommendation of the Enerplus Board

After consultation with management of the Corporation and the Corporation's financial and external legal advisors, and after having taken into consideration such matters as it considered relevant as described in this Information Circular, the Enerplus Board unanimously: (i) determined that the Arrangement is in the best interests of Enerplus and is fair to Shareholders; (ii) approved the Arrangement Agreement and the Arrangement; and (iii) resolved to recommend the Arrangement Resolution for approval by Shareholders and the Plan of Arrangement for approval by the Court.

The Enerplus Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement – Benefits of the Arrangement", "The Arrangement – Enerplus Board Review" and "The Arrangement – Recommendation of the Enerplus Board".

Benefits of the Arrangement

The Corporation believes that the Arrangement and the transactions contemplated thereby will provide a number of anticipated benefits to the Shareholders, including, without limitation, those arising from the following considerations:

Premium

Based on the closing price of the Chord Shares as of February 20, 2024, the last complete trading day prior to the announcement of the Arrangement, the implied value of the Consideration to be paid in exchange for each Common Share was $18.42, which represented a premium of 13.9% to the $16.17 closing price of the Common Shares on February 20, 2024 and a 28.5% premium to the closing price of the Common Shares of $14.33 on February 7, 2024, the last trading day before a third-party media source publicly announced that Enerplus was approached with an acquisition proposal.

Achieves Size and Scale

Enerplus and Chord anticipate the Arrangement will create a premier operator in the Williston Basin with material size and scale and a total enterprise value of approximately $11 billion, inclusive of Enerplus' net debt and based on the Share Exchange Ratio and the closing price of the Common Shares and Chord Shares as of February 20, 2024. The combined company is expected to be the largest exploration and production company in the Bakken play and a premier operator in the Williston Basin with combined net production of approximately 287,000 barrels of oil equivalent per day in the fourth quarter of 2023 and a land base of approximately 1.3 million net acres. Enerplus also believes that the material increase in its market capitalization increases the potential upside in the total value of the combined company's equity, moves Enerplus into a new peer group, and provides greater trading liquidity to the Shareholders.

Increased Inventory

The combined company is expected to have a significantly increased drilling and development inventory position, particularly in the Williston Basin, that is anticipated to support break-even inventory crude oil prices below $60/bbl WTI and an estimated ten years of development based on the currently estimated development pace for Chord and Enerplus. In addition, the enhanced acreage and inventory profile are expected to allow the combined company to increase the number of three-mile lateral opportunities.

Ongoing Ownership in the Combined Company and Enhanced Ability to Deliver Returns to Shareholders

The Arrangement provides Shareholders with an opportunity for ongoing ownership and participation in the business of the combined company, including its anticipated ongoing focus on returning capital to its shareholders. Immediately following completion of the Arrangement, assuming there are no Dissenting Shareholders and no adjustment to the Share Consideration, it is expected that Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

Enerplus believes that estimated cost savings and synergies from the Arrangement for the combined company are expected to drive administrative, capital and operating synergies of up to $150 million per year, achievable over a three-year period, and that the after-tax present value of these cost saving and synergy opportunities is expected to exceed $750 million in the aggregate.

Preserves Strong Financial Position

It is anticipated that the combined company will have a stronger financial position than either Chord or Enerplus on a standalone basis, with a relatively unlevered balance sheet, as Enerplus expects the combined company to have an improved credit profile, lower cost of capital and a strong balance sheet, positioning the combined company for additional index inclusion, stronger credit ratings and lower cost future financings, as compared to Enerplus on a standalone basis.

Strong Leadership Team

The combined company's board of directors will be comprised of eleven members, of whom: (i) seven directors will be designated by Chord, which designees shall be Daniel E. Brown, the current President and Chief Executive Officer of Chord, and the following six independent directors: Susan M. Cunningham, Douglas E. Brooks, Samantha F. Holroyd, Kevin S. McCarthy, Anne Taylor and Marguerite N. Woung-Chapman, and (ii) four directors will be designated from the existing Enerplus Board, which designees shall be Ms. Hilary Foulkes, the current Chair of the Enerplus Board, Mr. Ian C. Dundas, a current director and the President and Chief Executive Officer of Enerplus, and the following two independent directors: Ward Polzin and Jeffrey Sheets. Susan M. Cunningham will continue as the chair of the Chord Board.

Mr. Daniel E. Brown will continue to serve as President and Chief Executive Officer and a director of Chord. Following completion of the Arrangement, Mr. Dundas will be appointed as advisor to the Chief Executive Officer of Chord. The remainder of the combined company's leadership team will be comprised of Chord's current executive officers, including Mr. Michael Lou, Chord's Executive Vice President, Chief Strategy Officer and Chief Commercial Officer, Mr. Richard Robuck, Chord's Executive Vice President and Chief Financial Officer, Mr. Darrin Henke, Chord's Executive Vice President and Chief Operating Officer, and Ms. Shannon Kinney, Chord's Executive Vice President, Chief Administrative Officer and General Counsel, each of whom will continue to serve in their respective capacities.

Ongoing Commitment to Safety and ESG Leadership

Chord and Enerplus share a commitment to ESG excellence, including managing risks around all aspects of the business, ensuring employees' and contractors' safety, and stewarding environmental responsibility, performance, and reporting transparency. Enerplus believes this will remain a core commitment of the combined company, which will seek to capitalize on combined best practices of Enerplus and Chord.

For additional information with respect to these and other anticipated benefits of the Arrangement, see "The Arrangement – Benefits of the Arrangement", and "Information Concerning the Combined Company" in this Information Circular.

Evercore Fairness Opinion

Enerplus retained Evercore to act as its lead financial advisor in connection with Enerplus' evaluation of strategic and financial alternatives, including the Arrangement. As part of this engagement, Enerplus requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Shares in the Arrangement.

At a meeting of the Enerplus Board held on February 21, 2024, Evercore rendered to the Enerplus Board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's written opinion, the Consideration to be received by the holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders.

The full text of the Evercore Fairness Opinion, which sets forth, among other things, the procedures followed, assumptions made, information reviewed, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix D to this Information Circular and is incorporated by reference to this Information Circular in its entirety. Shareholders are urged to read the Evercore Fairness Opinion in its entirety, which is attached as Appendix D to this Information Circular. This summary of the Evercore Fairness Opinion is qualified in its entirety by the full text of such opinion. The Evercore Fairness Opinion was addressed to, and provided for the information and benefit of, the Enerplus Board (solely in its capacity as such) in connection with its evaluation of the proposed Arrangement. The Evercore Fairness Opinion does not constitute a recommendation to the Enerplus Board or to any other persons in respect of the Arrangement, including as to how any Shareholder should vote or act in respect of the Arrangement. The Evercore Fairness Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to Enerplus, nor does it address the underlying business decision of Enerplus to engage in the Arrangement.

See "The Arrangement – Evercore Fairness Opinion".

Treatment of Enerplus Incentive Awards

Pursuant to the Arrangement Agreement, and consistent with the terms of the applicable Enerplus Incentive Plans having regard to the proposed terms of the Arrangement and the form of Consideration to be paid to Shareholders, each Enerplus Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Enerplus Incentive Award, fully vested. At the Effective Time, each holder of an Enerplus Incentive Award shall receive from Enerplus a cash payment (net of applicable withholdings) in exchange therefor. There will be no outstanding Enerplus Incentive Awards following completion of the Arrangement.

The applicable calculation for determining the specific cash payment for each Enerplus Incentive Award is set out in more detail elsewhere in this Information Circular. See "The Arrangement – Treatment of Enerplus Incentive Awards" and the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the arrangement to become effective:

(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Meeting;

(b)	the Stock Issuance Proposal shall have been approved by the Chord Stockholders at the Chord Meeting;

(c)	the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to Enerplus and Chord;

(d)	the Consideration Shares issuable pursuant to the Arrangement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance;

(e)	all Regulatory Approvals shall have been obtained; and

(f)	all other conditions to Closing set forth in the Arrangement Agreement shall have been satisfied or waived by the appropriate parties.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

See "The Arrangement – Procedural Steps for the Arrangement to Become Effective".

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

See "The Arrangement – Shareholder Approval", "The Arrangement – Securities Law Matters" and "General Proxy Matters – Procedure and Votes Required".

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders, authorizes the Enerplus Board, without further notice to or approval of Shareholders, to amend the Arrangement Agreement or Plan of Arrangement (to the extent permitted thereby) and, subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Other Approvals

Chord Stockholder Approval

It is a condition to completion of the Arrangement that the Stock Issuance Proposal must be approved by an affirmative vote of a majority of the votes cast at the Chord Meeting in accordance with the rules and regulations of the NASDAQ and the terms of the Chord Bylaws. The Chord Meeting is scheduled to take place at 9:00 a.m. (Central time) on May 14, 2024.

Court Approval

The ABCA provides that a plan of arrangement requires Court approval. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement Resolution to Shareholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular.

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the requisite vote of Shareholders at the Meeting and the Chord Stockholders have approved the Stock Issuance Proposal, Enerplus will make an application to the Court for the Final Order. The Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders.

The application for the Final Order to the Court for approval of the Arrangement is scheduled to be heard before a Justice of the Court of King's Bench of Alberta via video conference at the Edmonton Law Courts, 1A Sir Winston Churchill Square, Edmonton, Alberta on May 28, 2024 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will constitute the basis for an exemption from the registration requirements under the U.S. Securities Act for the issuance of the Consideration Shares to the Shareholders pursuant to the Arrangement, that is provided by Section 3(a)(10) thereof.

Any Shareholder or other interested party who wishes to support or oppose the application with respect to the Arrangement, may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder or other interested party files with the Court and serves upon Enerplus on or before 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) Business Days prior to the date of the Meeting if the Meeting is not held on May 24, 2024), a notice of intention to appear setting out such Shareholder's or interested party's address for service and indicating whether such Shareholder or interested party intends to support or oppose the application or make submissions, together with a summary of the position such Person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on Enerplus is required to be effected by service upon the solicitors for Enerplus: Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC.

See "The Arrangement – Other Approvals – Court Approvals".

Regulatory Approvals

It is a mutual condition to completion of the Arrangement that all Regulatory Approvals shall have been obtained prior to the Arrangement becoming effective, including the HSR Clearance and the ICA Approval.

HSR Clearance

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a notification and report relating to the transaction with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the applicable waiting periods have been satisfied.

On March 6, 2024, Chord and Enerplus each filed a premerger notification and report form under the HSR Act. The waiting period under the HSR Act in connection with the Arrangement expired at 11:59 p.m. (Eastern time) on April 5, 2024.

At any time before or after consummation of the Arrangement, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transaction or seeking the divestiture of substantial assets of Chord or Enerplus or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

ICA Approval

The Arrangement constitutes a Reviewable Transaction under the Investment Canada Act, and as a result, the Arrangement cannot be completed until a Net Benefit Approval is obtained. On March 6, 2024, Chord submitted an application for review to the ISED Minister in respect of the Arrangement pursuant to Part IV of the Investment Canada Act. On April 22, 2024, the Parties received notice from the ISED Minister extending the initial review period by an additional 30 days. On the same day, the National Security Approval component of the ICA Approval closing condition was satisfied.

See "The Arrangement – Other Approvals – Regulatory Matters" and "Risk Factors."

Stock Exchange Approvals

It is a mutual condition to completion of the Arrangement that Chord obtain the authorization for the listing on the NASDAQ of the Chord Shares issuable pursuant to the Arrangement; subject to official notice of issuance.

See "The Arrangement – Other Approvals – Stock Exchange Approvals".

Timing

If the Arrangement Resolution and the Stock Issuance Proposal are approved at the Meeting and the Chord Meeting, respectively, Enerplus will apply to the Court for the Final Order approving the Arrangement. Upon the Final Order being granted, Enerplus will, as soon as reasonably practicable but in any event not later than five Business Days after the last of the conditions to the Arrangement Agreement have been satisfied or waived, send the Articles of Arrangement to the Registrar for filing. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed.

If the Final Order is obtained in form and substance satisfactory to Enerplus and Chord, the Effective Date will occur once all other conditions set forth in the Arrangement Agreement are satisfied or, where applicable, waived. Enerplus and Chord expect the Effective Date will occur mid-year 2024, subject to the receipt of the remaining Regulatory Approvals. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or a delay in the receipt of any of the Regulatory Approvals.

See "The Arrangement – Timing".

The Arrangement Agreement

The following is a summary of certain material provisions of the Arrangement Agreement and Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Information Circular, and by the more detailed summary contained elsewhere in this Information Circular.

See "The Arrangement – The Arrangement Agreement".

Covenants, Representations and Warranties and Conditions of Closing

The Arrangement Agreement contains customary covenants, representations and warranties of each Party for a transaction of this nature. The respective obligations of the Corporation and Chord to complete the Arrangement are subject to the satisfaction or waiver of certain conditions, both mutual and with respect to the specific obligations of Enerplus, Chord and AcquireCo. These conditions include, among others, approval of the Arrangement Resolution by the Shareholders, approval of the Stock Issuance Proposal by the Chord Stockholders, the authorization for listing of the Consideration Shares on the NASDAQ (subject to official notice of issuance), and obtaining the Final Order and Regulatory Approvals. Upon all conditions being satisfied or waived, Enerplus is required to send the Final Order and the Articles of Arrangement to the Registrar for filing as soon as reasonably practicable and in any event not later than five Business Days after the satisfaction or waiver of the last condition, in order to give effect to the Arrangement.

See "The Arrangement – The Arrangement Agreement – Covenants", "The Arrangement – The Arrangement Agreement – Representations and Warranties" and "The Arrangement – The Arrangement Agreement – Conditions to Completion of the Arrangement".

Additional Covenants Regarding Non-Solicitation

In addition to certain covenants, representations and warranties made by each of Enerplus, Chord and AcquireCo in the Arrangement Agreement, the Corporation has provided certain non-solicitation covenants in favour of Chord and Chord has provided the same non-solicitation covenants in favour of Enerplus.

See "The Arrangement – The Arrangement Agreement – Non-Solicitation of Alternative Transactions and Change in Recommendation".

Termination

The Arrangement Agreement may be terminated by mutual written consent of Enerplus and Chord at any time prior to the Effective Time. In addition, either Enerplus or Chord may terminate the Arrangement Agreement at any time prior to the Effective Time if certain specified events occur.

See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement".

Termination Fees

The Arrangement Agreement provides that, upon termination of the Arrangement Agreement under certain circumstances, Enerplus will be required to pay to Chord a termination fee of $127 million in connection with such termination, or Chord will be required to pay to Enerplus a termination fee of $240 million in connection with such termination.

See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fees".

The above is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Information Circular, and by the more detailed summary contained elsewhere in this Information Circular.

See "The Arrangement – The Arrangement Agreement" and Appendix C for a copy of the Arrangement Agreement.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders have Dissent Rights with respect to the Arrangement and, if the Arrangement becomes effective and the registered Shareholder validly exercises and does not withdraw, and is not deemed to have withdrawn, such dissent, the right to be paid the fair value of their Common Shares by AcquireCo, determined as of the close of business on the day before the Arrangement Resolution was adopted, in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, which payment shall be reduced by the portion of the Additional Dividend that the applicable Shareholder has received (or is entitled to receive), if any. A Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 191 of the ABCA and the Interim Order, which are attached as Appendices E and B, respectively, to the accompanying Information Circular.

To exercise such Dissent Rights a registered Shareholder must send to Enerplus a written objection to the Arrangement Resolution, which written objection must be received by Enerplus, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC, by 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) Business Days prior to the date of the Meeting if the Meeting is not held on May 24, 2024), and such holder must strictly comply with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and Plan of Arrangement, may result in the loss of any right to dissent. Persons who are Beneficial Shareholders who wish to dissent should be aware that only the registered Shareholders are entitled to dissent. Accordingly, Beneficial Shareholders desiring to exercise Dissent Rights must make arrangements for such Common Shares beneficially owned to be registered in such Beneficial Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation, or alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholders. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one Beneficial Shareholder and registered in the Dissenting Shareholder's name.

It is strongly encouraged that any Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and Plan of Arrangement, may prejudice such Shareholder's right to dissent.

See "The Arrangement – Dissent Rights".

Enerplus

Enerplus is a corporation formed and existing under the ABCA. Enerplus is a North American exploration and production company whose activities are concentrated in the United States, and in particular in the states of North Dakota, Pennsylvania and Colorado. The Corporation's Common Shares trade on the TSX and the NYSE under the symbol "ERF".

On February 20, 2024, the last complete trading day prior to announcement of the Arrangement, the closing price of the Common Shares on the TSX and the NYSE was C$21.85 per Common Share and $16.17 per Common Share, respectively. On April 18, 2024, the closing price of the Common Shares on the TSX and the NYSE was C$27.36 per Common Share and $19.83 per Common Share, respectively.

If the Arrangement is completed, it is anticipated that the Common Shares will be delisted from the TSX and NYSE as promptly as possible following the Effective Date, and in any event no more than ten days after the Effective Time. In addition, it is expected that Chord will, subject to applicable Law, apply to have Enerplus cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and terminate Enerplus' reporting obligations in Canada and the United States following completion of the Arrangement.

See Appendix F – "Information Concerning Enerplus".

Chord

Chord is an independent exploration and production company incorporated under and governed by the Laws of the State of Delaware and headquartered in Houston, Texas. Chord is engaged in the acquisition, exploration, development and production of crude oil, NGLs and natural gas with quality and sustainable long-lived assets in the Williston Basin. The Chord Shares are listed for trading on the NASDAQ under the symbol "CHRD".

On February 20, 2024, the last complete trading day prior to announcement of the proposed Arrangement, the closing price of the Chord Shares on the NASDAQ was $163.75 per Chord Share. On April 18, 2024 the closing price of the Chord Shares on the NASDAQ was $178.65 per Chord Share.

See Appendix G – "Information Concerning Chord".

AcquireCo

AcquireCo is an unlimited liability corporation organized and existing under the laws of the Province of Alberta, Canada incorporated under the ABCA on February 19, 2024. AcquireCo is a wholly-owned subsidiary of Chord formed for the purposes of effecting the Arrangement.

See "Information Concerning AcquireCo".

The Combined Company

Following completion of the Arrangement, Chord will continue to be the publicly traded parent company of the combined business, with the Chord Shares traded on the NASDAQ, and Enerplus will indirectly, through AcquireCo, be a wholly-owned subsidiary of Chord.

In addition, Chord will become a reporting issuer in each of the provinces and territories of Canada by virtue of the completion of the Arrangement with Enerplus. Subject to certain exceptions, Chord will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Chord to file reports with respect to trades of Chord securities, provided Chord complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Chord files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the Exchange Act.

For additional pro forma information of the combined company, see "The Arrangement – Securities Law Matters – Canada – Canadian Reporting Obligations of Chord" and "Information Concerning the Combined Company".

Canadian Federal Income Tax Considerations

The receipt by a Resident Holder (as defined in the section entitled "Certain Canadian Federal Income Tax Considerations") of Chord Shares and Cash Consideration in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for Canadian federal income tax purposes. Generally, a Resident Holder will realize a capital gain (or capital loss) equal to the difference between (i) the sum of the amount of Cash Consideration and the fair market value of the Chord Shares received by it pursuant to the Arrangement and (ii) the aggregate of the adjusted cost base of the Resident Holder's Common Shares immediately before the disposition plus any reasonable costs of disposition.

The receipt by a Non-Resident Holder (as defined in the section entitled "Certain Canadian Federal Income Tax Considerations") of Chord Shares and Cash Consideration in exchange for Common Shares will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, unless the Common Shares constitute "taxable Canadian property" and do not constitute "treaty-protected property" to the Non-Resident Holder.

Shareholders should carefully read "Certain Canadian Federal Income Tax Considerations" for a general summary of certain Canadian federal income tax considerations relevant to Shareholders. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement and owning and disposing of Chord Shares to them with respect to their particular circumstances.

U.S. Federal Income Tax Considerations

The receipt by a U.S. Holder (as defined in the section entitled "Certain U.S. Federal Income Tax Considerations") of Chord Shares and Cash Consideration in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the (i) sum of the amount of Cash Consideration and the fair market value of the Chord Shares received pursuant to the Arrangement and (ii) its aggregate adjusted tax basis in Common Shares that it exchanges for such Chord Shares and Cash Consideration.

Shareholders should carefully read "Certain U.S. Federal Income Tax Considerations" for a general summary of certain U.S. federal income tax considerations relevant to Shareholders. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement and owning and disposing of Chord Shares to them with respect to their particular circumstances.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations, as applicable, to Shareholders. Shareholders who are residents in or otherwise subject to tax in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement and of owning and disposing of Chord Shares to them with respect to their particular circumstances, including any associated filing requirements, in such jurisdictions. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state, local or other tax considerations of the Arrangement.

Procedure for Exchange of Common Shares

Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advice(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than a Dissenting Shareholder) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing a registered Shareholder's Common Shares for the Consideration under the Arrangement. Once the Arrangement becomes effective, registered Shareholders that have properly deposited a validly completed and duly executed Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) will receive their Consideration under the Arrangement as soon as reasonably practicable thereafter.

If a Shareholder deposits its Common Shares with the Depositary prior to the Meeting and if the Arrangement is approved at the Meeting (including any adjournment or postponement thereof), the deposit of the Common Shares is irrevocable unless the Arrangement is not subsequently completed.

Only registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding Common Shares through an intermediary or broker should contact that intermediary or broker for instructions and assistance in receiving the Consideration for your Common Shares and carefully follow any instructions provided by such intermediary or broker.

Any use of mail to transmit certificate(s) and/or DRS Advice(s) representing Common Shares and the Letter of Transmittal is at each holder's risk. Enerplus recommends that such certificate(s) and/or DRS Advice(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with return receipt) and appropriate insurance be obtained.

From and after the Effective Time, all certificates and/or DRS Advices that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive upon deposit thereof with the Depositary the aggregate Cash Consideration and Share Consideration to which such former holder of Common Shares is entitled under the Arrangement and the Plan of Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares, reduced by the portion of the Additional Dividend that the applicable Dissenting Shareholder has received (or is entitled to receive), if any.

Any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with a validly completed and duly executed Letter of Transmittal and all other documents as required by the Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on the day prior to the third anniversary of the Effective Date shall cease to represent any right or a claim of any kind or nature against Chord, AcquireCo or Enerplus to the Consideration. On such date, the aggregate Consideration to which such former registered Shareholder was ultimately entitled (together with any distributions paid in trust to the Depositary in connection with any dividend or other distribution declared or made after the Effective Time with respect to the Chord Shares with a record date after the Effective Time), shall terminate and be deemed to have been surrendered and forfeited to Chord or AcquireCo, as applicable, together with all entitlements to dividends or distributions thereon held for such former registered Shareholder, for no consideration.

Chord and Enerplus have retained the services of the Depositary for the receipt of certificate(s) or DRS Advice(s) representing Common Shares and the related Letters of Transmittal deposited under the Arrangement and for the payment of Consideration for the Common Shares pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

See "The Arrangement – Arrangement Steps" and "The Arrangement – Procedure for Exchange of Common Shares".

Risk Factors

Before Shareholders make a decision on the Arrangement Resolution, Shareholders should carefully consider specific risks set forth herein, as well as in the documents incorporated by reference herein, in addition to the risks and uncertainties discussed under "Forward-Looking Statements" in this Information Circular.

As a holder of Chord Shares following the consummation of the Arrangement, you will be subject to all risks inherent in the business of Chord in addition to the risks relating to Enerplus. The market value of the Chord Shares will reflect the performance of the business relative to, among other things, that of the competitors and of general economic, market and industry conditions.

There are a number of risks related specifically to the Arrangement, including:

•	the Arrangement is subject to satisfaction or waiver of several conditions;

•	the Arrangement Agreement may be terminated in certain circumstances;

•	Enerplus may be required to pay a termination fee if the Arrangement is terminated in certain circumstances;

•	if the Arrangement is not consummated by the Termination Date, either Enerplus or Chord may choose not to proceed with the Arrangement;

•	Shareholders have Dissent Rights that may result in significant cash being paid by the combined company to Shareholders who validly exercise Dissent Rights in respect of the Arrangement;

•	the issuance of a significant number of Chord Shares could adversely affect the market price of Chord Shares after completion of the Arrangement;

•	each of Enerplus and Chord will incur substantial transaction fees and costs in connection with the Arrangement;

•	Chord and Enerplus may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Arrangement;

•	the Exchange Ratio will not be adjusted in the event of any change in either Chord's or Enerplus' share price;

•	Shareholders will experience substantial dilution of their ownership percentage and voting power as a result of the stock issuance;

•	the Arrangement could affect the price of the Common Shares as a result of market response to the Arrangement, significant delays in the consummation of the Arrangement or the termination of the Arrangement Agreement;

•	the combined company intends to pay dividends on, and effectuate share repurchases with respect to, Chord Shares; however, the combined company's ability to take these actions in the future may be limited and no assurance can be given that it will be able to pay dividends to Chord Stockholders or effectuate share repurchases in the future at indicated levels or at all;

•	completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Enerplus is a party;

•	significant demands will be placed on the combined company as a result of the Arrangement in order to integrate and realize the anticipated benefits of the Arrangement;

•	the combined company may not realize anticipated benefits of the Arrangement and the integration of Enerplus and Chord may not occur as planned;

•	inflation could adversely impact the combined company's ability to control its costs, including its operating expenses and capital costs;

•	subsequent to the consummation of the Arrangement, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment;

•	Enerplus' public filings are subject to Canadian disclosure standards which differ from Chord's public filings which are subject to U.S. disclosure standards;

•	uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of Enerplus, Chord or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Shareholder, or any other person, regarding the ultimate performance of the combined company or that any such results will be achieved;

•	the unaudited pro forma combined financial information of Chord and Enerplus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Arrangement;

•	failure by Chord and/or Enerplus to comply with applicable Laws prior to the Arrangement could subject the combined company to penalties and other adverse consequences following the Arrangement;

•	the Chord Shares to be received by Shareholders as a result of the Arrangement will have different rights from those associated with the Common Shares pursuant to the ABCA and the rules of the TSX; and

•	there are risks related to the application and interpretation of income tax Laws and there are tax consequences applicable to Shareholders and the combined company as a result of the Arrangement.

See "Risk Factors".

In addition, whether or not the Arrangement is completed, Enerplus will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the Enerplus AIF, which is incorporated by reference herein and is available on its SEDAR+ profile at www.sedarplus.ca, on its EDGAR profile at www.sec.gov, and on Enerplus' website at www.enerplus.com.

MATTERS TO BE CONSIDERED AT THE MEETING

At the Meeting, the Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix A to this Information Circular. The Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by holders of Common Shares present in person or represented by proxy at the Meeting.

Shareholders are urged to carefully review this Information Circular when considering the Arrangement Resolution. In particular, see "The Arrangement" and "The Arrangement – Arrangement Steps" and Appendix G – "Information Concerning Chord".

The Arrangement

General Overview of the Arrangement

The Corporation entered into the Arrangement Agreement with Chord and AcquireCo on February 21, 2024. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Exhibit B to the Arrangement Agreement) pursuant to which, among other things, Enerplus and Chord will complete a business combination and Chord, through AcquireCo, will acquire all of the issued and outstanding Common Shares in exchange for the Consideration, and the Corporation will become a wholly-owned subsidiary of Chord.

Pursuant to the Arrangement, Shareholders will transfer their Common Shares to AcquireCo, in the manner set forth in the Arrangement, and Shareholders (other than Dissenting Shareholders) will receive, for each whole Common Share, the Consideration consisting of the Share Consideration, being 0.10125 of a Chord Share, and the Cash Consideration, being $1.84 in cash.

No fractional Chord Shares shall be issued under the Arrangement. In the event the aggregate number of Chord Shares to be issued to a former Shareholder in connection with the Arrangement would result in a fraction of a Chord Share being issuable, such former Shareholder shall receive, in lieu of such fractional Chord Share, the nearest whole number of Chord Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares (as applicable) registered in the name of or beneficially held by such holder or their nominee shall be aggregated.

If the aggregate cash amount that a former shareholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former shareholder is entitled to receive shall be rounded down to the nearest whole $0.01.

As of April 8, 2024, there were 204,246,025 Common Shares and 41,563,092 Chord Shares issued and outstanding. Assuming that there are no Dissenting Shareholders and no adjustment to the Share Consideration, it is expected that approximately 20,679,910 Chord Shares will be issued to Shareholders pursuant to the Arrangement, representing approximately 49.8% of the Chord Shares outstanding on such date, and that immediately following completion of the Arrangement, Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis.

The Plan of Arrangement provides that if any certificate or DRS Advice formerly representing Common Shares is not deposited together with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the third anniversary of the Effective Date, then the Consideration that such former Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Shareholder was entitled will be delivered to Chord by the Depositary and the Chord Shares forming part of the Consideration shall be cancelled by Chord, and the interest of the former Shareholder in such Chord Shares (including any dividend or other distributions) to which such Shareholder was entitled will be terminated as of such third anniversary, and the certificate(s) or DRS Advice(s) formerly representing Common Shares will cease to represent a right or claim of any kind or nature.

Additional Dividend

Pursuant to the Arrangement Agreement, there is no prohibition on Enerplus continuing to pay its regular quarterly dividends prior to Closing in an amount of $0.065 per Common Share. The Arrangement Agreement also permits Enerplus to declare the Additional Dividend prior to Closing, which is an amount intended to equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the Share Exchange Ratio) to the amount of quarterly dividends declared by Chord following the March 2024 dividends and that have a record date prior to Closing. Enerplus intends to declare the Additional Dividend shortly prior to, and conditional upon, Closing. Further information about the amount of the Additional Dividend as well as the record date, which is expected to be prior to Closing, and the payment date, which is expected to be after Closing, will be provided at a future date.

Enerplus does not intend to declare any dividends prior to Closing other than its regular quarterly dividends and the Additional Dividend. Under the Arrangement Agreement, the Consideration to be paid per Common Share will be decreased for the amount of any dividends or other distributions declared, set aside or paid by Enerplus to Shareholders prior to the Effective Time, except for stock dividends or dividends payable in other securities of Enerplus (for which other adjustments will be made), Enerplus' regular quarterly dividends in an amount not exceeding $0.065 per Common Share and the Additional Dividend.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Exhibit B to the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially, in the following order, in two-minute increments, except where noted, without any further authorization, act or formality:

(a)	each issued and outstanding Common Share held by a Dissenting Shareholder immediately prior to the Effective Time shall be and shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act or formality, to AcquireCo (free and clear of any Liens of any nature whatsoever), and such Dissenting Shareholder shall cease to be a holder of such Common Shares and to have any rights as a holder of Common Shares, other than to be paid the fair value of such Common Shares in accordance with Article 4 of the Plan of Arrangement, which shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted and which payment shall be reduced by the portion of the Additional Dividend that the applicable Shareholder has received (or is entitled to receive), if any. In connection therewith, the name of each Dissenting Shareholder shall be removed from the register of holders of Common Shares maintained by or on behalf of Enerplus, and AcquireCo shall be the holder of all of Common Shares transferred in accordance with the Plan of Arrangement and the register of holders of Common Shares maintained by or on behalf of Enerplus shall be revised accordingly; and

(b)	each Common Share (other than any Common Shares held by any Dissenting Shareholder) shall be and shall be deemed to have been transferred and assigned without any further act or formality, to AcquireCo (free and clear of any Liens of any nature whatsoever) in exchange for the Consideration (which, in the case of the Share Consideration, shall be delivered in kind directly by the direct parent of AcquireCo to the Shareholders on behalf and for the benefit of AcquireCo). In connection therewith, such Shareholders shall cease to be holders of Common Shares and to have any rights as holders of Common Shares, and the name of each such holder of Common Shares shall be removed from the register of holders of Common Shares maintained by or on behalf of Enerplus, and AcquireCo shall be deemed the transferee and holder of all of the Common Shares transferred in accordance with the Plan of Arrangement and the register of holders of Common Shares maintained by or on behalf of Enerplus shall be revised accordingly.

The events provided for in the foregoing summary will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Background to the Arrangement

The terms of the Arrangement are the result of extensive arm's-length negotiations between representatives of Enerplus and Chord. The following is a brief description of the events leading up to the signing of the Arrangement Agreement on February 21, 2024, including the key meetings, negotiations and discussions involving the directors and executive management teams of Enerplus and Chord and their respective advisors. The following description is a summary only and does not purport to catalogue every conversation or interaction among the representatives of Enerplus and Chord, or any other parties.

The Enerplus Board, in the ordinary course and consistent with its fiduciary duties, continually evaluates the operations and future business prospects of Enerplus, with a focus on generating and enhancing long-term Shareholder value. As part of this process, the Enerplus Board routinely meets with senior management to review the Corporation's business objectives, competitive position, and future growth opportunities. In connection therewith, senior management provides assessments to the Enerplus Board on a reasonably regular basis with respect to potential Shareholder value enhancement and maximization alternatives, which might include maintaining the status quo, accelerating or decelerating capital expenditures, returning capital to Shareholders, and assessing potential strategic opportunities.

The Corporation also regularly considers, evaluates, monitors and investigates the merits of potential strategic opportunities and routinely receives presentations from investment banks and other third parties with respect to potential merger, acquisition and divestment opportunities. From time to time, these opportunities have included the consideration of potential material acquisitions or strategic transactions with various industry participants and other interested parties, which senior management of the Corporation and the Enerplus Board review and consider as they arise to determine whether pursuing them would be in the best interests of the Corporation. Senior management of the Corporation and the Enerplus Board also regularly review and consider the current and anticipated market conditions, including factors that affect the business, operations, financial condition and affairs of the Corporation, including its growth and sustainability. In connection with these activities, Enerplus has from time to time retained financial advisors to assist Enerplus in identifying and evaluating potential merger candidates and transaction opportunities and other business development opportunities.

Enerplus and Chord are generally familiar with each other in light of their respective operations in the Williston Basin in North Dakota and Montana. In the past, Enerplus has from time to time engaged in discussions with Chord and its predecessors, including Oasis Petroleum Inc. prior to its merger with Whiting Petroleum Corporation to form Chord in July 2022, about potential synergies and the benefits of a strategic transaction between the two companies.

On May 3, 2023, Mr. Ian C. Dundas, the President and Chief Executive Officer of Enerplus, was contacted by Mr. Daniel E. Brown, the President and Chief Executive Officer of Chord, to discuss a potential strategic transaction with Chord.

On May 23, 2023, Mr. Dundas received an e-mail from Mr. Brown, in which Mr. Brown expressed an interest in exploring a potential business combination with Enerplus and provided Mr. Dundas with a non-binding proposal with respect to a potential negotiated business combination between Enerplus and Chord (the "Initial Chord Proposal"). The Initial Chord Proposal contemplated Chord acquiring all of the issued and outstanding Common Shares at an implied value of $16.37 per Common Share based on the value of Chord Shares at that time, consisting of 80% in Chord Shares and 20% in cash, subject to due diligence and customary conditions, and requested a response by June 2, 2023.

On May 24, 2023, Mr. Dundas presented the Initial Chord Proposal to the Enerplus Board at its regularly scheduled annual strategy session. The Enerplus Board and senior management thoroughly reviewed, discussed and evaluated the Initial Chord Proposal in light of Enerplus' strategy and prospects.

On May 30, 2023, at the direction of the Enerplus Board and following its determination that the Initial Chord Proposal was inadequate and not in the best interests of the Corporation at that time, Mr. Dundas contacted Mr. Brown to advise him that the Initial Chord Proposal was not in a range that reflected the value of the equity or assets of the Corporation.

On June 6, 2023, Mr. Lynn Peterson, the Chair of Chord at the time, called Ms. Hilary Foulkes, the Chair of Enerplus, to follow up on the Initial Chord Proposal and Enerplus' reaction thereto, and to advise that Chord would remain available for future discussions regarding a potential business combination transaction between the parties.

Over the next several months, the Corporation continued to execute its operations and business objectives. On November 2, 2023, during its regularly scheduled third quarter meetings, the Enerplus Board requested that Mr. Dundas conduct a high-level preliminary market check with certain other oil and gas exploration and production companies that could be reasonably perceived as potential transaction counterparties to gauge the level of interest for a potential business combination.

On November 3, 2023, as requested by the Enerplus Board, Mr. Dundas contacted several prospective industry counterparties that had historically expressed interest in a strategic acquisition of or combination with the Corporation or would reasonably be considered to be potential counterparties to a business combination, given the complimentary nature of their respective assets, the geographic proximity of those assets and prior high-level, general discussions regarding potential business combinations of companies operating in the Williston Basin. Mr. Dundas did not include Chord as part of these communications, given that representatives of Chord had recently expressed ongoing interest in a potential business combination transaction, as described above, and would be included in any future potential process regarding a business combination involving Enerplus. Following such contact, three other potential counterparties, referred to herein as "Company A", "Company B", and "Company C", expressed an interest in continuing discussions regarding a potential business combination transaction. In particular, the Chief Executive Officers of each of Company A and Company B advised Mr. Dundas that there was still a degree of interest in exploring a potential business combination and confirmed their respective company's interest in further discussions and due diligence in respect of a potential business combination. Although Company C expressed interest at a high level in exploring a potential business combination transaction and undertook to discuss that possibility with its executive team, Enerplus did not receive any further communication from Company C regarding a potential business combination transaction.

On November 14, 2023, Mr. Dundas and the Chief Executive Officer of Company A had a further discussion wherein Company A reiterated its interest in pursuing a potential business combination with the Corporation if the Enerplus Board was willing to consider such a transaction.

Subsequently, on November 17, 2023, Mr. Dundas met with the Enerplus Board during a specially scheduled meeting to consider and assess the merits of further exploring strategic alternatives. Mr. Dundas also discussed with the Enerplus Board its interest in engaging with the potential counterparties, including Chord, that had expressed an interest in continuing to explore a possible business combination on transaction terms acceptable to the Enerplus Board.

On November 20, 2023, representatives of Enerplus received a second non-binding proposal from representatives of Chord (the "Second Chord Proposal"). The Second Chord Proposal contemplated an acquisition by Chord of all of the issued and outstanding Common Shares at an implied price of $18.78 per Common Share, structured as an all-stock transaction consisting of 0.1155 of a Chord Share for each Common Share, subject to due diligence and customary conditions.

Following receipt of the Second Chord Proposal, a member of Enerplus management contacted representatives of Evercore with a view to engaging Evercore as financial advisor to Enerplus with respect to a strategic review process being conducted by Enerplus, including in response to the Second Chord Proposal. Representatives of each of Enerplus and Evercore met on November 24 and 27, 2023 to discuss the Second Chord Proposal and potential strategic alternatives. On November 30, 2023, Mr. Dundas advised Mr. Brown that the Second Chord Proposal would be discussed and reviewed at the next scheduled meeting of the Enerplus Board to be held on December 4, 2023. On the same day, representatives of each of Enerplus and Evercore met to discuss the Second Chord Proposal, potential strategic alternatives and the presentations to be made to the Enerplus Board at its upcoming December 4, 2023 meeting.

During its meeting on December 4, 2023, the Enerplus Board met with members of senior management of Enerplus and representatives of Evercore to review and assess the Second Chord Proposal and discuss whether continuing the pursuit of strategic alternatives with Chord and other potential transaction parties was in the best interests of the Corporation. Representatives of Evercore discussed with the Enerplus Board, based on publicly available information, various considerations and preliminary financial analyses relating to the strategic review process, as well as a review of current economic and market trends. Following discussion with representatives of Evercore and Enerplus management, the Enerplus Board authorized senior management to continue to engage in discussions with Chord based on the Second Chord Proposal and to continue to explore additional strategic alternatives, including re-engaging with Companies A and B to further explore their respective interest for a merger transaction that would, among other things, increase the scale of the combined company and enhance market visibility, increase access to capital markets and lower the cost of capital, thereby enhancing Shareholder value.

On December 5, 2023, Mr. Dundas contacted Mr. Brown to advise him that the Corporation was continuing to evaluate the Second Chord Proposal and was interested in pursuing discussions in respect of a potential business combination with Chord, including proceeding to an exchange of information to facilitate reciprocal due diligence. Mr. Dundas asked Mr. Brown certain preliminary questions regarding the terms of the Second Chord Proposal, including, among other things, the proposed consideration, preliminary due diligence matters, process and expected timeline to reach a definitive agreement with respect to a potential transaction. Mr. Dundas and Mr. Brown agreed that the parties should sign a confidentiality agreement to further progress discussions and Mr. Brown stated that Chord would provide a draft confidentiality agreement to Enerplus for review.

In furtherance of the Enerplus Board's instructions to evaluate additional strategic alternatives, on December 6, 2023, Mr. Dundas contacted the Chief Executive Officers of each of Company A and Company B to advise them that the Corporation was evaluating strategic alternatives, including a potential business combination with another industry participant, that initial discussions with each party were being conducted on a non-exclusive basis, and requested each of Company A and Company B to execute a confidentiality agreement to facilitate the exchange of due diligence materials and to submit a proposal in respect of a potential business combination with the Corporation.

On December 7 and 8, 2023, Mr. Dundas had further discussions with a senior executive of Company A who indicated that Company A remained interested in pursuing a potential business combination transaction with Enerplus and it would continue to progress its evaluation of a potential transaction.

On December 10, 2023, Enerplus engaged Blakes as external Canadian legal counsel to provide legal advice in connection with the Corporation's review of potential strategic alternatives and a possible business combination transaction.

On December 11, 2023, Mr. Dundas contacted Mr. Brown at Chord to further discuss timing considerations and the respective companies' proposed due diligence process.

On December 12, 2023, the Corporation executed confidentiality agreements with each of Chord and Company A and subsequently commenced the exchange of financial, tax and operational due diligence materials with those parties. The confidentiality agreement with Company A permitted Company A to make a confidential, non-public proposal to the Enerplus Board at any time, and the standstill provisions contained in the agreement with Company A would terminate if Enerplus signed a definitive agreement with respect to a business combination, such as the Arrangement Agreement. The confidentiality agreement signed with Chord did not include these provisions.

From December 12, 2023 through early January 2024, the Corporation held meetings to conduct preliminary due diligence and discussions regarding potential transaction structures with Chord and Company A, and to discuss the strategic rationale, potential benefits and long-term synergies and proposed ownership and governance structure of the combined company in respect of a potential business combination transaction. In particular, on December 18, 2023, Mr. Dundas and Mr. Brown had a detailed conversation about the strategic rationale for a business combination of Chord and Enerplus, including, among other things, the advantages of a larger entity, the potential synergies and ongoing strategy regarding return of capital to shareholders.

On December 22, 2023, representatives of Chord delivered initial drafts of the Arrangement Agreement and Plan of Arrangement to representatives of Enerplus. Members of management of the Corporation and representatives of Blakes conducted a preliminary review of and discussed the proposed material terms of the Arrangement Agreement and Plan of Arrangement that provided for a business combination between Chord and the Corporation whereby Chord would acquire all of the issued and outstanding Common Shares in an all-stock transaction. Management of the Corporation and representatives of Blakes determined to engage in more formal discussions with Chord on those documents in early 2024.

On December 22, 2023, Enerplus engaged Latham as external U.S. legal counsel to provide legal advice in connection with the Corporation's review of potential strategic alternatives and a possible business combination transaction.

Between January 2, 2024 and January 16, 2024, representatives of Enerplus and Chord met with representatives of their respective financial and legal advisors to conduct ongoing detailed operational, financial and commercial evaluations for the purpose of determining key transaction valuation assumptions as well as pro forma ownership of the combined entity. During this period, representatives of each of Blakes and Latham worked with representatives of Enerplus to review and revise the draft Arrangement Agreement and Plan of Arrangement previously provided by Chord.

In addition, from early to mid-January 2024, discussions between Enerplus and Company A continued and Enerplus and representatives of its financial and legal advisors held several discussions with Company A and representatives of its Canadian and U.S. legal advisors with respect to due diligence and transaction structure.

On January 15, 2024, representatives of Company B delivered a non-binding proposal to representatives of Enerplus (the "Initial Company B Proposal"). The Initial Company B Proposal contemplated a business combination between Company B and Enerplus whereby Shareholders would exchange their Common Shares for shares of common stock of Company B at an unspecified but modest premium to the closing price of the Common Shares on January 12, 2024. In response to the Initial Company B Proposal, Enerplus and Company B executed a confidentiality agreement on January 16, 2024. The confidentiality agreement with Company B permitted Company B to make a confidential proposal to the Enerplus Board at any time, and the standstill provisions contained in the agreement with Company B would terminate if Enerplus signed a definitive agreement with respect to a business combination, such as the Arrangement Agreement.

On January 19, 2024, representatives of each of Enerplus and Chord met, at which time Enerplus advised Chord that it was continuing to review and complete its due diligence review of Chord in anticipation of an update to be provided to the Enerplus Board at its upcoming February 1, 2024 board meeting, and asked that Chord reaffirm the terms of its proposal in advance of that meeting. In addition, Enerplus sent revised drafts of the Arrangement Agreement and Plan of Arrangement to Chord on that date.

On January 21, 2024, Enerplus made available to each of Company A and Company B forms of an arrangement agreement and a plan of arrangement.

Discussions and meetings continued between Enerplus and each of Chord, Company A and Company B throughout mid-to-late January 2024. During this period, Enerplus and its advisors conducted a series of meetings and mutual diligence sessions with representatives of each of Chord, Company A and Company B focused on certain operations, reserves, financial results, potential synergies between Enerplus and each respective company and tax matters. Representatives of Enerplus also communicated to potential counterparties that their respective bids should be structured to be as competitive as possible, including to potentially alleviate the burden associated with any income taxes that would be payable by Shareholders in connection with a transaction.

On January 22, 2024, Enerplus retained RBC as an additional financial advisor to provide capital markets-related advice with respect to Enerplus' consideration of a possible strategic transaction.

On January 24, 2024, Mr. Dundas and Mr. Brown held a telephone call during which they discussed the potential timing of the announcement of a potential business combination involving Enerplus and Chord and upcoming Enerplus Board and Chord Board meetings.

On January 27, 2024, Company A delivered a non-binding proposal to Enerplus (the "Initial Company A Proposal") which contemplated a business combination in which Company A would acquire all of the Common Shares at an implied value of $15.62, comprised of 25% in cash and the remainder in shares of common stock of Company A, with the possibility of one of Enerplus' current directors joining the board of Company A. The proposal also contained a high-level issues list with respect to the form of arrangement agreement and plan of arrangement provided by Enerplus to Company A for review.

On January 29, 2024, Chord submitted a revised non-binding proposal to Enerplus (the "Third Chord Proposal"). The Third Chord Proposal contemplated a modification to the originally proposed all-stock consideration, with the introduction of a cash component, that would result in Shareholders receiving an implied value of $16.87 (based on the trading price of the Chord Shares at such time), comprised of $3.37 in cash and 0.0872 of a Chord Share in exchange for each Common Share, and the appointment of three Enerplus directors to the Chord Board upon completion of the transaction. Concurrently with the Third Chord Proposal, Chord also provided revised drafts of the Arrangement Agreement and Plan of Arrangement.

On January 29, 2024, representatives of Company B provided representatives of Enerplus with an overview on the potential merits of a business combination between the companies. On January 31, 2024, Company B submitted a revised proposal to Enerplus, with consideration consisting of 90% of shares of common stock of Company B and 10% cash based on a 10% premium to the Corporation's 20-day volume-weighted average trading price at such time, and Company B would add one of Enerplus' existing directors to Company B's board of directors following the completion of a transaction (the "Second Company B Proposal"). Enerplus was also advised that the Second Company B Proposal would be conditional upon the parties entering into exclusive discussions. On the same day, representatives of each of Enerplus and Evercore met to discuss the content of the materials to be presented to the Enerplus Board at its planned February 1, 2024 meeting.

On February 1, 2024, the Enerplus Board met with members of senior management of the Corporation, as well as representatives of each of Evercore and RBC, to review the terms of and consider the Initial Company A Proposal, the Second Company B Proposal and the Third Chord Proposal, as well as to discuss key market considerations in primarily stock-based transactions. The Enerplus Board discussed the proposed terms of each potential transaction, including, among other things, how such terms were reflected in the draft transaction documents that had been exchanged with Chord and Company B to date, the expected timeline and process for each proposed business combination and the considerations of each potential transaction. Representatives of Evercore discussed preliminary financial analyses relating to Enerplus and each of the Initial Company A Proposal, the Second Company B Proposal and the Third Chord Proposal. Subsequently, the Enerplus Board instructed senior management to contact each of Chord, Company A and Company B and request that they complete their respective due diligence and submit their final transaction proposals in advance of the next Enerplus Board meeting to be held on February 13, 2024 to consider such final proposals and to determine which counterparty, if any, the Corporation would continue to negotiate with in respect of pursuing a business combination.

On February 2, 2024, Ms. Susan M. Cunningham, the Chair of the Chord Board, and Ms. Hilary Foulkes, the Chair of the Enerplus Board, had a breakfast meeting in Calgary, Alberta during which they discussed, among other things, a potential transaction between Chord and Enerplus.

On February 3, 2024, representatives of Company B provided a revised draft of an arrangement agreement to representatives of Enerplus, which representatives of Enerplus subsequently reviewed with representatives of each of Blakes and Latham to consider Company B's proposed transaction terms.

Between February 5, 2024 and February 9, 2024, senior management of the Corporation held separate meetings with representatives from each of Chord, Company A and Company B to review and discuss their respective asset bases and exchange additional information in respect of a potential strategic business combination. During such discussions, the Corporation also considered and explored the economic rationale for a merger with each prospective bidder, including an assessment of their respective core asset bases and analysis of anticipated synergies from a business combination.

On February 7, 2024, certain members of the Enerplus and Chord management teams held a meeting to discuss general and administrative due diligence matters, including provisions regarding employees to be included in the Arrangement Agreement. Representatives of Enerplus delivered a revised draft of the Arrangement Agreement and Plan of Arrangement to Chord.

On the morning of February 8, 2024, a third-party media source publicly announced that Enerplus was approached with an acquisition proposal, which resulted in an increase in the trading price of the Common Shares.

Also on February 8, 2024, Enerplus executed an engagement letter pursuant to which it formally retained Evercore as its lead financial advisor in connection with evaluating strategic and financial alternatives.

On February 9, 2024, representatives of Enerplus delivered a revised draft of an arrangement agreement to representatives of Company B.

Also on February 9, 2024, representatives of Company B delivered a revised non-binding proposal to representatives of Enerplus (the "Third Company B Proposal") that contemplated a business combination with the implied consideration equal to approximately $16.33 based on Company B's trading price at such time, consisting of a combination of $1.63 in cash and shares of common stock of Company B. The Third Company B Proposal also provided that one of Enerplus' existing directors would be added to Company B's board of directors following the completion of the proposed business combination, that Company B's proposal would expire on February 14, 2024 and required that Enerplus grant exclusivity to Company B in furtherance of negotiating and finalizing a definitive agreement.

On February 10, 2024, representatives of Chord provided representatives of Enerplus with a further revised non-binding proposal (the "Fourth Chord Proposal") that would result in Enerplus Shareholders receiving 0.0999 of a Chord Share and a cash payment of $1.73, representing an implied value of $17.32 per Common Share based on the trading price of the Chord Shares as of February 9, 2024, and that would result in Enerplus Shareholders owning approximately 33% of the combined company, with three of the ten directors of the combined company comprised of current directors of Enerplus.

Also on February 10, 2024, representatives of Canadian legal counsel to Company A provided representatives of Blakes with a revised draft of an arrangement agreement with respect to a potential transaction involving Enerplus and Company A. Representatives of Enerplus reviewed the revised draft with representatives of Blakes to identify the material deal terms proposed by Company A in advance of the upcoming February 13, 2024 Enerplus Board meeting.

On February 12, 2024, representatives of Company A provided representatives of Enerplus with a confidential non-binding proposal under which Company A would acquire Enerplus in a cash and stock transaction (the "Second Company A Proposal"). The Second Company A Proposal represented an implied value of $15.68 per Common Share, based on the trading price of Company A stock at that time, and was comprised of approximately 90% stock consideration and 10% cash, with Company A willing to appoint one current Enerplus director to the board of directors of Company A upon closing of the transaction.

On February 13, 2024, the Enerplus Board held a special purpose meeting to consider each of the transaction proposals. In advance of the meeting, the Enerplus Board received advice from representatives of Blakes with respect to their fiduciary duties both generally and in the context of a potential strategic transaction involving the Corporation. The Enerplus Board received detailed presentations from members of senior management regarding the proposals received to date and their views as to the value provided by and business prospects of each of the three bidders. In addition, the Enerplus Board discussed with representatives of Evercore certain preliminary financial analyses relating to Enerplus and each of the Second Company A Proposal, the Third Company B Proposal and the Fourth Chord Proposal.

After carefully considering all of the information received from members of senior management of Enerplus and representatives of Evercore and conducting an in-camera session of the Enerplus Board without senior management or financial advisors present, at the conclusion of the meeting, the Enerplus Board determined that, provided senior management and Chord could agree on a limited list of key transaction terms prescribed by the Enerplus Board, it was in the best interests of the Corporation to proceed with discussions and negotiations with Chord on the basis of the Fourth Chord Proposal with a view to finalizing the proposed terms and conditions of a definitive arrangement agreement and plan of arrangement to govern the terms of a potential business combination between Enerplus and Chord.

On February 16, 2024, Mr. Dundas and Mr. Brown confirmed that they had reached agreement on the items outlined by the Enerplus Board as a condition to further negotiations, and representatives of Chord subsequently provided further revised drafts of the Arrangement Agreement and Plan of Arrangement to representatives of Enerplus for review. The draft of the Arrangement Agreement and Plan of Arrangement included revised consideration to Enerplus Shareholders of 0.10125 of a Chord Share and $1.84 in cash, representing an implied value of $18.42 per Common Share based on the trading price of the Chord Shares at that time (the "Fifth Chord Proposal"). On the same day, representatives of Enerplus advised representatives of each of Company A and Company B that Enerplus was currently directing its attention to another potential transaction.

On February 17, 2024, representatives of Blakes sent a revised draft of the Arrangement Agreement to representatives of Chord's external legal counsel. On February 18, 2024, representatives of each of the Corporation, Chord, Blakes, Latham and Chord's external legal counsel held a teleconference meeting to discuss certain material terms of the Arrangement Agreement that had been distributed by representatives of Blakes on the prior day.

Over the following three days, representatives of each of Enerplus and Chord and their respective Canadian and U.S. legal counsel and respective financial advisors held several teleconference meetings to discuss and negotiate the proposed terms of the draft transaction documents. During this period, representatives of each of Blakes and Latham continued to exchange several drafts of the Arrangement Agreement and Plan of Arrangement with representatives of Chord's external legal counsel to reflect negotiated revisions to the terms of the Arrangement and resolve outstanding issues relevant to the parties.

On the evening of February 18, 2024, Mr. Dundas received an unsolicited, updated non-binding cash and stock proposal from Company B (the "Fourth Company B Proposal") reflecting an enhancement to the Third Company B Proposal, which was comprised of a combination of $2.33 in cash and shares of common stock of Company B, representing an aggregate implied value of $17.47, and the addition of two Enerplus directors to the Company B board following completion of a business combination. In response to the Fourth Company B Proposal, the Enerplus Board held a special purpose board meeting with members of senior management and representatives of Evercore on February 19, 2024 for the sole purpose of considering the Fourth Company B Proposal. After much discussion of the revised proposal and review of its proposed terms with members of Enerplus senior management, the Enerplus Board determined that the Fourth Company B Proposal did not provide as much value to Shareholders as the Fifth Chord Proposal, and that it was not in the best interests of the Corporation to engage further with Company B on such proposal. The Enerplus Board instructed Enerplus senior management to continue to pursue a potential business combination transaction with Chord.

On February 19, 2024, representatives of Chord's external legal counsel sent a list of confirmatory due diligence questions to representatives of Enerplus. In addition, Mr. Dundas and Mr. Brown held discussions regarding certain Arrangement Agreement terms relating to post-closing governance, including the composition of the combined company board, and employee compensation matters.

Also on February 19, 2024, representatives of Evercore delivered to the Enerplus Board Evercore's disclosure letter regarding Evercore's relationships with Enerplus and Chord.

On February 20, 2024, members of each of Enerplus management and Chord management, together with representatives of their respective external legal counsel, participated in a due diligence discussion regarding the confirmatory diligence questions. Also on February 20, 2024, Mr. Dundas and Mr. Brown had a telephone call during which they discussed the treatment of director, officer and other employee compensation and other post-closing governance matters. Later that night and into February 21, 2024, Blakes, Latham and Chord's external legal counsel worked to finalize the Arrangement Agreement, the Plan of Arrangement and all ancillary documentation.

On February 21, 2024, the Enerplus Board met with members of senior management of the Corporation and representatives of Evercore to receive an update on and discuss the status of the negotiations and outstanding matters for their consideration. During this meeting, representatives of Evercore presented Evercore's financial analysis of the proposed transaction with Chord. Following that discussion, representatives of Blakes and Latham joined the Enerplus Board meeting and reviewed the fiduciary duties of the members of the Enerplus Board in light of the current circumstances and proposed Arrangement with Chord. Blakes and Latham then reviewed key terms of the Arrangement Agreement and Plan of Arrangement with the Enerplus Board, and answered questions asked by the Enerplus directors regarding the structure and key deal terms of the transaction. The Enerplus Board then met in-camera without members of senior management or legal or financial advisors present to discuss the information they had received from senior management and Enerplus' financial and legal advisors and to consider the terms of the proposed Arrangement with Chord.

Following a break in the meeting to allow the Enerplus Board to further consider the advice received and information before them, the meeting was reconvened with the Enerplus Board and senior management and representatives of each of Evercore, Blakes and Latham present. At this time, representatives of Evercore rendered Evercore's oral opinion to the Enerplus Board, subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in Evercore's written opinion, the Consideration to be received by the holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders (as more fully described under "The Arrangement – Evercore Fairness Opinion").

At the February 21, 2024 meeting, the Enerplus Board considered various quantitative and qualitative factors related to the Arrangement including, among other things: (i) the structure and financial aspects of the Arrangement; (ii) Evercore's financial analysis and oral opinion rendered by representatives of Evercore; (iii) the legal advice provided by representatives of each of Blakes and Latham; (iv) the terms of the Arrangement Agreement, Plan of Arrangement and other definitive transaction documents, including the Consideration to be provided to Shareholders as a result of the Arrangement; (v) the ability of Shareholders to receive Chord Shares pursuant to the Arrangement, thereby providing them the opportunity to participate in the ongoing business of Chord and also receive an amount of immediate liquidity as a result of the Cash Consideration, while being kept whole as a result of the alignment with Chord in respect of dividends during the interim period, as a result of the ability of the Enerplus Board to declare and pay the Additional Dividend to the Shareholders; (vi) the risks associated with completion of the Arrangement; (vii) an assessment of the Corporation's strategic alternatives absent completing the Arrangement, including that the Arrangement with Chord presented the most attractive deal metrics for Shareholders as compared to other offers received and was more favorable than maintaining the status quo; (viii) the anticipated effects of the Arrangement on affected stakeholders, including Shareholders, employees, creditors, industry partners, and the environment, and the interests of such stakeholders; (ix) the comprehensive strategic review and negotiation process that was undertaken in connection with the proposed Arrangement, which involved the Enerplus Board, management of the Corporation, Evercore, RBC, and the Corporation's external legal counsel; and (x) the potential impact of the Arrangement on the go-forward opportunities and plans for the Corporation.

After considering these factors and having considered all relevant information including certain information received from management of the Corporation, the Enerplus Board unanimously (i) determined that the Arrangement Agreement, the Plan of Arrangement, the Arrangement and the other transactions contemplated by the Arrangement Agreement are in the best interests of the Corporation and are fair to the Shareholders, (ii) approved the Arrangement, the Arrangement Agreement and the Plan of Arrangement, and (iii) recommended that the Shareholders vote in favor of the Arrangement Resolution, including the approval of the Plan of Arrangement as contemplated thereby.

Following the determinations and recommendations made by the Enerplus Board as described above, representatives of each of Blakes, Latham and external legal counsel to Chord finalized the Arrangement Agreement, the Plan of Arrangement and the related disclosure schedules. That afternoon, Enerplus, Chord and AcquireCo executed the Arrangement Agreement and related documents and Enerplus and Chord issued a joint news release publicly announcing the execution of the Arrangement Agreement and the proposed Arrangement that would combine the businesses of Enerplus and Chord.

On April 12, 2024, the Enerplus Board approved the contents and mailing of this Information Circular to Shareholders.

On April 23, 2024, the Court granted the Interim Order, a copy of which is attached as Appendix B to this Information Circular.

Recommendation of the Enerplus Board

After consultation with management of the Corporation and the Corporation's financial and external legal advisors, and after having taken into consideration such matters as it considered relevant, as described in this Information Circular, the Enerplus Board unanimously (i) determined that the Arrangement is in the best interests of Enerplus and is fair to Shareholders; (ii) approved the Arrangement Agreement and the Arrangement; and (iii) resolved to recommend the Arrangement Resolution for approval by Shareholders and the Plan of Arrangement for approval by the Court.

The Enerplus Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Benefits of the Arrangement

The Corporation believes that the Arrangement and the transactions contemplated thereby will provide a number of anticipated benefits to the Shareholders, including, without limitation, those arising from the following considerations:

Premium

Based on the closing price of the Chord Shares as of February 20, 2024, the last complete trading day prior to the announcement of the Arrangement, the implied value of the Consideration to be paid in exchange for each Common Share was $18.42, which represented a premium of 13.9% to the $16.17 closing price of the Common Shares on February 20, 2024 and a 28.5% premium to the closing price of the Common Shares of $14.33 on February 7, 2024, the last trading day before a third-party media source publicly announced that Enerplus was approached with an acquisition proposal.

Achieves Size and Scale

Enerplus and Chord anticipate the Arrangement will create a premier operator in the Williston Basin with material size and scale and a total enterprise value of approximately $11 billion, inclusive of Enerplus' net debt and based on the Share Exchange Ratio, and the closing price of the Common Shares and Chord Shares as of February 20, 2024. The combined company is expected to be the largest exploration and production company in the Bakken play and a premier operator in the Williston Basin with combined net production of approximately 287,000 barrels of oil equivalent per day in the fourth quarter of 2023 and a land base of approximately 1.3 million net acres. Enerplus also believes that the material increase in its market capitalization increases the potential upside in the total value of the combined company's equity, moves Enerplus into a new peer group, and provides greater trading liquidity to the Shareholders.

Increased Inventory

The combined company is expected to have a significantly increased drilling and development inventory position, particularly in the Williston Basin, that is anticipated to support break-even inventory crude oil prices below $60/bbl WTI and an estimated ten years of development based on the currently estimated development pace for Chord and Enerplus. In addition, the enhanced acreage and inventory profile are expected to allow the combined company to increase the number of three-mile lateral opportunities.

Ongoing Ownership in the Combined Company and Enhanced Ability to Deliver Returns to Shareholders

The Arrangement provides Shareholders with an opportunity for ongoing ownership and participation in the business of the combined company, including its anticipated ongoing focus on returning capital to its shareholders. Immediately following completion of the Arrangement, assuming there are no Dissenting Shareholders and no adjustment to the Share Consideration, it is expected that Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis.

Annual Corporate and Operating Synergies and Improved Capital Allocation Opportunities

Enerplus believes that estimated cost savings and synergies from the Arrangement for the combined company are expected to drive administrative, capital and operating synergies of up to $150 million per year, achievable over a three-year period, and that the after-tax present value of these cost saving and synergy opportunities is expected to exceed $750 million in the aggregate.

Preserves Strong Financial Position

It is anticipated that the combined company will have a stronger financial position than either Chord or Enerplus on a standalone basis, with a relatively unlevered balance sheet, as Enerplus expects the combined company to have an improved credit profile, lower cost of capital and a strong balance sheet, positioning the combined company for additional index inclusion, stronger credit ratings and lower cost future financings, as compared to Enerplus on a standalone basis.

Strong Leadership Team

The combined company's board of directors will be comprised of eleven members, of whom: (i) seven directors will be designated by Chord, which designees shall be Daniel E. Brown, the current President and Chief Executive Officer of Chord, and the following six independent directors: Susan M. Cunningham, Douglas E. Brooks, Samantha F. Holroyd, Kevin S. McCarthy, Anne Taylor and Marguerite N. Woung-Chapman, and (ii) four directors will be designated from the existing Enerplus Board, which designees shall be Ms. Hilary Foulkes, the current Chair of the Enerplus Board, Mr. Ian C. Dundas, a current director and the President and Chief Executive Officer of Enerplus, and the following two independent directors: Ward Polzin and Jeffrey Sheets. Susan M. Cunningham will continue as the chair of the Chord Board.

Mr. Daniel E. Brown will continue to serve as President and Chief Executive Officer and a director of Chord. Following completion of the Arrangement, Mr. Dundas will be appointed as advisor to the Chief Executive Officer of Chord. The remainder of the combined company's leadership team will be comprised of Chord's current executive officers, including Mr. Michael Lou, Chord's Executive Vice President, Chief Strategy Officer and Chief Commercial Officer, Mr. Richard Robuck, Chord's Executive Vice President and Chief Financial Officer, Mr. Darrin Henke, Chord's Executive Vice President and Chief Operating Officer, and Ms. Shannon Kinney, Chord's Executive Vice President, Chief Administrative Officer and General Counsel, each of whom will continue to serve in their respective capacities.

Ongoing Commitment to Safety and ESG Leadership

Chord and Enerplus share a commitment to ESG excellence, including managing risks around all aspects of the business, ensuring employees' and contractors' safety, and stewarding environmental responsibility, performance, and reporting transparency. Enerplus believes this will remain a core commitment of the combined company, which will seek to capitalize on combined best practices of Enerplus and Chord.

For additional information with respect to these and other anticipated benefits of the Arrangement, see "The Arrangement – Benefits of the Arrangement", and "Information Concerning the Combined Company" in this Information Circular.

Enerplus Board Review

During the course of its deliberations and in arriving at its decision to enter into the Arrangement Agreement, the Enerplus Board met formally and informally a number of times to review, consider and discuss (including with various combinations of members of senior management and representatives of Evercore, RBC, Blakes and Latham) numerous factors in connection with the proposed Arrangement, including but not limited to:

(a)	information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Enerplus and Chord including projected financial and operational data;

(b)	historical information regarding the trading prices and volumes of the Common Shares and Chord Shares;

(c)	industry forecasts regarding the prices and price trends of crude oil, natural gas and related products;

(d)	current and prospective industry, economic and market conditions and trends affecting Enerplus and Chord;

(e)	the likelihood of completion, having regard to the conditions necessary for the completion of the Arrangement;

(f)	the expected benefits of the Arrangement including anticipated synergies and efficiencies of the combined company. See "The Arrangement – Benefits of the Arrangement";

(g)	the risks associated with completion of the Arrangement;

(h)	the other alternatives that had been investigated by Enerplus and the potential risks and benefits associated with pursuing alternatives to the Arrangement, including pursuing Enerplus' business plan and continuing operations on a standalone basis and operating all or a portion of its current assets having regard to the current and prospective industry, economic, commodity and other market conditions and trends affecting Enerplus;

(i)	the fact that the proposed Arrangement was the result of a comprehensive strategic process, which involved multiple bidders, and the terms of the Arrangement represent, in the view of the Enerplus Board, the strategic alternative determined to be in the best interests of the Corporation, including the form and amount of Consideration and related premium relative to the trading price of Common Shares prior to announcement of the Arrangement; and

(j)	the oral opinion of Evercore rendered to the Enerplus Board on February 21, 2024, which was subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of February 21, 2024 and based upon and subject to the assumptions, limitations, qualifications and conditions described in the Evercore Fairness Opinion, the Consideration to be received by the holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders. See "The Arrangement – Evercore Fairness Opinion".

In its review of the proposed terms of the Arrangement, the Enerplus Board also considered a number of elements of the transaction that provide protection to the Shareholders:

(a)	the Arrangement must be approved by at least two-thirds of the votes cast at the Meeting by the Shareholders, present in person or represented by proxy at the Meeting;

(b)	the Arrangement does not provide any Shareholder with a "collateral benefit" within the meaning of MI 61-101 and provides all Shareholders with identical consideration for their Common Shares;

(c)	the Arrangement will only become effective if, after hearing from all interested Persons who choose to appear before it, the Court determines that the Arrangement is fair to the Shareholders;

(d)	the ability of Enerplus to terminate the Arrangement Agreement in the event of an Enerplus Superior Proposal upon payment of a $127 million termination fee to Chord, and conversely, in certain circumstances, the right to receive a termination fee of $240 million from Chord in certain circumstances, including if Chord terminates the Arrangement Agreement in the event of a Chord Superior Proposal. See " The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fees";

(e)	under the Arrangement Agreement, the Enerplus Board retains the ability to engage in discussions or negotiations with respect to an unsolicited bona fide written Acquisition Proposal and subsequently to consider and respond to an Enerplus Superior Proposal on the specific terms and conditions set forth in the Arrangement Agreement;

(f)	the Enerplus Board believes that the Arrangement is reasonably likely to be completed in accordance with its terms within a reasonable time, thereby allowing Shareholders to receive the Consideration in a relatively short time frame; and

(g)	Shareholders have Dissent Rights with respect to the Arrangement and receive the fair value of their Common Shares (less the amount of any Additional Dividend to which the holder has received or is entitled to receive) through a Court proceeding in which the Court could determine that the fair value is more than, equal to, or less than the Consideration under the Arrangement.

The Enerplus Board also considered a number of uncertainties, risks and other potential negative factors associated with the Arrangement, including the following:

(a)	the Share Exchange Ratio is fixed and will not be adjusted in the event of any change in the trading price of the Chord Shares or the Common Shares. As a result, the Shareholders could receive less value on Closing compared to the value at the time the Arrangement Agreement was signed if the value of the Chord Shares decreases between the announcement of the Arrangement and the Closing of the Arrangement;

(b)	the risks and costs to Enerplus if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships;

(c)	if the Arrangement is not completed and the Enerplus Board decides to seek an alternative transaction, there is no guarantee that the Corporation will be able to complete an equivalent or more favourable transaction for Shareholders;

(d)	the Arrangement may be subject to regulatory scrutiny, which could meaningfully delay the consummation of the Arrangement;

(e)	the restrictions on the conduct of Enerplus' business prior to the completion of the Arrangement, requiring Enerplus to conduct its business in the ordinary course, subject to specific exceptions, which may delay or prevent Enerplus from undertaking acquisitions, dispositions or other business opportunities that may arise pending completion of the Arrangement;

(f)	the provisions of the Arrangement Agreement that restrict Enerplus' ability to solicit possibly Superior Proposals and the required payment by Enerplus of a $127 million termination fee in the event of the termination of the Arrangement Agreement under certain prescribed circumstances as described under "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fees";

(g)	the fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated;

(h)	the requirement that, even if the Enerplus Board has changed its recommendation with respect to the Arrangement Resolution, unless the Arrangement Agreement is terminated by Chord, Enerplus must hold the Meeting and bring forward the Arrangement Resolution to be voted upon at the Meeting;

(i)	the challenges inherent in the combination of two business enterprises of this size and complexity, including the risks that the anticipated production and operational synergies and other benefits sought to be obtained from the Arrangement might not be achieved in the time frame contemplated or at all;

(j)	the risks associated with the effects of general competitive, economic, political and market conditions and fluctuations on Chord, Enerplus and/or the combined company;

(k)	the fact that the exchange of Common Shares for the Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations"; and

(l)	various other risks associated with the combination of the businesses of Chord and Enerplus, some of which are described under the "Risk Factors" section.

The information and factors described above and considered by the Enerplus Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Enerplus Board. In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Enerplus Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Enerplus Board may have given different weight to different factors.

Evercore Fairness Opinion

Enerplus retained Evercore to act as its lead financial advisor in connection with Enerplus' evaluation of strategic and financial alternatives, including the Arrangement. As part of this engagement, Enerplus requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration to be received by holders of Common Shares in the Arrangement. At a meeting of the Enerplus Board held on February 21, 2024, Evercore rendered to the Enerplus Board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 21, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's written opinion, the Consideration to be received by holders of Common Shares in the Arrangement was fair, from a financial point of view, to such holders.

The full text of the Evercore Fairness Opinion, which sets forth, among other things, the procedures followed, assumptions made, information reviewed, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix D to this Information Circular and forms part of this Information Circular in its entirety. Shareholders are urged to read the Evercore Fairness Opinion carefully and in its entirety. Evercore's opinion was addressed to, and provided for the information and benefit of, the Enerplus Board (solely in its capacity as such) in connection with its evaluation of the proposed Arrangement. The opinion does not constitute a recommendation to the Enerplus Board or to any other persons in respect of the Arrangement, including as to how any Shareholder should vote or act in respect of the Arrangement. Evercore's opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to Enerplus, nor does it address the underlying business decision of Enerplus to engage in the Arrangement.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Enerplus and Chord that Evercore deemed to be relevant, including publicly available research analysts' estimates;

•	reviewed certain internal projected financial and reserves data relating to Enerplus and furnished to Evercore by the management of Enerplus (the "Enerplus Management Forecasts for Enerplus") and certain projected financial and reserves data relating to Chord furnished to Evercore by management of Enerplus (the "Enerplus Management Forecasts for Chord"), each as approved for Evercore's use by Enerplus (collectively, the "Forecasts");

•	reviewed certain estimates prepared and furnished to Evercore by the management of Chord of the cost savings and revenue synergies (together, the "Synergies") estimated by management of Chord to result from the Arrangement and the amounts and timing of the realization of such Synergies, as approved for Evercore's use by Enerplus;

•	discussed with management of each of Enerplus and Chord their assessment of the past and current operations of Enerplus and Chord, the current financial condition and prospects of Enerplus and Chord, and the Forecasts;

•	reviewed the reported prices and the historical trading activity of the Common Shares and the Chord Shares;

•	compared the financial performance of Enerplus and Chord and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Enerplus and the valuation multiples relating to the Arrangement with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated February 21, 2024, of the Arrangement Agreement and a draft, dated February 21, 2024, of the form of the Plan of Arrangement attached thereto; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore's analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of each of Enerplus and Chord that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, as well as the Synergies, Evercore assumed, with the consent of the Enerplus Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Enerplus, as to the future financial performance of Enerplus and Chord and the other matters covered thereby. Evercore relied, at the direction of Enerplus, on the assessments of the management of Chord as to Chord's ability to achieve the Synergies and assumed with the consent of the Enerplus Board that the Synergies would be realized in the amounts and at the times projected. Evercore expressed no view as to the Forecasts, the Synergies, or the assumptions on which they were based.

For purposes of Evercore's analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Arrangement Agreement, including the form of Plan of Arrangement attached thereto, would not differ from the draft Arrangement Agreement and the draft form of Plan of Arrangement reviewed by Evercore, that the representations and warranties of each party contained in the Arrangement Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Arrangement would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory, court or other consents, approvals or releases necessary for the consummation of the Arrangement would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Enerplus, Chord or the consummation of the Arrangement or reduce the contemplated benefits to the holders of Common Shares of the Arrangement.

Evercore did not conduct a physical inspection of the properties or facilities of Enerplus or Chord and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Enerplus or Chord, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Enerplus or Chord under any provincial, state or federal Laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion was necessarily based upon information made available to Evercore as of February 21, 2024 and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. Subsequent developments to Evercore's opinion could affect its opinion and Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Common Shares, from a financial point of view, of the Consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed Arrangement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Enerplus, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Enerplus, or any class of such persons, whether relative to the Consideration or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Arrangement Agreement, Plan of Arrangement or the Arrangement, including, without limitation, the structure or form of the Arrangement, or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or the Plan of Arrangement or entered into or amended in connection with the Arrangement Agreement or the Plan of Arrangement, including any Pre-Acquisition Reorganization (as defined in the Arrangement Agreement), the dissolution of Enerplus NS (as defined in the Arrangement Agreement) and the Additional Dividend (as defined in the Arrangement Agreement). Evercore's opinion did not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to Enerplus, nor does it address the underlying business decision of Enerplus to engage in the Arrangement. Evercore did not express any view on, and its opinion did not address, what the value of Chord Shares actually will be when issued or the prices at which Common Shares or Chord Shares will trade at any time, including following announcement or consummation of the Arrangement. Evercore's opinion did not constitute a recommendation to the Board of Directors or to any other persons in respect of the Arrangement, including as to how any Shareholder should vote or act in respect of the Arrangement. Evercore did not express any opinion as to the prices at which Common Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Enerplus or the Arrangement or as to the impact of the Arrangement on the solvency or viability of Enerplus or the ability of Enerplus to pay its obligations when they come due. Evercore is not legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Enerplus and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Enerplus Board on February 21, 2024 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 16, 2024, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Enerplus and Chord. The estimates contained in Evercore's analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore's analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore's financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore's financial analyses. Considering the tables below without considering the full narrative description of Evercore's financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore's Financial Analyses

Net Asset Value Analyses

Enerplus

Evercore calculated the after tax net present value, as of January 1, 2024, of future cash flows Enerplus was expected to generate based on the reserves data relating to Enerplus included in the Enerplus Management Forecasts for Enerplus (the "Enerplus Reserves Database") and using forecasted oil and natural gas prices based on (i) New York Mercantile Exchange strip pricing (which is referred to as "Strip Pricing") and (ii) Wall Street consensus pricing (which is referred to as "Consensus Pricing"), in each case as of February 14, 2024. For purpose of its analysis, Evercore selected discount rates ranging from 5% to 25% based on its professional judgment and experience depending on the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of January 1, 2024, the pre-tax cash flows estimated to be generated by Enerplus from the developed and undeveloped reserves estimates, as reflected in the Enerplus Reserves Database, to derive a range of total reserves value. Based on this range of total reserves value, the present value of other capital expenditures (non-drilling, completion and facilities related), the present value of the future estimated effects of Enerplus' hedging, the present value of cash general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax reserves cash flows by reserve category), Enerplus' estimated net debt as of December 31, 2023, the value of Enerplus' equity investments and loan receivables and the number of fully diluted outstanding Common Shares as of February 16, 2024, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Common Share as set forth in the table below, as compared to the closing price of Common Shares of $14.33 on February 7, 2024 (the last trading day before a third-party media source publicly announced that Enerplus was approached with an acquisition proposal, which is referred to as the "Unaffected Date"), the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42:

Methodology	Implied Equity Values Per Share
Net Asset Value (Strip Pricing)	$8.43 – $14.04
Net Asset Value (Consensus Pricing)	$13.47 – $22.19

Chord

Evercore calculated the after tax net present value, as of January 1, 2024, of future cash flows Chord was expected to generate based on the reserves data relating to Chord included in the Enerplus Management Forecasts for Chord (the "Chord Reserves Database") and using forecasted oil and natural gas prices based on (i) Strip Pricing and (ii) Consensus Pricing, in each case as of February 14, 2024 and reflected in the Enerplus Management Forecasts for Chord. For purpose of its analysis, Evercore selected discount rates ranging from 5% to 20% based on its professional judgment and experience depending on the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of January 1, 2024, the pre-tax cash flows estimated to be generated by Chord from the developed and undeveloped reserves estimates, as reflected in the Chord Reserves Database, to derive a range of total reserves value. Based on this range of total reserves value, the present value of capital expenditures (non-drilling, completion and facilities related), the present value of minimum volume commitment deficiency payments, the present value of contingency earnout payments, the present value of the withholdings to cover dividend equivalent rights, the present value of the future estimated effects of Chord's hedging, the present value of cash general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax reserves cash flows by reserve category), Chord's estimated net debt as of December 31, 2023, the value of Chord's equity method investments and the number of fully diluted outstanding Chord Shares as of February 16, 2024, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Chord Share as set forth in the table below, as compared to the closing price of Chord Shares of $163.71 on February 16, 2024:

Methodology	Implied Equity Values Per Share
Net Asset Value (Strip Pricing)	$93.10 – $139.92
Net Asset Value (Consensus Pricing)	$134.88 – $204.69

Discounted Cash Flow Analyses

Enerplus

Evercore performed a discounted cash flow analysis of Enerplus to calculate ranges of implied present values of the per share equity value of Enerplus on a standalone basis utilizing estimates of the standalone unlevered, after-tax free cash flows that Enerplus was forecasted to generate over the period from January 1, 2024 through December 31, 2028 as reflected in the Enerplus Management Forecasts for Enerplus and using forecasted oil and natural gas prices based on Strip Pricing and Consensus Pricing, in each case as of February 14, 2024. Evercore calculated terminal values for Enerplus using two methods: (i) a terminal multiple method – under which Evercore calculated terminal values for Enerplus by applying a range of enterprise values to earnings before interest, taxes, depreciation, amortization and exploration expense (which is referred to as "EBITDAX") for the last 12-month period (which is referred to as "LTM") multiples of 3.25x to 3.75x, which range was selected based on Evercore's professional judgment and experience, to an estimate of Enerplus' terminal year EBITDAX based on the Enerplus Management Forecasts for Enerplus, and (ii) a perpetuity growth method – under which Evercore calculated terminal values for Enerplus by applying a range of perpetuity growth rates of 0.25% to 0.75%, which range was selected based on Evercore's professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that Enerplus was forecasted to generate in the terminal year based on the Enerplus Management Forecasts for Enerplus.

The cash flows and terminal values in each case were then discounted to present value as of January 1, 2024 using discount rates ranging from 9.5% to 11.5%, representing an estimate of Enerplus' weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience, to derive implied enterprise value reference ranges for Enerplus. Based on these ranges of implied enterprise values, Enerplus' estimated net debt as of December 31, 2023, and the number of fully diluted outstanding Common Shares as of February 16, 2024, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Common Share as set forth in the table below, as compared to the closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42:

Methodology	Implied Equity Values Per Share

Terminal Multiple Method (Strip Pricing)	$15.13 – $17.83
Perpetuity Growth Rate Method (Strip Pricing)	$15.53 – $19.71
Terminal Multiple Method (Consensus Pricing)	$21.17 – $24.79
Perpetuity Growth Rate Method (Consensus Pricing)	$24.92 – $31.82

Chord

Evercore performed a discounted cash flow analysis of Chord to calculate ranges of implied present values of the per share equity value of Chord on a standalone basis utilizing estimates of the standalone unlevered, after-tax free cash flows that Chord was forecasted to generate over the period from January 1, 2024 through December 31, 2028 as reflected in the Enerplus Management Forecasts for Chord and using forecasted oil and natural gas prices based on Strip Pricing and Consensus Pricing, in each case as of February 14, 2024. Evercore calculated terminal values for Chord using two methods: (i) a terminal multiple method – under which Evercore calculated terminal values for Chord by applying a range of enterprise values to LTM EBITDAX multiples of 3.75x to 4.25x, which range was selected based on Evercore's professional judgment and experience, to an estimate of Chord's terminal year EBITDAX based on the Enerplus Management Forecasts for Chord, and (ii) a perpetuity growth method – under which Evercore calculated terminal values for Chord by applying a range of perpetuity growth rates of 0.25% to 0.75%, which range was selected based on Evercore's professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that Chord was forecasted to generate in the terminal year based on the Enerplus Management Forecasts for Chord.

The cash flows and terminal values in each case were then discounted to present value as of January 1, 2024 using discount rates ranging from 9.5% to 11.5%, representing an estimate of Chord's weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience, to derive implied enterprise value reference ranges for Chord. Based on these ranges of implied enterprise values, Chord's estimated net debt as of December 31, 2023, and the number of fully diluted outstanding Chord Shares as of February 16, 2024, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Chord Share as set forth in the table below, as compared to the closing price of Chord Shares of $163.71 on February 16, 2024:

Methodology	Implied Equity Values Per Share
Terminal Multiple Method (Strip Pricing)	$162.14 – $187.99
Perpetuity Growth Rate Method (Strip Pricing)	$127.07 – $154.84
Terminal Multiple Method (Consensus Pricing)	$216.30 – $250.44
Perpetuity Growth Rate Method (Consensus Pricing)	$206.31 – $257.41

Selected Publicly Traded Companies Analyses

Enerplus

Evercore reviewed and compared certain financial information of Enerplus to corresponding financial multiples and ratios for the following selected publicly traded companies in the oil and gas industry:

•	Baytex Energy Corp.
•	Chord
•	Crescent Point Energy Corp.
•	Magnolia Oil & Gas Corporation
•	Matador Resources Company
•	SM Energy Company

For each of the selected companies and Enerplus, Evercore calculated (i) total enterprise value (defined as equity market capitalization plus total debt plus non-controlling interests, less cash and cash equivalents) as a multiple of estimated calendar years 2024 and 2025 EBITDAX (which is referred to as "TEV / EBITDAX"), and (ii) price as a multiple of estimated calendar years 2024 and 2025 cash flow from operations ("CFO") per share ("CFPS") (which is referred to as "Price / CFPS").

The results of these calculations were as follows:

Benchmark	Mean	Median
TEV / EBITDAX (2024E)	3.8x	3.8x
TEV / EBITDAX (2025E)	3.6x	3.5x
Price / CFPS (2024E)	3.4x	3.5x
Price / CFPS (2025E)	3.2x	3.3x

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 3.5x to 4.25x and 3.25x to 4.0x to an estimate of Enerplus' calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Enerplus Management Forecasts for Enerplus at Consensus Pricing as of February 14, 2024, subtracted Enerplus' estimated net debt as of December 31, 2023, and added the value of Enerplus' equity investments as of February 16, 2024 and loan receivables as of December 31, 2023, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, and (ii) applied Price / CFPS multiple reference ranges of 3.5x to 4.25x and 3.25x to 4.0x to an estimate of Enerplus' calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Enerplus Management Forecasts for Enerplus at Consensus Pricing as of February 14, 2024, in each case to derive implied equity value reference ranges for Enerplus. Based on these ranges of implied equity values and the number of fully diluted outstanding Common Shares as of February 16, 2024, as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Common Share as set forth in the table below, as compared to closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42:

Metric	Implied Equity Values Per Share

TEV / EBITDAX	$16.77 – $20.60
Price / CFPS	$15.42 – $18.86

Although none of these companies is directly comparable to Enerplus, Evercore selected these companies because they are publicly traded companies in the oil and gas industry with operations and business characteristics that Evercore, in its professional judgment and experience, considered generally relevant to Enerplus for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies' financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Chord

Evercore reviewed and compared certain financial information of Chord to corresponding financial multiples and ratios for the following selected publicly traded companies in the oil and gas industry:

•	Baytex Energy Corp.
•	Crescent Point Energy Corp.
•	Enerplus
•	Magnolia Oil & Gas Corporation
•	Matador Resources Company
•	SM Energy Company

For each of the selected companies and Chord, Evercore calculated (i) TEV / EBITDAX multiples of estimated calendar years 2024 and 2025 EBITDAX, and (ii) Price / CFPS multiples of estimated calendar years 2024 and 2025 CFO.

The results of these calculations were as follows:

Benchmark	Mean	Median
TEV / EBITDAX (2024E)	3.9x	3.9x
TEV / EBITDAX (2025E)	3.6x	3.7x
Price / CFPS (2024E)	3.4x	3.6x
Price / CFPS (2025E)	3.2x	3.3x

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 3.5x to 4.25x and 3.25x to 4.0x to an estimate of Chord's calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Enerplus Management Forecasts for Chord at Consensus Pricing as of February 14, 2024, subtracted Chord's estimated net debt as of December 31, 2023 and added Chord's equity method investments as of February 16, 2024, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, and (ii) applied Price / CFPS multiple reference ranges of 3.5x to 4.25x and 3.25x to 4.0x to an estimate of Chord's calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Enerplus Management Forecasts for Chord at Consensus Pricing as of February 14, 2024, in each case, to derive implied equity value reference ranges for Chord. Based on these ranges of implied equity values and the number of fully diluted outstanding Chord Shares as of February 16, 2024, as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Chord Share as set forth in the table below, as compared to the closing price of Chord Shares of $163.71 on February 16, 2024:

Metric	Implied Equity Values Per Share
TEV / EBITDAX	$175.47 – $214.37
Price / CFPS	$156.15 – $190.85

Although none of these companies is directly comparable to Chord, Evercore selected these companies because they are publicly traded companies in the oil and gas industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant to Chord for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies' financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Equity Research Analysts' Price Targets

Enerplus and Chord

Evercore reviewed selected publicly available share price targets of research analysts' estimates known to Evercore as of February 16, 2024, noting that the 25th percentile and 75th percentile of share price targets ranged from (i) $18.00 to $21.00 for Common Shares, as compared to closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42 and (ii) $175.25 to $193.00 for Chord Shares, as compared to the closing price of Chord Shares of $163.71 on February 16, 2024. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Common Shares and Chord Shares and these target prices and the analysts' earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Enerplus, Chord and future general industry and market conditions.

52-Week Trading Range Analysis

Enerplus and Chord

Evercore reviewed historical trading prices of Common Shares and Chord Shares during the 52-week period ended February 16, 2024, noting that low and high prices (based on closing values) during such period ranged from (i) $13.07 to $17.99 per Common Share, as compared to closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42 and (ii) $121.51 to $173.82 per Chord Share, as compared to the closing price of Chord Shares of $163.71 on February 16, 2024.

Selected Precedent Transactions Analysis

Evercore reviewed, to the extent publicly available, financial information related to the following selected oil-weighted transactions involving publicly traded oil and gas companies with transaction values of less than $10 billion announced since January 1, 2020.

The selected transactions reviewed by Evercore, and the date each was announced were as follows:

Post-2020:

Date Announced	Acquirer	Target
01/04/24	APA Corporation	Callon Petroleum Company
08/21/23	Permian Resources Corporation	Earthstone Energy, Inc.
05/22/23	Chevron Corporation	PDC Energy, Inc.
02/28/23	Baytex Energy Corp.	Ranger Oil Corporation
03/07/22	Oasis Petroleum Inc.	Whiting Petroleum Corporation
07/12/21	Penn Virginia Corporation	Lonestar Resources US Inc.
05/24/21	Cabot Oil & Gas Corporation	Cimarex Energy Co.
05/10/21	Bonanza Creek Energy, Inc.	Extraction Oil & Gas, Inc.

2020:

Date Announced	Acquirer	Target
12/21/20	Diamondback Energy, Inc.	QEP Resources, Inc.
10/20/20	Pioneer Natural Resources Company	Parsley Energy, Inc.
09/28/20	Devon Energy Corporation	WPX Energy, Inc.

For each selected transaction, Evercore calculated (i) total enterprise value as a multiple of estimated EBITDAX for the target company at the time of the announcement of the applicable transaction (which is referred to as the "Current Year") and at the year immediately following the Current Year (which is referred to as the "Forward Year"), and (ii) equity value as a multiple of estimated CFO (which is referred to as "Equity Value / CFO") for the target company at the Current Year and at the Forward Year. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction and at the year immediately following.

This analysis indicated the following:

Post-2020:

Benchmark	Mean	Median
TEV / EBITDAX (Current Year)	3.7x	3.4x
TEV / EBITDAX (Forward Year)	3.3x	3.1x
Equity Value / CFO (Current Year)	2.8x	2.6x
Equity Value / CFO (Forward Year)	2.5x	2.2x

2020:

Benchmark	Mean	Median
TEV / EBITDAX (Current Year)	4.3x	3.7x
TEV / EBITDAX (Forward Year)	4.8x	4.4x
Equity Value / CFO (Current Year)	2.3x	2.1x
Equity Value / CFO (Forward Year)	2.5x	2.4x

Based on the multiples it derived from the selected transactions and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 3.0x to 4.0x and 2.5x to 3.5x to an estimate of Enerplus' calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Enerplus Management Forecasts for Enerplus at Consensus Pricing as of February 14, 2024, subtracted Enerplus' estimated net debt as of December 31, 2023, and added the value of Enerplus' equity investments as of February 16, 2024 and loan receivables as of December 31, 2023, in each case as provided by Enerplus' management and approved for Evercore's use by Enerplus, and (ii) applied Equity Value / CFO multiple reference ranges of 2.75x to 3.75x and 2.50x to 3.50x to an estimate of Enerplus' calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Enerplus Management Forecasts for Enerplus at Consensus Pricing as of February 14, 2024, in each case, to derive implied equity value reference ranges for Enerplus. Based on these ranges of implied equity values and the number of fully diluted outstanding Common Shares as of February 16, 2024, as provided by Enerplus' management and approved for Evercore's use by Enerplus, this analysis indicated ranges of implied equity values per Common Share as set forth in the table below, as compared to closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42:

Metric	Implied Equity Values Per Share
TEV / EBITDAX	$13.55 – $18.66
Price / CFPS	$11.99 – $16.57

Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to Enerplus and none of the selected transactions is directly comparable to the Arrangement, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses with respect to Enerplus and the Arrangement. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Premiums Paid Analysis

Using publicly available information, Evercore calculated the premium paid in each of the selected transaction described above under the caption "Selected Precedent Transactions Analysis" as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies on the last unaffected trading day prior to announcement of each transaction. Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 0.0% to 15.0% to the closing price of Common Shares of $16.32 on February 16, 2024. This analysis indicated a range of implied equity values per Common Share of $16.32 to $18.77, as compared to the closing price of Common Shares of $14.33 on the Unaffected Date, the closing price of Common Shares of $16.32 on February 16, 2024 and the Consideration of $18.42.

Pro Forma "Has – Gets" Analysis – Discounted Cash Flow

Evercore reviewed the implied aggregate equity value of the combined company on a pro forma basis attributable to Shareholders on a pro forma basis giving effect to the Arrangement based on a discounted cash flow analysis.

The pro forma implied equity value attributable to Shareholders was calculated as the sum of: (a) the product obtained by multiplying (i) 32.6% (Enerplus Shareholders' pro forma ownership of the combined company immediately following the consummation of the Arrangement based on the Share Consideration to be received by Shareholders as set forth in the Arrangement Agreement) by (ii) an amount equal to the implied aggregate equity value of the combined company on a pro forma basis giving effect to the Arrangement, calculated as (A) Enerplus' standalone implied aggregate equity value calculated using the discounted cash flow analysis based on Consensus Pricing as of February 14, 2024, summarized above under the caption "– Discounted Cash Flow Analyses – Enerplus" (calculated using the midpoint of the implied equity value of Enerplus based on the terminal multiple method and the midpoint of the implied equity value of Enerplus based on the perpetuity growth rate method), plus (B) Chord's standalone implied aggregate equity value calculated using the discounted cash flow analysis summarized above under the caption "– Discounted Cash Flow Analyses – Chord" (calculated using the midpoint of the implied equity value of Chord based on the terminal multiple method and the midpoint of the implied equity value of Chord based on the perpetuity growth rate method), plus (C) the midpoint of the net present value of the Synergies based on discounted cash flow analyses utilizing the terminal multiple method and the perpetuity growth rate methods (using the discount rate of 10.5%) and minus (D) estimated transaction expenses, as provided by Enerplus' management and approved by Enerplus for Evercore's use; plus (b) the aggregate Cash Consideration of approximately $474 million payable to Shareholders.

This analysis resulted in an implied change in aggregate equity value of Enerplus on a pro forma basis attributable to Shareholders as set forth in the table below, relative to Enerplus' standalone implied aggregate equity value calculated using the discounted cash flow analysis summarized above under the caption "– Discounted Cash Flow Analyses – Enerplus" (calculated using the midpoint of the implied equity value of Enerplus based on the terminal multiple method and the midpoint of the implied equity value of Enerplus based on the perpetuity growth rate method):

Methodology	Implied Change in Aggregate Equity Value
Terminal Multiple Method (Consensus Pricing)	$577 million
Perpetuity Growth Rate Method (Consensus Pricing)	$(207) million

Pro Forma "Has – Gets" Analysis – Net Asset Value

Evercore reviewed the implied aggregate equity value of the combined company on a pro forma basis attributable to Shareholders on a pro forma basis giving effect to the Arrangement based on a net asset value analysis.

The pro forma implied equity value attributable to Shareholders was calculated as the sum of: (a) the product obtained by multiplying (i) 32.6% (Enerplus Shareholders' pro forma ownership of the combined company immediately following the consummation of the Arrangement based on the Share Consideration to be received by Shareholders as set forth in the Arrangement Agreement) by (ii) an amount equal to the implied aggregate equity value of the combined company on a pro forma basis giving effect to the Arrangement, calculated as (A) Enerplus' standalone implied aggregate equity value calculated using the net asset value analysis based on Consensus Pricing as of February 14, 2024, summarized above under the caption "– Net Asset Value Analyses – Enerplus" (calculated using the midpoint of the implied equity value of Enerplus), plus (B) Chord's standalone implied aggregate equity value calculated using the net asset value analysis based on Consensus Pricing as of February 14, 2024, summarized above under the caption "– Net Asset Value Analyses – Chord" (calculated using the midpoint of the implied equity value of Chord), plus (C) the midpoint of the net present value of the Synergies utilizing the net asset value method (using the midpoint discount rate for each category of the Synergies based on Evercore's professional judgment and experience) and minus (D) estimated transaction expenses, as provided by Enerplus' management and approved by Enerplus for Evercore's use; plus (b) the aggregate Cash Consideration of approximately $474 million payable to Shareholders.

This analysis resulted in an implied change in aggregate equity value of Enerplus on a pro forma basis attributable to Shareholders of approximately $394 million relative to Enerplus' standalone implied aggregate equity value calculated using the net asset value analysis summarized above under the caption "– Net Asset Value Analyses – Enerplus" (calculated using the midpoint discount rate for each reserve category based on its professional judgment and experience).

Illustrative Implied Exchange Analysis

Utilizing the approximate implied per share equity value derived for Enerplus and Chord by application of the high and low ends of the relevant reference ranges selected for Enerplus and Chord indicated in each of the net asset value analyses, discounted cash flow analyses and selected publicly traded companies analyses summarized in this section under the heading "– Summary of Evercore's Financial Analyses", as well as the equity research analysts' price targets and 52-week trading range analysis summarized in this section under the heading "– Other Factors", in each case as described above and assuming 100% stock consideration consisting entirely of Chord Shares, Evercore calculated the following ranges of implied exchange ratios, as compared to (i) the exchange ratio of 0.0933x based on the closing prices of Common Shares and Chord Shares on the Unaffected Date, (ii) the exchange ratio of 0.0997x based on the closing prices of Common Shares and Chord Shares on February 16, 2024 and (iii) an illustrative exchange ratio of 0.1125x, which represents the Share Exchange Ratio pursuant to the Arrangement Agreement adjusted to reflect 100% stock consideration consisting entirely of Chord Shares:

Methodology	Implied Exchange Ratio
Net Asset Value
Net Asset Value (Strip Pricing)	0.0603x – 0.1508x
Net Asset Value (Consensus Pricing)	0.0658x – 0.1645x
Discounted Cash Flow
Terminal Multiple Method (Strip Pricing)	0.0805x – 0.1100x
Perpetuity Growth Rate Method (Strip Pricing)	0.1003x – 0.1551x
Terminal Multiple Method (Consensus Pricing)	0.0845x – 0.1146x
Perpetuity Growth Rate Method (Consensus Pricing)	0.0968x – 0.1542x
Selected Publicly Traded Companies
TEV / EBITDAX	0.0782x – 0.1174x
Price / CFPS	0.0808x – 0.1208x
Reference Only
Equity Research Analysts' Price Targets	0.0933x – 0.1198x
52-Week Trading Range	0.0752x – 0.1481x

Miscellaneous

The foregoing summary of Evercore's financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Enerplus Board. In connection with the review of the Arrangement by the Enerplus Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore's opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Common Shares. Further, Evercore's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Enerplus or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Enerplus Board as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore's analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore's financial advisory services and its opinion were provided for the information and benefit of the Enerplus Board (in its capacity as such) in connection with its evaluation of the proposed Arrangement. The issuance of Evercore's opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Enerplus Board or Enerplus' management or that any specific amount of consideration constituted the only appropriate consideration in the Arrangement for the Shareholders.

Pursuant to the terms of Evercore's engagement letter with Enerplus, Enerplus has agreed to pay Evercore a fee for its services in the amount, based on the information available as of the date of the announcement of the Arrangement, of approximately $16.3 million, of which (i) $2.5 million was paid upon delivery of Evercore's opinion in connection with the Arrangement and is fully creditable against any fee payable upon the consummation of the Arrangement and (ii) the remainder will be payable contingent upon the consummation of the Arrangement. Enerplus has also agreed to reimburse Evercore for its reasonable expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Enerplus, but Evercore has not received any compensation from Enerplus during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Chord, and Evercore has not received any compensation from Chord during such period. Evercore may provide financial advisory or other services to Enerplus and Chord in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Enerplus, Chord, potential parties to the Arrangement and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Enerplus or Chord.

Enerplus engaged Evercore to act as a financial advisor based on Evercore's qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Treatment of Enerplus Incentive Awards

Pursuant to the Arrangement Agreement, and consistent with the terms of the applicable Enerplus Incentive Plans having regard to the proposed terms of the Arrangement and the form of Consideration to be paid to Shareholders, each Enerplus Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Enerplus Incentive Award, fully vested. At the Effective Time, each holder of an Enerplus Incentive Award shall receive from Enerplus a cash payment (net of applicable withholdings) in exchange therefor, a described in detail below. There will be no outstanding Enerplus Incentive Awards following completion of the Arrangement.

Treatment of Enerplus RSU Awards

In accordance with the terms of the Enerplus Share Award Incentive Plan, each Enerplus RSU Award that is outstanding, and that has not vested and been settled as of immediately prior to the Effective Time, will become fully vested without any action by or on behalf of the holder of such Enerplus RSU Awards, and the holder thereof will receive a cash payment from the Corporation (net of applicable withholdings) at the Effective Time. Notwithstanding the terms of the Enerplus Share Award Incentive Plan or any agreement or document governing any Enerplus RSU Award, the Enerplus Board approved the following formulae contained within the Arrangement Agreement which are to be applied in calculating the cash payments payable to the holders of Enerplus RSU Awards pursuant to the Arrangement Agreement:

(a)	all holders of Enerplus RSU Awards, other than the Named Executive Officers, will receive a cash payment equal to the greater of:

(i)	the number of restricted share units subject to such Enerplus RSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend), multiplied by the Closing FMV; and

(ii)	the number of restricted share units subject to such Enerplus RSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any dividends declared on the Common Shares between February 21, 2024 and the Effective Date and excluding any Additional Dividend), multiplied by the Announcement FMV;

(b)	all Named Executive Officers (other than Mr. Ian C. Dundas, the President and Chief Executive Officer of Enerplus) will receive a cash payment equal to the sum of:

(i)	50% of the number of restricted share units subject to such Enerplus RSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any dividends declared on the Common Shares between February 21, 2024 and the Effective Date and excluding any Additional Dividend), multiplied by the Announcement FMV; plus

(ii)	the remaining 50% of the number of restricted share units subject to such Enerplus RSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend), multiplied by the Closing FMV; and

(c)	Mr. Ian C. Dundas will receive a cash payment equal to the number of restricted share units subject to such Enerplus RSU Award, adjusted for dividends declared on the Common Shares since the date such awards were granted (but excluding any Additional Dividend), multiplied by the Closing FMV.

Treatment of Enerplus PSU Awards

In accordance with the terms of the Enerplus Share Award Incentive Plan, each Enerplus PSU Award for which the performance period has not been completed, and has not vested and been settled as of immediately prior to the Effective Time, will become fully vested without any action by or on behalf of the holder of such Enerplus PSU Awards, and the holder thereof will receive a cash payment from the Corporation (net of applicable withholdings) at the Effective Time. Notwithstanding the terms of the Enerplus Share Award Incentive Plan or any agreement or document governing any Enerplus PSU Award, the Enerplus Board approved the following formulae contained within the Arrangement Agreement which are to be applied in calculating the cash payments payable to the holders of Enerplus PSU Awards pursuant to the Arrangement Agreement:

(a)	all holders of Enerplus PSU Awards, other than the Named Executive Officers, will receive a cash payment equal to the greater of:

(i)	the number of performance share units subject to such Enerplus PSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend), multiplied by a "payout multiplier" of 2.0, multiplied by the Closing FMV; and

(ii)	the number of performance share units subject to such Enerplus PSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any dividends declared on the Common Shares between February 21, 2024 and the Effective Date and excluding any Additional Dividend), multiplied by a "payout multiplier" of 2.0, multiplied by the Announcement FMV;

(b)	all Named Executive Officers (other than Mr. Ian C. Dundas, the President and Chief Executive Officer of Enerplus) will receive a cash payment equal to the sum of:

(i)	50% of the number of performance share units subject to such Enerplus PSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any dividends declared on the Common Shares between February 21, 2024 and the Effective Date and excluding any Additional Dividend), multiplied by a "payout multiplier" of 2.0, multiplied by the Announcement FMV; plus

(ii)	the remaining 50% of the number of performance share units subject to such Enerplus PSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend), multiplied by a "payout multiplier" of 2.0, multiplied by the Closing FMV; and

(c)	Mr. Ian C. Dundas will receive a cash payment equal to the number of performance share units subject to such Enerplus PSU Award, adjusted for dividends declared on the Common Shares since the date such awards were granted (but excluding any Additional Dividend), multiplied by a "payout multiplier" of 2.0, multiplied by the Closing FMV.

Treatment of Enerplus Director RSU Awards

In accordance with the terms of the Enerplus Director RSU Plan, each Enerplus Director RSU Award that is outstanding immediately prior to the Effective Time whether vested or unvested, will become fully vested without any action by or on behalf of the holder of such Enerplus Director RSU Award and the holder thereof will receive a cash payment from the Corporation (net of applicable withholdings) at the Effective Time equal to:

(a)	the number of restricted share units subject to such Enerplus Director RSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend); multiplied by

(b)	the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the Effective Date (provided that, if such ten-trading day period includes any trading days that are "ex dividend" with respect to the Additional Dividend, then the relevant ten-day trading period shall be the ten trading days immediately prior to such ex-dividend date).

Treatment of Enerplus Director DSU Awards

In accordance with the terms of the Enerplus Director DSU Plan, each Enerplus Director DSU Award that is outstanding immediately prior to the Effective Time, will become eligible for settlement without any action by or on behalf of the holder of such Enerplus Director DSU Award and the holder thereof will receive a cash payment from the Corporation (net of applicable withholdings) at the Effective Time equal to:

(a)	the number of deferred share units subject to such Enerplus Director DSU Award, adjusted for dividends declared on the Common Shares since the date such award was granted (but excluding any Additional Dividend), multiplied by;

(b)	the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the Effective Date (provided that, if such ten-trading day trading period includes any trading days that are "ex dividend" with respect to the Additional Dividend, then the relevant ten-day trading period shall be the ten trading days immediately prior to such ex-dividend date).

Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the arrangement to become effective:

(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Meeting;

(b)	the Stock Issuance Proposal shall have been approved by the Chord Stockholders at the Chord Meeting;

(c)	the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to Enerplus and Chord;

(d)	the Consideration Shares issuable pursuant to the Arrangement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance;

(e)	all Regulatory Approvals shall have been obtained; and

(f)	all other conditions to Closing set forth in the Arrangement Agreement shall have been satisfied or waived by the appropriate parties.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Shareholder Approval

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Unless otherwise directed, it is the intention of the Persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders, authorizes the Enerplus Board, without further notice to or approval of Shareholders, to amend the Arrangement Agreement or Plan of Arrangement (to the extent permitted thereby) and, subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

See "General Proxy Matters – Procedure and Votes Required" and "The Arrangement – Securities Law Matters".

Other Approvals

Chord Stockholder Approval

It is a condition to completion of the Arrangement that the Stock Issuance Proposal must be approved by an affirmative vote of a majority of the votes cast at the Chord Meeting in accordance with the rules and regulations of the NASDAQ and the terms of the Chord Bylaws. The Chord Meeting is scheduled to take place at 9:00 a.m. (Central time) on May 14, 2024.

Court Approvals

Interim Order

Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement Resolution to Shareholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the requisite vote of Shareholders at the Meeting and the Chord Stockholders have approved the Stock Issuance Proposal, Enerplus will make an application to the Court for the Final Order. The Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders.

The application for the Final Order to the Court for approval of the Arrangement is scheduled to be heard before a Justice of the Court of King's Bench of Alberta via video conference at the Edmonton Law Courts, 1A Sir Winston Churchill Square, Edmonton, Alberta on May 28, 2024 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will constitute the basis for an exemption from the registration requirements under the U.S. Securities Act for the issuance of the Consideration Shares to the Shareholders pursuant to the Arrangement, that is provided by Section 3(a)(10) thereof.

Any Shareholder or other interested party who wishes to support or oppose the application with respect to the Arrangement, may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder or other interested party files with the Court and serves upon Enerplus on or before 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) Business Days prior to the date of the Meeting if the Meeting is not held on May 24, 2024), a notice of intention to appear setting out such Shareholder's or interested party's address for service and indicating whether such Shareholder or interested party intends to support or oppose the application or make submissions, together with a summary of the position such Person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on Enerplus is required to be effected by service upon the solicitors for Enerplus:  Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC.

Enerplus has been advised by its external Canadian legal counsel, Blakes, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation may determine not to proceed with the Arrangement.

Although there have been a number of judicial decisions considering Section 193 of the ABCA and applications to various arrangements, there have not been, to the knowledge of Enerplus, any recent significant decisions which would apply in this instance. Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Regulatory Matters

It is a mutual condition to completion of the Arrangement that each of the approvals or clearances set out below shall have been obtained prior to the Arrangement becoming effective.

HSR Clearance

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a notification and report relating to the transaction with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the applicable waiting periods have been satisfied.

On March 6, 2024, Chord and Enerplus each filed a premerger notification and report form under the HSR Act. The waiting period under the HSR Act in connection with the Arrangement expired at 11:59 p.m. (Eastern time) on April 5, 2024.

At any time before or after consummation of the Arrangement, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transaction or seeking the divestiture of substantial assets of Chord or Enerplus or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

ICA Approval

Under the Investment Canada Act, the direct "acquisition of control" of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a "Reviewable Transaction") is subject to pre-closing review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act (a) has sent a notice that he is satisfied, or (b) is deemed to be satisfied, that the transaction is likely to be of "net benefit" to Canada.

The Arrangement constitutes a Reviewable Transaction under the Investment Canada Act, and as a result, the Arrangement cannot be completed until a Net Benefit Approval is obtained.

Under the Investment Canada Act, there is an initial 45-day review period, which may be unilaterally extended by the ISED Minister for an additional 30 days. Further extensions to the review period can only be made on the mutual agreement of the ISED Minister and the investor. The prescribed factors under section 20 of the Investment Canada Act to be considered by the ISED Minister in determining whether to issue a Net Benefit Approval in respect of a Reviewable Transaction include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic, and cultural policies; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

In connection with seeking a Net Benefit Approval, an applicant may provide binding written undertakings to His Majesty in right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the ISED Minister sends a notice that he is satisfied that the investment is likely to be of net benefit to Canada, or if the ISED Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and pursuant to section 21(9) of the Investment Canada Act, is deemed to be satisfied that the investment is likely to be of net benefit to Canada, the Net Benefit Approval will have been obtained and the Reviewable Transaction may be completed.

However, if the ISED Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the ISED Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to be the ISED Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the ISED Minister will send a notice to the applicant that either the ISED Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case a Net Benefit Approval will have been obtained, or confirming that the ISED Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

As the Parties believe the Arrangement constitutes a Reviewable Transaction, the Arrangement will not be completed unless the ISED Minister has sent a notice under subsection 21(1) of the Investment Canada Act, stating that the ISED Minister is satisfied that the transactions contemplated by the Arrangement are likely to be of net benefit to Canada, or the ISED Minister has been deemed, in accordance with subsection 21(9) the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement are likely to be of net benefit to Canada.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where, at any time from when the ISED Minister becomes aware of the transaction until 45 days from the date on which the ISED Minister certifies receipt of the investor's complete application, it has received notice (a "National Security Notice") from the ISED Minister that the investment may be or will be subject to a national security review (a "National Security Review"). Where the investor has received a National Security Notice, the ISED Minister has an additional 45 days to determine whether to order a National Security Review.

Where a National Security Review has been ordered, the ISED Minister has 45 days, which can be extended for an additional 45 days, to determine whether the investment would not be injurious to national security, in which case the National Security Review is terminated, or either that it would be injurious to national security or that the ISED Minister is unable to determine whether the investment would be injurious to national security, in which case the ISED Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to decide whether to authorize the investment, which can be decided on the basis of terms and conditions set by the Governor in Council or undertakings provided by the investor or, in the case of an investment that has not been completed, to prohibit its completion. If a National Security Notice has been received (including during an ongoing National Security Review), the investment cannot be completed unless the investor receives a notice or order authorizing completion. While the above time frames can be extended with the consent of the investor (other than the 20-day period applicable to the Governor in Council's determination), assuming no additional extensions, the entire period of a National Security Review from the initial filing by the investor until completion of the National Security Review can be as long as 200 days.

In the case of a Reviewable Transaction, where a National Security Review is ordered, the net benefit review is suspended and begins only if the ISED Minister determines that the investment is not injurious to national security or the Governor in Council authorizes its completion, as applicable.

On March 6, 2024, Chord submitted an application for review to the ISED Minister in respect of the Arrangement pursuant to Part IV of the Investment Canada Act. On April 22, 2024, the Parties received notice from the ISED Minister extending the initial review period by an additional 30 days. On the same day, the National Security Approval component of the ICA Approval closing condition was satisfied.

Stock Exchange Approvals

It is a mutual condition to completion of the Arrangement that Chord obtain the authorization for the listing on the NASDAQ of the Chord Shares issuable pursuant to the Arrangement; subject to official notice of issuance.

Other Required Approvals

To the best knowledge of the Corporation, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity in connection with the Arrangement except as described herein.

Timing

If the Arrangement Resolution and the Stock Issuance Proposal are approved at the Meeting and the Chord Meeting, respectively, Enerplus will apply to the Court for the Final Order approving the Arrangement. Upon the Final Order being granted, Enerplus will, as soon as reasonably practicable but in any event not later than five Business Days after the last of the conditions to the Arrangement Agreement have been satisfied or waived, send the Articles of Arrangement to the Registrar for filing. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed.

If the Final Order is obtained in form and substance satisfactory to Enerplus and Chord, the Effective Date will occur once all other conditions set forth in the Arrangement Agreement are satisfied or, where applicable, waived. Enerplus and Chord expect the Effective Date will occur mid-year 2024, subject to the receipt of the remaining Regulatory Approvals. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or a delay in the receipt of any of the Regulatory Approvals.

Stock Exchange Listings

The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol "ERF". The Chord Shares are listed and posted for trading on the NASDAQ under the symbol "CHRD". On February 20, 2024, the last trading day completed prior to announcement of the proposed Arrangement, the closing prices of the Common Shares on the TSX and the NYSE were C$21.85 and $16.17, respectively. The closing price of the Chord Shares on the NASDAQ on February 20, 2024 was $163.75. On April 18, 2024, the closing price of the Common Shares on the TSX and NYSE were C$27.36 and $19.83, respectively and the closing price of the Chord Shares was $178.65.

If completed, it is anticipated that the Arrangement will result in the Common Shares being delisted from the TSX and the NYSE as promptly as practicable following the Effective Date.

See "Market for Securities" in Appendix F – "Information Concerning Enerplus" and "Trading Price and Volumes" in Appendix G – "Information Concerning Chord".

The Arrangement Agreement

The summary of the material provisions of the Arrangement Agreement below and elsewhere in this Information Circular is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is attached to this Information Circular as Appendix C. Shareholders are urged to carefully read the Arrangement Agreement in its entirety, including all of its exhibits, as it is the legal document governing the Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties of Enerplus relating to the following: organization, standing and power; capital structure; authority; no violations; consents; securities documents; financial statements; absence of certain changes or events; no undisclosed material liabilities; Enerplus circular; Enerplus permits; compliance with applicable Law; compensation; benefits; employment and labor matters; taxes; litigation; intellectual property and IT assets; real property; rights-of-way; oil and gas matters; environmental matters; material contracts; insurance; derivative transactions and hedging; cultural business; opinion of Enerplus' financial advisor; brokers; related party transactions; regulatory matters; corrupt practices legislation; and no additional representations.

The Arrangement Agreement also contains certain representations and warranties of Chord and AcquireCo relating to the following: organization, standing and power; capital structure; authority; no violations; consents; SEC documents; financial statements; absence of certain changes or events; no undisclosed material liabilities; Chord proxy statement; Chord permits; compliance with applicable Law; compensation; benefits; employment and labor matters; taxes; intellectual property and IT assets; litigation; real property; rights-of-way; oil and gas matters; environmental matters; insurance; opinion of Chord's financial advisor; brokers; business conduct; related party transactions; regulatory matters; Takeover Laws (as defined in the Arrangement Agreement); corrupt practices legislation; funds available; and no additional representations.

Certain of the representations and warranties of Enerplus, Chord and AcquireCo, as applicable, are qualified as to "materiality" or "Material Adverse Effect". For purposes of the Arrangement Agreement, the term "Material Adverse Effect" means, with respect to either Chord or Enerplus, as applicable, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (i) prevents, materially delays or materially impairs (or would reasonably be expected to prevent, materially delay or materially impair) the ability of such Party or its Subsidiaries to consummate the Arrangement or (ii) has, or would reasonably be expected to have, a Material Adverse Effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (ii) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following will be deemed to be or constitute a "Material Adverse Effect" or will be taken into account when determining whether a "Material Adverse Effect" has occurred or may, would or could occur:

•	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

•	changes in general economic conditions in the oil and gas exploration and production industry;

•	the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

•	any hurricane, tornado, flood, earthquake or other natural disaster;

•	any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

•	any change in the market price or trading volume of the Chord Shares or the Common Shares (it being understood and agreed that the exception in this clause will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•	any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless expressly excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•	changes in any Laws or regulations following the entry into the Arrangement Agreement applicable to Chord or Enerplus any of their respective Subsidiaries or their respective assets or operations;

•	changes in applicable accounting regulations or the interpretations thereof following the entry into the Arrangement Agreement;

•	the execution and delivery of the Arrangement Agreement and the public announcement of the Arrangement Agreement and the Arrangement (provided, that this clause will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of the Arrangement Agreement or the pendency or consummation of the Arrangement);

•	any downgrade in rating of any indebtedness or debt securities of Enerplus or Chord or any of their respective Subsidiaries (it being understood and agreed that the exception in this clause will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless expressly excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•	any actions taken (or omitted to be taken) by Enerplus or Chord at the written request or with the prior written consent of the other Party;

•	any legal proceedings commenced by any shareholder or stockholder of Enerplus or Chord, as applicable (on its own behalf or on behalf of Enerplus or Chord, as applicable), arising out of or related to the Arrangement Agreement, the Arrangement or other transactions; and

•	any proceeding commenced after the date of the Arrangement Agreement under any Regulatory Law (as defined in the Arrangement Agreement) in relation to the Arrangement and any action taken to obtain necessary, proper or advisable consents, clearances, approvals and waiting period expirations or termination from any Governmental Entity;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the first five bullet points above, unless otherwise excluded, be taken into account for purposes of determining whether a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Chord or Enerplus and their respective Subsidiaries, in each case taken as a whole, relative to other similarly situated companies in the industries in which Chord and its Subsidiaries and Enerplus and its Subsidiaries respectively operate.

Covenants

Conduct of Business

Enerplus and Chord have agreed to undertake certain covenants between the date of the Arrangement Agreement and the earlier of the Effective Time and the termination of the Arrangement Agreement. A brief summary of certain of those covenants is provided in this subsection.

Conduct of Business by Enerplus and its Subsidiaries

Except as previously disclosed to Chord, expressly permitted by the Arrangement Agreement or applicable Law, or otherwise consented to in writing by Chord (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Arrangement Agreement, Enerplus has agreed that it will, and will cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill, assets and existing material Enerplus permits, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Chord, expressly permitted by the Arrangement Agreement or applicable Law, or otherwise consented to in writing by Chord (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Arrangement Agreement, Enerplus has agreed that it will not, and will cause its Subsidiaries not to:

•	do any of the following:

•	declare, set aside or pay any dividends, (whether in cash, securities or property or any combination thereof) on, or make any other distribution in respect of any outstanding shares, or other equity interests in, any of Enerplus' Subsidiaries, except for (i) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Enerplus to Enerplus or another direct or indirect wholly-owned Subsidiary of Enerplus, (ii) certain stock dividends or dividends in kind, (iii) Enerplus' regular quarterly dividend, (iv) the Additional Dividend, and (v) any dividend that results in a commensurate decrease in the Consideration payable to Shareholders on completion of the Arrangement pursuant to Section 1.5(b) of the Arrangement Agreement;

•	split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Enerplus or any of its Subsidiaries; or

•	purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of, or other equity interests in, Enerplus or any Subsidiary of Enerplus,

other than in the case of the second and third bullets above, in respect of any Enerplus Incentive Awards outstanding as of the date of the Arrangement Agreement or issued after the date of the Arrangement Agreement in accordance with the Arrangement Agreement, in accordance with the terms of the Enerplus Share Award Incentive Plan and applicable award agreements;

•	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity or phantom equity interests in, Enerplus or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such shares or equity interests, other than:

•	the issuance of Common Shares upon the vesting or lapse of any restrictions on any awards granted under the Enerplus Share Award Incentive Plan that are outstanding on the date of the Arrangement Agreement or that may be granted on or following the date of the Arrangement Agreement as permitted or contemplated in the Arrangement Agreement;

•	the grant of Enerplus RSU Awards or Enerplus PSU Awards, in each case, under the Enerplus Share Award Incentive Plan in the ordinary course of business in accordance with the parameters disclosed to Chord, including (1) for the 2024 annual grants of such awards, up to the target dollar amounts disclosed to Chord and the number of which awards will be definitively determined based on an average trading price of the Common Shares following the public disclosure by Enerplus of the Arrangement Agreement, and (2) to the extent that the Effective Time has not occurred prior to January 1, 2025, the 2025 annual grants of such awards not to be made prior to January 1, 2025, and provided that the maximum aggregate grant date fair value of all such grants that may be made in 2025, if applicable, will not exceed 125% of the aggregate grant date fair value of Enerplus RSU Awards or Enerplus PSU Awards, in each case, under the Enerplus Share Award Incentive Plan (based on target achievement of the applicable performance criteria) granted in 2023;

•	the grant of Enerplus Director Awards under the Enerplus Director DSU Plan or the Enerplus Director RSU Plan, as applicable, in each case, in the ordinary course of business in accordance with the parameters disclosed to Chord (including, to the extent that the Effective Time has not occurred prior to January 1, 2025, the 2025 annual grants of such Enerplus Director Awards will not be made prior to January 1, 2025, and provided that the aggregate dollar amount of annual equity retainers in respect of which Enerplus' directors may elect to receive such Enerplus Director Awards for 2025, if applicable, will not exceed 125% of the aggregate of such amount for 2024 annual equity retainers); and

•	issuances by a direct or indirect wholly-owned Subsidiary of Enerplus of such Subsidiary's capital stock or other equity interests to Enerplus or any other direct or indirect wholly-owned Subsidiary of Enerplus;

•	amend or propose to amend (A) Enerplus' organizational documents or (B) the organizational documents of any of Enerplus' Subsidiaries (other than, in the case of clause (B) only, ministerial changes);

•	(A) merge, consolidate, combine or amalgamate with any Person, or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) (1) acquisitions or investments for which the consideration is less than $5,000,000 individually or $17,500,000 in the aggregate, (2) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business, and (3) swaps or exchanges of assets or property, which may include cash consideration, of up to 1,000 net acres in the aggregate for all such swap transactions, in each case, so long as such action is not otherwise expressly prohibited by the terms of the Arrangement Agreement;

•	sell, lease, swap, exchange, transfer, farmout, license, encumber (other than permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than permitted encumbrances) or otherwise dispose of, any material portion of its assets (including any tangible assets, such as intellectual property) or properties (including any oil and gas properties), other than:

•	sales or dispositions at arm's-length for which (i) the value of the applicable assets or properties is less than $5,000,000 in the aggregate, (ii) the aggregate net acreage position attributable to such assets or properties is less than 500 net acres and (iii) the net boe attributable to such assets or properties is less than 500 per day in the aggregate (including non-operating working interests so long as they are not operated by Chord or any of its Subsidiaries);

•	sales, swaps, exchanges, transfers or dispositions among Enerplus and its direct or indirect wholly-owned Subsidiaries or among direct or indirect wholly-owned Subsidiaries of Enerplus;

•	sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business;

•	the sale of hydrocarbons in the ordinary course of business;

•	swaps or exchanges of assets or property, which may include cash consideration, of up to 1,000 net acres in the aggregate for all such swap transactions; or

•	certain encumbrances expressly permitted by the terms of the Arrangement Agreement in favor of secured parties under Enerplus' existing credit facilities;

•	authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Enerplus or any of its Subsidiaries, other than as provided in the Arrangement Agreement;

•	(A) enter into any lease for real property that would be a material real property lease if entered into prior to the date of the Arrangement Agreement, (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material real property lease, or (C) enter into any lease for real property on economic terms that are materially less favorable, in the aggregate, to Enerplus than those contained in similarly situated leases for real property to which Enerplus is a party on the date of the Arrangement Agreement;

•	change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Enerplus and its Subsidiaries, except as required by U.S. GAAP or applicable Law;

•	fail to protect, maintain or otherwise keep in force any material intellectual property owned by Enerplus or any of its Subsidiaries, except where Enerplus or any of its Subsidiaries have permitted such intellectual property to expire or become cancelled or abandoned in the ordinary course of business;

•	enter into any new line of business that is materially different from the businesses of Enerplus and its Subsidiaries as of entry into the Arrangement Agreement, including engaging in any activity that alters Enerplus' status under the U.S. Investment Company Act of 1940 or the U.S. Public Utility Holding Company Act of 2005;

•	make (other than in the ordinary course of business), change or revoke any material election with respect to taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Enerplus or any of its Subsidiaries has the authority to make such election), change an annual tax accounting period, change any material tax accounting method, file any material tax return in a manner materially inconsistent with past practice or amend any material tax return, settle or compromise any material proceeding with respect to any tax, including entering into any material closing agreement with respect to any tax, surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax;

•	except as required by applicable Law or the terms of any Enerplus benefit plan as in effect on the date of the Arrangement Agreement (provided, however, Enerplus or any of its Subsidiaries may adopt a retention bonus pool after the date of the Arrangement Agreement through the Effective Time to the extent that (1) the total amount awarded under such retention bonus pool does not exceed $6,000,000, (2) a substantial majority of the payments to be made under such retention bonus pool are granted to non-executive employees of the Enerplus and none will be granted to any of Ian C. Dundas, Jodine J. Jenson Labrie, Wade D. Hutchings, Nathan D. Fisher, and David A. McCoy, and (3) the terms and conditions (including with respect to vesting) of any awards granted under such retention bonus pool are determined by a senior executive of the Enerplus):

•	grant or commit to grant any new increases or decreases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees except as required by applicable Law or as is provided to a newly hired employee in the ordinary course of business (and so long as such newly hired employee's compensation and other terms are comparable to those of the employee that he or she is replacing);

•	take any action to amend or accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Enerplus benefit plan;

•	grant or commit to grant any equity or phantom equity awards except as permitted by the foregoing;

•	enter into any new, or amend any existing, offer letter (other than an offer for at-will employment without severance) or employment or severance or termination agreement providing for severance or termination pay with, or otherwise grant any rights to severance or termination pay to, any director, officer or employee, other than severance or termination pay as may be payable pursuant to the minimum requirements of applicable employment standards legislation or applicable common Law;

•	pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods in the ordinary course of business in accordance with the parameters disclosed to Chord (for clarity, including the 2023 annual cash bonuses to be paid on or about March 31, 2024 which will not in the aggregate exceed 110% of the aggregate amount disclosed to Chord, and other bonuses permitted the Arrangement Agreement);

•	establish, enter into or adopt any Enerplus benefit plan which was not in existence as of the date of the Arrangement Agreement (or any Arrangement that would be an Enerplus benefit plan if it had been in existence as of the date of the Arrangement Agreement), or amend or terminate any Enerplus benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business; or

•	hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee with an annualized base salary (or, for independent contractors, fee) in excess of $175,000 (except as is reasonably necessary to replace any employee or independent contractor or fill an open employment position in existence as of the date hereof);

•	establish, adopt, enter into or amend any labor agreement, or otherwise recognize any union as the bargaining representative of any employees of Enerplus or any of its Subsidiaries;

•	implement any employee layoffs, furloughs, plant closings or employment losses that result in obligations pursuant to the U.S. Worker Adjustment and Retraining Notification Act of 1988 or similar applicable state or provincial legislation;

•	waive the confidentiality, non-disclosure or other restrictive covenant obligations of any employee, independent contractor, or consultant of Enerplus or any of its Subsidiaries;

•	(A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another Person or (B) incur, create or assume any encumbrances on any property or assets of Enerplus or any of its Subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness (1) under Enerplus' existing credit facilities (including any extension, renewal or refinancing thereof), or (2) the creation of any encumbrances securing any indebtedness permitted by the foregoing clause (1), so long as borrowings under Enerplus' existing credit facilities are incurred in the ordinary course of business, in connection with the Arrangement, the transactions thereunder or any permitted Enerplus acquisition under the Arrangement Agreement;

•	(A) enter into any contract that would be an Enerplus material contract if it were in effect on the date of the Arrangement Agreement (other than Enerplus material contracts entered into in connection with transactions expressly permitted by an exception and other than in the ordinary course of business, subject to certain exclusions set forth in the Arrangement Agreement), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Enerplus material contract (other than Enerplus material contracts entered into in connection with transactions expressly permitted by an exception);

•	initiate any proceeding outside the ordinary course of business or waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceedings (excluding any proceeding in respect of taxes or any shareholder litigation, questioning the validity of the Arrangement Agreement or the transactions contemplated therein, or seeking damages or an injunction in connection with those transactions) except solely for monetary payments payable by Enerplus or any of its Subsidiaries of no more than $1,200,000 individually or $3,500,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of Arrangement, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Chord or its Subsidiaries (including the Enerplus and its Subsidiaries) or a finding or admission of a violation of Law;

•	make or commit to make any capital expenditures:

•	in any quarterly period during the calendar year ended December 31, 2024 that are in the aggregate greater than 135% of the 2024 capital expenditures for such quarterly period expressly provided for in the capital budget amounts disclosed to Chord;

•	in any quarterly period during the calendar year ended December 31, 2025 that are in the aggregate greater than 135% of the 2025 capital expenditures for such quarterly period expressly provided for in the capital budget amounts disclosed to Chord;

•	during the calendar year ended December 31, 2024 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget amounts disclosed to Chord; or

•	during the calendar year ended December 31, 2025 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget amounts disclosed to Chord, in each case except for reasonably necessary capital expenditures to repair damage resulting from insured casualty events or reasonably necessary capital expenditures on an emergency basis for the safety of individuals, assets or the environments in which individuals perform work for Enerplus and its Subsidiaries (provided that Enerplus will notify Chord of any such casualty event repair or emergency expenditure as soon as reasonably practicable);

•	amend, modify or supplement any oil and gas lease that has the effect of (A) reducing the primary term of thereof, (B) increasing or modifying the calculation of any royalties payable thereunder, (C) requiring any drilling or completion of any wells (other than (1) as disclosed to Chord, (2) provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing oil and gas lease, and (3) customary offset drilling provisions), or (D) imposing or reducing the time periods to conduct any operations thereunder in order to maintain or extend such oil and gas lease;

•	fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Enerplus and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner that is not in the ordinary course of business;

•	enter into any agreement that includes any non-solicitation provisions, non-competition provisions or similar provisions or that would otherwise in any way limit the ability of Enerplus or any of its Subsidiaries, or would limit the ability of Chord or any of its Subsidiaries after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area during any period; or

•	agree or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Chord and its Subsidiaries

Except as previously disclosed to Enerplus, expressly permitted by the Arrangement Agreement or applicable Law, or otherwise consented to in writing by Enerplus (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Arrangement Agreement, Chord has agreed that it will, and will cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill, assets and existing material Chord permits, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Enerplus, expressly permitted by the Arrangement Agreement or applicable Law, or otherwise consented to in writing by Enerplus (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Arrangement Agreement, Chord has agreed that it will not, and will cause its Subsidiaries not to:

•	do any of the following:

•	declare, set aside or pay any dividends (whether in cash, securities or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Chord or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Chord to Chord or another direct or indirect Subsidiary of Chord and (2) quarterly cash dividends of Chord (inclusive of both the base fixed dividend and any variable dividend) that are declared by the Chord Board; or

•	split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Chord or any of its Subsidiaries;

•	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity or phantom equity interests in, Chord or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than:

•	the issuance of Chord Shares as required by the terms of Chord's existing warrant agreements or upon the vesting or lapse of any restrictions on any awards granted under Chord's 2020 Long Term Incentive Plan and outstanding on the date of the Arrangement Agreement or granted following the date of the Arrangement Agreement in the ordinary course of business;

•	the grant of Chord's restricted stock units subject to time-based vesting, restricted stock units subject to performance-based vesting or restricted stock units subject to vesting based on the overall performance of the Chord Shares as measured by shareholder return, in each case granted under Chord's 2020 Long Term Incentive Plan, in the ordinary course of business;

•	issuances by a direct or indirect wholly-owned Subsidiary of Chord of such Subsidiary's capital stock or other equity interests to Chord or any other direct or indirect wholly-owned Subsidiary of Chord; and

•	issuances in connection with acquisitions of Persons or assets by Chord or any of its Subsidiaries (whether by mergers, equity acquisition, stock acquisition, asset purchase or otherwise) that are not otherwise expressly prohibited by the terms of the Arrangement Agreement;

•	amend or propose to amend Chord's or AcquireCo's organizational documents in a manner that could reasonably be expected to be adverse to Enerplus or any securityholder of Enerplus;

•	(A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) one or more mergers, consolidations, combinations, amalgamations, acquisitions or investments for which the consideration is valued at less than $115,000,000 individually or $350,000,000 in the aggregate, (2) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business and (3) swaps or exchanges of assets or property, which may include cash consideration, for as long as in each case of (1), (2) and (3) such action is not otherwise expressly prohibited by Section 16(a) of the Exchange Act or the terms of the Arrangement Agreement;

•	sell, lease, swap, exchange, transfer, farmout, encumber (other than permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, encumber (other than permitted encumbrances) or otherwise dispose of, any material portion of its assets (including any tangible assets) or properties (including any oil and gas properties), other than:

•	sales or dispositions at arm's-length for which the value of the applicable assets or properties is less than $75,000,000 individually and $150,000,000 in the aggregate and the net boe attributable to such assets or properties is less than 2,000 per day in the aggregate (including non-operating working interests so long as they are not operated by Enerplus or any of its Subsidiaries);

•	sales, swaps, exchanges, transfers or dispositions among Chord and its direct or indirect wholly-owned Subsidiaries or among direct or indirect wholly-owned Subsidiaries of Chord;

•	sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business;

•	the sale of hydrocarbons in the ordinary course of business;

•	swaps or exchanges of assets or property, which may include cash consideration; or

•	certain encumbrances expressly permitted by the terms of the Arrangement Agreement in favor of secured parties under Chord's existing credit facility;

•	authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Chord or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of Chord;

•	change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Chord and its Subsidiaries, except as required by U.S. GAAP or applicable Law;

•	fail to maintain or otherwise keep in force any material intellectual property owned by Chord or any of its Subsidiaries, except where the Chord or any of its Subsidiaries have permitted to expire or become cancelled or abandoned such intellectual property in the ordinary course of business;

•	enter into any new line of business that is material to Chord and is materially different from the businesses of Chord and its Subsidiaries as of entry into the Arrangement Agreement, including engaging in any activity that alters Chord's status under the U.S. Investment Company Act of 1940 or the U.S. Public Utility Holding Company Act of 2005;

•	(A) incur, create, assume waive or release any indebtedness or guarantee any such indebtedness of another Person or (B) incur, create or assume any encumbrances on any property or assets of Chord or any of its Subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness (1) under Chord's existing credit facility (including any extension, renewal or refinancing thereof), (2) in connection with the consummation of the Arrangement or any permitted Chord acquisitions under the Arrangement Agreement or (3) the creation of any encumbrances securing any indebtedness permitted by the foregoing clause (1) or (2);

•	waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceedings (excluding any shareholder litigation questioning the validity of the Arrangement Agreement or the transactions contemplated therein, or seeking damages or an injunction in connection with those transactions) outside the ordinary course of business, except for monetary payments payable by Chord or any of its Subsidiaries of no more than $4,000,000 individually or $10,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Arrangement, or (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Chord or its Subsidiaries in any material respect;

•	make or commit to make any capital expenditures:

•	in any quarterly period during the calendar year ended December 31, 2024 that are in the aggregate greater than 135% of the 2024 capital expenditures for such quarterly period expressly provided for in the capital budget disclosed to Enerplus;

•	in any quarterly period during the calendar year ended December 31, 2025 that are in the aggregate greater than 135% of the 2025 capital expenditures for such quarterly period set forth in the long-range plan made disclosed to Enerplus;

•	during the calendar year ended December 31, 2024 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget disclosed to Enerplus; or

•	during the calendar year ended December 31, 2025 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the long-range plan disclosed to Enerplus,

in each case except for (x) capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis for the safety of individuals, assets or the environments in which individuals perform work for Chord and its Subsidiaries (provided that Chord will notify Enerplus of any such emergency expenditure as soon as reasonably practicable) or (y) related to permitted Chord acquisitions under the Arrangement Agreement;

•	fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Chord and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner that is not in the ordinary course of business;

•	enter into any agreement that includes any non-solicitation provisions, non-competition provisions or similar provisions, in each case, that would materially limit or adversely effect the ability of Chord or any of its Subsidiaries, after the Effective Time, to compete in or conduct any material line of business or compete with any Person in any geographic area during any period; or

•	agree or commit to take any action that is prohibited by the foregoing.

Mutual Covenants of Enerplus, Chord and AcquireCo Relating to the Arrangement

Each of Enerplus, Chord and AcquireCo agreed that, subject to the terms and conditions of the Arrangement Agreement and except to the extent such Party's obligations are specifically set forth elsewhere in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

•	it will use its reasonable best efforts to, and will cause its Subsidiaries and affiliates to use their reasonable best efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its or its Subsidiaries' or affiliates' control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable best efforts to, as promptly as practicable: (i) obtain all necessary waivers, consents, clearances and approvals required to be obtained pursuant to applicable Laws; (ii) obtain all necessary, proper or advisable authorizations as are required to be obtained by it or any of its Subsidiaries or affiliates under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement; and (iv) co-operate with any other Party in connection with the performance by it and its Subsidiaries and affiliates of their obligations under the Arrangement Agreement;

•	it will not, and will cause its Subsidiaries and affiliates not to, take any action, will refrain from, and will cause its Subsidiaries and affiliates to refrain from, taking any action, and will not permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would or would reasonably be expected to cause any of the conditions set forth in the Arrangement Agreement not to be satisfied or otherwise materially interfere with or materially impede the consummation of the Arrangement, or that will have, or which would reasonably be expected to have, the effect of materially delaying, impairing or impeding the consummation of the Arrangement;

•	it will use reasonable best efforts to: (i) vigorously resist, contest and defend all lawsuits or other legal, regulatory or other proceedings against any Party to the Arrangement Agreement or any of its Subsidiaries or affiliates challenging or affecting the Arrangement Agreement or the consummation of the Arrangement; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to any Party to the Arrangement Agreement or any of its Subsidiaries or affiliates which may adversely affect, delay or interfere with the ability of the parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Enerplus or Chord from consummating the Arrangement;

•	it will carry out the terms of the Interim Order and the Final Order applicable to it and use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the Arrangement;

•	it will take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain as soon as reasonably possible, and in any event prior to the Termination Date, all consents, clearances, approvals and waiting period expirations or terminations from any Governmental Entity (other than as otherwise set forth in the Arrangement Agreement) that are necessary, proper or advisable to consummate the Arrangement, including by offering, proposing, negotiating, agreeing to, consenting to and effecting (i) the sale, transfer, divestiture or other disposal of any assets or businesses of Chord, Enerplus and their respective Subsidiaries, (ii) the termination of existing relationships, contractual rights or obligations of Chord, Enerplus and their respective Subsidiaries, (iii) the termination, amendment or modification of any venture or other arrangement of Chord, Enerplus and their respective Subsidiaries, (iv) the creation of any relationships, contractual rights or obligations of Chord, Enerplus and their respective Subsidiaries, (v) the effectuation of any other change or restructuring of Chord, Enerplus and their respective Subsidiaries or (vi) any other remedy, condition or commitment of any; provided, however, that Chord and its Subsidiaries will not be required to, and Enerplus and its Subsidiaries will not, without the prior written consent of Chord, be permitted to offer to any Person to, take any of the foregoing actions if such action would or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business, assets, financial condition or results of operations of Chord, Enerplus and their respective Subsidiaries, taken as a whole, provided, further, that for the foregoing purpose, Chord, Enerplus and their respective Subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Enerplus and its Subsidiaries, taken as a whole, as of the date of the Arrangement Agreement. Any action described in clauses (i) through (vi) will be conditioned upon the consummation of the Arrangement.

Non-Solicitation of Alternative Transactions and Change in Recommendation

Chord and Enerplus each have agreed that, except as contemplated by the Arrangement Agreement, neither they nor any of their Subsidiaries will (and Chord and Enerplus will, and will cause each of their respective Subsidiaries to, use reasonable best efforts to cause its and their respective representatives not to):

•	directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Chord or Enerplus or any of their respective Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, except as expressly permitted in the Arrangement Agreement;

•	participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Chord or Enerplus or any of their Subsidiaries or afford access to the properties, books or records of Chord or Enerplus or any of their respective Subsidiaries with respect to, relating to, or in furtherance of, an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, unless (i) notice is provided to the other Party, (ii) its board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that such proposal could reasonably lead to a Superior Proposal and (iii) its board determines in good faith (after consultation with its outside legal counsel) that failure to participate in such discussions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws;

•	accept an Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, arrangement agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (i) constituting or related to, or that would reasonably be expected to lead to, any Acquisition Proposal (other than an acceptable confidentiality agreement permitted pursuant to the Arrangement Agreement) or (ii) requiring or which would reasonably be expected to cause Chord or Enerplus to abandon, terminate or fail to consummate the Arrangement; or

•	(i) withhold, withdraw or qualify (or amend or modify in a manner adverse to the other Party), or publicly propose to withhold, withdraw or qualify (or amend or modify in a manner adverse to the other Party), the approval or recommendation or declaration of advisability, as applicable, by its board of directors or any such committee thereof of the Arrangement Agreement, the Arrangement, the Stock Issuance Proposal or the Arrangement Resolution, as applicable, (ii) endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve any other Acquisition Proposal, (iii) fail to include the board recommendation in its proxy statement or circular, as applicable, (iv) (x) as to Chord, in response to an Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Chord Shares (other than by Enerplus or an affiliate of Enerplus), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Chord Stockholders on or prior to the earlier of (1) three (3) Business Days prior to the date of the Chord Meeting or (2) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, or (y) as to Enerplus, in response to an Acquisition Proposal that is structured as a takeover bid, fail to recommend, in a directors' circular prepared by Enerplus, against acceptance of such takeover bid on or prior to the earlier of (1) three (3) Business Days prior to the date of the Meeting or (2) fifteen (15) days after the formal commencement of such takeover bid, (v) if an Acquisition Proposal has been publicly announced or disclosed (other than pursuant to the foregoing clause (iv)), fail to publicly reaffirm the Enerplus Board's recommendation on or prior to the earlier of five (5) Business Days following the written request of the other Party or three (3) Business Days prior to the date of the Meeting or (vi) make any other public statement that is inconsistent in any material respect with the Enerplus Board's recommendation.

Prior to receipt of the approval of its stockholders or shareholders, as applicable, in response to a bona fide written Acquisition Proposal that did not result from a breach of its non-solicitation obligations under the Arrangement Agreement, and that its board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, is a Superior Proposal and the failure to make an Adverse Recommendation Change or terminate the Arrangement Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Chord Board or the Enerplus Board, as applicable, may make an Adverse Recommendation Change or terminate the Arrangement Agreement pursuant to its terms; provided, however, that it will not be entitled to exercise its right to make an Adverse Recommendation Change in response to a Superior Proposal (x) until four (4) Business Days after it provides written notice to the other Party advising the other Party that it has received an Acquisition Proposal that its board of directors has determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, constitutes a Superior Proposal, including a copy of such Superior Proposal specifying the material terms and conditions thereof and any applicable transaction and financing documents, and identifying the Person or group making such Superior Proposal, (y) if during such four (4) Business Day period, the other Party proposes any alternative transaction (including any modifications to the terms of the Arrangement Agreement), unless its board of directors determines in good faith (after consultation with its financial advisor(s) and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such previous Superior Proposal remains a Superior Proposal, and (z) unless its board of directors, after consultation with outside legal counsel, determines that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

Notwithstanding the foregoing, other than in connection with a Superior Proposal, at any time prior to receipt of the approval of its stockholders or shareholders, as applicable, in response to an Intervening Event that is not related to any Acquisition Proposal, each of the Chord Board and the Enerplus Board may make an Adverse Recommendation Change if it:

•	determines in good faith, after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make such Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; and

•	provides written notice to the other Party advising the other Party that it is contemplating making an Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) it may not make an Adverse Recommendation Change until the fourth Business Day after receipt by the other Party of the notice of change and (y) during such four (4) Business Day period, at the request of the other Party, it will negotiate in good faith with respect to any changes or modifications to the Arrangement Agreement which would allow it not to make such Adverse Recommendation Change in response thereto.

Pursuant to the Arrangement Agreement, each Party agreed that in addition to the obligations of Enerplus and Chord set forth above, as promptly as practicable (and in any event within 24 hours) after receipt thereof, Enerplus or Chord, as applicable, will advise Chord or Enerplus, respectively, in writing of any request for information or any Enerplus Acquisition Proposal or Chord Acquisition Proposal (as applicable) received from any Person, or any inquiry, discussions or negotiations with respect to any Enerplus Acquisition Proposal or Chord Acquisition Proposal (as applicable) and the terms and conditions of such request, Enerplus Acquisition Proposal or Chord Acquisition Proposal (as applicable), inquiry, discussions or negotiations, and Enerplus or Chord (as applicable) will promptly provide to Enerplus or Chord, respectively, copies of any written materials received by Enerplus or Chord, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Enerplus Acquisition Proposal or Chord Acquisition Proposal (as applicable) or inquiry or with whom any discussions or negotiations are taking place. Each of Enerplus and Chord agreed that it will simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Enerplus Acquisition Proposal or Chord Acquisition Proposal (as applicable) which was not previously provided to the other. Enerplus and Chord will promptly as practicable (and in any event within 24 hours) keep Enerplus and Chord, respectively, fully informed of the status of any Enerplus Acquisition Proposals or Chord Acquisition Proposals (as applicable) (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Enerplus and Chord agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party with respect to an Enerplus Acquisition Proposal or a Chord Acquisition Proposal (as applicable).

Enerplus and Chord further agreed that each will (and will cause its Subsidiaries and use all reasonable best efforts to cause their respective representatives to) cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Enerplus Acquisition Proposal or Chord Acquisition Proposal, as applicable. Each of Enerplus and Chord agreed that it will (i) take the necessary steps to promptly inform its representatives involved in the transactions contemplated by the Arrangement Agreement of the obligations undertaken with respect to the foregoing and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person's consideration of an Enerplus Acquisition Proposal or a Chord Acquisition Proposal, as applicable, to acquire such party or any material portion thereof to return or destroy (and request that any such destruction will be confirmed in writing by an officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

An "Acquisition Proposal" is, with respect to Chord or Enerplus, any bona fide written proposal or offer made by any Person (other than by the other Party or its affiliates) for the (i) direct or indirect acquisition or purchase of a business or assets that constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such Party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such Party or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such Party and its Subsidiaries, taken as a whole, or (iii) merger, arrangement, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of equity securities of such Party or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such Party and its Subsidiaries, taken as a whole, other than the Arrangement; provided that a transaction or series of transactions solely among Chord or Enerplus and its direct or indirect wholly-owned Subsidiaries will not be deemed to be an Acquisition Proposal.

A "Superior Proposal" with respect to Chord or Enerplus, is any bona fide written Acquisition Proposal with respect to such Party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, takeover bid, arrangement, exchange offer, merger, amalgamation, share exchange, consolidation, asset purchase or other business combination, (a) assets that constitutes 50% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such Party and its Subsidiaries, taken as a whole, or (b) 50% or more of the equity securities or voting power of such Party, in each case on terms which a majority of the board of directors of such Party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all terms and conditions of the Acquisition Proposal and the Arrangement Agreement, including any alternative transaction (including any modifications to the terms of the Arrangement Agreement) proposed by the other Party in response to such Superior Proposal including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be (x) more favorable, from a financial point of view, to such Party and its stockholders or shareholders (in their capacity as stockholders or shareholders, as applicable) as compared to the Arrangement and to any modifications to the terms of the Arrangement Agreement proposed by the other Party thereto, and (y) if accepted, reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal, and other aspects of such proposal.

An "Intervening Event" means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known, the consequences of which are not known or reasonably foreseeable) by Chord or Enerplus, as applicable, and not known by such other Party or reasonably foreseeable (or, if known or reasonably foreseeable, the probability or magnitude of consequences of which are not known or reasonably foreseeable), to or by the board of such other Party as of the date of the Arrangement Agreement, which event, fact, circumstance, development or occurrence becomes known to the other Party's board prior to obtaining the necessary approval of such Party's shareholders or stockholders, as applicable; provided, however, that in no event will any of the following constitute an Intervening Event: (a) the receipt, existence or terms of an actual or possible Acquisition Proposal or Superior Proposal, (b) any action taken by Chord or Enerplus pursuant to certain affirmative covenants set forth in the Arrangement Agreement or any failure to obtain or delay in obtaining any Regulatory Approvals in connection with the Arrangement, (c) any change, in and of itself, in the price or trading volume of Common Shares or Chord Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Enerplus or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the oil and gas industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law) or (f) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person.

With respect to Chord, an "Adverse Recommendation Change" means, except as otherwise permitted pursuant to the terms of the Arrangement Agreement, Chord's Board or any committee thereof directly or indirectly (A) withholding, withdrawing or qualifying (or amending or modifying in a manner adverse to Enerplus), or publicly proposing to withhold, withdraw or qualify (or amend or modify in a manner adverse to Enerplus), the approval, recommendation or declaration of advisability by the Chord Board or any such committee thereof of the Arrangement Agreement or the Stock Issuance Proposal, (B) endorsing or recommending, adopting or approving, or proposing publicly to endorse or recommend, adopt or approve any Chord Acquisition Proposal, (C) failing to include the recommendation of the Chord Board to approve the Stock Issuance Proposal in Chord's proxy statement, (D) in the case of a Chord Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Chord Shares (other than by Enerplus or an affiliate of Enerplus), failing to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Chord Stockholders on or prior to the earlier of (1) three (3) Business Days prior to the date of the Chord Meeting or (2) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, (E) if a Chord Acquisition Proposal has been publicly announced or disclosed (other than pursuant to the foregoing clause (D)), failing to publicly reaffirm the recommendation of the Chord Board recommendation to approve the Stock Issuance Proposal on or prior to the earlier of five (5) Business Days after Enerplus so requests in writing or three (3) Business Days prior to the date of the Chord Meeting or (F) make any other public statement that is inconsistent in any material respect with the recommendation of the Chord Board to approve the Stock Issuance Proposal.

With respect to Enerplus, an "Adverse Recommendation Change" means, except as otherwise permitted pursuant to the terms of the Arrangement Agreement, the Enerplus Board or any committee thereof directly or indirectly (A) withholding, withdrawing or qualifying (or amending or modifying in a manner adverse to Chord or AcquireCo), or publicly proposing to withhold, withdraw or qualify (or amend or modify in a manner adverse to Chord or AcquireCo), the approval or recommendation by the Enerplus Board or any such committee thereof of the Arrangement Agreement, the Arrangement or the Arrangement Resolution, (B) endorsing or recommending, adopting or approving, or proposing publicly to endorse or recommend, adopt or approve any Enerplus Acquisition Proposal, (C) failing to include the recommendation of the Enerplus Board for the Shareholders to approve the Arrangement Resolution and for the Court to approve the Plan of Arrangement in this Information Circular, (D) in the case of an Enerplus Acquisition Proposal that is structured as a takeover bid, failing to recommend, in a directors' circular prepared by Enerplus, against acceptance of such takeover bid on or prior to the earlier of (1) three (3) Business Days prior to the date of the Shareholder meeting or (2) fifteen (15) days after the formal commencement of such takeover bid, (E) if an Enerplus Acquisition Proposal has publicly announced or disclosed (other than pursuant to the foregoing clause (D)), fail to publicly reaffirm the recommendation of the Enerplus Board for the Shareholders to approve the Arrangement Resolution and for the Court to approve the Plan of Arrangement on or prior to the earlier of five (5) Business Days after Chord so requests in writing or three (3) Business Days prior to the date of the Shareholder meeting or (F) make any other public statement that is inconsistent in any material respect with the recommendation of the Enerplus Board for the Shareholders to approve the Arrangement Resolution and for the Court to approve the Plan of Arrangement.

Pre-acquisition Reorganization

Subject to the paragraph below, Enerplus has agreed that, upon the request of Chord, Enerplus will, and will cause its Subsidiaries to, use reasonable best efforts to: (i) implement such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as Chord may request, acting reasonably, including amalgamations, liquidations, reorganizations, continuances (including commencing a continuance process), or share transfers or asset transfers (each a "pre-acquisition reorganization"), (ii) reasonably cooperate with Chord and its advisors to determine the nature of the pre-acquisition reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) reasonably cooperate with Chord and its advisors to seek to obtain any material consents, approvals, waivers or similar authorizations, if any, which are reasonably required in connection with the pre-acquisition reorganization, provided that any out-of-pocket costs, fees or expenses (including taxes) of Enerplus or any of its Subsidiaries associated therewith will be at Chord's sole expense. In addition, following the entry into the Arrangement Agreement, Enerplus will keep Chord apprised of, and consult with Chord in advance of implementing, any reorganizations of the corporate structure of Enerplus and its Subsidiaries or any reorganizations, restructurings, transactions or other actions by or among Enerplus and/or any of its Subsidiaries.

Enerplus will not be obligated to implement any pre-acquisition reorganization unless such pre-acquisition reorganization:

•	is not prejudicial to Enerplus or the Shareholders;

•	does not impair the ability of Enerplus or Chord to consummate, and will not materially delay the consummation of, the Arrangement, including to prevent the satisfaction of any conditions to Closing;

•	does not reduce the Share Consideration or Cash Consideration or change the form of Share Consideration or Cash Consideration to be received by Shareholders (other than Shareholders exercising Dissent Rights), as applicable;

•	can be effected as close as reasonably practicable to but prior or as of the Closing;

•	does not require Enerplus or any of its Subsidiaries to take any action that could reasonably be expected to result in any adverse tax or other adverse consequences to Shareholders (including any taxes being imposed on such Persons) that are incrementally greater (by more than a de minimis amount) than the taxes or other consequences that would be imposed on such Persons in connection with the Arrangement in the absence of any action being taken pursuant to the foregoing paragraph;

•	does not become effective unless Chord has waived or confirmed in writing the satisfaction of all conditions to closing in its favor, and has confirmed in writing that it is prepared to promptly and without condition proceed to effect the Arrangement;

•	does not require Enerplus to obtain the approval of any Shareholders or the Court; and

•	would not result in the breach or violation of any contract to which Enerplus or any of its Subsidiaries is a party (including Enerplus' existing credit facilities or Enerplus' definitive agreements providing for the issuance of its existing senior unsecured notes) where the necessary consents, waivers, approvals or similar authorizations have not been or cannot reasonably be obtained prior to the Effective Date.

Chord must provide written notice to Enerplus of any proposed pre-acquisition reorganization at least twenty (20) Business Days prior to the Effective Date (unless providing such notice less than twenty (20) Business Days prior to the Effective Date is not prejudicial to Enerplus, acting reasonably). Upon receipt of such notice, Enerplus and Chord will work cooperatively and use their reasonable best efforts, to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such pre-acquisition reorganization, including any amendment to the Arrangement Agreement or the Plan of Arrangement (provided that such amendments do not require Enerplus to obtain approval of the Court or the Shareholders).

Chord agrees that the implementation of any pre-acquisition reorganization upon request of Chord, by itself, will not be considered in determining whether a representation or warranty or covenant or agreement of Enerplus under the Arrangement Agreement has been breached (including where any such pre-acquisition reorganization requires the consent of any third party under a contract).

If the Arrangement is not completed and the Arrangement Agreement is terminated, Chord will indemnify Enerplus or any of its Subsidiaries undertaking such pre-acquisition reorganization forthwith for all losses and reasonable costs and expenses (including any professional fees and expenses and taxes) incurred by Enerplus or any of its Subsidiaries in considering or effecting all or any pre-acquisition reorganization, and in connection with reversing or unwinding any pre-acquisition reorganization.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	the prepayment of Enerplus' existing credit facility, assumption or redemption of Enerplus' existing senior unsecured notes, matters relating to Enerplus' derivative contracts and hedging activities and the treatment of Chord's existing credit facility;

•	cooperation between Enerplus and Chord in connection with public announcements and communications;

•	cooperation between Enerplus and Chord in the preparation and filing of this Information Circular and Chord's proxy statement;

•	cooperation between Enerplus and Chord in listing the Share Consideration on the NASDAQ prior to the Effective Time;

•	access by each Party to certain information about the other Party during the period prior to the Effective Time and the parties' agreement to keep information exchanged confidential; and

•	indemnification of directors and officers of Enerplus and Chord, as applicable, and its respective Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Certain Employee Matters

The Arrangement Agreement sets forth certain provisions relating to compensation and benefits of Enerplus employees that generally apply following the Effective Time. As used below, "continuing employee" refers to an Enerplus employee who is employed as of immediately prior to the Effective Time and who remains employed by Chord immediately following the Effective Time while "non-continuing employee" refers to an Enerplus employee who is employed as of immediately prior to the Effective Time and who is notified by Chord or Enerplus that such employee will not continue employment following the Effective Time or who elects to not continue employment following the Effective Time.

Enerplus Employment Agreements. Enerplus has entered into employment agreements with certain executive officers. The Arrangement Agreement provides that any payments under such employment agreements will be made in accordance with the terms thereof and Chord and Enerplus have acknowledged that the completion of the Arrangement will constitute a change of control within the meaning of such employment agreements.

Compensation of Continuing Employees. Following the Effective Time, and for at least 12 months thereafter (or, if earlier, the date of termination of employment of an applicable continuing employee), Chord shall provide each continuing employee (and each non-continuing employee who provides services to Chord following the Effective Time) with (i) annual base salaries or wage levels, as applicable, that are substantially the same or greater than that which such continuing employee was entitled immediately prior to the Effective Time and (ii) cash incentive opportunities (subject to the description set forth under " – Annual Cash Bonuses" below), target equity incentive and other employee benefits (excluding any defined benefit pension plan, or retiree or post-termination health or welfare benefits) that are substantially the same in the aggregate to that which other similarly-situated employees of Chord receive.

Annual Cash Bonuses. With respect to Enerplus' annual cash bonus plan for calendar year 2024, all participants shall be entitled to receive an amount equal to 150% of the amount that otherwise would have been payable to each such participant in respect of target performance for calendar year 2024; provided that, notwithstanding the foregoing, any non-continuing employee shall only be entitled to receive an annual cash bonus for calendar year 2024 equal to 150% of the amount that otherwise would have been payable to each such non-continuing employee in respect of target performance for calendar year 2024, prorated to reflect his or her partial year of service. To the extent the Effective Time occurs on or prior to September 30, 2024, such amount shall be paid by Chord to each such participant at the time it pays 2024 annual cash bonuses in the ordinary course of business. To the extent the Effective Time occurs on or after October 1, 2024, two-thirds of such amount shall be paid by Chord to each such participant at the time it pays 2024 annual cash bonuses in the ordinary course of business, and one-third of such amount shall be paid by Chord to each such participant on the date that is six (6) months following the Effective Time. Notwithstanding the foregoing, any amount that becomes payable to a non-continuing employee shall be paid as soon as practicable following such non-continuing employee's date of termination but in no event later than 30 days thereafter.

Termination of Continuing Employees. If a continuing employee's employment with Chord is terminated during the period commencing at the Effective Time and ending 12 months following the Effective Time (the "Transition Period") by Chord without cause, or if a continuing employee terminates his or her employment with Chord for good reason during the Transition Period, then such continuing employee shall be paid by Chord a lump sum cash severance payment in an amount equal to the greatest of: (A) an amount applicable to such continuing employee calculated with reference to Enerplus' severance matrix provided to Chord, (B) nine months of base salary or base wages, as applicable, and (C) the amount payable to such continuing employee pursuant to any employment, severance, change in control, retention and/or other agreement, if any, between Enerplus and a continuing employee. Any non-continuing employee who is employed by Chord during any portion of 2025 shall also receive an additional cash payment equal to 150% of the amount that otherwise would have been payable to each such non-continuing employee in respect of target performance for calendar year 2025, prorated to reflect his or her partial year of service.

Chord Benefit Plans. Chord shall provide service credit to each continuing employee under each Chord benefit plan for purposes of vesting, eligibility and entitlement benefits accrual (other than with respect to defined benefit pension benefits, retiree medical benefits or disability benefits or nonqualified deferred compensation plans) for such continuing employee's service with Enerplus prior to the Effective Time.

Chord Medical Plans. Chord shall use reasonable best efforts to (i) waive any limitation on health coverage of any continuing employees or their dependents due to pre-existing conditions or waiting periods, active employment requirements and requirements to show evidence of good health under Chord benefit plans (or other post-Effective Time benefit plans, if applicable) to the extent such continuing employees or eligible dependents are covered under an analogous Enerplus benefit plan and (ii) give each continuing employee credit for the plan year in which the Effective Time occurs towards applicable deductibles or annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made.

Enerplus 401(k) Plans. Prior to the Effective Time, if requested in writing by Chord, Enerplus shall cause any Enerplus plan intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended, to be terminated. If such termination occurs, Chord shall take any and all reasonable actions to cause a Chord plan intended to be qualified under Section 401(a) of the Code to accept any eligible rollover distribution from such Enerplus plan to such Chord plan and cause each continuing employee to become a participant in such Chord plan (subject to applicable eligibility requirements, but after giving effect to the service crediting described in " – Chord Benefit Plans" above).

Conditions to Completion of the Arrangement

The respective obligations of Chord and Enerplus to consummate the Arrangement are subject to the satisfaction of the following conditions at or prior to the Effective Time, any or all of which may be waived jointly by Chord and Enerplus, to the extent permitted by applicable Law:

•	the Arrangement Resolution having obtained the required approval of the Shareholders at the Meeting;

•	the Stock Issuance Proposal having obtained the required approval of the Chord Stockholders at the Chord Meeting;

•	the Interim Order and the Final Order each having been obtained on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to Chord and Enerplus and having not been set aside or modified in a manner reasonably unacceptable to Enerplus and Chord on appeal or otherwise;

•	the Chord Shares to be issued as Share Consideration for the Arrangement having been authorized for listing on the NASDAQ, subject to official notice of issuance;

•	no Law or Order (whether temporary, preliminary or permanent) having been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the Arrangement; and

•	all required Regulatory Approvals having been obtained.

The obligations of Chord and AcquireCo to effect the Arrangement are further subject to satisfaction of the following conditions at or prior to the Effective Time, any or all of which may be waived jointly by Chord and AcquireCo, in whole or in part, to the extent permitted by applicable Law:

•	the accuracy of the representations and warranties of Enerplus set forth in the Arrangement Agreement, subject to the materiality standards set forth in the Arrangement Agreement, as of February 21, 2024 and as of the Closing (except that representations and warranties that speak as of a specified date or period of time will be true and correct only as of such date or period of time);

•	Enerplus having performed in all material respects all obligations and complied in all material respects with all covenants required by the Arrangement Agreement to be performed or complied with by it at or prior to the Closing;

•	there having not occurred since the date of the Arrangement Agreement a Material Adverse Effect with respect to Enerplus; and

•	Enerplus having delivered to Chord an officer's certificate certifying as to the matters specified in the foregoing conditions.

The obligation of Enerplus to effect the Arrangement will be further subject to satisfaction of the following additional conditions at or prior to the Effective Time, any or all of which may be waived by Enerplus, in whole or in part, to the extent permitted by applicable Law:

•	the accuracy of the representations and warranties of Chord set forth in the Arrangement Agreement, subject to the materiality standards set forth in the Arrangement Agreement, as of February 21, 2024 and as of the Closing (except that representations and warranties that speak as of a specified date or period of time will be true and correct only as of such date or period of time);

•	Chord having performed in all material respects all obligations and complied in all material respects with all covenants required by the Arrangement Agreement to be performed or complied with by it at or prior to the Closing;

•	there having not occurred since the date of the Arrangement Agreement a Material Adverse Effect with respect to Chord; and

•	Chord having delivered to Enerplus an officer's certificate certifying as to the matters specified in the foregoing conditions.

As further discussed under the section entitled "Risk Factors" Chord cannot be certain when, or if, the conditions to the Arrangement will be satisfied or waived, or that the Arrangement will be completed.

Termination of the Arrangement Agreement

Right to Terminate

The Arrangement Agreement may be terminated prior to the Effective Time, whether before or after receipt of the approval of Shareholders or Chord Stockholders, as applicable, (i) by mutual written agreement of Chord and Enerplus or (ii) by either Chord or Enerplus if:

•	the Effective Date has not occurred on or prior to the February 21, 2025; provided, however, that if as of February 21, 2025 one or more of the conditions to Closing set forth in the Arrangement Agreement relating to the obtaining of Regulatory Approvals has not been satisfied, but at such time all other conditions to Closing have been satisfied (or are capable of being satisfied) or waived, then such date will automatically be extended to August 21, 2025; provided further, however, that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement had been the cause of, or resulted in, the failure of the Effective Time to occur by the Termination Date;

•	any Governmental Entity of competent jurisdiction has issued a final and non-appealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement;

•	the requisite approval of the Stock Issuance Proposal has not been received at the Chord Meeting;

•	the requisite approval of the Arrangement Resolution has not been obtained at the Meeting;

•	prior to the Effective Time, the other Party's covenants, representations or warranties contained in the Arrangement Agreement will have been breached or any of such other Party's representations and warranties will have become untrue, such that certain of the conditions precedent to completing the Arrangement (as described therein) would not be satisfied, and such breach (i) is incapable of being cured prior to the Termination Date (including as such date may have been extended in accordance with the Arrangement Agreement), or (ii) will not have been cured by the earlier of (x) 30 days following receipt by such Party of written notice of such breach describing in reasonable detail such breach and (y) two (2) Business Days prior to the Termination Date;

•	at any time prior to the receipt of the requisite Enerplus shareholder vote or approval of the Stock Issuance Proposal by the Chord Stockholders, as applicable, the Enerplus or Chord Board, as applicable, or any committee thereof, will have made an Adverse Recommendation Change;

•	at any time prior to the receipt of the requisite approval of the Arrangement Resolution by the Shareholders or the requisite approval of the Stock Issuance Proposal by the Chord Stockholders, there is a willful and material breach of the other Party's non-solicitation obligation other than in the case where (i) such breach is a result of an isolated action by a Person that is a representative of such Party (other than a director or officer of such Party) who was not acting at the direction of such Party, (ii) the breaching Party promptly remedies such breach and (iii) the consummation of the Arrangement is not materially impeded, interfered with or prevented as a result of such breach; or

•	at any time prior to the receipt of the requisite approval of the Arrangement Resolution by the Shareholders or the requisite approval of the Stock Issuance Proposal by the Chord Stockholders, in order for such Party to enter into a definitive agreement with respect to a Superior Proposal, provided, that, it (i) has not materially breached any of its non-solicitations obligations under the Arrangement Agreement, and (ii) has concurrently with such termination executed a definitive agreement relating to the Superior Proposal and paid to the non-breaching Party the termination fee required under the Arrangement Agreement.

Termination Fees

Enerplus will be required to pay a termination fee of $127 million to Chord in the event that the Arrangement Agreement is terminated by:

•	Chord due to a change in recommendation or willful and material breach by Enerplus of its non-solicitation covenant;

•	Chord or Enerplus due to a failure to obtain the requisite approval of the Shareholders at a time when Chord otherwise had the right to terminate the Arrangement Agreement due to an Enerplus Adverse Recommendation Change;

•	Enerplus to enter into a definitive agreement with respect to an Enerplus Superior Proposal;

•	Chord or Enerplus if the Effective Date has not occurred on or prior to the Termination Date and at the time of such termination, (i) the requisite Enerplus shareholder approval will not have been obtained and (ii) Chord would have been otherwise permitted to terminate the Arrangement Agreement due to an Enerplus Adverse Recommendation Change, and in each case of clauses (i) and (ii) an Enerplus Acquisition Proposal has been publicly proposed or otherwise publicly communicated to Shareholders or the Enerplus Board and remains outstanding at the time of the Meeting; or

•	(i) prior to the Meeting, an Enerplus Acquisition Proposal is publicly proposed or otherwise publicly communicated to Shareholders or the Enerplus Board and remains outstanding three (3) Business Days prior to the time of the Meeting and (ii) the Arrangement Agreement is terminated by Chord or Enerplus due to a failure to complete the Arrangement by the Termination Date or due to a failure to receive the requisite Shareholder approval or by Chord due to an Enerplus terminable breach and concurrently with or within 12 months after any such termination described in clause (ii), Enerplus or any Subsidiary of Enerplus enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of "Acquisition Proposal").

Chord will be required to pay a termination fee of $240 million to Enerplus in the event that the Arrangement Agreement is terminated by:

•	Enerplus due to a change in recommendation or willful and material breach by Chord of its non-solicitation covenant;

•	Enerplus or Chord due to a failure to obtain the requisite approval of the Chord Stockholders at a time when Enerplus otherwise had the right to terminate the Arrangement Agreement due to a Chord Adverse Recommendation Change;

•	Chord to enter into a definitive agreement with respect to a Chord Superior Proposal;

•	Enerplus or Chord if the Effective Date has not occurred on or prior to the Termination Date and at the time of such termination, (i) the Chord Stockholder Approval will not have been obtained and (ii) Enerplus would have been otherwise permitted to terminate the Arrangement Agreement due to a Chord Adverse Recommendation Change, and in each case of clauses (i) and (ii) a Chord Acquisition Proposal has been publicly proposed or otherwise publicly communicated to Chord Stockholders or the Chord Board and remains outstanding at the time of the Chord Meeting; or

•	(i) prior to the Chord Meeting, a Chord Acquisition Proposal is publicly proposed or otherwise publicly communicated to Chord Stockholders or the Chord Board and remains outstanding three (3) Business Days prior to the time of the Chord Meeting and (ii) the Arrangement Agreement is terminated by Enerplus or Chord as a result of the occurrence of the Termination Date or due to a failure to receive the Chord Stockholder Approval or by Enerplus due to a Chord terminable breach and concurrently with or within 12 months after any such termination described in clause (ii), Chord or any Subsidiary of Chord enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of "Acquisition Proposal").

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred by a Party in connection with the Arrangement and the Plan of Arrangement, including all costs, expenses and fees of the parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, will be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is completed.

Guarantee

Under the Arrangement Agreement, Chord has unconditionally and irrevocably guaranteed the performance of AcquireCo's covenants, agreements and obligations arising under the Arrangement Agreement and the Arrangement.

Amendments, Waivers, Governing Law

Amendments and Waivers

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may be amended by a written instrument signed on behalf of each of Chord, AcquireCo and Enerplus and, in the case of an amendment to the Plan of Arrangement, filed with the Court. Any such amendment will also be subject to the further approval of or communication to the Shareholders or the Court, if applicable, if such amendment is proposed following the receipt of the requisite approvals from the Shareholders and the Chord Stockholders, as applicable. At any time before the Effective Time, any Party may extend the time for performance of any obligations, waive inaccuracies of the representations or warranties or compliance with the covenants or conditions, in each case, of any other Party if set forth in writing. A Party's failure or delay in exercising any right under the Arrangement Agreement will not operate as a waiver of that right.

Governing Law

The Arrangement Agreement is governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Specific Performance

In addition to any other remedy that may be available to each Party under the terms of the Arrangement Agreement, at Law or in equity, including monetary damages, prior to the termination of the Arrangement Agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce specifically the terms and provisions of the Arrangement Agreement.

Corporate Governance

Pursuant to the Arrangement Agreement, Chord has agreed to take all actions necessary to ensure that, as of the Effective Time, the combined company's board of directors will be comprised of eleven members, of whom: (i) seven directors will be designated by Chord, which designees shall be Daniel E. Brown, the current President and Chief Executive Officer of Chord, and the following six independent directors: Susan M. Cunningham, Douglas E. Brooks, Samantha F. Holroyd, Kevin S. McCarthy, Anne Taylor and Marguerite N. Woung-Chapman, and (ii) four directors will be designated from the existing Enerplus Board, which designees shall be Ms. Hilary Foulkes, the current Chair of the Enerplus Board, Mr. Ian C. Dundas, a current director and the President and Chief Executive Officer of Enerplus, and the following two independent directors: Ward Polzin and Jeffrey Sheets. Susan M. Cunningham will continue as the chair of the Chord Board.

Mr. Daniel E. Brown will continue to serve as President and Chief Executive Officer and a director of Chord. Following completion of the Arrangement, Mr. Dundas will be appointed as advisor to the Chief Executive Officer of Chord. The remainder of the combined company's leadership team will be comprised of Chord's current executive officers, including Mr. Michael Lou, Chord's Executive Vice President, Chief Strategy Officer and Chief Commercial Officer, Mr. Richard Robuck, Chord's Executive Vice President and Chief Financial Officer, Mr. Darrin Henke, Chord's Executive Vice President and Chief Operating Officer, and Ms. Shannon Kinney, Chord's Executive Vice President, Chief Administrative Officer and General Counsel, each of whom will continue to serve in their respective capacities.

Consideration Shares Received Pursuant to the Arrangement

Pursuant to the Plan of Arrangement, each outstanding Common Share will be deemed to be transferred and assigned to AcquireCo and each holder of Common Shares, except for Dissenting Shareholders, will receive the Cash Consideration, being $1.84 in cash, and the Share Consideration, being 0.10125 of a Chord Share, in exchange for each Common Share they hold, subject to adjustment in accordance with the Arrangement Agreement and as described in the following paragraph.

The Share Exchange Ratio and the Cash Consideration to be paid as partial consideration for Common Shares will be adjusted to reflect changes in the number of outstanding Common Shares or Chord Shares occurring during the period between the date of the Arrangement Agreement and the Effective Time by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, and for any stock dividend or dividend payable in any other securities of Enerplus or Chord with a record date within such period, or for any similar event, to provide Shareholders the same economic effect as contemplated by the Arrangement Agreement prior to such event. The Consideration to be paid per Common Share will also be decreased for the amount of any dividends or other distributions declared, set aside or paid by Enerplus to Shareholders prior to the Effective Time, except for stock dividends or dividends payable in other securities of Enerplus (for which adjustments will be made in accordance with the preceding sentence), Enerplus' regular quarterly dividends in an amount not exceeding $0.065 per Common Share and the Additional Dividend.

No fractional Chord Shares shall be issued under the Arrangement. In the event the aggregate number of Chord Shares to be issued to a former Shareholder in connection with the Arrangement would result in a fraction of a Chord Share being issuable, such former Shareholder shall receive, in lieu of such fractional Chord Share, the nearest whole number of Chord Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares (as applicable) registered in the name of or beneficially held by such holder or their nominee shall be aggregated in accordance with Section 5.2 of the Plan of Arrangement.

If the aggregate cash amount which a former shareholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former shareholder is entitled to receive shall be rounded down to the nearest whole $0.01.

In respect of the treatment of the Enerplus Incentive Awards, see "The Arrangement – Treatment of Enerplus Incentive Awards".

Procedure for Exchange of Common Shares

General

Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advice(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than a Dissenting Shareholder) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing a registered Shareholder's Common Shares for the Consideration under the Arrangement. Once the Arrangement becomes effective, registered Shareholders that have properly deposited a validly completed and duly executed Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) will receive their Consideration under the Arrangement as soon as reasonably practicable thereafter.

If a Shareholder deposits its Common Shares with the Depositary prior to the Meeting and if the Arrangement is approved at the Meeting (including any adjournment or postponement thereof), the deposit of the Common Shares is irrevocable unless the Arrangement is not subsequently completed.

Only registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding Common Shares through an intermediary or broker should contact that intermediary or broker for instructions and assistance in receiving the Consideration for your Common Shares and carefully follow any instructions provided by such intermediary or broker.

If the Letter of Transmittal is executed by a Person other than the registered owner(s) of the Common Shares, or if the Consideration is to be issued to a Person other than the registered Shareholder(s) or is to be sent to an address other than the address of the registered Shareholder(s) as shown on the register of Common Shares maintained by transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary.

If the Letter of Transmittal is executed by a Person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered Shareholder(s) and the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the Shareholder as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement and the waiver of any defect or irregularity in the deposit of any Common Shares will be determined by Chord in its sole discretion, and any such determination shall be final and binding. There shall be no duty or obligation on Enerplus, Chord, AcquireCo, the Depositary or any other Person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

Chord and Enerplus have retained the services of the Depositary for the receipt of certificate(s) or DRS Advice(s) representing Common Shares and the related Letters of Transmittal deposited under the Arrangement and for the payment of Consideration for the Common Shares pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

Any use of mail to transmit certificate(s) and/or DRS Advice(s) representing Common Shares and the Letter of Transmittal is at each holder's risk. Enerplus recommends that such certificate(s) and/or DRS Advice(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with return receipt) and appropriate insurance be obtained.

Surrender of Common Shares

Chord and Enerplus have appointed TSX Trust to act as depositary to handle the exchange of Common Shares for Chord Shares. Following receipt by Enerplus of the Final Order and prior to the sending of the Articles of the Arrangement to the Registrar, Chord will deposit, or cause to be deposited in escrow with the Depositary, (i) the aggregate Cash Consideration payable to former Shareholders pursuant to the Arrangement, and (ii) the aggregate Share Consideration in certificated or DRS Advice form required to be issued to former Shareholders pursuant to the Arrangement, which Consideration shall be held by the Depositary as agent and nominee for such former Shareholders for distribution to them in accordance with the Plan of Arrangement.

On and after the Effective Date, upon return of a properly completed Letter of Transmittal by a former registered Shareholder together with the surrender to the Depositary for cancellation of a certificate or DRS Advice evidencing the surrender of shares that immediately before the Effective Time represented one or more outstanding Common Shares that were transferred to AcquireCo in exchange for the Consideration, in accordance with the Plan of Arrangement, together with such additional documents and instruments as the Depositary may reasonably require, the Depositary shall deliver to such holder, (i) the Cash Consideration that such holder is entitled to receive pursuant to the Arrangement; and (ii) a certificate or DRS Advice representing that number of Chord Shares that such holder is entitled to receive, less any amounts deducted or withheld therefrom in accordance with the Plan of Arrangement. Any such certificate and/or DRS Advice and cheque shall, if elected by the Shareholder in the Letter of Transmittal, be held for pick-up at the noted office of the Depositary and, in the absence of such election, be forwarded by first class mail, postage pre-paid, to the Person at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Shareholder in the register of Shareholders, as applicable.

From and after the Effective Time, all certificates and/or DRS Advices that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive upon deposit thereof with the Depositary the aggregate Cash Consideration and Share Consideration to which such former holder of Common Shares is entitled under the Arrangement and the Plan of Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares, reduced by the portion of the Additional Dividend that the applicable Dissenting Shareholder has received (or is entitled to receive), if any.

Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to AcquireCo in exchange for the Consideration pursuant to the Arrangement has been lost, stolen or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, together with an affidavit of that fact by the holder describing such loss. The Shareholder who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Chord and the Depositary in such amount as Chord and the Depositary may direct, or otherwise indemnify Chord and the Depositary in a manner satisfactory to Chord and the Depositary, against any claim that may be made against Chord or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights After Three Years

Any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with a validly completed and duly executed Letter of Transmittal and all other documents as required by the Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on the day prior to the third anniversary of the Effective Date shall cease to represent any right or a claim of any kind or nature against Chord, AcquireCo or Enerplus to the Consideration. On such date, the aggregate Consideration to which such former registered Shareholder was ultimately entitled (together with any distributions paid in trust to the Depositary in connection with any dividend or other distribution declared or made after the Effective Time with respect to the Chord Shares with a record date after the Effective Time), shall terminate and be deemed to have been surrendered and forfeited to Chord or AcquireCo, as applicable, together with all entitlements to dividends or distributions thereon held for such former registered Shareholder, for no consideration.

Return of Common Shares

Should the Arrangement not be completed, any deposited Common Shares will be returned to the depositing Shareholder at Chord's expense upon written notice to the Depositary from Chord by returning the deposited Common Shares in accordance with the terms and conditions of the Plan of Arrangement and the instructions of the depositing Shareholder as set forth in the relevant Letter of Transmittal.

Dissent Rights

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder's Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B and the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is strongly encouraged that Shareholders wishing to dissent seek independent legal advice, as failure to comply strictly with those provisions may prejudice such Shareholder's right to dissent.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by AcquireCo the fair value of the Common Shares held by the holder, determined as of the close of business on the day before the Arrangement Resolution was adopted, which fair value shall be reduced by the portion of the Additional Dividend such Shareholder has received (or is entitled to receive), if any. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder.

A registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send to Enerplus a written objection to the Arrangement Resolution, which written objection must be received by Enerplus, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Avenue S.W., Calgary, Alberta, T2P 4J8 Attention: Chad Schneider and Keith Marlowe, KC, by 5:00 p.m. (Calgary time) on May 16, 2024 (or the fifth last Business Day prior to the date of the Meeting if the Meeting is not held on May 24, 2024), and must strictly comply with the dissent procedures described in this Information Circular. A vote against the Arrangement Resolution, whether in person or by proxy, or an abstention shall not constitute a written objection to the Arrangement Resolution. None of the following will be entitled to exercise rights of dissent: (i) Shareholders who vote or have instructed a proxyholder to vote their Common Shares in favor of the Arrangement Resolution; or (ii) any Person who is not a registered holder of Common Shares as of the close of business on the Record Date for the Meeting to be held in connection with the Arrangement. A Shareholder may only exercise its rights of dissent in respect of all, and not less than all of its Common Shares.

Outlined below is a description of the procedure relating to Dissenting Shareholders following completion of the Arrangement.

An application may be made to the Court by AcquireCo or by a Dissenting Shareholder after adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Common Shares. If such an application to the Court is made by either AcquireCo or a Dissenting Shareholder, AcquireCo must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such Person an amount considered by the AcquireCo board of directors, or the Chord Board on AcquireCo's behalf, to be the fair value of the Common Shares formerly held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if AcquireCo is the applicant, or within 10 days after AcquireCo is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with AcquireCo for the purchase of such Dissenting Shareholder's Common Shares in the amount of AcquireCo's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against AcquireCo and in favour of each of those Dissenting Shareholders, and fixing the time within which AcquireCo must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

After the Effective Date, or upon the making of an agreement between AcquireCo and the Dissenting Shareholder as to the payment to be made by AcquireCo to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Dissenting Shareholder's Common Shares in the amount agreed to between AcquireCo and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw dissent, or if the Arrangement has not yet become effective the Corporation may rescind the Arrangement Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Under the Plan of Arrangement, AcquireCo will be required to pay the fair value of such Common Shares held by a Dissenting Shareholder, which fair value shall be reduced by the portion of the Additional Dividend a Dissenting Shareholder has received (or is entitled to receive), if any, and to offer to pay the Dissenting Shareholder an amount to which such Shareholder is entitled. AcquireCo shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that AcquireCo is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AcquireCo would thereby be less than the aggregate of its liabilities. In such event, AcquireCo shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares in which case the Dissenting Shareholder may, by written notice to AcquireCo within 30 days after receipt of such notice, withdraw such holder's written objection, in which case such Dissenting Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Shareholder. If the Dissenting Shareholder does not withdraw such holder's written objection such Dissenting Shareholder retains status as a claimant against AcquireCo to be paid as soon as AcquireCo lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

Dissenting Shareholders who duly exercise their Dissent Rights, and who are ultimately entitled to be paid the fair value for their Common Shares, will be deemed under the Arrangement to have transferred their Common Shares to AcquireCo as of the Effective Time and without any further act or formality and free and clear of all Liens, claims and encumbrances to AcquireCo under the Arrangement in exchange for the right to be paid the fair value of their Common Shares, which fair value shall be reduced by the portion of the Additional Dividend such Dissenting Shareholder has received (or is entitled to receive), if any. Such Dissenting Shareholders will not be entitled to any other payment or Consideration.

Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid the fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and each such Dissenting Shareholder's Common Shares will be deemed to be transferred to AcquireCo free and clear of all Liens in exchange for the Share Consideration and Cash Consideration.

In no circumstances shall Enerplus, Chord, AcquireCo or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

Any Shareholder who is considering dissenting to the Arrangement should consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain Canadian federal income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders" and "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders".

Interests of Directors and Executive Officers in the Arrangement

Except as described below, management of the Corporation is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year, or of any associate or affiliate of any of the foregoing in the Arrangement.

Common Shares

As at the date hereof, the directors and executive officers of Enerplus and their associates beneficially own, control or direct, directly or indirectly, an aggregate of 2,687,715 Common Shares, representing approximately 1.3% of the outstanding Common Shares (on a non-diluted basis).

All of the Common Shares held by such directors and executive officers of Enerplus and their associates will be exchanged for the same Consideration under the Arrangement as Common Shares held by any other Shareholder. If the Arrangement is completed, the directors and executive officers of Enerplus and their associates will receive an aggregate of approximately $4,945,396 in cash and 272,134 Chord Shares in exchange for their Common Shares.

As at the date hereof, (a) none of Chord, AcquireCo or any of the directors or executive officers of Chord beneficially own, control or direct, directly or indirectly, any Common Shares; and (b) neither Enerplus nor any of the directors or executive officers of Enerplus beneficially owned, controlled or directed, directly or indirectly, any Chord Shares.

The Common Shares held by each individual director and executive officer of Enerplus are set out in the table below under "– Summary of Interests of Directors and Executive Officers in the Arrangement".

Enerplus Incentive Awards

As at the date hereof, the directors and executive officers of Enerplus held an aggregate of: (i) 301,854 Enerplus RSU Awards, representing approximately 28% of the outstanding Enerplus RSU Awards; (ii) 2,831,448 Enerplus PSU Awards, representing approximately 82% of the outstanding Enerplus PSU Awards; (iii) 29,456 Enerplus Director RSU Awards, representing all of the outstanding Enerplus Director RSU Awards; and (iv) 424,671 Enerplus Director DSU Awards, representing all of the outstanding Enerplus Director DSU Awards. The foregoing numbers do not include additional Enerplus Incentive Awards that have accrued as of the date hereof in respect of dividends that have been declared on the underlying Common Shares since the date of grant of the applicable Enerplus Incentive Award. However, in the case of the Enerplus PSU Awards, for clarity of presentation, the above numbers and the numbers set forth in the table below under "– Summary of Interests of Directors and Executive Officers in the Arrangement" do include the 2.0 "payout multiplier" to be applied to such awards in respect of the payment to be made for the Enerplus PSU Awards pursuant to the Arrangement Agreement (i.e., the number of Common Shares subject to the Enerplus PSU Awards presented is effectively double the target number of Common Shares subject to the Enerplus PSU Awards that have been granted and remain outstanding).

In accordance with the terms of the applicable Enerplus Incentive Plans, each Enerplus Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Enerplus Incentive Award, fully vested immediately prior to the Effective Time of the Arrangement. At the Effective Time, each holder of Enerplus Incentive Awards shall receive a cash payment (net of applicable withholdings) from Enerplus in exchange therefor. There will be no outstanding Enerplus Incentive Awards following completion of the Arrangement.

For additional information regarding the treatment of the Enerplus Incentive Awards in the context of the Arrangement, see "The Arrangement – Treatment of Enerplus Incentive Awards". The Enerplus Incentive Awards held by each individual director and executive officer of Enerplus are set out in the table below under "– Summary of Interests of Directors and Executive Officers in the Arrangement".

Employment Agreements, Severance and 2024 Annual Bonuses

Enerplus is party to executive employment agreements, which include change of control and termination provisions, with the ten executive officers of the Corporation. If the Arrangement is completed and the employment of an executive officer with Enerplus is terminated within 90 days of the Effective Date (as discussed in further detail below), the executive officer will receive a severance payment pursuant to the terms of the applicable executive employment agreement, which provide for severance periods ranging from 12 to 24 months.

In the event of a change of control (which would occur upon completion of the Arrangement) and termination of the executive officer's employment either without "just cause" (by Enerplus) or for "good reason" (by the executive officer within 90 days of the change of control), in each case as defined in the executive employment agreements, the executive officer is entitled to: (i) a lump sum cash payment equal to the aggregate base salary the executive would receive during the applicable severance period; (ii)  a lump sum cash payment equal to the average of the last two years' bonus received by the Named Executive Officer applied over the severance period, plus an amount to compensate the executive for the accrued and foregone annual cash bonus for the number of months in the current year up to the Termination Date, plus (iii) a lump sum payment equal to the company-paid portion of monthly benefit premiums for coverage the executive officer would have received during the applicable severance period (provided that the officer may elect to continue benefits for a period of up to three months following the Termination Date, and if such election is made, the cost of such benefits for the length of time selected will be deducted from such lump sum payment). The estimated severance to be received by each individual executive officer if their employment with Enerplus is terminated in connection with the Arrangement is set out in the table below under "– Summary of Interests of Directors and Executive Officers in the Arrangement". The Arrangement Agreement provides that, unless agreed to otherwise in writing by Chord and a particular executive officer, the employment of each of Enerplus' executive officers will, or will be deemed to be, terminated without "just cause" following a "change of control".

In the Arrangement Agreement, Chord has agreed that, with respect to Enerplus' annual cash bonus plan for calendar year 2024, all eligible Enerplus employees, including the executive officers and all non-executive employees, shall be entitled to receive an amount equal to 150% of the amount that would otherwise been payable to such employee as an annual cash bonus in respect of their target performance for calendar year 2024. The amount of such payment payable to Enerplus employees who are either notified by Chord within 60 days of the Effective Date that they will not continue employment with Chord or who elect not to continue their employment with Chord within a specified period following the Effective Date ("Non-Continuing Employees") will be prorated to reflect their partial year of service up to the date of termination. If the Effective Time occurs on or prior to September 30, 2024, such amounts will be paid at the time that Chord pays its 2024 cash bonuses in the ordinary course; if the Effective Time occurs on or after October 1, 2024, two-thirds of such amount will be paid at the time Chord pays its 2024 annual cash bonuses in the ordinary course, and the remaining one-third will be paid on the date that is six months following the Effective Date. Notwithstanding the foregoing, any amount that is payable to a Non-Continuing Employee will be paid as soon as practicable following such employee's date of termination. Any Non-Continuing Employee who is employed by Chord or its affiliates at any time during 2025 will also receive an additional cash payment equal to 150% of the amount that otherwise would have been payable to such Non-Continuing Employee as an annual cash bonus in respect of target performance for calendar year 2025, prorated to reflect their partial year of service.

Advisor Role in the Combined Company

In connection with the Arrangement, Chord and Mr. Ian C. Dundas, the current President and Chief Executive Officer of Enerplus, have agreed that, effective as of immediately following the Effective Time, Mr. Dundas will be terminated from his employment as President and Chief Executive Officer of Enerplus and will be appointed as advisor to the Chief Executive Officer of Chord. Pursuant to his executive employment agreement with Enerplus, Mr. Dundas will be entitled to receive certain severance payments from Enerplus in connection with such termination, as described above. It is expected that Mr. Dundas will serve in such advisory role for the 12 months following the Effective Time. In his role as advisor to the Chief Executive Officer of Chord, Mr. Dundas will be eligible to receive an annual base salary of $500,000, less applicable withholdings and deductions. In addition, as soon as reasonably practicable following the Effective Time, Chord has agreed to grant Mr. Dundas a one-time restricted stock unit award, pursuant to the equity compensation plan of Chord, with a grant date fair market value of $2,000,000. Such restricted stock unit award will fully vest on the last day of the 12-month term, subject to Mr. Dundas's continued employment through such 12-month period. During his term as advisor, Mr. Dundas will also serve as a member of the Chord Board but will not receive any additional compensation for his service as a member of the Chord Board. During his tenure as advisor, Mr. Dundas is required to maintain a minimum ownership of 25,000 Chord Shares, in addition to the shares subject to the Chord restricted share unit award. Mr. Dundas may participate in outside business activities during his term as advisor, so long as (i) after giving effect to the Arrangement, such business activities are not in competition with Chord, Enerplus or any of their respective subsidiaries within the state of North Dakota during such term, and (ii) Mr. Dundas does not disclose any confidential, competitively valuable, non-public or proprietary information to any person or entity, and does not use any such information except for the benefit of Chord and its subsidiaries.

Upon the expiry of the 12-month period, Mr. Dundas's employment as advisor to the Chief Executive Officer and as a member of the Chord Board will automatically terminate without further notice or obligation from Chord, Enerplus or their subsidiaries.

Continuing Insurance Coverage for Directors and Officers of Enerplus

Pursuant to the Arrangement Agreement, Chord and Enerplus will honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Enerplus and its Subsidiaries under Law and under the articles or other constating documents of Enerplus and/or its Subsidiaries or under any agreement or contract of any indemnified person with Enerplus or with any of its Subsidiaries and acknowledge that such rights shall survive the completion of the Plan of Arrangement, and Chord and Enerplus shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Prior to the Effective Time, Enerplus shall purchase customary "tail" policies of directors' and officers' liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Enerplus and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Enerplus will, maintain such "tail" policies in effect without any reduction in scope or coverage for six years from the Effective Time. Enerplus shall fully prepay for such insurance coverage prior to the Effective Time, the cost of which shall not exceed 300% of Enerplus' current annual aggregate premium for policies maintained by Enerplus or its Subsidiaries; provided further, that in the event such premiums exceed 300% Enerplus shall obtain a policy with the greatest coverage available for a cost not exceeding such 300% level.

Summary of Interests of Directors and Executive Officers in the Arrangement

The interests of the directors and executive officers of the Corporation in the Arrangement are summarized in the following table. The Enerplus Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders. The following information is presented in United States dollars, unless otherwise stated.

Name and Position	Number of Common Shares Held(1)	Cash Consideration to be Paid Pursuant to Arrangement(2)	Number of Chord Shares to be Received Pursuant to Arrangement(3)	Number of Enerplus PSU Awards Held(1)(4)(5)	Number of Enerplus RSU Awards Held(1)(4)(6)	Number of Enerplus Director RSU Awards Held(1)(4)(7)	Number of Enerplus Director DSU Awards Held(1)(4)(8)	Severance Payments(9)
Hilary Foulkes Chair of the Board	15,000	$27,600	1,519	-	-	-	123,359		-
Sherri A. Brillon Director	-	$-	-	-	-	-	16,616		-
Judith D. Buie Director	-	$-	-	-	-	10,923	56,809		-
Karen Clarke-Whistler Director	3,750	$6,900	380	-	-	-	80,634		-
Mark A. Houser Director	-	$-	-	-	-	-	22,311		-
Ward Polzin Director	2,000	$3,680	203	-	-	-	11,313		-
Jeffrey Sheets Director	34,198	$62,924	3,463	-	-	15,218	19,421		-
Sheldon B. Steeves Director	1,600	$2,944	162	-	-	3,315	94,208		-
Ian C. Dundas(10) Director, President & CEO	947,351	$1,743,126	95,919	1,049,594	111,987	-	-	C$	4,712,131
Jodine J. Jenson Labrie SVP & CFO	395,318	$727,385	40,026	413,156	43,187	-	-	C$	2,503,803
Wade D. Hutchings SVP & COO	563,811	$1,037,412	57,086	524,278	55,512	-	-		$2,315,006

Name and Position	Number of Common Shares Held(1)	Cash Consideration to be Paid Pursuant to Arrangement(2)	Number of Chord Shares to be Received Pursuant to Arrangement(3)	Number of Enerplus PSU Awards Held(1)(4)(5)	Number of Enerplus RSU Awards Held(1)(4)(6)	Number of Enerplus Director RSU Awards Held(1)(4)(7)	Number of Enerplus Director DSU Awards Held(1)(4)(8)	Severance Payments(9)
Garth R. Doll VP, Marketing & Midstream	62,683	$115,337	6,347	105,472	11,191	-	-	C$	964,523
Terry S. Eichinger VP, Drilling, Completions & Operations Support	130,576	$240,260	13,221	117,860	12,426	-	-	C$	1,097,490
Nathan D. Fisher VP, United States Business Unit	142,822	$262,792	14,461	176,794	18,770	-	-		$1,275,425
Daniel J. Fitzgerald VP, Business Development	148,170	$272,633	15,002	113,632	11,881	-	-	C$	1,024,402
David A. McCoy VP, General Counsel & Corporate Secretary	120,028	$220,852	12,153	133,516	13,746	-	-	C$	1,096,026
Shaina B. Morihira VP, Finance	119,908	$220,631	12,141	104,266	11,124	-	-	C$	833,038
Pamela A. Ramotowski VP, People & Culture	500	$920	51	92,880	12,030	-	-	C$	626,474

Notes:

(1)	Reflects the number of Common Shares or Enerplus Incentive Awards (as applicable) held by such director or executive officer and their associates as at April 12, 2024. The number of Enerplus Incentive Awards presented in the table does not include additional Enerplus Incentive Awards to which the holder is entitled as a result of dividends declared on the associated Common Shares from the date of grant of such awards, which will be included in the cash payment to be paid to the holder in respect of their Enerplus Incentive Awards immediately prior to the Effective Time, as disclosed in the notes below and as described under "The Arrangement – Treatment of Enerplus Incentive Awards".
(2)	Reflects the aggregate amount of Cash Consideration payable to such director or executive officer pursuant to the Plan of Arrangement for Common Shares (but excluding any Enerplus Incentive Awards) held by such director or executive officer, being $1.84 per Common Share, rounded to the nearest dollar.
(3)	Reflects the aggregate number of Chord Shares to be issued to such director or executive officer pursuant to the Plan of Arrangement for Common Shares (but excluding any Enerplus Incentive Awards) held by such director or executive officer, being 0.10125 Chord Share per Common Share, rounded up or down to the nearest whole number of Chord Shares in accordance with the Plan of Arrangement.
(4)	All Enerplus Incentive Awards outstanding immediately prior to the Effective Time will vest and the holders thereof will receive a cash payment from the Corporation at the Effective Time in accordance with the terms of the Arrangement Agreement. See "The Arrangement – Treatment of Enerplus Incentive Awards."
(5)	The amount of the cash payment (prior to withholdings) to be made to a holder of Enerplus PSU Awards will be calculated as the number of Enerplus PSU Awards set forth in the table for such holder, adjusted for certain dividends declared on the Common Shares from the date of grant of such awards to the Effective Time, multiplied by either the Announcement FMV, the Closing FMV, or a combination thereof, depending on the identity of the holder, all as set forth under "The Arrangement – Treatment of Enerplus Incentive Awards – Treatment of Enerplus PSU Awards". The number of Enerplus PSU Awards set forth in the above table is presented after giving effect to the "payout multiplier" of 2.0 provided for in the Arrangement Agreement.
(6)	The amount of the cash payment (prior to withholdings) to be made to a holder of Enerplus RSU Awards will be calculated as the number of Enerplus RSU Awards set forth in the table for such holder, adjusted for certain dividends declared on the Common Shares from the date of grant of such awards to the Effective Time, multiplied by either the Announcement FMV, the Closing FMV, or a combination thereof, depending on the identity of the holder, all as set forth under "The Arrangement – Treatment of Enerplus Incentive Awards – Treatment of Enerplus RSU Awards".
(7)	The amount of the cash payment (prior to withholdings) to be made to a holder of Enerplus Director RSU Awards will be calculated as the number of Enerplus Director RSU Awards set forth in the table for such holder, adjusted for certain dividends declared on the Common Shares from the date of grant of such awards to the Effective Time, multiplied by the volume weighted average trading price for the Common Shares on the ten trading days immediately preceding the Effective Date, all as set forth under "The Arrangement – Treatment of Enerplus Incentive Awards – Treatment of Enerplus Director RSU Awards".
(8)	The amount of the cash payment (prior to withholdings) to be made to a holder of Enerplus Director DSU Awards will be calculated as the number of Enerplus Director DSU Awards set forth in the table for such holder, adjusted for certain dividends declared on the Common Shares from the date of grant of such awards to the Effective Time, multiplied by the volume weighted average trading price for the Common Shares on the ten trading days immediately preceding the Effective Date, all as set forth under "The Arrangement – Treatment of Enerplus Incentive Awards – Treatment of Enerplus Director DSU Awards".
(9)	Reflects the aggregate cash amount (prior to withholdings) to be paid to such Enerplus Executive Officer if Closing were to occur on June 30, 2024 and such executive officer's employment with Enerplus was terminated "without cause" or for "good reason" on such date, including in respect of salary, bonus, benefits and perquisites over the applicable severance period. The amount presented includes an amount equal to 150% of such executive officer's 2024 target annual cash bonus prorated for the six months of 2024 occurring prior to the assumed June 30, 2024 Closing and Termination Date, but does not include the value of any payments in respect of Enerplus Incentive Awards, which we disclosed separately in the above table.
(10)	This table does not include compensation payable to Mr. Dundas in connection with his employment as advisor to the Chief Executive Officer of Chord following the Effective Time. See "The Arrangement – Interests of Directors and Executive Officers in the Arrangement – Advisor Role in the Combined Company".

Securities Law Matters

Canada

Canadian Reporting Obligations of Enerplus

Enerplus is a reporting issuer in all of the provinces and territories of Canada. It is expected that Chord will apply to have Enerplus cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and terminate the Corporation's reporting obligations in Canada and the United States following completion of the Arrangement.

Canadian Reporting Obligations of Chord

Upon consummation of the Arrangement, Chord will become a reporting issuer in each of the provinces and territories of Canada and will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian Securities Laws. Most Canadian continuous disclosure requirements are set forth in National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators. The application of these requirements to Chord is modified by various rules providing exemptions for non-Canadian issuers in certain circumstances, including in NI 51-102, National Instrument 71-101 – The Multijurisdictional Disclosure System ("NI 71-101") and National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). NI 51-102 generally requires that issuers file audited annual financial statements and unaudited interim financial statements meeting certain requirements, management's discussion and analysis relating to its annual and interim financial statements, an annual information form, material change reports and other disclosure items at prescribed times and/or upon the occurrence of certain specified events. Chord will be able to satisfy most of its Canadian reporting obligations under Canadian Securities Laws by filing certain of its U.S. disclosure documents in accordance with the exemptions set forth in NI 71-101 and NI 71-102 on SEDAR+ at www.sedarplus.ca; however, it may require exemptive relief to be provided by the Canadian securities regulatory authorities in respect of certain other Canadian continuous disclosure obligations.

Distribution and Resale of Chord Shares

The distribution of the Chord Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The Chord Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a "control distribution" as defined in National Instrument 45-102 – Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Chord Shares, (iii) no extraordinary commission or consideration is paid to a Person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Chord, the selling security holder has no reasonable grounds to believe that Chord is in default of applicable Canadian Securities Laws.

Multilateral Instrument 61-101

Enerplus is a reporting issuer in all of the provinces and territories of Canada and is subject to MI 61-101. MI 61-101 regulates certain types of transactions to ensure fair treatment among securityholders and generally requires enhanced disclosure, minority approval (which is approval by a majority of securityholders excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to "business combinations" (as defined in MI 61-101) which terminate the interests of securityholders without their consent.

If any "related party" (as defined in MI 61-101) of Enerplus is entitled to receive, directly or indirectly, a "collateral benefit" (as defined in MI 61-101) as a consequence of the Arrangement, the Arrangement may constitute a business combination for the purposes of MI 61-101 and the Arrangement Resolution may require "minority approval" (as defined in MI 61-101) in accordance with MI 61-101. If "minority approval" is required under MI 61-101, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, the Arrangement would also require the approval of a simple majority of votes cast by Shareholders excluding votes cast in respect of Common Shares held by certain "interested parties" (as such term is defined in MI 61-101).

A collateral benefit includes any benefit that a related party of Enerplus (which includes the directors and senior officers of Enerplus) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Enerplus; however, such a benefit will not constitute a collateral benefit provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Enerplus is not considered to be a collateral benefit if the benefit is: (a) a payment or distribution per Common Share that is identical in amount and form to the entitlement of other Shareholders; or (b) received solely in connection with the related party's services as an employee, director or consultant of Enerplus or of an affiliated entity of Enerplus, and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit are disclosed in this Information Circular; and (iv) (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the outstanding Common Shares (calculated as set forth in MI 61-101), or (B) (1) the related party discloses to an independent committee of the Enerplus Board the amount of Consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Common Shares beneficially owned by the related party; (2) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in subclause (B)(1); and (3) the independent committee's determination is disclosed in this Information Circular.

In connection with the Arrangement, the outstanding Enerplus Incentive Awards will be treated as set forth under "The Arrangement – Treatment of Enerplus Incentive Awards" and "Interests of Directors and Executive Officers in the Arrangement", and certain Enerplus executive officers are entitled to severance payments as set forth under "Interests of Directors and Executive Officers in the Arrangement".

Following disclosure by each director and senior officer of Enerplus of the number of securities held by them and the total Consideration that they expect to receive, directly or indirectly, pursuant to the Arrangement, Enerplus has considered whether any of these matters may constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101. Enerplus has determined that these benefits fall within an exception to the definition of "collateral benefit" for the purposes of MI 61-101, since (a) the benefits are received solely in connection with the related parties' services as employees, directors or consultants of Enerplus or an affiliated entity of Enerplus or a successor to the business of Enerplus (as applicable), (b) the benefits are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Common Shares, (c) the benefits are not conditional on the related parties supporting the Arrangement in any manner, (d) full particulars of the benefits are disclosed in this Information Circular, and (e) each of the related parties and their associated entities entitled to receive the benefits beneficially owns or exercises control or direction over less than 1% of the outstanding Common Shares (calculated as set forth in MI 61-101). Accordingly, the Arrangement is not considered to be a "business combination" in respect of Enerplus, and as a result, no "minority approval" is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of Enerplus is required for the Arrangement under MI 61-101.

United States

Exemption from the Registration Requirements of the U.S. Securities Act

The Chord Shares to be issued as Share Consideration, pursuant to the Arrangement, have not and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by Law to grant such approval. Under the Arrangement Agreement, Enerplus applied to the Court on April 23, 2024 for the Interim Order after informing the Court that the Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and permitting notice to all Persons to which the Consideration Shares will be issuable.

Following Enerplus' receipt of the Interim Order, the approval of the Arrangement Resolution and the Stock Issuance Proposal at the Meeting and the Chord Meeting, respectively, and a hearing at which all persons to whom it is proposed the Consideration Shares will be issued shall have the right to appear, Enerplus will seek the Final Order from the Court as to the substantive and procedural fairness of the Plan of Arrangement. Such Final Order is a condition to the consummation of the Plan of Arrangement and the issuance of the Consideration Shares. Notwithstanding such Final Order, the Arrangement does not become effective until the filing of the Articles of Arrangement by Enerplus and the issuance of the Consideration Shares by Chord. Enerplus therefore anticipates that, if the Plan of Arrangement becomes effective under the terms and conditions described in the Arrangement Agreement (including the receipt of such Final Order from the Court), the issuance of the Consideration Shares to the Shareholders will be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

Resales of Chord Shares After the Effective Time

The Consideration Shares to be received by Shareholders in exchange for their Common Shares pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except by persons who are "affiliates" (as defined in Rule 144) of Chord after the Effective Time, or were "affiliates" of Chord within 90 days prior to the Effective Time. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as shareholders that own more than 10% of the issued and outstanding shares of the issuer.

Any resale of Chord Shares by such an "affiliate" or former "affiliate" may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144.

Voting Shares and Principal Holders Thereof

Enerplus is authorized to issue an unlimited number of Common Shares without par value and a number of preferred shares limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares. As at April 18, 2024 there were 204,246,025 Common Shares issued and outstanding, and no preferred shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share.

To the knowledge of Enerplus' directors and officers, as at the date hereof, no Person beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the issued and outstanding Common Shares.

Comparison of Shareholder Rights

Chord is incorporated under the Laws of the State of Delaware. The rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of an ABCA corporation. See Appendix H to this Information Circular for a summary comparison of the rights of Shareholders and Chord Stockholders.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Common Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm's-length with each of Enerplus and Chord; (b) is not and will not be affiliated with each of Enerplus and Chord; and (c) holds Common Shares and will hold Chord Shares received pursuant to the Arrangement as capital property (each such beneficial owner in this section, a "Holder"). Generally, Common Shares and Chord Shares will be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

In addition, this summary is not applicable to a Holder: (a) that is a "financial institution" (as defined in the Tax Act for the purposes of the "mark-to-market rules"); (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which is, or whose Common Shares or Chord Shares are, a "tax shelter" or a "tax shelter investment" (as defined in the Tax Act); (d) that is a Resident Holder whose functional currency is the currency of a country other than Canada; (e) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada; (f) that has entered into or will enter into a "synthetic disposition agreement", or a "derivative forward agreement" (as such terms are defined in the Tax Act) with respect to Common Shares or Chord Shares; (g) that, immediately following the Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm's-length, beneficially own Chord Shares which have a fair market value in excess of 50% of the fair market value of all outstanding Chord Shares; (h) that receives dividends on its Common Shares or Chord Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (i) that is exempt from tax under Part I of the Tax Act; or (j) that acquired or will acquire any of their Common Shares under an equity-based employment compensation arrangement, including in connection with the exercise, surrender or transfer of Incentives under the Arrangement. All such Holders should consult with their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

This summary is not applicable to any holders of Enerplus Compensatory Awards, Enerplus Director Awards or other conversion or exchange rights to acquire Common Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisors with respect to the tax consequences of the Arrangement.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars as determined in accordance with the Tax Act, generally based on the Bank of Canada spot exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). The amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder may be affected by fluctuation in the relevant Canadian dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a "Resident Holder").

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares (but not their Chord Shares) and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made or in any subsequent taxation year, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Common Shares and Chord Shares as capital property and whether such election can or should be made in respect of their Common Shares.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation (or does not deal at arm's-length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm's-length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

Under the Arrangement, a Resident Holder (other than a Resident Dissenter) will dispose of their Common Shares to AcquireCo in consideration for (i) 0.10125 of a Chord Share and (ii) $1.84 in cash, for each Common Share disposed of, subject to adjustments (if any) pursuant to the Arrangement Agreement. Such a Resident Holder will be considered to have disposed of each Common Share for proceeds of disposition equal to the aggregate fair market value of the Share Consideration and Cash Consideration received by the Resident Holder in exchange therefor. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder's adjusted cost base of the Common Shares immediately before the time of disposition and any reasonable costs of disposition. See "– Taxation of Capital Gains and Capital Losses" below.

The adjusted cost base of the Chord Shares acquired by a Resident Holder will be equal to the fair market value of the Chord Shares at the time of acquisition. For the purpose of determining the adjusted cost base of a Chord Share to a Resident Holder, when a Chord Share is acquired, the cost of the newly acquired Chord Share will be averaged with the adjusted cost base of all identical Chord Shares owned by the Resident Holder as capital property immediately before that acquisition.

Additional Dividend

Holders may become entitled to receive the Additional Dividend from the Corporation prior to the Closing of the Arrangement in an amount generally intended to equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the Share Exchange Ratio) to the quarterly dividends declared by Chord following the March 2024 dividends and that have a record date prior to Closing.

The Additional Dividend received or deemed to be received on the Common Shares held by a Resident Holder will be included in the Resident Holder's income for the purposes of the Tax Act. Such dividends received by a Resident Holder that is an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated as "eligible dividends". There may be limitations on the Corporation's ability to designate dividends as "eligible dividends".

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend will be included in computing its income and generally will be deductible in computing the Resident Holder's taxable income, subject to certain limitations in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act on the Additional Dividend received or deemed to be received on the Common Shares to the extent that such dividend is deductible in computing the Resident Holder's taxable income. Such additional tax may be refundable in certain circumstances.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenter") will be deemed to have transferred such Resident Dissenter's Common Shares to AcquireCo under the Arrangement and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of the Resident Dissenter's Common Shares less the Additional Dividend such Resident Dissenter has received (or is entitled to receive), if any.

A Resident Dissenter who is entitled to be paid the fair value of their Common Shares less the amount of any Additional Dividend received by the Resident Dissenter by AcquireCo will realize a capital gain (or a capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Dissenter immediately before their transfer to AcquireCo pursuant to the Arrangement and the Resident Dissenter's reasonable costs of the disposition. See "– Taxation Capital Gains and Capital Losses" below.

A Resident Dissenter will be required to include in computing their income any interest awarded by a court in connection with the Arrangement.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder must deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by such Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances specified in the Tax Act.

For capital gains realized on or after June 25, 2024, Tax Proposals in the Federal Budget released on April 16, 2024 (the "2024 Budget Proposals") would generally increase the capital gains inclusion rate from one-half to two-thirds for corporations and trusts, and from one-half to two-thirds for individuals on the portion of capital gains realized (including capital gains realized indirectly through a trust or partnership) in a taxation year (or the portion of the year beginning on June 25, 2024 in the case of the 2024 taxation year) that exceed $250,000. Under the 2024 Budget Proposals, the value of capital losses realized in previous years is proposed to be adjusted so that two-thirds of capital losses realized prior to 2024 will be deductible against capital gains included in income at the two-thirds inclusion rate such that a capital loss will offset an equivalent capital gain regardless of the inclusion rate. The 2024 Budget Proposals do not include comprehensive rules (including draft legislation) implementing these changes and state that additional details related to the change of the capital gains inclusion rate are forthcoming. Holders who may be subject to the increased inclusion rate for capital gains as a result of the 2024 Budget Proposals should consult their own tax advisors.

The amount of a capital loss otherwise arising on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by dividends previously received or deemed to have been received on such share (or on a share for which such share was exchanged). Similar rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or, at any time in the year, a "substantive CCPC" (as proposed to be defined in the Tax Act pursuant to the Tax Proposals in Bill C 59) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income". For this purpose, aggregate investment income will include an amount in respect of taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest.

Dividends on Chord Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Chord Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Chord Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Chord Shares

A Resident Holder that disposes or is deemed to dispose of a Chord Share in a taxation year will realize a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Chord Share exceeds (or is less than) the aggregate of the Resident Holder's adjusted cost base immediately before the disposition and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the usual rules applicable to capital gains and capital losses. See "– Taxation of Capital Gains and Capital Losses" above for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

In certain circumstances foreign tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Chord Shares. Any such foreign tax may be eligible for a deduction or credit under the Tax Act. If the foreign tax is not eligible for a deduction or credit under the Tax Act, then double taxation in respect of the capital gain would arise. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits having regard to their own particular circumstances.

Alternative Minimum Tax

Dividends received or deemed to be received, or a capital gain realized, on the Common Shares or Chord Shares by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. Tax Proposals contain revisions to the alternative minimum tax rules which, if enacted, would apply to taxation years that begin after 2023. Draft legislation in respect thereof was released on August 4, 2023 and the 2024 Budget Proposals include further Tax Proposals to amend the alternative minimum tax. Resident Holders should consult their own tax advisors on the proposed changes to the federal alternative minimum tax and the possible consequences of these Tax Proposals in their particular circumstances.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the "OIF Rules") which may, in certain circumstances, require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Chord Shares, if (1) the value of such Chord Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in certain assets described in paragraph 94.1(1)(b) of the Tax Act, particularly (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets") and (2) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the Chord Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

The OIF Rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Chord Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

Generally, a Resident Holder that is a "specified Canadian entity" (as defined in the Tax Act) for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including the Chord Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a "specified Canadian entity," as will certain partnerships.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder's "specified foreign property" (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.

Eligibility for Investment by Registered Plans

Provided that the Chord Shares are and continue to be listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the NASDAQ), such shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered disability savings plans ("RDSPs"), deferred profit sharing plans, registered education savings plans ("RESPs"), first home savings accounts ("FHSAs"), and tax-free savings accounts ("TFSAs" and, together with RRSP, RRIF, RDSP, RESP, and FHSA, "Registered Plans").

Notwithstanding the foregoing, if a Chord Share is a "prohibited investment" (as defined in the Tax Act) for a trust governed by a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Based on the current provisions of the Tax Act in force as of the date hereof and the regulations thereunder, a Chord Share will not be a prohibited investment for a trust governed by a Registered Plan, provided that the holder, subscriber or annuitant of the Registered Plan, as the case may be, (i) deals at arm's-length with Chord for purposes of the Tax Act, and (ii) does not have a "significant interest" (as defined in the Tax Act) in Chord. In addition, Chord Shares will generally not be a prohibited investment if such shares are "excluded property" (as defined in the Tax Act) for a Registered Plan.

Resident Holders who will hold or who intend to hold the Chord Shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances in advance of the Arrangement.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not, and will not, use or hold, and is not deemed to, and will not be deemed to, use or hold, Common Shares or Chord Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, apply to a Holder that is an "authorized foreign bank" (as defined in the Tax Act) or an insurer carrying on business in Canada or elsewhere. Such Holders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Common Shares to AcquireCo under the Arrangement unless the Common Shares constitute "taxable Canadian property" and do not constitute "treaty-protected property" to the Non-Resident Holder.

Generally, a Common Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a "designated stock exchange" (which currently includes the NASDAQ) unless, at any time during the 60 month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other persons with whom the Non-Resident Holder did not deal at arm's-length, any partnership in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's-length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons and partnerships, held 25% or more of the issued shares of any class or series in the capital of the Corporation; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties" (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances a Common Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder's taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Common Shares constitute "treaty-protected property" of the Non-Resident Holder for purposes of the Tax Act. Common Shares will generally be considered "treaty-protected property" of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Common Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will generally have the same tax considerations described above under "– Holders Resident in Canada – Disposition of Common Shares under the Arrangement" and "– Holders Resident in Canada – Taxation of Capital Gains and Capital Losses". A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for tax under the Tax Act in respect of such disposition.

Non-Resident Holders whose Common Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property, and any resulting Canadian tax reporting obligations.

Additional Dividend

Holders may become entitled to receive the Additional Dividend from the Corporation prior to the Closing of the Arrangement in an amount generally intended to equalize the amount of quarterly dividends declared by Enerplus (on a per Common Share basis after taking into account the Share Exchange Ratio) to the quarterly dividends declared by Chord following the March 2024 dividends and that have a record date prior to Closing.

Any dividends paid or credited, or deemed to be paid or credited, on Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder. For instance, where the Non-Resident Holder is a resident of the United States and is entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder of Common Shares who validly exercises Dissent Rights (a "Non-Resident Dissenter") will be deemed to have transferred such Non-Resident Dissenter's Common Shares to AcquireCo under the Arrangement, and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of the Non-Resident Dissenter's Common Shares less the Additional Dividend such Non-Resident Dissenter has received (or is entitled to receive), if any.

A Non-Resident Dissenter who is entitled to be paid the fair value of their Common Shares less the amount of any Additional Dividend received by the Non-Resident Dissenter by AcquireCo will realize a capital gain (or a capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Non-Resident Dissenter immediately before their transfer to AcquireCo pursuant to the Arrangement and the Non-Resident Dissenter's reasonable costs of the disposition.

As discussed above under "– Holders Not Resident in Canada – Disposition of Common Shares under the Arrangement", any resulting capital gain would only be subject to tax under the Tax Act if the Common Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Non-Resident Dissenter will not be subject to Canadian withholding tax, unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on Chord Shares

Dividends paid on Chord Shares to a Non-Resident Holder will generally not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dispositions of Chord Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of Chord Shares unless such Chord Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of such disposition or deemed disposition.

In addition, the circumstances described above under "– Holders Not Resident in Canada – Disposition of Common Shares under the Arrangement" above in which Common Shares may constitute "taxable Canadian property" or "treaty-protected property" of a Non-Resident Holder are generally applicable to the Chord Shares.

Non-Resident Holders whose Chord Shares may constitute taxable Canadian property are urged to consult their own tax advisers with respect to the Canadian federal income tax consequences to them of disposing of Chord Shares, including any resulting Canadian tax reporting obligations.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations relevant to only U.S. Holders (as defined below) that exchange their Common Shares for Chord Shares and Cash Consideration pursuant to the Arrangement and of certain U.S. federal income tax considerations relevant to only Non-U.S. Holders (as defined below) related to the ownership and disposition of Chord Shares.

This discussion is based on and subject to the Code, the Treasury Regulations, published guidance of the IRS and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Arrangement will be consummated as described in this Information Circular and applies only to Holders (as defined below) that hold their Common Shares or Chord Shares, as applicable, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular Holder in light of such Holder's personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax, or to any Holders subject to special treatment under the Code, including, without limitation:

●	banks, insurance companies and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	tax-exempt organizations or governmental organizations;

●	dealers or brokers in securities or foreign currency;

●	"qualified foreign pension funds" as defined in Section 897(1)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	"controlled foreign corporations", "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-qualified retirement plans;

●	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons who hold their Common Shares or Chord Shares as part of a straddle, hedging, conversion or other risk-reduction transaction or integrated investment;

●	persons deemed to sell their Common Shares or Chord Shares under the constructive sale provisions of the Code;

●	persons who purchase or sell their Common Shares or Chord Shares as part of a wash sale for tax purposes;

●	"S corporations", partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

●	persons who hold their Common Shares or Chord Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

●	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

●	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of Common Shares or Chord Shares;

●	Dissenting Shareholders; and

●	persons who received their Common Shares or receive Chord Shares pursuant to the exercise of employee stock options or other compensation arrangements.

This discussion also does not address any considerations under the U.S. federal tax Laws other than those pertaining to U.S. federal income tax, nor does it address any state, local or non-U.S. tax considerations. The Corporation and Chord do not intend to seek any rulings from the IRS with respect to the Arrangement, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Common Shares or Chord Shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A Holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Arrangement and of the ownership and disposition of the Chord Shares.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Common Shares or Chord Shares, as applicable, that for U.S. federal income tax purposes is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a "Non-U.S. Holder" means a beneficial owner of Common Shares or Chord Shares, as applicable, that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

For purposes of this discussion, a "Holder" means a U.S. Holder or a Non-U.S. Holder, as applicable.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT AND OF THE OWNERSHIP AND DISPOSITION OF CHORD SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING FROM ANY POTENTIAL FUTURE CHANGES TO THE TAX LAWS OR UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

Tax Consequences of the Arrangement to U.S. Holders

General

The receipt by a U.S. Holder of Chord Shares and Cash Consideration in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of the amount of Cash Consideration and the fair market value of the Chord Shares received pursuant to the Arrangement and (ii) its aggregate adjusted tax basis in the Common Shares that it exchanges for such Cash Consideration and Chord Shares.

Any gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the Common Shares surrendered were held for more than one year as of the effective date of the Arrangement and will be short-term capital gain or loss if the Common Shares surrendered were held for one year or less as of the effective date of the Arrangement. A reduced tax rate generally applies to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Common Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Common Shares (generally, Common Shares acquired at the same cost in a single transaction) and should consult its tax advisor.

A U.S. Holder's initial tax basis in the Chord Shares received in the Arrangement will generally equal the fair market value of such Chord Shares as of the effective date of the Arrangement. A U.S. Holder's holding period for such Chord Shares will commence on the day following the effective date of the Arrangement.

PFIC Considerations

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the Arrangement assumes that the Corporation is not currently, and has not been, a PFIC for U.S. federal income tax purposes during such U.S. Holder's holding period for the Common Shares exchanged in the Arrangement.

A non-U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under the PFIC rules, if a non-U.S. corporation were considered a PFIC at any time during which a holder held shares in such non-U.S. corporation, then the non-U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder's shares regardless of whether such non-U.S. corporation continues to meet the foregoing tests in any subsequent taxable year.

Based on the historical composition of the Corporation's income, assets, and operations, the Corporation believes that it was not a PFIC for any prior taxable year, and the Corporation does not expect to be treated as a PFIC for the current taxable year. However, given that the annual PFIC determination is fundamentally factual in nature and is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations, there can be no assurance that the Corporation was not or will not be classified as a PFIC for one or more of such taxable years.

If the Corporation were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Common Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Common Shares, including an exchange of such Common Shares pursuant to the Arrangement, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult with and rely upon their own tax advisors concerning whether the Corporation is or has been a PFIC for any taxable year during which such U.S. Holder has owned Common Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of exchanging Common Shares pursuant to the Arrangement.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 24%) in respect of the Cash Consideration received in exchange for Common Shares in the Arrangement. Backup withholding will not apply to a U.S. Holder if such U.S. Holder furnishes a properly completed and executed IRS Form W-9, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding tax rules.

Tax Consequences of the Ownership and Disposition of Chord Shares to Non-U.S. Holders

Distributions

Distributions of cash or other property on Chord Shares, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from Chord's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed Chord's current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the Non-U.S. Holder's tax basis in Chord Shares and thereafter as capital gain from the sale or exchange of such Chord Shares. See "– Gain on Sale or Other Taxable Disposition of Chord Shares." Subject to the withholding requirements under FATCA and with respect to effectively connected dividends and backup withholding, each of which is discussed below, any distribution made to a Non-U.S. Holder on Chord Shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will not be subject to the withholding tax described in the prior paragraph and instead generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Chord Shares

Subject to the discussion below under "– Backup Withholding and Information Reporting," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of Chord Shares unless:

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

●	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

●	Chord Shares constitute United States real property interests by reason of Chord's status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Chord has advised Enerplus that it believes Chord is treated as a USRPHC for U.S. federal income tax purposes. As long as Chord Shares are "regularly traded on an established securities market" (within the meaning of the U.S. Treasury regulations), only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder's holding period for the Chord Shares, more than 5% of the Chord Shares will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of Chord Shares. If the Chord Shares were not considered to be regularly traded on an established securities market, each Non-U.S. Holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of Chord Shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of Chord Shares, including regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Any distributions paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Payments of dividends to a Non-U.S. Holder generally will not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of Chord Shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Chord Shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Chord Shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends on Chord Shares and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of Chord Shares, if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a Holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of Chord Shares paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in Chord Shares.

HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations, as applicable, to Shareholders. Shareholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement and of owning and disposing of Chord Shares to them with respect to their particular circumstances, including any associated filing requirements, in such jurisdictions. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

Interest of Experts, Certain Persons and Companies

The following persons and companies have prepared certain sections of this Information Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Person or Company	Nature of Relationship
Evercore	Authors of the Evercore Fairness Opinion
KPMG LLP	Auditors of Enerplus
PricewaterhouseCoopers LLP	Auditors of Chord
McDaniel & Associates Consultants Ltd.	Independent qualified reserves evaluator of Enerplus
Netherland, Sewell & Associates, Inc.	Independent qualified reserves evaluator of Enerplus
Netherland, Sewell & Associates, Inc.	Independent qualified reserves evaluator of Chord

To the knowledge of Enerplus, none of Evercore, McDaniel & Associates Consultants Ltd. or Netherland, Sewell & Associates, Inc. (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Common Shares or Chord Shares, as applicable, as at the date of the statement, report or valuation in question, and none of such persons is or is expected to be elected, appointed or employed as a director, officer or employee of Enerplus, Chord or of any associate or affiliate of Enerplus or Chord, as applicable.

KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all U.S. professional and regulatory standards.

PricewaterhouseCoopers LLP are the auditors of Chord and have confirmed with respect to Chord that they are independent within the meaning of U.S. federal Laws and applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Risk Factors

The completion of the Arrangement involves risks. In addition to the risk factors present in each of Enerplus' and Chord's businesses described under the heading "Risk Factors" and elsewhere in the Enerplus AIF and the Enerplus Annual MD&A, which are available on Enerplus' issuer profile on SEDAR+ at www.sedarplus.ca, on Enerplus' EDGAR profile at www.sec.gov, and on Enerplus' website at www.enerplus.com, and in the risk factors set forth in the Chord 10-K available on Chord's EDGAR profile at www.sec.gov, each of which is incorporated by reference in this Information Circular, Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution and are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and the documents filed by Chord and Enerplus pursuant to applicable Laws from time to time.

Risks Relating to the Arrangement

The combined company may not realize the anticipated benefits of the Arrangement and the integration of Enerplus and Chord may not occur as planned.

Enerplus and Chord are proposing to complete the Arrangement to realize certain benefits as described under "The Arrangement – Benefits of the Arrangement". The anticipated benefits will depend in part on whether Enerplus' and Chord's operations can be integrated in an efficient and effective manner. A significant number of operational and strategic decisions and certain staffing decisions with respect to integration of the two companies have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel, anticipated and unanticipated liabilities, and unanticipated costs (including substantial capital expenditures required by the integration) and the loss of key employees.

Following completion of the Arrangement, the combined company's operations could be adversely affected if, among other things, the combined company is not able to achieve the benefits expected to be realized in entering the Arrangement. In particular, the combined company may not be able to realize the anticipated strategic benefits and synergies from the Arrangement. Enerplus and Chord believe that the combination of the companies will provide a number of operational and financial benefits. However, achieving these goals assumes, among other things, the realization of the targeted cost synergies expected from the Arrangement. The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. In addition, the integration process could result in diversion of the attention of management and disruption of existing relationships with suppliers, employees, customers and other constituencies of each company.

As a result of these and other factors, it is possible that certain benefits expected from the combination of Enerplus and Chord may not be realized.

The Arrangement is subject to satisfaction or waiver of several conditions which may delay the Arrangement and could result in additional expenditures of money and resources or reduce the anticipated benefits.

The obligations of Enerplus and Chord to consummate the Arrangement are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of a number of conditions described in the Arrangement Agreement, including the approval by Chord Stockholders of the Stock Issuance Proposal, the approval and adoption of the Arrangement Resolution by the Shareholders, the approval of the Arrangement by the Court on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to the parties and receipt of the Regulatory Approvals. Many of the conditions to completion of the Arrangement are not within Enerplus' control and Enerplus cannot predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the termination date, it is possible that the Arrangement Agreement may be terminated.

Although the Parties have agreed to use reasonable best efforts, subject to certain limitations, to complete the Arrangement promptly, these and other conditions may fail to be satisfied. In addition, completion of the Arrangement may take longer and could cost more than we expect. The requirements for obtaining the Regulatory Approvals could delay the completion of the Arrangement for a significant period of time or prevent them from occurring. Any delay in completing the Arrangement may adversely affect the synergies and other benefits expected to be achieved if the Arrangement and the integration of businesses were to be completed within the expected timeframe.

The Arrangement Agreement may be terminated in certain circumstances.

Each of Enerplus and Chord has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either Enerplus or Chord provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, Enerplus and Chord each have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the other Party and its Subsidiaries, taken as a whole. There is no assurance that a Material Adverse Effect in respect of a Party will not occur before Closing, in which case Enerplus and Chord could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement".

Failure to complete the Arrangement could negatively impact the trading price of the Common Shares or otherwise adversely affect the Corporation's business. In addition, if the Arrangement Agreement is terminated, Enerplus will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management's attention away from the conduct of Enerplus' business.

Enerplus may be required to pay a termination fee if the Arrangement is not completed in certain circumstances and the size of such termination fee may discourage other parties from making an Enerplus Acquisition Proposal.

If the Arrangement is not completed in certain prescribed circumstances, Enerplus may be required, to pay a termination fee of $127 million to Chord in connection with the termination of the Arrangement Agreement. The payment of such a fee and failure to complete the Arrangement would adversely effect Enerplus and its financial position. Such termination fee may be payable to Chord in the event that the Arrangement Agreement is terminated in circumstances related to Enerplus pursuing possible alternative transaction to the Arrangement. The quantum of such termination fee may discourage other parties from making an Enerplus Acquisition Proposal, even if such a transaction could provide better value to Shareholders than the Arrangement.

Chord has the right to terminate the Arrangement Agreement for an alternative transaction.

Under the Arrangement Agreement, Chord is permitted to terminate the Arrangement Agreement prior to the receipt of approval of the Stock Issuance Proposal in the event of a Chord Superior Proposal, subject to certain prescribed conditions and payment of a termination fee of $240 million to Enerplus. The quantum of such termination fee may not be sufficient to discourage other parties from making a Chord Acquisition Proposal. In the event Chord terminates the Arrangement Agreement, here is no assurance that the Enerplus Board would be able to find an alternative transaction to the Arrangement, within a reasonable timeline or at all.

Enerplus and Chord may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all.

Completion of the Arrangement is subject, among other conditions, the receipt of, the HSR Clearance and the ICA Approval. See "The Arrangement – Other Approvals – Regulatory Matters".

Under the HSR Act and the rules promulgated thereunder, the Arrangement cannot be completed until the Parties have given notification and furnished information to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and until the applicable waiting period has expired or has been terminated. The waiting period under the HSR Act in connection with the Arrangement expired at 11:59 p.m. (Eastern time) on April 5, 2024.

At any time before or after consummation of the Arrangement, notwithstanding the expiration of the applicable waiting period under the HSR Act, the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any state could take such action under antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Arrangement or seeking the divestiture of substantial assets of Chord or Enerplus or their respective Subsidiaries or requiring Chord or Enerplus to license, or hold separate, assets or terminate existing relationships and contractual rights.

Under the Arrangement Agreement and with respect to the HSR Clearance only, Chord is not required, and Enerplus is not permitted, to take any Remedy Actions that would or would reasonably be expected to have a Material Adverse Effect on the business assets, financial condition or results of operations of Chord, Enerplus and their respective Subsidiaries, taken as a whole. Accordingly, there can be no certainty, nor can either Enerplus or Chord provide any assurance, that these conditions will be satisfied or, if satisfied, when or on which conditions they will be satisfied.

While the Arrangement is pending, Enerplus is restricted from taking certain actions.

The Arrangement Agreement restricts Enerplus from taking specified actions until the Arrangement is completed, without the consent of Chord. These restrictions may prevent Enerplus from pursuing attractive acquisitions, dispositions or other business opportunities that may arise prior to completion of the Arrangement.

If the Arrangement is not consummated by the Termination Date, either Enerplus or Chord may choose not to proceed with the Arrangement.

Absent certain circumstances, as set out in the Arrangement Agreement, either Enerplus or Chord may terminate the Arrangement Agreement if the Arrangement has not been completed by the Termination Date and the Parties do not mutually agree to extend the Arrangement Agreement. See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement".

Shareholders have Dissent Rights.

Registered Shareholders have the right to exercise Dissent Rights and demand cash payment of the fair value of their Common Shares by AcquireCo, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted, in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, which payment shall be reduced by the portion of the Additional Dividend that the applicable Shareholder has received (or is entitled to receive), if any. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on the combined company's financial condition and cash resources if the Arrangement is completed.

Enerplus and Chord will incur substantial transaction fees and costs in connection with the Arrangement.

Each of Enerplus and Chord has incurred and expects to incur additional material non-recurring expenses in connection with the Arrangement (regardless of whether the transactions contemplated by the Arrangement Agreement are consummated or not), including, among others, costs relating to negotiating the terms of the Arrangement Agreement and Plan of Arrangement, financial advisor, auditor and other legal fees, and fees incurred in obtaining their respective required shareholder and stockholder approvals and Court approval. Additional unanticipated costs may be incurred in the course of coordinating the businesses of the combined company after completion of the Arrangement. If the Arrangement is not consummated, Enerplus will be required to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement is abandoned, such as legal, accounting, financial advisory and printing fees. Such costs may be significant and could have an adverse effect on the Corporation's future results of operations, cash flows and financial condition.

The issuance of a significant number of Chord Shares could adversely affect the market price of Chord Shares and the market price and volume of Chord Shares may be volatile after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Chord Shares will be issued and available for trading in the public market. The increase in the number of Chord Shares may lead to sales of such Chord Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Chord Shares.

Further, the market price and volume of the Chord Shares may be volatile following completion of the Arrangement. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Chord Shares. As a result, you may suffer a loss on your investment. Many factors may impair the market for Chord Shares and the ability of investors to sell shares at an attractive price, and could also cause the market price and demand for Chord Shares to fluctuate substantially, which may negatively affect the price and liquidity of Chord Shares. Many of these factors and conditions are beyond the control of the combined company or the combined company shareholders.

The market price of Common Shares may be materially adversely affected.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. The trading prices of the Common Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including: (a) changes in the market price of the commodities that Enerplus sells and purchases; (b) current events affecting the economic situation in Canada, the United States and internationally; (c) trends in the global oil and gas industry; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects of Enerplus; (h) quarterly variations in operating results; and (i) the operating and share price performance of other companies, including those that investors may consider to be comparable.

Chord and Enerplus may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Arrangement.

Chord and Enerplus may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Chord or Enerplus seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Chord and Enerplus. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the combined company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the combined company's business, financial condition and results of operations.

The Consideration is fixed and will not be adjusted in the event of any change in either Enerplus' or Chord's respective share prices.

Upon closing of the Arrangement, each Shareholder (other than each Dissenting Shareholder) will receive consideration comprised of the Share Consideration and the Cash Consideration. The Consideration is fixed in the Arrangement Agreement other than in respect of dividends in excess of regular quarterly dividends and in excess of the Additional Dividend and will not be adjusted for changes in the market price of either the Common Shares or the Chord Shares. Changes in the price of the Chord Shares prior to the consummation of the Arrangement will affect the market value that Shareholders will be entitled to receive upon Closing for the Share Consideration. Share price changes may result from a variety of factors (many of which are beyond Enerplus' or Chord's control), including the risk factors identified herein as well as in the Enerplus AIF and Enerplus Annual MD&A, which are incorporated herein by reference and the Chord 10-K incorporated herein by reference, as more particularly set out in Appendix G – "Information Concerning Chord", respectively.

Shareholders will experience a reduced ownership percentage and voting power as a result of the Share Consideration.

In connection with the Arrangement, Chord is expected to issue approximately 20.7 million Chord Shares to current Shareholders. Immediately following completion of the Arrangement, assuming there are no Dissenting Shareholders and no adjustment to the Share Consideration, it is expected that Shareholders and Chord Stockholders will own approximately 33% and 67% of Chord, respectively, on a fully diluted basis. Accordingly, the issuance of Chord Shares to Shareholders will have the effect of reducing the percentage of equity and voting interest held by the Shareholders, compared to their current ownership of Enerplus. Consequently, Shareholders as a group will have less influence over the management and policies of the combined company than they currently exercise.

Enerplus might be a "passive foreign investment company," or "PFIC," which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If Enerplus is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, the U.S. Holder may be subject to adverse U.S. federal income tax consequences with respect to the disposition of Common Shares. Because the revenue production of Enerplus is uncertain, and because PFIC status is based on income, assets and operations for an entire taxable year, there can be no assurance that Enerplus will not be treated as a PFIC under the income or asset test for the current taxable year.

U.S. Holders should consult with and rely upon their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the subsection entitled "Certain U.S. Federal Income Tax Considerations" for a more detailed discussion.

Future dividends on Chord Shares and the repurchase of Chord Shares are uncertain.

There can be no assurance as to future dividends by Chord on the Chord Shares or the repurchase of Chord Shares, or the level thereof, if any, following completion of the Arrangement. Although Chord has paid cash dividends on Chord Shares in the past, Chord Stockholders have no contractual or other legal right to dividends that have not been declared and Chord may determine not to declare dividends in the future or may reduce the amount of dividends in the future. To the extent Chord has adequate cash on hand and cash flows from operations, it will consider declaring dividends or pursuing share repurchases. Payment of future dividends, if any, and the repurchase of Chord Shares following completion of the Arrangement, will be at the discretion of the Chord Board after taking into account various factors, including current financial condition, the tax impact of repatriating cash, operating results and current and anticipated cash needs. As a result, no assurance can be given that Chord will pay dividends to its stockholders or implement any repurchases of Chord Shares following completion of the Arrangement, or that the level of any future dividends or repurchases will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of Chord Shares.

Inflation could adversely impact the combined company's ability to control its costs, including its operating expenses and capital costs.

Although inflation was relatively low in past years, it has risen significantly since the second half of 2021. In addition, global and industry-wide supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. To the extent elevated inflation remains, the combined company may experience further cost increases for its operations, including oilfield services and equipment as increasing prices of oil, natural gas and natural gas liquids increased drilling activity in the areas of its operations, as well as increased labor costs. An increase in the prices of oil, natural gas and natural gas liquids may cause the costs of materials and services to rise. The combined company cannot predict any future trends in the rate of inflation, and a significant increase in inflation, to the extent the combined company is unable to recover higher costs through higher commodity prices and revenues, could negatively impact the combined company's business, financial condition and results of operation.

Uncertainties are inherent in prospective financial projections of any kind.

The references to financial projections in this Information Circular should not be regarded as an indication that Enerplus, Chord or their respective advisors or other representatives considered or consider such projections to be necessarily predictive of actual future performance or events, and such projections referenced in this Information Circular should not be relied upon as such.

Such projections were prepared by management of Enerplus and Chord, respectively, and are each based, in part, on certain information furnished by Enerplus and Chord, respectively, and speak as of the date that such projections were made. No independent accountants, including Enerplus' independent registered public accounting firm, KPMG LLP, or Chord's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited, reviewed, compiled, examined or performed any procedures with respect to unaudited prospective financial information for the purpose of it being referenced herein, and accordingly, no opinion is expressed or assurance provided with respect thereto for the purpose of this Information Circular. Accordingly, Shareholders are strongly cautioned not to place undue reliance, if any, on these projections and not to rely on these financial projections in making any decision regarding the Arrangement.

Pro forma information may not be indicative of Chord's financial condition or results following the Arrangement.

The unaudited pro forma information contained in this Information Circular is presented for illustrative purposes only as of its respective dates and may not be indicative of the financial condition or results of operations of Chord following completion of the Arrangement for several reasons. The pro forma information has been derived from the respective historical financial statements of Enerplus and Chord, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma information does not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change of control provisions that are currently not factually supportable and/or likely to occur. Therefore, the pro forma information contained herein is presented for informational purposes only and is not necessarily indicative of what the combined business' actual financial condition or results of operations would have been had the Arrangement been completed on the date anticipated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information. See "Information Concerning the Combined Company".

Completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Enerplus is a party.

The completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Enerplus is a party. If Enerplus is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Enerplus is able to negotiate waivers or consents, the counterparties may require a fee for such waivers or consents, or may seek to renegotiate such agreements on terms less favourable to Enerplus or the combined company.

The Chord Shares to be received by Shareholders as a result of the Arrangement will have different rights from the Common Shares.

Chord is a Delaware corporation. Enerplus is a corporation existing under the ABCA. Following completion of the Arrangement, Shareholders will become Chord Stockholders and their rights as stockholders will be governed by the Chord's Certificate of Incorporation, the Chord Bylaws and DGCL. Certain of the rights associated with Chord Shares under DGCL are different from the rights associated with Common Shares under the ABCA. See "Comparison of Rights of Shareholders and Chord Stockholders" in Appendix H to this Information Circular for a discussion of the different rights associated with Chord Shares and Common Shares.

There are risks related to the application and interpretation of income tax Laws and there are tax consequences applicable to Shareholders and the combined company as a result of the Arrangement.

There can be no assurance that the applicable taxing authority will agree with the Canadian or U.S. federal income tax consequences of the Arrangement, as set forth in this Information Circular. Furthermore, there can be no assurance that applicable income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to the combined company and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how Chord or Enerplus calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect the combined company, its share price or the dividends or other payments to be paid to Chord Stockholders following completion of the Arrangement.

The Arrangement is generally expected to be a taxable transaction for Shareholders for Canadian and U.S. federal income tax purposes, and each Shareholder is urged to consult their own tax advisor. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

Other Risks

Whether or not the Arrangement is completed, Enerplus and Chord will continue to face many of the risks that they currently face with respect to their respective business and affairs. For a description of these risk factors see "Risk Factors" in the Enerplus AIF, the Enerplus Annual MD&A and the Chord 10-K, each of which is incorporated by reference herein.

Information Concerning Enerplus

Enerplus is an independent North American oil and gas exploration and production company whose current activities are concentrated in the United States, particularly in the states of North Dakota Pennsylvania and Colorado. See Appendix F – "Information Concerning Enerplus".

Information Concerning Chord

Chord is an independent exploration and production company incorporated under and governed by the Laws of the State of Delaware and headquartered in Houston, Texas. Chord is engaged in the acquisition, exploration, development and production of crude oil, NGLs and natural gas with quality and sustainable long-lived assets in the Williston Basin. The Chord Shares are listed for trading on the NASDAQ under the symbol "CHRD". See Appendix G – "Information Concerning Chord".

Information Concerning AcquireCo

AcquireCo is an unlimited liability corporation organized and existing under the laws of the Province of Alberta, Canada incorporated under the ABCA on February 19, 2024. AcquireCo is a wholly-owned subsidiary of Chord formed solely for the purpose of effecting the Arrangement.

Information Concerning the Combined Company

Following completion of the Arrangement, Chord will continue to be the publicly traded parent company of the combined business, with the Chord Shares traded on the NASDAQ, and Enerplus will indirectly, through AcquireCo, be a wholly-owned subsidiary of Chord.

In addition, Chord will become a reporting issuer in each of the provinces and territories of Canada by virtue of the completion of the Arrangement with Enerplus. Subject to certain exceptions, Chord will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Chord to file reports with respect to trades of Chord securities, provided Chord complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Chord files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the Exchange Act.

Combined Company Capital Structure

At the Chord Meeting, Chord is proposing to amend the Chord Charter to increase the number of authorized Chord Shares from 120,000,000 Chord Shares to 240,000,000 Chord Shares, subject to and conditioned on Closing (the "Chord Charter Amendment Proposal"). Approval of the Chord Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the voting power of Chord Shares entitled to vote thereon. If the Chord Stockholders approve the Chord Charter Amendment Proposal at the Chord Meeting, the combined company will be authorized to issue up to 240,000,000 Chord Shares (inclusive of any Chord Shares already issued and outstanding). The number of issued and outstanding capital stock of the combined company will increase following completion of the Arrangement as a result of the issuance of approximately 20,679,910 Chord Shares pursuant to the Arrangement. Following completion of the Arrangement, it is estimated that there will be approximately 62,229,012 Chord Shares issued and outstanding.

Except as provided by Law, Chord Stockholders are entitled to one vote for each Chord Share held of record on all matters on which stockholders are generally entitled to vote and do not have cumulative voting rights. Subject to applicable Law and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Chord Stockholders out of funds legally available therefor at such times and in such amounts as the Chord Board, in its discretion, shall determine. In the event of any liquidation, dissolution or winding-up of Chord's affairs, Chord Stockholders will be entitled to share rateably in Chord's assets that are remaining after payment or provision for payment of all of Chord's debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Selected Combined Operational Information

The combined company will be engaged in the acquisition, exploration, development and production of crude oil, NGLs and natural gas, with interests in properties in North Dakota, Montana, Pennsylvania and Colorado. The combined company is expected to hold aggregate property interests in approximately 1.3 million net acres, with 98% of such property interests and over 90% of production anticipated to be comprised of the combined assets of Enerplus and Chord in the Williston Basin located in North Dakota.

The following is a summary of selected Chord, Enerplus and combined operational information for the combined company after giving effect to the completion of the Arrangement for the dates and periods indicated. Important information concerning the oil and natural gas properties and operations of Chord and Enerplus is contained in the Chord 10-K for the year and the Enerplus AIF, respectively, each of which is incorporated by reference herein. Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by those documents incorporated by reference herein.

The following table sets forth certain information in respect of the net production (after deduction of royalties) of Chord and Enerplus for the year ended December 31, 2023 and holdings of developed and undeveloped land as at December 31, 2023.

			Enerplus and Chord
	Chord	Enerplus	Combined
	As of and for the year	As of and for the year	As of and for the year
	ended	ended	ended
	December 31, 2023	December 31, 2023	December 31, 2023
Average Daily Net Production
Crude oil (bbls/d)	99,801	50,779	150,580
NGLs (bbls/d)	35,746	11,429	47,175
Natural gas (Mcf/d)	227,268	226,840	454,108
Total average daily production (boe/d)	173,425	100,015	273,440

Acreage
Developed acres (gross)	1,372,678	408,463	1,781,141
Undeveloped acres (gross)	141,986	49,102	191,088
Total acres (gross)	1,514,664	457,565	1,972,229

Developed acres (net)	954,525	272,508	1,227,033
Undeveloped acres (net)	75,342	28,636	103,978
Total acres (net)	1,029,867	301,144	1,331,011

Principal Holders of Chord Shares

After giving effect to the Arrangement and based on certain assumptions, to the knowledge of the directors and executive officers of Enerplus and Chord, no Person will beneficially own, or exercise control or direction over, directly or indirectly, Chord Shares carrying 10% or more of the voting rights attached to the Chord Shares.

Dividends

Each of Enerplus and Chord have historically paid dividends in recent years. Enerplus currently has established a dividend policy of paying quarterly dividends to Shareholders on the 15th day each March, June, September and December. In 2023, Enerplus paid an aggregate amount of cash dividends of $0.23 per Common Share. In 2023, Chord paid an aggregate amount of cash dividends of $11.88 per Chord Share, including base dividends of $5.00 per Chord Share and variable dividends of $6.88 per Chord Share. Future dividends of the combined company will depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that the board of directors of the combined company deems relevant.

Directors and Executive Officers of Chord After the Arrangement

Board of Directors

Pursuant to the Arrangement Agreement, at the Effective Time, the combined company's board of directors will be comprised of eleven members, of whom: (i) seven directors will be designated by Chord, which designees shall be Daniel E. Brown, the current President and Chief Executive Officer of Chord, and the following six independent directors: Susan M. Cunningham, Douglas E. Brooks, Samantha F. Holroyd, Kevin S. McCarthy, Anne Taylor and Marguerite N. Woung-Chapman, and (ii) four directors will be designated from the existing Enerplus Board, which designees shall be Ms. Hilary Foulkes, the current Chair of the Enerplus Board, Mr. Ian C. Dundas, a current director and the President and Chief Executive Officer of Enerplus, and the following two independent directors: Ward Polzin and Jeffrey Sheets. Susan M. Cunningham will continue as the chair of the Chord Board.

Information about the members of the combined company board of directors who are currently directors of Enerplus is in the Enerplus AIF, which is incorporated by reference in this Information Circular. Information about the members of the combined company board of directors who are currently directors of Chord is in Chord's proxy statement filed on Schedule 14A and dated March 19, 2024, which is incorporated by reference in this Information Circular. The members of the board of directors of the combined company will hold office until the first annual meeting of Chord Stockholders after the Arrangement Agreement, or until their respective successors have been duly elected or appointed.

Executive Officers

Following completion of the Arrangement, Mr. Daniel E. Brown, the current President and Chief Executive Officer of Chord, will continue to serve as President and Chief Executive Officer of the combined company, and Mr. Ian C. Dundas, the current President and Chief Executive Officer of Enerplus, will be appointed as advisor to the Chief Executive Officer of Chord. The remainder of the combined company's leadership team will be comprised of Chord's current executive officers, including Mr. Michael Lou, Chord's Executive Vice President, Chief Strategy Officer and Chief Commercial Officer, Mr. Richard Robuck, Chord's Executive Vice President and Chief Financial Officer, Mr. Darrin Henke, Chord's Executive Vice President and Chief Operating Officer, and Ms. Shannon Kinney, Chord's Executive Vice President, Chief Administrative Officer and General Counsel, each of whom will continue to serve in their respective capacities.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of the combined company, nor any of their associates or affiliates is indebted to Enerplus or Chord, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Enerplus or Chord.

Auditors, Transfer Agent and Registrar

Auditors

Following the Arrangement, the auditors of Chord will be PricewaterhouseCoopers LLP, at their principal offices of Houston, Texas, which are the current auditors of Chord.

Registrar and Transfer Agent

Computershare Trust Company N.A. will continue to be the registrar and transfer agent for the Chord Shares following the Arrangement.

Material Contracts

Other than as disclosed in this Information Circular or in the documents incorporated by reference herein with respect to Enerplus and Chord, there are no contracts to which the combined business will be a party to following completion of the Arrangement that can reasonably be regarded as material to a proposed investor, other than contracts entered into by Enerplus and Chord in the ordinary course of business. For a description of the material contracts of Enerplus and Chord, please refer to the Enerplus AIF and the Chord 10-K, each of which is incorporated by reference in this Information Circular. See Appendix F – "Information Concerning Enerplus" and Appendix G – "Information Concerning Chord".

Risk Factors

Holding or making an investment in Chord Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular with respect to the businesses and operations of each of Enerplus and Chord, respectively, the proposed combination of Enerplus and Chord in connection with the Arrangement is subject to certain risks. See "Risk Factors". Shareholders should carefully consider such risk factors related to the Arrangement.

Unaudited Pro Forma Condensed Combined Financial Statements

On February 21, 2024, Chord entered into an Arrangement Agreement with Enerplus, pursuant to which, among other things, Chord has agreed to acquire Enerplus in a stock-and-cash transaction, subject to satisfaction of certain closing conditions. The transaction will be effected by way of a Canadian plan of arrangement under the ABCA. Under the terms of the Arrangement Agreement, Shareholders (other than Dissenting Shareholders), will receive 0.10125 of a Chord Share and $1.84 in cash, in exchange for each Common Share held at the Closing. The Closing is subject to certain conditions, including, among others, (i) the approval of the Arrangement Resolution at the Meeting, (ii) the Chord Stockholder Approval, (iii) the approval of the Arrangement by the Court on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to the parties, (iv) the authorization for listing of Chord Shares issuable pursuant to the Arrangement Agreement on the NASDAQ, (v) the absence of any Law or Order prohibiting the consummation of the Arrangement and (vi) the receipt of all requisite regulatory clearances or approvals. These closing conditions may not be fulfilled in a timely manner or at all, and, accordingly, the Arrangement may not be completed.

Chord and Enerplus prepare their respective financial statements in accordance with U.S. GAAP. In accordance with FASB ASC 805, Business Combinations, Chord will be treated as the acquirer for accounting purposes and will account for the Arrangement as an acquisition of a business.

The unaudited pro forma condensed combined balance sheet at December 31, 2023 was prepared as if the Arrangement had occurred on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 was prepared as if the Arrangement had occurred on January 1, 2023. The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Chord and Enerplus.

The unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by Chord's management; accordingly, actual results could differ materially from the pro forma information. Significant estimates and assumptions include, but are not limited to, the timing of close of the Arrangement, the preliminary purchase price allocation and the price of Chord Shares at Closing. Management believes that the assumptions used to prepare the unaudited pro forma condensed combined financial statements and accompanying notes provide a reasonable and supportable basis for presenting the significant estimated effects of the Arrangement. The following unaudited pro forma condensed combined statement of operations does not purport to represent what Chord's results of operations would have been if the Arrangement had occurred on January 1, 2023. The unaudited pro forma condensed combined balance sheet does not purport to represent what Chord's financial position would have been if the Arrangement had occurred on December 31, 2023. The unaudited pro forma condensed combined financial statements should be read together with Chord's audited historical consolidated financial statements and related notes included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 26, 2024, and Enerplus' audited historical consolidated financial statements and related notes filed on SEDAR+ on February 21, 2024 and included in its Annual Report on Form 40-F for the fiscal year ended December 31, 2023, filed with the SEC on February 21, 2024.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur ("Management's Adjustments"). Chord has elected not to present Management's Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Chord Energy Corporation

Pro Forma Condensed Combined Balance Sheet (Unaudited)
As of December 31, 2023

(In thousands)

	As Reported	Enerplus As Adjusted – Note 2	Transaction Accounting Adjustments – Note 3		Pro Forma Combined Chord
ASSETS
Current assets
Cash and cash equivalents	$317,998	$66,731	$(540,329)	(a)	$-
			155,600	(b)
Accounts receivable, net	943,114	268,433	1,074	(c)	1,212,621
Inventory	72,565	4,442	-		77,007
Prepaid expenses	42,450	15,175	(8,784)	(c)	48,841
Derivative instruments	37,369	3,161	-		40,530
Other current assets	11,055	25,342	-		36,397
Total current assets	1,424,551	383,284	(392,439)		1,415,396
Property, plant and equipment
Oil and gas properties (successful efforts method)	6,320,243	7,758,278	(3,457,364)	(a)	10,621,157
			-	(c)
Other property and equipment	49,051	102,131	(92,585)	(a)	58,597
Less: accumulated depreciation, depletion and amortization	(1,054,616)	(6,339,181)	6,339,181	(a)	(1,054,616)
Total property, plant and equipment, net	5,314,678	1,521,228	2,789,232		9,625,138
Derivative instruments	22,526	-	-		22,526
Investment in unconsolidated affiliate	100,172	-	-		100,172
Long-term inventory	22,936	5,257	-		28,193
Operating right-of-use assets	21,343	24,996	-		46,339
Deferred tax assets	-	133,023	(133,023)	(d)	-
Goodwill	-	-	793,586	(a)	793,586
Other assets	19,944	688	-		20,632
Total assets	$6,926,150	$2,068,476	$3,057,356		$12,051,982

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$34,453	$27,724	$-		$62,177
Revenues and production taxes payable	604,704	210,152	-		814,856
Accrued liabilities	493,381	147,794	18,334	(a)	717,114
			40,000	(e)
			13,105	(f)
			4,500	(g)
Current portion of long-term debt	-	80,600	-		80,600
Accrued interest payable	2,157	-	-		2,157
Derivative instruments	14,209	-	-		14,209
Advances from joint interest partners	2,381	-	-		2,381
Current operating lease liabilities	13,258	12,087	-		25,345
Other current liabilities	916	-	-		916
Total current liabilities	1,165,459	478,357	75,939		1,719,755
Long-term debt	395,902	105,429	(70,629)	(a)	586,302
			155,600	(b)
Deferred tax liabilities	95,322	117,556	820,261	(d)	1,033,139
Asset retirement obligations	155,040	125,452	(32,434)	(a)	248,058
Derivative instruments	717	-	-		717
Operating lease liabilities	18,667	14,333	-		33,000
Other liabilities	18,419	-	-		18,419
Total liabilities	1,849,526	841,127	948,737		3,639,390
Commitments and contingencies

Stockholders' equity
Common stock	456	2,692,053	(2,691,846)	(a)	663
Treasury stock	(493,289)	-	-		(493,289)
Additional paid-in capital	3,608,819	44,499	3,348,867	(a)	7,002,185
Retained earnings	1,960,638	(1,207,862)	1,207,862	(a)	1,903,033
			(40,000)	(e)
			(13,105)	(f)
			(4,500)	(g)
Accumulated other comprehensive loss	-	(301,341)	301,341	(a)	-
Total stockholders' equity	5,076,624	1,227,349	2,108,619		8,412,592
Total liabilities and stockholders' equity	$6,926,150	$2,068,476	$3,057,356		$12,051,982

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Chord Energy Corporation

Pro Forma Condensed Combined Statement of Operations (Unaudited)

Year Ended December 31, 2023

(In thousands, except per share data)

	As Reported	Enerplus As Adjusted – Note 2	Transaction Accounting Adjustments – Note 3		Pro Forma Combined Chord
Revenues
Oil, NGL and gas revenues	$3,132,411	$1,663,016	$-		$4,795,427
Purchased oil and gas sales	764,230	-	-		764,230
Total revenues	3,896,641	1,663,016	-		5,559,657
Operating expenses
Lease operating expenses	658,938	272,747	-		931,685
Gathering, processing and transportation expenses	180,219	262,506	-		442,725
Purchased oil and gas expenses	761,325	-	-		761,325
Production taxes	260,002	135,131	-		395,133
Depreciation, depletion and amortization	598,562	377,495	274,631	(a)	1,250,688
General and administrative expenses	126,319	65,664	23,342	(b)	272,930
			40,000	(c)
			13,105	(d)
			4,500	(e)
Exploration and impairment	35,330	-	-		35,330
Total operating expenses	2,620,695	1,113,543	355,578		4,089,816
Gain (loss) on sale of assets, net	(2,764)	-	-		(2,764)
Operating income	1,273,182	549,473	(355,578)		1,467,077
Other income (expense)
Net gain on derivative instruments	63,182	31,317	-		94,499
Net gain from investment in unconsolidated affiliate	21,330	-	-		21,330
Interest expense, net of capitalized interest	(28,630)	(15,120)	(2,039)	(f)	(45,789)
Other income	9,964	1,760	-		11,724
Total other income (expense), net	65,846	17,957	(2,039)		81,764
Income from continuing operations	1,339,028	567,430	(357,617)		1,548,841
Income tax (expense)	(315,249)	(111,354)	85,828	(g)	(340,775)
Net income from continuing operations	$1,023,779	$456,076	$(271,789)		$1,208,066
Earnings from continuing operations per share:
Basic	$24.59				$19.43	(h)
Diluted	$23.51				$18.85	(h)
Weighted average shares outstanding:
Basic	41,490	-	-		62,170	(h)
Diluted	43,398	-	-		64,078	(h)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management's Adjustments. Chord has elected not to present Management's Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

On February 21, 2024, Chord entered into the Arrangement Agreement with Enerplus, pursuant to which, among other things, Chord has agreed to acquire Enerplus in a stock-and-cash transaction, subject to satisfaction of certain closing conditions. The transaction will be effected by way of a plan of arrangement under the ABCA. Under the terms of the Arrangement Agreement, Shareholders (other than Dissenting Shareholders), will receive 0.10125 of a Chord Share and $1.84 in cash in exchange for each Common Share held at the Closing. The Arrangement will be accounted for using the acquisition method of accounting using the accounting guidance in FASB ASC 805, Business Combinations, with Chord treated as the accounting acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial information and are subject to revision based on a final determination of fair value as of the Effective Date. Differences between preliminary estimates and the final allocation of the consideration to be paid may have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet at December 31, 2023 was prepared as if the Arrangement had occurred on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 was prepared as if the Arrangement had occurred on January 1, 2023. The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Chord and Enerplus.

The unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by management; accordingly, actual results could differ materially from the pro forma information. Management believes the assumptions provide a reasonable and supportable basis for presenting the estimated significant effects of the transactions described above. These unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and may or may not provide an indication of results in the future.

2. Arrangement Reclassification Adjustments

Certain reclassifications have been made in the historical presentation of Enerplus' financial statements to conform to Chord's historical presentation.

Balance Sheet

		Balance Sheet
		As of December 31, 2023
		(In thousands)
		Enerplus	Reclassification			Enerplus
Enerplus Caption	Chord Caption	Historical	Adjustments	Ref.		As Adjusted
Current Assets
Cash and cash equivalents	Cash and cash equivalents	$66,731	$-			$66,731
Accounts receivable, net of allowance for doubtful accounts	Accounts receivable, net	268,433	-			268,433
	Inventory	-	4,442	(i)		4,442
	Prepaid expenses	-	15,175	(i)		15,175
Derivative financial assets	Derivative instruments (current asset)	3,161	-			3,161
Other current assets	Other current assets	44,959	(19,617)	(i)		25,342
Total current assets		383,284	-			383,284
Property and equipment:
Crude oil and natural gas properties (full cost method)	Oil and gas properties (successful efforts method)	1,511,682	6,246,596	(ii)		7,758,278
Other capital assets	Other property and equipment	9,546	92,585	(iii)		102,131
Total property and equipment		1,521,228	6,339,181			7,860,409
	Less: accumulated depreciation, depletion and amortization	-	(6,339,181)	(ii)	(iii)	(6,339,181)
Total property and equipment, net		1,521,228	-			1,521,228
	Derivative instruments	-	-			-
	Investment in unconsolidated affiliate	-	-			-
	Long-term inventory	-	5,257	(iv)		5,257
Right-of-use assets	Operating right-of-use assets	24,996	-			24,996
Deferred income tax asset	Deferred tax assets	133,023	-			133,023
Other long-term assets	Other assets	5,945	(5,257)	(iv)		688
Total assets		$2,068,476	$-			$2,068,476

Current liabilities
Accounts payable	Accounts payable	$385,670	$(357,946)	(v)		$27,724
	Revenues and production taxes payable	-	210,152	(v)		210,152
	Accrued liabilities	-	147,794	(v)		147,794
	Accrued interest payable	-	-			-
Derivative financial liabilities	Derivative instruments (current liability)	-	-			-
	Advances from joint interest partners	-	-			-
Current portion of lease liabilities	Current operating lease liabilities	12,087	-			12,087
Current portion of long-term debt	Other current liabilities	80,600	-			80,600
Total current liabilities		478,357	-			478,357
Long-term debt	Long-term debt	105,429	-			105,429
Deferred income tax liability	Deferred tax liabilities	117,556	-			117,556
Asset retirement obligation	Asset retirement obligations	125,452	-			125,452
	Derivative instruments (long-term liability)	-	-			-
Lease liabilities	Operating lease liabilities	14,333	-			14,333
	Other liabilities	-	-			-
Total liabilities		841,127	-			841,127

Equity
Share capital	Common stock	2,692,053	-			2,692,053
	Treasury stock	-	-			-
Paid-in capital	Additional paid-in capital	44,499	-			44,499
Accumulated deficit	Retained earnings	(1,207,862)	-			(1,207,862)
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(301,341)	-			(301,341)
Total equity		1,227,349	-			1,227,349
Total liabilities and equity		$2,068,476	$-			$2,068,476

(i)	Represents the reclassification of balances contained in "Other current assets" on Enerplus' historical balance sheet into "Inventory" and "Prepaid expenses" to conform to Chord's balance sheet presentation.
(ii)	Represents the reclassification of balances contained in "Crude oil and natural gas properties (full cost method)" on Enerplus' historical balance sheet into "Less: accumulated depreciation, depletion and amortization" to conform to Chord's balance sheet presentation.
(iii)	Represents the reclassification of balances contained in "Other capital assets" on Enerplus' historical balance sheet into "Less: accumulated depreciation, depletion and amortization" to conform to Chord's balance sheet presentation.
(iv)	Represents the reclassification of balances contained in "Other long-term assets" on Enerplus' historical balance sheet into "Long-term inventory" to conform to Chord's balance sheet presentation.
(v)	Represents the reclassification of balances contained in "Accounts payable" on Enerplus' historical balance sheet into "Revenues and production taxes payable" and "Accrued liabilities" to conform to Chord's balance sheet presentation.

Statement of Operations

		Statement of Operations
		Year Ended December 31, 2023
		(In thousands)
		Enerplus	Reclassification			Enerplus
Enerplus Caption	Chord Caption	Historical	Adjustments	Ref.		As Adjusted
Revenues
Crude oil and natural gas sales	Oil, NGL and gas revenues	$1,663,016	$-			$1,663,016
	Purchased oil and gas sales	-	-			-
Commodity derivative instruments gain/(loss)	Other services revenues	31,317	(31,317)	(i)		-
	Total operating revenues	1,694,333	(31,317)			1,663,016
Expenses
Operating	Lease operating expenses	389,677	(116,930)	(ii)		272,747
Transportation	Gathering, processing and transportation expenses	145,576	116,930	(ii)		262,506
	Purchased oil and gas expenses	-	-			-
Production taxes	Production taxes	135,131	-			135,131
General and administrative	General and administrative expenses	65,664	-			65,664
Depletion, depreciation, accretion, and impairment	Depreciation, depletion and amortization	377,495	-			377,495
Interest		17,597	(17,597)	(iii)		-
Foreign exchange (gain)/loss		60	(60)	(iv)		-
Transaction costs and other expense/(income)		(4,297)	4,297	(v)		-
	Exploration and impairment	-	-			-
	Total operating expenses	1,126,903	(13,360)			1,113,543
	Gain on sale of assets, net	-	-			-
	Operating income	567,430	(17,957)			549,473

	Net gain (loss) on derivative instruments	-	31,317	(i)		31,317
	Net gain from investment in unconsolidated affiliate	-	-			-
	Interest expense, net of capitalized interest	-	(15,120)	(iii)	(v)	(15,120)
	Other income (expense)	-	1,760	(iv)	(v)	1,760
	Total other income (expense), net	-	17,957			17,957
Income/(Loss) Before Taxes	Income from continuing operations	567,430	-			567,430
Income tax expense (benefit)
Current income tax expense/(recovery)	Income tax (expense) benefit	27,183	84,171	(vi)	(vii)	(111,354)
Deferred income tax expense/(recovery)		84,171	(84,171)	(vi)		-
	Total income tax expense (benefit)	111,354	-			(111,354)
Net Income/(Loss)	Net income attributable to Chord	$456,076	$-			$456,076

(i)	Represents the reclassification of balances contained in "Commodity derivative instruments gain/(loss)" on Enerplus' historical income statement into "Net gain (loss) on derivative instruments" to conform to Chord's income statement presentation.
(ii)	Represents the reclassification of balances contained in "Operating" on Enerplus' historical income statement into "Gathering, processing and transportation expenses" to conform to Chord's income statement presentation.

(iii)	Represents the reclassification of balances contained in "Interest" on Enerplus' historical income statement into "Interest expense, net of capitalized interest" to conform to Chord's income statement presentation.
(iv)	Represents the reclassification of balances contained in "Foreign exchange (gain)/loss" on Enerplus' historical income statement into "Other income (expense)" to conform to Chord's income statement presentation.
(v)	Represents the reclassification of balances contained in "Transaction costs and other expense/(income)" on Enerplus' historical income statement into "Interest expense, net of capitalized interest" and "Other income (expense)" to conform to Chord's income statement presentation.
(vi)	Represents the reclassification of balances contained in "Deferred income tax expense/(recovery)" on Enerplus' historical income statement into "Income tax (expense) benefit" to conform to Chord's income statement presentation.
(vii)	Represents the presentation of balances contained in "Current income tax expense/(recovery)" and "Deferred income tax expense/ (recovery)" on Enerplus' historical income statement as a negative value within "Income tax (expense) benefit" to conform to Chord's income statement presentation.

3. Arrangement Preliminary Acquisition Accounting and Pro Forma Adjustments and Assumptions

Balance Sheet

The unaudited pro forma condensed combined balance sheet at December 31, 2023 reflects the following adjustments:

(a)	As the accounting acquirer, Chord will account for the Arrangement using the acquisition method of accounting for business combinations in accordance with ASC 805. Chord's allocation of the preliminary estimated purchase price with respect to the Arrangement is based on estimates of, and assumptions related to, the fair value of assets to be acquired and liabilities to be assumed as of December 31, 2023, using currently available information. Because the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on the financial position and results of operations of the combined company may be materially different from the pro forma amounts included herein. Chord expects to finalize the purchase price allocation as soon as reasonably practical after completing the Arrangement, which will not extend beyond the one-year measurement period provided under ASC 805.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limiting to, the following:

●	Changes in the estimated fair value of the Share Consideration issued to Shareholders, based on the closing price of Chord Shares and the number of Common Shares outstanding and the number of validly exercised Dissent Rights by the Shareholders;

●	Changes in the estimated fair value of Enerplus' identifiable assets acquired and liabilities assumed as of the closing date of the Arrangement, which could result from changes in oil and natural gas commodity prices, reserve estimates, discount rates and other factors;

●	The tax basis of Enerplus' assets and liabilities as of the Effective Date; and

●	The factors described in the section entitled "Risk Factors".

The tables below represent the preliminary value of the consideration and its allocation to the net assets acquired (in thousands, except exchange ratio and per share amounts).

	Enerplus Shares Outstanding(1)		Exchange Ratio		Chord Converted Shares	Per Share Price(2)	Purchase Price Consideration
Legacy Common Shares issued and outstanding	204,246	x	0.10125	=	20,680	$164.10	$3,393,573
Plus: Cash consideration per eligible share of legacy Common Shares issued and outstanding	204,246					1.84	375,813
Plus: Cash consideration to settle legacy Enerplus awards							92,775
Plus: Cash consideration to payoff legacy Enerplus debt contemporaneously with close							65,741
Plus: Cash consideration to pay a retention bonus to legacy Enerplus employees							6,000
Preliminary Arrangement consideration							$3,933,902

(1)	The Enerplus shares outstanding consist of Common Shares issued and outstanding as of March 1, 2024.
(2)	The per share price applied to Common Shares issued and outstanding reflects the closing price per Chord Share as of March 14, 2024. The per share price attributable to the cash consideration is the cash consideration per share amount as stipulated in the Arrangement Agreement.

Preliminary Purchase Price Allocation
Assets Acquired
Cash and cash equivalents	$66,731
Accounts receivable, net	269,507
Inventory	4,442
Prepaid expenses	6,391
Derivative instruments (current asset)	3,161
Other current assets	25,342
Oil and gas properties (successful efforts method)	4,300,914
Other property and equipment	9,546
Long-term inventory	5,257
Operating right-of-use assets	24,996
Other assets	688
Total assets acquired	4,716,975
Liabilities Assumed
Accounts payable	27,724
Revenues and production taxes payable	210,152
Accrued liabilities	166,128
Current portion of long-term debt	80,600
Current operating lease liabilities	12,087
Long-term debt	34,800
Deferred tax liabilities	937,817
Asset retirement obligations	93,018
Operating lease liabilities	14,333
Total liabilities assumed	1,576,659
Net Assets Acquired	$3,140,316
Goodwill Acquired	793,586
Purchase price consideration	$3,933,902

The final value of the Consideration will be determined based on the actual number of Common Shares issued and outstanding and the market price of Chord Shares at the Closing. A 20% change in the closing price of Chord Shares, as compared to the March 14, 2024 closing price of $164.10, would increase or decrease the consideration by approximately $678.7 million, assuming all other factors are held constant. Chord anticipates that a change in the closing price of Chord Shares will primarily impact the value of oil and gas properties and could result in the recognition of goodwill or a bargain purchase gain in the purchase price allocation as of the Effective Date.

(b)	Represents the incremental borrowings of $155.6 million used to finance the Closing using Chord's existing revolving credit facility.

The amount of incremental borrowings reflected in the unaudited pro forma condensed combined financial statements represents the total cash necessary to effectuate the Arrangement less the sum of (i) the historical cash balance at Chord as of December 31, 2023 and (ii) the historical cash balance at Enerplus as of December 31, 2023. Depending upon the actual cash balances at Chord and Enerplus on the Effective Date, the actual amount of cash that Chord borrows will differ from the amount presented in the unaudited pro forma condensed combined financial statements as of December 31, 2023.

(c)	Represents the adjustment to align Enerplus' historical treatment of capital project prepayments with Chord's accounting policy. The impact to oil and gas properties (successful efforts method) is recorded through the preliminary fair value measurement of Enerplus' oil and gas properties acquired by Chord in tickmark (a).

(d)	Represents the adjustment to deferred income taxes to record the acquisition of a net deferred tax liability. This is primarily the result of the purchase price allocated to the acquired oil and gas properties in excess of their acquired tax basis. Additionally, represents the elimination of Enerplus' Canadian entities' historical deferred tax asset. The deferred tax adjustment assumes a forecasted blended statutory rate of 24.0%. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Arrangement.

(e)	Represents the accrual of $40.0 million of estimated transaction costs expected to be incurred by Chord subsequent to December 31, 2023. These transaction costs are preliminary estimates; the final amounts and the resulting effect on Chord's financial position may differ significantly.

(f)	Represents the accrual of $13.1 million in estimated severance costs expected to be incurred by Chord subsequent to December 31, 2023 payable to certain Enerplus officers whom will be terminated pursuant to the Arrangement.

(g)	Represents the accrual of $4.5 million of estimated employee bonuses payable to Chord employees. These bonuses are preliminary estimates; the final amounts and the resulting effect on Chord's financial position may differ significantly.

Statement of Operations

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 reflects the following adjustments:

(a)	Represents the incremental depreciation, depletion and amortization expense related to the assets acquired in the Arrangement, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for (i) the revision to the depletion rate reflecting the acquisition costs and the reserve volumes attributable to the acquired oil and gas properties and (ii) the difference in depletion methodology under the successful efforts method of accounting applied by Chord compared to the full cost method of accounting applied by Enerplus. The pro forma depletion rate attributable to the Arrangement was $17.53 per barrel of oil equivalent. This adjustment also includes an increase in accretion expense attributable to asset retirement obligations of $2.0 million due to Chord's higher credit-adjusted risk-free rate relative to Enerplus.

(b)	Represents the adjustment to expense certain historical costs originally capitalized by Enerplus under the full cost method of accounting to align with Chord's accounting policy under the successful efforts method of accounting.

(c)	Represents $40.0 million of estimated transaction costs expected to be incurred by Chord subsequent to December 31, 2023. These transaction costs are preliminary estimates; the final amounts and the resulting effect on Chord's results of operations may differ significantly. These costs are nonrecurring and will not affect Chord's statement of operations beyond 12 months after the Closing.

(d)	Represents $13.1 million in estimated severance costs expected to be incurred by Chord subsequent to December 31, 2023 payable to certain Enerplus officers whom will be terminated pursuant to the Arrangement. These costs are nonrecurring and will not affect Chord's statement of operations beyond 12 months after the Closing.

(e)	Represents $4.5 million of estimated employee bonuses payable to Chord employees. These bonuses are preliminary estimates; the final amounts and the remaining effect on Chord's results of operations may differ significantly. These costs are nonrecurring and will not affect Chord's statement of operations beyond 12 months after the Closing.

(f)	Represents the net increase to interest expense resulting from the (i) elimination of interest expense on Enerplus' bank credit facilities, (ii) incremental interest expense for the amortization of the fair value adjustment to Enerplus' senior notes assumed by Chord, (iii) reduction of interest expense to align with Chord's capitalized interest accounting policy, and (iv) incremental interest expense for borrowings on Chord's existing credit facility to finance the Closing, as follows:

Year Ended December 31, 2023 (In thousands)
Elimination of interest expense on Enerplus' bank credit facilities	$10,078
Incremental interest expense for amortization of remeasurement of legacy Enerplus' senior notes	(3,237)
Reduction of interest expense related to capitalized interest to align with Chord's accounting policy	2,168
Incremental interest expense for borrowings on Chord's revolving credit facility	(11,048)
Net transaction accounting adjustments to interest expense	$(2,039)

A 0.125% change in the variable interest rate of Chord's revolving credit facility or a $10 million change in the amount financed would increase or decrease interest expense presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 by $0.2 million and $0.7 million, respectively.

(g)	Represents the estimated income tax impact of the pro forma adjustments from the Arrangement at the estimated blended federal and state statutory rate of approximately 24.0% for the year ended December 31, 2023. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Arrangement.

(h)	The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023. As the Arrangement is being reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 as if it had occurred on January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable related to the Arrangement have been outstanding for the entire year.

Year Ended December 31, 2023 (In thousands, except per share data)
Pro forma net income	$1,208,066
Basic shares:
Chord shares outstanding (weighted average per statement of operations)	41,490
Chord shares issued in exchange for legacy Enerplus shares as part of consideration transferred	20,680
Pro forma weighted average common shares outstanding, basic	62,170
Diluted shares:
Pro forma weighted average shares outstanding, basic	62,170
Dilutive effect of shares convertible from Chord share based awards	944
Dilutive effect of shares convertible from Chord in-the-money warrants	964
Pro forma weighted average common shares outstanding, diluted	64,078
Earnings attributable to Chord per share, basic	$19.43
Earnings attributable to Chord per share, diluted	$18.85

Anti-dilutive weighted average common shares:
Potential common shares	3,709

4. Supplemental Pro Forma Crude Oil, Natural Gas and Natural Gas Liquids Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped crude oil, natural gas and NGLs reserves prepared as of December 31, 2023, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2023. The pro forma combined standardized measure of discounted future net cash flows relating to proved reserves as of December 31, 2023, as well as changes to the standardized measure for the year ended December 31, 2023, are also presented.

The pro forma combined reserve, production and standardized measure have been prepared in accordance with FASB ASC Topic 932 – Extractive Activities – Oil and Gas. Further, this pro forma combined reserves, production and standardized measure information gives effect to the Arrangement as if it had been completed on January 1, 2023; however, the proved reserves and standardized measures presented below represent the respective estimates made as of December 31, 2023, by Chord and Enerplus while they were separate companies. These estimates have not been updated for changes in development plans or other factors, which have occurred or may occur subsequent to December 31, 2023, or subsequent to the completion of the Arrangement. This pro forma information has been prepared for illustrative purposes and is not intended to be a projection of future results of the combined company. With respect to the disclosures below, the amounts were determined by referencing the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves" reported in Chord's Annual Report on Form 10-K and the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Crude Oil and Natural Gas Reserves Quantities" reported in Enerplus' Annual Report on Form 40-F for the year ended December 31, 2023; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the Annual Report on Form 10-K for Chord and the Annual Report on Form 40-F for Enerplus. See "Documents Incorporated by Reference" in Appendix F and Appendix G to this Information Circular.

	Crude Oil (Mbbl)
	Chord Historical	Enerplus Historical	Pro Forma Combined
Proved reserves
Net proved reserves at December 31, 2022	381,288	148,953	530,241
Revision of previous estimates	(38,073)	(14,905)	(52,978)
Extensions, discoveries and other additions	53,207	28,551	81,758
Sales of reserves in place	(3,999)	(952)	(4,951)
Purchase of reserves in place	12,375	-	12,375
Production	(36,427)	(18,532)	(54,959)
Net proved reserves at December 31, 2023	368,371	143,115	511,486
Proved developed reserves:
December 31, 2022	272,529	80,809	353,338
December 31, 2023	241,362	69,755	311,117
Proved undeveloped reserves:
December 31, 2022	108,759	68,144	176,903
December 31, 2023	127,009	73,360	200,369

	Natural Gas (MMcf)
	Chord Historical	Enerplus Historical	Pro Forma Combined
Proved reserves
Net proved reserves at December 31, 2022	814,926	877,468	1,692,394
Revision of previous estimates	(33,308)	(168,462)	(201,770)
Extensions, discoveries and other additions	62,273	40,173	102,446
Sales of reserves in place	(3,067)	(1,079)	(4,146)
Purchase of reserves in place	20,060	-	20,060
Production	(82,953)	(82,775)	(165,728)
Net proved reserves at December 31, 2023	777,931	665,325	1,443,256
Proved developed reserves:
December 31, 2022	689,651	624,988	1,314,639
December 31, 2023	640,180	519,714	1,159,894
Proved undeveloped reserves:
December 31, 2022	125,275	252,480	377,755
December 31, 2023	137,751	145,611	283,362

	NGLs (Mbbl)
	Chord Historical	Enerplus Historical	Pro Forma Combined
Proved reserves
Net proved reserves at December 31, 2022	138,451	27,100	165,551
Revision of previous estimates	(5,270)	675	(4,595)
Extensions, discoveries and other additions	15,046	4,303	19,349
Sales of reserves in place	(53)	(119)	(172)
Purchase of reserves in place	3,052	-	3,052
Production	(13,047)	(4,170)	(17,217)
Net proved reserves at December 31, 2023	138,179	27,789	165,968
Proved developed reserves:
December 31, 2022	115,227	16,342	131,569
December 31, 2023	105,702	15,038	120,740
Proved undeveloped reserves:
December 31, 2022	23,224	10,758	33,982
December 31, 2023	32,477	12,751	45,228

	Total (Mboe)
	Chord Historical	Enerplus Historical	Pro Forma Combined
Proved reserves
Net proved reserves at December 31, 2022	655,560	322,298	977,858
Revision of previous estimates	(48,894)	(42,307)	(91,201)
Extensions, discoveries and other additions	78,632	39,550	118,182
Sales of reserves in place	(4,563)	(1,251)	(5,814)
Purchase of reserves in place	18,770	-	18,770
Production	(63,300)	(36,498)	(99,798)
Net proved reserves at December 31, 2023	636,205	281,792	917,997
Proved developed reserves:
December 31, 2022	502,698	201,316	704,014
December 31, 2023	453,760	171,412	625,172
Proved undeveloped reserves:
December 31, 2022	152,862	120,982	273,844
December 31, 2023	182,445	110,380	292,825

The pro forma combined standardized measure of discounted future net cash flows relating to proved crude oil, natural gas and NGLs reserves as of December 31, 2023 are as follows:

	As of December 31, 2023 (In thousands)
	Chord Historical	Enerplus Historical	Pro Forma Combined
Future cash inflows	$31,882,940	$10,888,013	$42,770,953
Future production costs	(13,815,882)	(3,824,062)	(17,639,944)
Future development costs	(3,055,823)	(1,803,944)	(4,859,767)
Future income tax expense	(2,573,017)	(1,078,714)	(3,651,731)
Future net cash flows	12,438,218	4,181,293	16,619,511
10% annual discount for estimating timing of cash flows	(5,447,578)	(1,308,753)	(6,756,331)
Standardized measure of discounted future net cash flows	$6,990,640	$2,872,540	$9,863,180

The changes in the pro forma combined standardized measure of discounted future net cash flows relating to proved crude oil, natural gas and NGLs reserves as of December 31, 2023 are as follows:

	Year Ended December 31, 2023 (In thousands)
	Chord Historical	Enerplus Historical	Pro Forma Combined
January 1, 2023	$11,494,475	$5,529,264	$17,023,739
Net changes in prices and production costs	(6,138,846)	(4,590,215)	(10,729,061)
Net changes in future development costs	(92,072)	(505,114)	(597,186)
Sales of crude oil and natural gas, net	(2,033,251)	(992,632)	(3,025,883)
Extensions	864,249	879,358	1,743,607
Purchases of reserves in place	373,913	-	373,913
Sales of reserves in place	(75,097)	(24,617)	(99,714)
Revisions of previous quantity estimates	(1,142,960)	648,098	(494,862)
Previously estimated development costs incurred	574,607	531,061	1,105,668
Accretion of discount	1,445,215	588,421	2,033,636
Net change in income taxes	1,419,851	808,916	2,228,767
Changes in timing and other	300,556	-	300,556
December 31, 2023	$6,990,640	$2,872,540	$9,863,180

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation of proxies by or on behalf of management of Enerplus for use at the Meeting. The solicitation of proxies for use at the Meeting will be done primarily by mail and electronic means, but may also be solicited personally, by telephone, facsimile or other similar means by directors, officers, employees or agents of Enerplus. All costs of the solicitation will be borne by the Corporation. The Corporation may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting and pay customary fees for such services.

The Meeting is being called pursuant to the Interim Order to seek the requisite approvals of Shareholders to the Arrangement in accordance with Section 193 of the ABCA. See "The Arrangement", "The Arrangement – Procedural Steps for the Arrangement to Become Effective" and "Matters to be Considered at the Meeting".

The information set forth below generally applies to registered Shareholders. If you are a Beneficial Shareholder of Common Shares, see "Information for Beneficial Shareholders" at the front of this Information Circular.

If you have any questions about how to cast your vote, you may also contact our registrar and transfer agent, TSX Trust, by phone toll-free at 1-800-387-0825 or within Canada and the U.S. at 416-682-3860 or by email at shareholderinquiries@tmx.com.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered Shareholders. The Persons named in the enclosed form of proxy are directors and/or officers of Enerplus. A registered Shareholder has a choice of voting by proxy on the internet, by mail or by fax or by using the form of proxy provided by Enerplus to appoint another Person (who need not be a Shareholder) other than the Persons designated in the form of proxy provided by Enerplus to attend the Meeting and act for such Shareholder, or voting in person by attending the Meeting. If a Shareholder votes by proxy on the internet, by mail or by facsimile in advance of the Meeting, such Shareholder's vote will be counted, whether or not such Shareholder attends the Meeting. Even if a Shareholder attends the Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Meeting, the Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.

Shareholders are requested to date and sign the enclosed form of proxy and to deposit it with the Corporation's transfer agent, TSX Trust. In order to be valid and acted upon at the Meeting, forms of proxy must be received by TSX Trust not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

The Persons named in the enclosed form of proxy are directors and/or officers of Enerplus. Each Shareholder has the right to appoint a proxyholder other than such Persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field. Beneficial Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the form of proxy or voting instruction form provided by their intermediary or broker. In all cases, Shareholders must carefully follow the instructions set out in their form of proxy or voting instruction form, as applicable.

In addition to revocation in any other manner permitted by Law, a Shareholder who has given a proxy may revoke it at any time before it is exercised: (a) by instrument in writing executed by the Shareholder or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, in writing and deposited either with (i) TSX Trust, acting as scrutineer, at the office of TSX Trust designated in the accompanying Notice of Special Meeting of Shareholders and this Information Circular not later than 5:00 p.m. (Calgary time) on the last Business Day preceding the Meeting (or any adjournment(s) or postponement(s) thereof) or (ii) with the Chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof); or (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked. Only registered shareholders have the right to revoke a Form of Proxy at the Meeting. If you are a Beneficial Shareholder, contact your intermediary or broker to revoke your voting instructions.

It should be noted that the participation in person by a Shareholder in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by the Shareholder in respect of business covered by that vote.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, certain brokers who hold Common Shares on behalf of their clients do not have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding Common Shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters.

Proxy Voting

The Common Shares represented by an effective form of proxy will be voted for or against the Arrangement Resolution in accordance with the instructions specified therein. If a Shareholder returns the form of proxy but does not indicate how to vote its Common Shares, and does not appoint a Person other than the Persons designed on the form of proxy, the Common Shares will be voted FOR the approval of the Arrangement Resolution. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of Enerplus is not aware of any amendments, variations or other matters to come before the Meeting. If a Shareholder attends the Meeting and is eligible to vote on the Arrangement Resolution, such Shareholder can vote on such amendments, variations or other matters that properly come before the Meeting.

If a Shareholder receives more than one set of materials, it means that such Shareholder owns Common Shares that are registered under different names or addresses. Each form of proxy or voting instruction form received must be completed in accordance with the instructions provided therein.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of Enerplus as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary or broker, then in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of Enerplus. Such Common Shares will more likely be registered under the name of the Shareholder's intermediary or broker. If you are a Beneficial Shareholder and receive these materials through your intermediary or broker, please complete the form of proxy or voting instruction form provided to you by your intermediary or broker accordance with the instructions provided therein.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders. The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders and such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder's intermediary. The Corporation intends to pay for of an intermediary to deliver proxy-related materials to objecting Beneficial Shareholders.

If you have any questions or you need additional information, you should consult your financial, legal, tax or other professional advisor. If you have any questions about how to cast your vote, you may also contact our registrar and transfer agent, TSX Trust, by phone toll-free at 1-800-387-0825 or within Canada and the U.S. at 416-682-3860 or by email at shareholderinquiries@tmx.com.

For additional details, see "Information for Beneficial Shareholders" at the front of this Information Circular.

Exercise of Discretion of Proxy

The Common Shares represented by the instrument of proxy enclosed with the accompanying Notice of Meeting and this Information Circular will be voted for or against on any ballot that may be called for in accordance with the instructions of the Shareholder, but if no specification is made, they will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournments or postponements thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournments or postponements thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the Person voting the proxy at the Meeting. At the date of this Information Circular, management of Enerplus knows of no such amendments or variations or other matters to come before the Meeting.

The Persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution.

Voting Securities of Enerplus and Principal Holders Thereof

As at April 18, 2024 there are 204,246,025 Common Shares issued and outstanding. Each Common Share entitled to be voted at the Meeting entitles the holder thereof to one vote at the Meeting in respect of the Arrangement Resolution and to one vote on any other matters to be considered at the Meeting.

The Record Date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting is April 22, 2024. Enerplus will prepare, as of the close of business on the Record Date, a list of Shareholders entitled to receive the Notice of Special Meeting of Shareholders, showing the number of Common Shares held by each such Shareholder. Only Shareholders included in the list of Shareholders as at the Record Date are entitled to receive notice of the Meeting and vote those Common Shares. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, not later than two days before the Meeting of any shorter period that the Chair of the Meeting may permit, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting or any shorter period that the Chair of the Meeting may permit, such transferee shall be entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and executive officers of Enerplus, as of the date hereof, no Person or company beneficially owns, controls or directs, directly or indirectly, securities representing 10% or more of the voting rights attached to all of the outstanding Common Shares.

Quorum

The quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares entitled to vote at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. If the Meeting is adjourned for less than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for an aggregate of 30 days or more, notice of the rescheduled meeting will be given in the same manner as for an original meeting.

Procedure and Votes Required

The Interim Order provides that only Shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting.

The Interim Order provides, among other things:

(a)	the manner in which Shareholders will be entitled to receive notice and vote on the Arrangement Resolution and any other matters to be considered at the Meeting on the basis of one vote per each Common Share held;

(b)	that the requisite approval for the Arrangement Resolution shall be at least two-thirds of the votes cast on the Arrangement Resolution by holders of Common Shares present in person or represented by proxy at the Meeting;

(c)	that, in all other material respects, the terms, restrictions and conditions of the Corporation's articles and bylaws as in effect as of the entry into the Arrangement Agreement, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	for the grant of the Dissent Rights to the registered Shareholders in respect of the Arrangement as set forth in the Plan of Arrangement;

(e)	that the Record Date for Shareholders entitled to receive notice of and to vote at the Meeting is April 22, 2024, and will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by the Court or applicable Laws;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	the quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares entitled to vote at the Meeting, as more particularly described under the heading "– Quorum";

(h)	that, for purposes of the ABCA and consideration of the Arrangement Resolution, the Meeting may be adjourned or postponed from time to time by the Corporation (subject to the terms of the Arrangement Agreement) without the need for additional approval of the Court, and that notice of such adjournment or postponement may be given by such method as Enerplus determines is appropriate in the circumstances, and that, subject to the terms of the Arrangement Agreement, the time period required for any such adjournment or postponement shall be for such time period or periods as Enerplus deems advisable;

(i)	that Enerplus is authorized to make such amendments, revisions or supplements (the "Supplemental Information") to this Information Circular, form of proxy, Notice of Special Meeting, Letter of Transmittal and Notice of Originating Application, and other similar documents, subject to the provisions of the Arrangement Agreement, as it may determine, subject to the prior written consent of Chord (not to be unreasonably withheld, conditioned or delayed), or as is necessary to comply with Applicable Securities Laws (provided that Chord has been provided a reasonable opportunity to comment thereon and Enerplus has considered such comments in good faith), and Enerplus shall disclose such Supplemental Information (subject to the terms of the Arrangement Agreement), including any material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Enerplus (including without limitation, by press release, news release, newspaper advertisement or Form 6-K, as applicable, or by notice sent to the Shareholders by any of the means such meeting materials are otherwise sent to such holders); and without limiting the generality of the foregoing, if any material change or material fact (each within the meaning of Applicable Securities Laws) arises between the date of the Interim Order and the date of the Meeting, which change or fact, if known prior to the mailing of the applicable meeting document would have been disclosed in the applicable meeting document: (i) Enerplus shall advise Shareholders of the material change or material fact by disseminating a news release and making all requisite filings with the SEC and SEDAR+, as applicable, in accordance with Applicable Securities Laws and the policies of the TSX and NYSE; and (ii) provided that the foregoing news release describes the applicable material change or material fact in reasonable detail and no amendment to this Information Circular is required to be filed pursuant to Applicable Securities Laws, Enerplus shall not be required to deliver an amendment to its applicable meeting documents to the Shareholders, or otherwise give notice to the Shareholders, of the material change or material fact other than dissemination and filing of the foregoing news release;

(j)	that each Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order, as more particularly described under the heading "The Arrangement – Court Approvals – Final Order";

(k)	that it is Chord's intention that the Final Order will constitute the basis for an exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Chord Shares to be issued to Shareholders pursuant to the Arrangement; and

(l)	for such other matters as Chord and Enerplus may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

See also the full text of the Interim Order, which is attached to this Information Circular as Appendix B.

Depositary

TSX Trust will act as Depositary for the receipt of certificate(s) and/or DRS Advice(s) representing Common Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

No fee or commission is payable by any Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, Enerplus will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Arrangement.

QUESTIONS AND OTHER ASSISTANCE

If you are a Shareholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact your financial, legal, tax or other professional advisors.

APPROVAL BY THE DIRECTORS

The contents and sending of this Information Circular to the Shareholders has been approved by the Enerplus Board.

Appendix A

Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving, among others, Enerplus Corporation (the "Corporation"), Chord Energy Corporation ("Chord"), Spark Acquisition ULC ("AcquireCo") and the holders of common shares of the Corporation (the "Shareholders"), as more particularly described and set forth in the management information circular and proxy statement of Corporation dated April 23, 2024, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the "Plan of Arrangement") involving, among others, Corporation, Chord, AcquireCo and the Shareholders, the full text of which is set out as Exhibit B to the Arrangement Agreement dated effective as of February 21, 2024, among Corporation, Chord and AcquireCo (as may be modified or amended in accordance with its terms, the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of Corporation in approving the Arrangement Agreement, the Arrangement and any related transactions, and the actions of the directors and officers of Corporation in executing and delivering the Arrangement Agreement and any amendments or modifications thereto in accordance with its terms, are hereby ratified, approved and confirmed in all respects.

4.	The Corporation is hereby authorized to apply for a final order from the Court of King's Bench of Alberta to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

5.	Any one director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and to deliver to the Registrar under the ABCA for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

7.	Any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or advisable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix B

Interim Order

COURT FILE NUMBER	2403-07257

COURT OF KINGS BENCH OF ALBERTA

JUDICIAL CENTRE	EDMONTON

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENERPLUS CORPORATION, CHORD ENERGY CORPORATION, SPARK ACQUISITION ULC AND THE SHAREHOLDERS OF ENERPLUS CORPORATION

APPLICANT	ENERPLUS CORPORATION

RESPONDENTS	N/A

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	BLAKE, CASSELS & GRAYDON LLP 3500 Bankers Hall East 855 2nd Street S.W. Calgary, Alberta T2P 4J8

Attention:	Keith Marlowe, KC
Alyssa Duke

Telephone:	403-260-9632
403-260-9748

Email:	keith.marlowe@blakes.com
alyssa.duke@blakes.com

File Ref.:	89923/63

DATE ON WHICH ORDER WAS PRONOUNCED:	APRIL 23, 2024

LOCATION WHERE ORDER WAS PRONOUNCED:	EDMONTON

NAME OF JUSTICE WHO MADE THIS ORDER:	THE HONOURABLE JUSTICE M.J. LEMA

UPON the Originating Application (the "Originating Application") of Enerplus Corporation (the "Applicant") for an Order under Section 193(4) of the Business Corporations Act, RSA 2000, c B-9, as amended (the "ABCA") in respect of an arrangement under Section 193 of the ABCA;

AND UPON reading the Originating Application, the Affidavit of Ian C. Dundas, sworn on April 15, 2024 (the "Affidavit") and the documents referred to therein;

AND UPON being advised that notice of the Originating Application has been given to the Registrar appointed under Section 263 of ABCA;

AND UPON being advised that it is the intention of Chord Energy Corporation ("Chord") to rely on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of securities of Chord pursuant to the Arrangement (as defined below), based on the Courts approval of the Arrangement, which approval through the issuance of the Final Order (as defined below) will constitute the Courts determination of procedural and substantive fairness of the Arrangement;

AND UPON HEARING counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft information circular of the Applicant (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit; and

(b)	all references to "Arrangement" used herein mean the arrangement as set forth in the Plan of Arrangement attached as Exhibit B to the arrangement agreement dated February 21, 2024 (the "Arrangement Agreement") among the Applicant, Chord and Spark Acquisition ULC, a wholly-owned subsidiary of Chord ("AcquireCo" and, together with the Applicant and Chord, the "Arrangement Parties"), which Arrangement Agreement is attached as Appendix "C" to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.	The Arrangement Parties may proceed with the Arrangement, as described in the Affidavit.

2.	The Applicant shall seek approval of the Arrangement as described in the Information Circular by the holders (the "Shareholders") of common shares (the "Common Shares") of the Applicant in the manner set forth below.

The Shareholders’ Meeting

3.	The Applicant shall call and conduct a special meeting (the "Meeting") of Shareholders to be held in person at the offices of Blake, Cassels & Graydon LLP at 3500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta on or about May 24, 2024 at 10:00 a.m. (Calgary time).

4.	At the Meeting, or any adjournment or postponement thereof, the Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix "A" to the Information Circular (the "Arrangement Resolution") and such other business as may properly be brought before the Meeting, all as more particularly described in the Information Circular.

5.	A quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares entitled to vote at the Meeting.

6.	If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. If the Meeting is adjourned for less than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for an aggregate of 30 days or more, notice of the rescheduled meeting will be given in the same manner as for an original meeting.

7.	Each Common Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be properly considered at the Meeting.

8.	The record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting shall be the close of business on April 22, 2024 (the "Record Date") and will not change in respect or as a consequence of any amendment or postponement(s) of the Meeting, unless ordered by the Court or required by applicable Law. Only Shareholders included in the list of Shareholders prepared as of the Record Date are entitled to receive notice of the Meeting and vote those Common Shares. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, no later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, that the transferee s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

9.	The Meeting shall be called, held, and conducted in accordance with the applicable provisions of the ABCA, the articles of amalgamation and by-laws of the Applicant in effect as of the entry into the Arrangement Agreement, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order, and any further order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, as applicable, the terms of this Order shall govern.

Conduct of the Meeting

10.	The Chair of the Meeting shall be any officer or director of the Applicant, or failing them, any person to be chosen at the Meeting.

11.	The only persons entitled to attend the Meeting shall be Shareholders or their authorized proxyholders, the Applicant s directors and officers and its auditors, the Applicant s legal counsel and representatives, Chord s legal counsel and representatives, and such other persons who may be permitted to attend by the Chair of the Meeting.

12.	The number of votes required to pass the Arrangement Resolution shall be at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

13.	To be valid, a proxy must be deposited with the Applicant s registrar and transfer agent, TSX Trust Company, in the manner described in the Information Circular.

14.	Any proxy that is properly signed and dated but which does not contain voting instructions shall be deemed to be voted in favour of the Arrangement Resolution.

15.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not constitute a breach of this Order, nor shall it invalidate any resolution passed or proceedings taken at the Meeting.

16.	For purposes of the ABCA and consideration of the Arrangement Resolution, the Meeting may be adjourned or postponed from time to time by the Applicant, whether or not a quorum is present, and for such period or periods of time as the Applicant deems advisable (in each case subject to the terms of the Arrangement Agreement), without the necessity for additional approval of the Court, or first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of any such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

17.	The Applicant and Chord are authorized to make such amendments, revisions, or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions, or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised, or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

18.	The Applicant is authorized to make such amendments, revisions or supplements ("Supplemental Information") to the Information Circular, form of proxy ("Proxy"), notice of Meeting ("Notice of Meeting"), form of Letter of Transmittal, notice of Originating Application ("Notice of Originating Application" collectively with the aforementioned documents, the "Meeting Materials") and other similar documents, subject to the provisions of the Arrangement Agreement, as it may determine, subject to the prior written consent of Chord (not to be unreasonably withheld, conditioned or delayed), or as is necessary to comply with Applicable Securities Laws (provided Chord has been provided a reasonable opportunity to comment thereon and the Applicant has considered such comments in good faith), and the Applicant shall disclose such Supplemental Information (subject to the terms of the Arrangement Agreement), including any material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant (including without limitation, by press release, news release, newspaper advertisement or Form 6-K, as applicable, or by notice sent to the Shareholders by any of the means such Meeting Materials are otherwise sent to such holders); and without limiting the generality of the foregoing, if any material change or material fact (each within the meaning of Applicable Securities Laws) arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular would have been disclosed in the Information Circular then, subject to the terms of the Arrangement Agreement:

(a)	the Applicant shall advise the Shareholders of the material change or material fact by disseminating a news release (a "News Release") and making all applicable filings with the SEC and SEDAR+ as applicable, in accordance with Applicable Securities Laws and the applicable policies of the TSX and NYSE;

(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail and no amendment to the Information Circular is required to be filed by Applicable Securities Laws, the Applicant shall not be required to deliver an amendment to the Information Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid; and

(c)	unless determined to be advisable by the Applicant and Chord, the Applicant shall not be required to adjourn or otherwise postpone the Meeting as a result of any Supplemental Information, including any material change, as contemplated by this paragraph.

Dissent Rights

19.	Registered Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under Section 191 of the ABCA ("Dissent Rights") with respect to the Arrangement Resolution and the right be paid the fair value of their Common Shares by AcquireCo in respect of which such Dissent Right was validly exercised, which payment shall be reduced by the portion of the Additional Dividend that the applicable registered Shareholder has received (or is entitled to receive), if any.

20.	In order for a registered Shareholder (a "Dissenting Shareholder") to exercise such Dissent Rights under Section 191 of the ABCA with respect to the Arrangement:

(a)	the Dissenting Shareholder’s written objection to the Arrangement Resolution must be received by the Applicant, care of its solicitors Blake, Cassels & Graydon LLP, 3500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8, Attention: Chad Schneider and Keith Marlowe, KC not later than 5:00 p.m. (Calgary time) on May 16, 2024 (or the day that is five (5) business days before the date of the Meeting if the Meeting is not held on May 24, 2024);

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under paragraph 20(a) herein;

(c)	a Dissenting Shareholder shall not have voted their Common Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)	a registered Shareholder may not exercise Dissent Rights in respect of only a portion of the holder s Common Shares, but may dissent only with respect to all of the Common Shares held by such registered Shareholder; and

(e)	the exercise of such Dissent Rights must otherwise comply with the requirements of Section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

21.	The fair value of the Common Shares to which a Dissenting Shareholder is entitled to be paid pursuant to the Arrangement shall be determined as of the close of business on the day before the day on which the Arrangement Resolution is approved by the Shareholders. Such payment shall be reduced by the portion of the Additional Dividend that the applicable Dissenting Shareholder has received (or is entitled to receive), if any, and shall be paid to the Dissenting Shareholders by AcquireCo as contemplated by the Arrangement and this Order.

22.	Dissenting Shareholders who validly exercise their right to dissent, as set out above, and who:

(a)	are determined to be entitled to be paid the fair value of their Common Shares, shall be deemed to have transferred such Common Shares as of the effective time of the Arrangement (the "Effective Time"), without any further act or formality and free and clear of all liens, claims and encumbrances to AcquireCo in exchange for the fair value of the Common Shares, less the portion of the Additional Dividend that the applicable Dissenting Shareholder has received (or is entitled to receive), if any; or

(b)	are not entitled, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) to be paid the fair value for their Common Shares shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration as contemplated in the Arrangement that such Shareholder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights,

23.	In no circumstances shall the Applicant, Chord, AcquireCo, or any other person be required to recognize such Shareholders as holders of Common Shares after the Effective Time, and the names of such holders shall be removed from the register of Common Shares.

24.	Subject to further order of this Court, the rights available to the registered Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient Dissent Rights for the Shareholders with respect to the Arrangement Resolution.

25.	Notice to the registered Shareholders of their Dissent Rights with respect to the Arrangement Resolution and to be paid, subject to the provisions of the ABCA, this Order and the Arrangement, the fair value of the Common Shares to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Shareholders in accordance with this Order.

Notice

26.	The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the remaining Meeting Materials together with any other communications or documents determined by the Applicant to be necessary or advisable, shall be sent to the Shareholders who hold Common Shares as of the Record Date, the directors of the Applicant, and the auditors of the Applicant, by one or more of the following methods:

(a)	in the case of registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Meeting;

(b)	in the case of Beneficial Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)	in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

27.	In calculating the 21-day period referenced in the preceding paragraph, the date of mailing shall be included and the date of the Meeting shall be excluded.

28.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of Meeting;

(d)	the Information Circular; and

(e)	the Notice of Originating Application.

Solicitation of Proxies

29.	The Applicant is authorized to use the Proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final form of such Proxy. The Applicant is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as the Applicant may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

Final Application

30.	Subject to further order of this Court, and provided that the Shareholders have approved the Arrangement in the manner directed by this Court, holders of shares of common stock of Chord have approved the Stock Issuance Proposal and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a Final Order of the Court approving the Arrangement (the "Final Order") on or about May 28, 2024 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, the Applicant, all Shareholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

31.	Any Shareholder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 5:00 p.m. (Calgary time) on May 16, 2024, a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of the Notice of Intention to Appear on the Applicant shall be effected by service upon the solicitors for the Applicant, Blake, Cassels & Graydon LLP, 3500 Bankers Hall East, 855 2nd Street S.W., Calgary, Alberta T2P 4J8, facsimile: (403) 260-9700, Attention: Chad Schneider and Keith Marlowe, KC.

32.	If the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with this Order, shall have notice of the adjourned date.

General

33.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

34.	This Court hereby requests the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada or in any foreign jurisdiction to give effect to this Order and to assist this Court in carrying out the terms of this Order.

Appendix C

Arrangement Agreement

Execution Version

ARRANGEMENT AGREEMENT

among

CHORD ENERGY CORPORATION,

SPARK ACQUISITION ULC

and

ENERPLUS CORPORATION

dated as of

FEBRUARY 21, 2024

TABLE OF CONTENTS

Exhibit A	–	Arrangement Resolution
Exhibit B	–	Plan of Arrangement

INDEX OF DEFINED TERMS

Defined Term	Section
ABCA	Recitals
Acceptable Confidentiality Agreement	Section 7.16
Acquisition Proposal	Section 7.16
Additional Dividend	Section 1.5(b)(iii)
Affected Person	Section 1.12
Affiliates	Section 7.16
Aggregated Group	Section 7.16
Agreement	Preamble
Announcement FMV	Section 1.2(a)(i)
Applicable Date	Section 2.5(a)
Applicable Proxy Statement / Circular	Section 7.16
Applicable Securities Laws	Section 7.16
Arrangement	Section 7.16
Arrangement Resolution	Recitals
Articles of Arrangement	Section 7.16
Boe	Section 7.16
Broker	Section 1.12(a)
Business Day	Section 7.16
Canadian Securities Authorities	Section 7.16
Canadian Securities Laws	Section 7.16
Cash Consideration	Section 1.1(b)
Cause	Section 7.16
Closing	Section 7.16
Closing Date	Section 7.16
Closing FMV	Section 1.2(a)(i)
Code	Section 7.16
Commissioner	Section 7.16
Company	Preamble
Company 401(k) Plan	Section 4.9(j)
Company Acquisition Proposal	Section 7.16
Company Adverse Recommendation Change	Section 4.3(b)
Company Benefit Plan	Section 7.16
Company Board	Recitals
Company Board Recommendation	Section 2.3(a)
Company Capital Stock	Section 2.2(a)
Company Circular	Section 7.16
Company Common Shares	Recitals
Company Compensatory Award	Section 1.2(b)
Company Contracts	Section 2.19(b)
Company Credit Facilities	Section 7.16
Company Data Room	Section 7.16
Company Designees	Section 1.8(a)
Company Disclosure Letter	Article 2
Company Employee Termination Payment	Section 4.9(e)

INDEX OF DEFINED TERMS

Defined Term	Section
Company Employment Agreements	Section 7.16
Company First Quarter Dividend	Section 4.24
Company Insurance Policies	Section 2.20
Company Intellectual Property	Section 2.14
Company Intervening Event	Section 7.16
Company Issued Securities	Section 1.9(d)
Company Marketing Contract	Section 2.19(a)(ii)
Company Material Adverse Effect	Section 2.1
Company Material Leased Real Property	Section 2.15
Company Material Real Property Lease	Section 2.15
Company Meeting	Section 7.16
Company Notice	Section 4.3(b)
Company Notice of Change	Section 4.3(c)
Company Officers	Section 4.9(a)
Company Owned Real Property	Section 2.15
Company Permits	Section 2.9(a)
Company Preferred Stock	Section 2.2(a)
Company PSU Award	Section 1.2(b)
Company Related Party Transaction	Section 2.25
Company Requisite Shareholder Vote	Section 1.3(a)(ii)
Company Reserve Engineers	Section 7.16
Company Reserve Reports	Section 2.17(a)
Company RSU Award	Section 1.2(a)
Company Securities Documents	Section 2.5(a)
Company Senior Note Agreements	Section 7.16
Company Senior Notes	Section 7.16
Company Superior Proposal	Section 7.16
Company Termination Fee	Section 6.3(g)
Competition Act Approval	Section 7.16
Confidentiality Agreement	Section 4.7(b)
Consent	Section 7.16
Consideration	Section 1.1(b)
Continuing Employees	Section 4.9(b)
Contract	Section 7.16
Court	Recitals
Creditors’ Rights	Section 2.3
D&O Insurance	Section 4.10(d)
Data Security Requirements	Section 7.16
Depositary	Section 7.16
Derivative Transaction	Section 7.16
Director Award	Section 1.2(d)
Director DSU Award	Section 1.2(d)
Director DSU Plan	Section 7.16
Director RSU Award	Section 1.2(c)
Director RSU Plan	Section 7.16

v

INDEX OF DEFINED TERMS

Defined Term	Section
Dissent Rights	Section 7.16
EDGAR	Section 7.16
Effective Date	Section 7.16
Effective Time	Section 7.16
Employee Benefit Plans	Section 7.16
Employment Laws	Section 2.11(e)
Encumbrances	Section 7.16
Enerplus US	Section 7.16
Environmental Laws	Section 7.16
ERISA	Section 7.16
ERISA Affiliate	Section 7.16
Evercore	Section 2.23
Exchange Act	Section 7.16
Exchanges	Section 7.16
Final Order	Section 7.16
GAAP	Section 2.5(b)
Good Reason	Section 7.16
Governmental Entity	Section 7.16
Hazardous Materials	Section 7.16
HSR Act	Section 7.16
HSR Clearance	Section 7.16
Hydrocarbons	Section 7.16
ICA Approval	Section 7.16
Indebtedness	Section 7.16
Indemnified Liabilities	Section 4.10(a)
Indemnified Persons	Section 4.10(a)
Intellectual Property	Section 7.16
Interim Order	Section 7.16
Investment Canada Act	Section 7.16
IT Assets	Section 7.16
knowledge	Section 7.16
Labor Agreement	Section 7.16
Law	Section 7.16
Legacy Parent Warrants	Section 7.16
Liens	Section 7.16
Material Adverse Effect	Section 7.16
Measurement Date	Section 2.2(a)
MI 61-101	Section 1.3(a)(ii)(B)
Minister	Section 7.16
Money Laundering Laws	Section 2.27(b)
Multiemployer Plan	Section 7.16
NASDAQ	Section 7.16
Named Executive Officer	Section 1.2(a)(i)
National Security Approval	Section 7.16
Net Benefit Approval	Section 7.16

INDEX OF DEFINED TERMS

Defined Term	Section
New Hire	Section 4.9(e)(i)
No-Action Letter	Section 7.16
Non-Continuing Employee	Section 4.9(b)
NYSE	Section 7.16
OFAC	Section 2.27(c)
Oil and Gas Contracts	Section 7.16
Oil and Gas Interests	Section 7.16
Oil and Gas Leases	Section 7.16
Oil and Gas Properties	Section 7.16
Order	Section 7.16
Organizational Documents	Section 7.16
Parent	Preamble
Parent 401(k) Plan	Section 4.9(j)
Parent Acquisition Proposal	Section 7.16
Parent Adverse Recommendation Change	Section 4.3(e)
Parent Benefit Plan	Section 7.16
Parent Board	Recitals
Parent Board Recommendation	Section 3.3(a)
Parent Canadian Sub	Preamble
Parent Canadian Sub Board	Recitals
Parent Capital Stock	Section 3.2(a)
Parent Chapter 11 Plan	Section 7.16
Parent Common Stock	Recitals
Parent Credit Facility	Section 7.16
Parent Data Room	Section 7.16
Parent Designees	Section 1.8(a)
Parent Disclosure Letter	Article 3
Parent Equity Plan	Section 3.2(b)
Parent First Quarter Dividend	Section 4.24
Parent Insurance Policies	Section 3.19
Parent Intervening Event	Section 7.16
Parent Issued Securities	Section 1.3(a)(xiii)
Parent LSU Awards	Section 7.16
Parent Material Adverse Effect	Section 7.16
Parent Material Leased Real Property	Section 3.15
Parent Material Real Property Lease	Section 3.15
Parent Meeting	Section 7.16
Parent Notice	Section 4.3(e)
Parent Notice of Change	Section 4.3(f)
Parent Owned Real Property	Section 3.15
Parent Permits	Section 3.9(a)
Parent Preferred Stock	Section 3.2(a)
Parent Proxy Statement	Section 7.16
Parent PSU Awards	Section 7.16
Parent Reserve Reports	Section 3.15

INDEX OF DEFINED TERMS

Defined Term	Section
Parent Reserves Engineers	Section 7.16
Parent RSU Awards	Section 7.16
Parent SEC Documents	Section 3.5(a)
Parent Stockholder Approval	Section 7.16
Parent Superior Proposal	Section 7.16
Parent Termination Fee	Section 6.3(g)
Parent Warrant Agreements	Section 7.16
Party or Parties	Section 7.16
Permitted Encumbrance	Section 7.16
Permitted Company Acquisitions	Section 4.1(b)(iv)
Permitted Parent Acquisitions	Section 4.2(b)(ii)
Person	Section 7.16
Personal Information	Section 7.16
Plan of Arrangement	Recitals
Post-Closing Plans	Section 4.9(h)
Proceeding	Section 7.16
Production Burden	Section 7.16
Registrar	Section 7.16
Regulatory Approvals	Section 7.16
Regulatory Law	Section 7.16
Release	Section 7.16
Remedy Action	Section 4.8(g)
Representatives	Section 7.16
Rights-of-Way	Section 2.16
SEC	Section 7.16
SEC Clearance	Section 1.3(b)
Securities Authorities	Section 7.16
SEDAR+	Section 7.16
Series A Parent Warrants	Section 7.16
Series B Parent Warrants	Section 7.16
Share Award Incentive Plan	Section 7.16
Share Exchange Ratio	Section 1.1(b)
Stock Consideration	Section 1.1(b)
Stock Issuance	Recitals
Subsidiaries	Section 7.16
Superior Proposal	Section 7.16
Supplemental Information	Section 1.3(a)(xi)
Tail Period	Section 4.10(d)
Takeover Laws	Section 7.16
Tax Act	Section 7.16
Tax Return	Section 7.16
Taxes	Section 7.16
Taxing Authority	Section 7.16
Termination Date	Section 6.1(b)(i)
Transaction Litigation	Section 4.11

INDEX OF DEFINED TERMS

Defined Term	Section
Transactions	Recitals
Transition Period	Section 4.9(e)
TSX	Section 7.16
U.S. Securities Act	Section 7.16
U.S. Securities Laws	Section 7.16
Union	Section 2.11(b)
Units	Section 7.16
Voting Debt	Section 7.16
WARN Act	Section 7.16
Wells	Section 7.16
Willful and Material Breach	Section 7.16
Withholding Obligation	Section 1.12

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) is made and effective as of February 21, 2024 among Chord Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, U.S.A. (“Parent”), Spark Acquisition ULC, an unlimited liability company organized and existing under the laws of the Province of Alberta, Canada (“Parent Canadian Sub”), and Enerplus Corporation, a corporation organized and existing under the laws of the Province of Alberta, Canada (“Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning set forth in Section 7.16.

WHEREAS, Parent, Parent Canadian Sub and Company intend to effect a business combination via a plan of arrangement of Company pursuant to which Parent Canadian Sub would acquire all of the issued and outstanding common shares of Company (the “Company Common Shares”), in exchange for (i) the issuance and payment of certain shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) and (ii) cash, all in accordance with the terms of the Plan of Arrangement and the provisions of the Business Corporations Act (Alberta) (the “ABCA”);

WHEREAS, the Board of Directors of Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Plan of Arrangement, the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement (collectively, the “Transactions”) are in the best interests of Company and fair to holders of the Company Common Shares, (ii) approved the Transactions, including the Arrangement, and (iii) resolved to recommend for approval (a) a special resolution, in the form attached hereto as Exhibit A (as amended from time to time in accordance with this Agreement, the “Arrangement Resolution”), to the holders of the outstanding Company Common Shares, and (b) a plan of arrangement, in the form attached hereto as Exhibit B (as amended from time to time in accordance with this Agreement, the “Plan of Arrangement”), to the Court of King’s Bench of Alberta (the “Court”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement, the Plan of Arrangement and the Transactions are fair to, and in the best interests of, Parent and the holders of outstanding Parent Common Stock, (ii) approved and declared advisable this Agreement, the Plan of Arrangement and the Transactions, including the issuance of shares of Parent Common Stock in connection with the Arrangement (the “Stock Issuance”), and (iii) resolved to recommend that the holders of the outstanding Parent Common Stock approve the Stock Issuance;

WHEREAS, the Board of Directors of Parent Canadian Sub (the “Parent Canadian Sub Board”) has unanimously (i) determined that this Agreement, the Plan of Arrangement and the Transactions, including the Arrangement, are fair to, and in the best interests of, Parent Canadian Sub and the sole shareholder of Parent Canadian Sub and (ii) approved and declared advisable this Agreement, the Plan of Arrangement and the Transactions, including the Arrangement; and

WHEREAS, Parent, Parent Canadian Sub and Company desire to make certain representations, warranties and covenants in connection with, and to prescribe certain conditions to, the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and conditions set forth in this Agreement, and intending to be legally bound, Parent, Parent Canadian Sub and Company agree as follows:

Article 1
THE ARRANGEMENT

Section 1.1          Arrangement. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and as more fully set forth in the Plan of Arrangement:

(a)         Each Company Common Share issued and outstanding immediately prior to the Effective Time held by a shareholder of Company that has validly exercised and not validly withdrawn its Dissent Right in respect of the Arrangement will be transferred by such shareholder to Parent Canadian Sub, all in accordance with the terms and conditions and in the manner set forth in the Plan of Arrangement.

(b)        Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Company Common Shares owned, directly or indirectly, by Parent or Parent Canadian Sub, and (ii) Company Common Shares with respect to which Dissent Rights in respect of the Arrangement have been validly exercised and not validly withdrawn, which shall be treated in accordance with Section 1.1(a)) will be transferred by such shareholder to Parent Canadian Sub in exchange for (y) 0.10125 of a share (the “Share Exchange Ratio”) of Parent Common Stock (the “Stock Consideration”) and (z) $1.84 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”), as may be adjusted in accordance with the terms of this Agreement and all in accordance with the terms and conditions and in the manner set forth in the Plan of Arrangement.

Section 1.2          Treatment of Company Awards.

(a)         Company RSU Awards. Each restricted share unit award granted pursuant to the Share Award Incentive Plan that is outstanding and has not vested and been settled as of immediately prior to the Effective Time (each such award, a “Company RSU Award”), whether vested or unvested (and notwithstanding anything to the contrary in the Share Award Incentive Plan, any employment agreement or other document governing any Company RSU Award, or any resolution or determination of the Company Board (or any committee thereof) in respect of the Company RSU Award) shall, as of the Effective Time, by virtue of this Agreement and the Share Award Incentive Plan and without any action on the part of the holders thereof, become fully vested and the holder thereof shall receive from Company, at the Effective Time, a cash payment (net of applicable withholdings) as described in this Section 1.2(a):

 (i)            With respect to all holders other than Ian C. Dundas, Jodine J. Jenson Labrie, Wade D. Hutchings, Nathan D. Fisher, and David A. McCoy (each a “Named Executive Officer” and collectively the “Named Executive Officers”), the amount of such cash payment shall equal to the greater of (A) (1) the number of restricted share units subject to such Company RSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company RSU Award was granted as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (2) the volume weighted average trading price of the Company Common Shares on the TSX for the five (5) trading days ending on the second trading day prior to the Effective Date (provided that, if such period includes any trading days that are “ex dividend” with respect to the Additional Dividend, then the relevant five (5) day trading period shall be the five (5) trading days immediately prior to such ex-dividend date, the “Closing FMV”) and (B) (1) the number of restricted share units subject to such Company RSU Award, adjusted for dividends declared on the Company Common Shares between the date on which such Company RSU Award was granted and the date hereof, as contemplated by Section 6(b) of the Share Award Incentive Plan (but, for the avoidance of doubt, excluding any dividends declared on the Company Common Shares between the date hereof and the Effective Date and also excluding the Additional Dividend), multiplied by (2) the volume weighted average trading price of the Company Common Shares on the TSX for the five (5) trading days immediately following the announcement by Company of this Agreement (the “Announcement FMV”).

(ii)            With respect to all Named Executive Officers other than Ian C. Dundas, the amount of such cash payment shall equal the sum of (A) (1) fifty percent (50%) of the number of restricted share units subject to such Company RSU Award, adjusted for dividends declared on the Company Common Shares between the date on which such Company RSU Award was granted and the date hereof, as contemplated by Section 6(b) of the Share Award Incentive Plan (but, for the avoidance of doubt, excluding any dividends declared on the Company Common Shares between the date hereof and the Effective Date and also excluding the Additional Dividend), multiplied by (2) the Announcement FMV, plus (B) (1) fifty percent (50%) of the number of restricted share units subject to such Company RSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company RSU Award was granted, as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (2) the Closing FMV.

(iii)           With respect to Ian C. Dundas, the amount of such cash payment shall equal (A) the number of restricted share units subject to such Company RSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company RSU Award was granted, as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (B) the Closing FMV.

Notwithstanding anything to the contrary in the Share Award Incentive Plan, any employment agreement or other document governing any Company RSU Award, or any resolution or determination of the Company Board (or any committee thereof) in respect of the Company RSU Award, (x) except as otherwise set forth in this Section 1.2(a), none of the Company RSU Awards will be adjusted for any dividends declared on the Company Common Shares between the date hereof and the Effective Date and (y) none of the Company RSU Awards will be adjusted for the Additional Dividend.

(b)         Company PSU Awards. Each outstanding performance share unit award (each such award, a “Company PSU Award” and, together with each such Company RSU Award, a “Company Compensatory Award”) granted pursuant to the Share Award Incentive Plan for which the performance period has not been completed as of immediately prior to the Effective Time (and notwithstanding anything to the contrary in the Share Award Incentive Plan, any employment agreement or other document governing any Company PSU Award, or any resolution or determination of the Company Board (or any committee thereof) in respect of the Company PSU Award) shall, as of the Effective Time, by virtue of this Agreement and the Share Award Incentive Plan and without any action on the part of the holders thereof, become fully vested and the holder thereof shall receive from Company, at the Effective Time, a cash payment (net of applicable withholdings) as described in this Section 1.2(b):

(i)            With respect to all holders other than the Named Executive Officers, the amount of such cash payment shall equal the greater of (A) (1) the number of performance share units subject to such Company PSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company PSU Award was granted as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (2) a “Payout Multiplier” of 2.0, multiplied by (3) the Closing FMV and (B) (1) the number of performance share units subject to such Company PSU Award, adjusted for dividends declared on the Company Common Shares between the date on which such Company PSU Award was granted and the date hereof, as contemplated by Section 6(b) of the Share Award Incentive Plan (but, for the avoidance of doubt, excluding any dividends declared on the Company Common Shares between the date hereof and the Effective Date and also excluding the Additional Dividend), multiplied by (2) a “Payout Multiplier” of 2.0, multiplied by (3) the Announcement FMV.

(ii)           With respect to all Named Executive Officers other than Ian C. Dundas, the amount of such cash payment shall equal the sum of (A) (1) fifty percent (50%) of the number of performance share units subject to such Company PSU Award, adjusted for dividends declared on the Company Common Shares between the date on which such Company PSU Award was granted and the date hereof, as contemplated by Section 6(b) of the Share Award Incentive Plan (but, for the avoidance of doubt, excluding any dividends declared on the Company Common Shares between the date hereof and the Effective Date and excluding the Additional Dividend), multiplied by (2) a “Payout Multiplier” of 2.0, multiplied by (3) the Announcement FMV, plus (B) (1) fifty percent (50%) of the number of performance share units subject to such Company PSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company PSU Award was granted, as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (2) a “Payout Multiplier” of 2.0, multiplied by (3) the Closing FMV.

(iii)          With respect to Ian C. Dundas, the amount of such cash payment shall equal (A) the number of performance share units subject to such Company PSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company PSU Award was granted, as contemplated by Section 6(b) of the Share Award Incentive Plan, multiplied by (B) a “Payout Multiplier” of 2.0, multiplied by (C) the Closing FMV.

Notwithstanding anything to the contrary in the Share Award Incentive Plan, any employment agreement or other document governing any Company PSU Award, or any resolution or determination of the Company Board (or any committee thereof) in respect of the Company PSU Award, (x) except as otherwise set forth in this Section 1.2(b), none of the Company PSU Awards will be adjusted for any dividends declared on the Company Common Shares between the date hereof and the Effective Date and (y) none of the Company PSU Awards will be adjusted for the Additional Dividend.

(c)         Director RSU Awards. Each restricted share unit award granted to a non-employee director of Company pursuant to the Director RSU Plan subject to time-based vesting that is outstanding as of immediately prior to the Effective Time (each such award, a “Director RSU Award”), whether vested or unvested, shall, as of the Effective Time, by virtue of this Agreement and the Director RSU Plan and without any action on the part of the holders thereof, become fully vested and the holder thereof shall receive from Company, at the Effective Time, a cash payment (net of applicable withholdings) equal to (i) the number of restricted share units subject to such Director RSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Company RSU Award was granted as contemplated by Section 5(b) of the Director RSU Plan, multiplied by (ii) the volume weighted average trading price of the Company Common Shares on the TSX for the ten (10) trading days immediately preceding the Effective Date; provided that, if such period includes any trading days that are “ex dividend” with respect to the Additional Dividend, then the relevant ten (10) day trading period shall be the ten (10) trading days immediately prior to such ex-dividend date.

(d)         Director DSU Awards. Each deferred share unit award granted pursuant to the Director DSU Plan that is outstanding as of immediately prior to the Effective Time (each such award, a “Director DSU Award” and, together with each such Director RSU Award, a “Director Award”) shall, as of the Effective Time, by virtue of this Agreement and the Director DSU Plan and without any action on the part of the holders thereof, become eligible for settlement and the holder thereof shall receive from Company, at the Effective Time, a cash payment (net of applicable withholdings) equal to (i) the number of deferred share units subject to such Director DSU Award, adjusted for dividends (excluding any Additional Dividend) declared on the Company Common Shares since the date on which such Director DSU Award was granted as contemplated by Section 7 of the Director DSU Plan, multiplied by (ii) the volume weighted average trading price of the Company Common Shares on the TSX for the ten (10) trading days immediately preceding the Effective Date; provided that, if such period includes any trading days that are “ex dividend” with respect to the Additional Dividend, then the relevant ten (10) day trading period shall be the ten (10) trading days immediately prior to such ex-dividend date.

(e)         General. Prior to the Effective Time, the Parent Board (or an authorized committee thereof) and the Company Board (or an authorized committee thereof), as applicable, shall take any actions and adopt any resolutions as are required to (i) effectuate the treatment of the Company Compensatory Awards and the Director Awards pursuant to the terms of this Section 1.2, and (ii) amend the terms of the Company Compensatory Awards (including obtaining any required consents from any holders thereof) as necessary to contemplate the treatment set forth in this Section 1.2 (including but not limited to any amendment to the dividend adjustment mechanisms set forth in Section 6(b) of the Share Award Incentive Plan as well as the calculation of “Fair Market Value” within the meaning of the Share Award Incentive Plan).

Section 1.3          Company Implementation Steps.

(a)         As promptly as reasonably practicable following execution of this Agreement and in any event in sufficient time to hold the Company Meeting in accordance with this Agreement, Company shall apply to the Court in a manner reasonably acceptable to Parent, pursuant to Section 193(2) of the ABCA, and in cooperation with Parent, prepare, file and diligently pursue an application for the Interim Order. Company shall use reasonable best efforts to schedule the Interim Order hearing with the Court for a date on or about the fifteenth (15th) calendar day immediately following the date of filing of the Parent Proxy Statement with the SEC; provided that Company shall reschedule such hearing if SEC Clearance is not obtained (or not obtainable) by the third (3rd) Business Day prior to the date of the hearing; provided further that in the event such hearing is rescheduled, Company shall use reasonable best efforts to reschedule such hearing to occur as soon as reasonably practicable following the receipt of SEC Clearance, in each case subject to the availability of the Court. Notwithstanding the foregoing, Company shall not be required to schedule the Interim Order hearing for a date prior to the thirtieth (30th) day following the date of this Agreement. The Interim Order shall provide (among other things):

(i)            for the class of persons to whom notice shall be provided in respect of the Arrangement on the terms and subject to the conditions set forth in the Plan of Arrangement and the Company Meeting and for the manner in which such notice shall be provided;

(ii)           that the requisite approval (the “Company Requisite Shareholder Vote”) for the Arrangement Resolution shall be:

(A)       at least two-thirds of the votes cast on the Arrangement Resolution by those holders of Company Common Shares present in person or represented by proxy at the Company Meeting, each Company Common Share entitling the holder thereof to one vote on the Arrangement Resolution; and

(B)       if required under Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by holders of Company Common Shares present in person or represented by proxy at the Company Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”);

(iii)           that, in all other material respects, other than as ordered by the Court, the terms, restrictions and conditions of Company’s articles of amalgamation and by-laws as in effect as of the entry into this Agreement, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)          for the grant of the Dissent Rights to the registered holders of Company Common Shares in respect of the Arrangement as set forth in the Plan of Arrangement;

(v)           for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)          that, for purposes of the ABCA and consideration of the Arrangement Resolution, the Company Meeting may be adjourned or postponed from time to time by Company (subject to the terms of this Agreement) without the need for additional approval of the Court, and that notice of such adjournment or postponement may be given by such method as Company determines is appropriate in the circumstances, and that, subject to the terms of this Agreement, the time period required for any such adjournment or postponement shall be for such time period or periods as Company deems advisable;

(vii)         confirmation of the record date for the purposes of determining the holders of Company Common Shares entitled to receive material and vote at the Company Meeting in accordance with the Interim Order;

(viii)        that the record date for holders of Company Common Shares entitled to notice of, and for holders of Company Common Shares entitled to vote at, the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by the Court or applicable Laws;

(ix)           that, subject to the discretion of the Court, the Company Meeting may be held as a virtual-only or hybrid shareholder meeting and that holders of Company Common Shares that participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting;

(x)            that, if a virtual-only Company Meeting is held with the approval of the Court, such Company Meeting will be deemed to be held at the location of Company’s registered office;

(xi)           that Company and Parent are authorized to make such amendments, revisions or supplements (the “Supplemental Information”) to the Applicable Proxy Statement / Circular, form of proxy, notices of the Company Meeting and Parent Meeting, letter of transmittal and notice of originating application and similar documents, subject to the other provisions of this Agreement, as they may determine, subject to the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), or as is necessary to comply with Applicable Securities Laws (provided that the other Party has been provided a reasonable opportunity to comment thereon and the disclosing Party has considered such comments in good faith), and Company and Parent shall disclose such Supplemental Information (subject to the terms of this Section 1.3(a)(xi)), including any material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Company or Parent and in compliance with Applicable Securities Laws (including, without limitation, by press release, news release, newspaper advertisement, Current Report on Form 8-K or Form 6-K, as applicable, or by notice sent to the Company shareholders or Parent stockholders, as applicable, by any of the means such meeting materials are otherwise sent to such holders); and without limiting the generality of the foregoing, if any material change or material fact (each within the meaning of Applicable Securities Laws) arises between the date of the Interim Order and the date of the Company Meeting or Parent Meeting, which change or fact, if known prior to mailing of the Applicable Proxy Statement / Circular, would have been disclosed in the Applicable Proxy Statement / Circular, then, subject to the other terms of this Section 1.3(a)(xi): (i) Parent or Company, as applicable, shall advise the Parent stockholders or Company shareholders, respectively, of the material change or material fact by disseminating a news release and making all requisite filings with the SEC and SEDAR+, as applicable, in accordance with Applicable Securities Laws and the policies of the applicable Exchanges; and (ii) provided that the foregoing news release describes the applicable material change or material fact in reasonable detail and no amendment to the Applicable Proxy Statement / Circular is required to be filed pursuant to the Securities Laws, neither Parent nor Company shall be required to deliver an amendment to the Applicable Proxy Statement / Circular to the Parent stockholders or Company shareholders, respectively, or otherwise give notice to the Parent stockholders or Company shareholders, respectively, of the material change or material fact other than dissemination and filing of the foregoing news release;

(xii)          that each holder of Company Common Shares entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(xiii)         that it is Parent’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Parent Common Stock (collectively, the “Parent Issued Securities”) to be issued to holders of Company Common Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(xiv)         for such other matters as Parent and Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

(b)         Company shall, as soon as reasonably practicable after the earliest to occur of (y) the SEC informing Parent that it has no comments to or will not review the Parent Proxy Statement (and Parent agrees to advise Company of such matters promptly after the SEC informs Parent of such) or (z) the passage of at least ten (10) calendar days (as calculated pursuant to Rule 14a-6 of the Exchange Act) since the filing of a preliminary Parent Proxy Statement with the SEC not informing Parent that it intends to review the Parent Proxy Statement (in either case, “SEC Clearance”) and consistent with the provisions set forth in Section 4.6:

(i)             duly take all lawful action to call, give written notice of, convene and hold the Company Meeting;

(ii)            allow Parent’s Representatives and legal counsel to attend the Company Meeting;

(iii)           not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without Parent’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except pursuant to and in accordance with Section 4.6(a) or as otherwise expressly permitted under this Agreement;

(iv)          subject to the terms of this Agreement, solicit proxies in favor of the Arrangement Resolution, including, if reasonably requested by Parent using the services of dealers and proxy solicitation firms to solicit proxies in favor of the approval of the Arrangement Resolution (which costs shall be borne by Company);

(v)       promptly advise Parent of any written notice of dissent or purported exercise by any Company shareholder of Dissent Rights received by Company in relation to the Arrangement and any withdrawal of Dissent Rights received by Company and any written communications sent by or on behalf of Company to any Company shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement; and

(vi)          at the reasonable request of Parent from time to time, promptly provide Parent with a list (in both written and electronic form) of: (A) the registered Company shareholders, together with their addresses and respective holdings of Company Common Shares; (B) the names and addresses and holdings of all Persons having rights issued by Company to acquire Company Common Shares (including holders of Company Compensatory Awards); and (C) participants in book-based systems and non-objecting beneficial owners of Company Common Shares, together with their addresses and respective holdings of Company Common Shares. Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Company shareholders and lists of holdings and other assistance as Parent may reasonably request.

(c)         If (A) the Interim Order is obtained, (B) the Arrangement Resolution is approved at the Company Meeting by Company shareholders as provided for in the Interim Order and as required by applicable Law, and (C) the Stock Issuance is approved at the Parent Meeting by Parent stockholders as required by NASDAQ rules, Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193(2) of the ABCA as soon as reasonably practicable, and in any event such that the Final Order hearing occurs not later than five (5) Business Days after the later of the approval of the Arrangement Resolution and the approval of the Stock Issuance, subject to the availability of the Court.

Section 1.4          Parent Implementation Steps.

(a)         Parent shall, as soon as reasonably practicable after SEC Clearance and consistent with the provisions set forth in Section 4.6:

(i)             duly take all lawful action to call, give written notice of, convene and hold the Parent Meeting;

(ii)            in consultation with Company, fix and publish a record date for the purposes of determining Parent stockholders entitled to receive notice of and vote at the Parent Meeting and give notice to Company of the Parent Meeting;

(iii)           allow Company’s Representatives and legal counsel to attend the Parent Meeting;

(iv)          not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Parent Meeting without Company’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except pursuant to and in accordance with Section 4.6(b) or as otherwise permitted under this Agreement;

(v)           subject to the terms of this Agreement, solicit proxies in favor of the Stock Issuance by Parent, including, if reasonably requested by Company, using the services of dealers and proxy solicitation firms to solicit proxies in favor of the approval of the Stock Issuance (which costs shall be borne by Parent); and

(vi)          at the reasonable request of Company from time to time, promptly provide Company with a list (in both written and electronic form) of: (A) the registered Parent stockholders, together with their addresses and respective holdings of Parent Common Stock and (B) participants in book-based systems and non-objecting beneficial owners of Parent Common Stock, together with their addresses and respective holdings of Parent Common Stock. Parent shall from time to time require that its registrar and transfer agent furnish Company with such additional information, including updated or additional lists of Parent stockholders and lists of holdings and other assistance as Company may reasonably request.

Section 1.5          Certain Adjustments.

(a)         Without limiting Section 4.1 or Section 4.2, if between the entry into this Agreement and the Effective Time, (i) the outstanding Company Common Shares or Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (ii) a stock dividend or dividend payable in any other securities of Company or Parent shall have been declared with a record date for the payment of such dividend within such period or (iii) any similar event shall have occurred, then the Share Exchange Ratio and the Cash Consideration shall be appropriately adjusted to provide the holders of Company Common Shares the same economic effect as contemplated by this Agreement prior to such event.

(b)         Without limiting Section 4.1 or Section 4.2, except to the extent expressly permitted, contemplated or required by this Agreement (including pursuant to Section 4.2(b)(i) or this Section 1.5(b)), if, between the entry into this Agreement and the Effective Time, Company declares, sets aside or pays any dividend or other distribution to Company shareholders of record as of a time prior to the Effective Time, except for:

(i)             stock dividends or dividends payable in other securities of the Company, which shall be subject to Section 1.5(a),

(ii)            regular quarterly dividends per Company Common Share in an amount not exceeding $0.065 and otherwise paid in accordance with Section 4.24; and

(iii)           an additional dividend which may be declared by Company in an amount (if there is any such positive amount) equal to, on a per share basis, (x) the product of (A) the aggregate amount of cash dividends declared by Parent per share of Parent Common Stock with a record date after the Parent First Quarter Dividends Record Date but prior to the Effective Time multiplied by (B) the Share Exchange Ratio, minus (y) the aggregate amount of cash dividends declared by Company per Company Common Share with a record date after the Company First Quarter Dividend Record Date but prior to the Effective Time (the “Additional Dividend”), then the Consideration to be paid per Company Common Share shall be appropriately decreased to provide to Company shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so decreased shall, from and after the date of such event, be the Consideration to be paid per Company Common Share. For greater certainty, and without limiting Section 4.1, if, after the entry into this Agreement but prior to the Effective Time, Company declares any dividend(s) (other than a dividend described in clause (i)) in excess of those described in clauses (ii) and (iii), (A) to the extent that the aggregate amount of such excess does not exceed the Cash Consideration, the Cash Consideration to be paid by Parent Canadian Sub shall be decreased by an amount equal to such excess, and (B) to the extent that such excess exceeds the Cash Consideration, the Cash Consideration shall be reduced to zero (0) and the Stock Consideration shall be decreased by the amount by which such excess exceeds the Cash Consideration (and, by extension, the Share Exchange Ratio shall be proportionately adjusted). For purposes of the foregoing calculation, the value of the Stock Consideration will be calculated based on the closing price of the Parent Common Stock on the NASDAQ on the last trading day prior to the Closing Date.

Section 1.6           Dissenting Shares. Prior to the Company Meeting, Company shall provide Parent with prompt (and in no event later than two Business Days after receipt of notice) written notice of any purported exercise or withdrawal of Dissent Rights by any shareholder of Company that is received by or on behalf of Company or any of its Representatives in relation to the Arrangement Resolution. Subject to applicable Law, Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to any exercise of such Dissent Rights. Company shall not make any payment with respect to, settle or offer to settle, or otherwise negotiate any exercise of such Dissent Rights without the prior written consent of Parent.

Section 1.7          Closing.

(a)         Subject to satisfaction or waiver of all of the conditions set forth in Article 5, the Arrangement shall be effective at the Effective Time on the Closing Date and will have all of the effects provided by applicable Law.

(b)         As soon as reasonably practicable, but in any event not later than five (5) Business Days after the last of the conditions set forth in Article 5 (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction of such conditions) have been satisfied or, waived by the applicable Party in whose favor the condition is, or at such later date as is mutually agreed to in writing by the Parties, the Parties will complete the Arrangement, including by executing and delivering such closing documents and instruments and sending to the Registrar, the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement, in each case, in a form and substance reasonably satisfactory to each Party, and the Arrangement shall become effective at the Effective Time and the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein.

Section 1.8           Directors of Parent.

(a)         At the Effective Time, the Parent Board shall consist of up to eleven (11) directors, of whom (i) seven (7) directors shall be designated by Parent, which designees shall consist of the Chief Executive Officer of Parent and six (6) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Parent prior to the earlier of the time at which the final Parent Proxy Statement is filed with the SEC or the Company Circular is filed with Canadian Securities Authorities (the “Parent Designees”), and (ii) up to four (4) directors shall be designated by Company, which designees shall consist of the Chief Executive Officer of Company and the Chair of the Company Board and two (2) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Company prior to the earlier of the time at which the final Parent Proxy Statement is filed with the SEC or the Company Circular is filed with Canadian Securities Authorities (the “Company Designees”).

(b)         Prior to the Effective Time, Parent shall take all actions necessary or appropriate to cause the resignation of the directors serving on the Parent Board who are not Parent Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Parent or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Effective Time such that, after giving effect to such resignations, the Parent Board shall consist of the Parent Designees and the Company Designees.

Section 1.9          U.S. Securities Act Matters. The Parties agree that the Arrangement will be carried out with the intention, and will use their reasonable best efforts to ensure that, all Parent Issued Securities issued on completion of the Arrangement pursuant to this Agreement and the Plan of Arrangement will be issued by Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Parties compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)         the Arrangement will be subject to the approval of the Court, including an affirmative determination of procedural and substantive fairness;

(b)         prior to the issuance of the Interim Order, the Court will be advised of the intention of Parent to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)         prior to the issuance of the Interim Order, Company will file with the Court a draft copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(d)         the Court will be required to satisfy itself as to the fairness of the Arrangement to the holders of Company Common Shares (the “Company Issued Securities”), subject to the Arrangement;

(e)         Company will ensure that holders of Company Issued Securities entitled to receive Parent Issued Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)          the holders of Company Issued Securities entitled to receive Parent Issued Securities will be advised that the Parent Issued Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Parent in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(g)         the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Court is satisfied that the Arrangement is procedurally and substantively fair to the holders of Company Issued Securities;

(h)         the Interim Order approving the Company Meeting will specify that each holder of Company Issued Securities will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(i)          the Final Order shall include a statement (which may be in the recitals thereof) to substantially the following effect:

“AND UPON being advised that the approval of the Arrangement by this Court will have the effect of providing the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of securities of Parent pursuant to the Arrangement.”

Section 1.10        Canadian Securities Laws Matters. The Parties agree that the Arrangement will be carried out with the intention that, and each shall use reasonable best efforts to ensure that, all Parent Issued Securities issued on completion of the Arrangement pursuant to this Agreement and the Plan of Arrangement will be issued by Parent in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws.

Section 1.11         Payment of Consideration. Parent Canadian Sub will, following receipt by Company of the Final Order and prior to the sending by Company of the Articles of Arrangement to the Registrar in accordance with Section 1.7(b), deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) (a) sufficient shares of Parent Common Stock to satisfy the aggregate Stock Consideration payable to all Company shareholders pursuant to the Arrangement and (b) sufficient cash to satisfy the aggregate Cash Consideration payable to all Company shareholders pursuant to the Arrangement.

Section 1.12         Withholding Rights. Parent, Parent Canadian Sub, Company and the Depositary and their respective affiliates and agents shall be entitled to deduct and withhold from all distributions or payments otherwise payable to any former Company shareholder, former holder of Company Compensatory Awards or other person (an “Affected Person”) such amounts as any of them is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Tax Law or treaty, in each case, as amended (a “Withholding Obligation”). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the Affected Person in respect of which such deduction and withholding was made, provided that such deducted and withheld amounts are actually and reasonably timely remitted to the appropriate Taxing Authority. Parent, Parent Canadian Sub, Company, and the Depositary and their respective affiliates and agents shall cooperate in good faith with one another and use their respective reasonable best efforts to obtain, upon request, a permitted reduction of or relief from any Withholding Obligation. Parent, Parent Canadian Sub, Company, and the Depositary and their respective affiliates and agents shall also have the right to:

(a)         withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)         require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to Company, the Depositary, Parent Canadian Sub, or Parent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

such number of shares of Parent Common Stock issued or issuable to such Affected Person pursuant to the Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation. Any such sale of shares of Parent Common Stock shall be effected in good faith at prevailing market prices employing commercially reasonable practices on a public market and as soon as practicable following the Effective Date. None of Parent, Parent Canadian Sub, Company, the Depositary or the Broker or their respective affiliates and agents will be liable for any loss arising out of any sale of such shares of Parent Common Stock if such sale is made in accordance with this Section 1.12.

Article 2
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the applicable section or subsection of the disclosure letter dated as of the date of this Agreement and delivered by Company to Parent and Parent Canadian Sub on or prior to the entry into this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company Securities Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC or Canadian Securities Authorities and available on EDGAR and SEDAR+, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Company represents and warrants to Parent and Parent Canadian Sub as follows:

Section 2.1          Organization, Standing and Power. Each of Company and its Subsidiaries is a corporation, partnership, limited liability company or other entity duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, continuation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company has heretofore made available to Parent in the Company Data Room complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 2.2          Capital Structure.

(a)        As of the date of this Agreement, the authorized capital stock of Company consists of (i) an unlimited number of Company Common Shares and (ii) a number of preferred shares issuable in series, which are limited to an amount equal to not more than one-quarter of the number of issued and outstanding Company Common Shares (the “Company Preferred Stock” and, together with the Company Common Shares, the “Company Capital Stock”). At the close of business on February 16, 2024 (the “Measurement Date”): (A) no more than 203,275,869 Company Common Shares were issued and outstanding, and (B) no shares of Company Preferred Stock were issued and outstanding.

(b)        At the close of business on the Measurement Date, including adjustments to such awards for accrued dividends having a record date on or prior to the Measurement Date but without giving effect to any "Payout Multiplier" with respect to the Company PSU Awards, there were: (i) 1,544,580.51 outstanding Company RSU Awards, (ii) 1,188,594.77 outstanding Company PSU Awards, (iii) 536,898.22 Director DSU Awards, and (iv) 31,721.63 outstanding Director RSU Awards (and for clarity, (x) the number of Company Common Shares issuable (or that serve as the basis for cash payments made in lieu thereof) upon the vesting and settlement of outstanding Company RSU Awards and Company PSU Awards will differ from the number of outstanding Company RSU Awards and Company PSU Awards as a result of the adjustment for accrued dividends (excluding any Additional Dividend) having a record date after the Measurement Date and, in the case of the Company PSU Awards, the “Payout Multiplier” applied to such awards, in each case in accordance with the Share Award Incentive Plan, (y) the cash payments payable in respect of the Director DSU Awards and Director RSU Awards shall be based on a higher number of Director DSU Awards and Director RSU Awards than disclosed above to give effect to the adjustment for accrued dividends (excluding any Additional Dividend) having a record date after the Measurement Date to be applied to such awards in accordance with the Director DSU Plan and Director RSU Plan, respectively), and (z) the foregoing does not include the Company RSU Awards and Company PSU Awards to be issued in respect of 2024.

(c)         As of the close of business on the Measurement Date, except as set forth in this Section 2.2, there are no outstanding: (i) shares of Company Capital Stock or any Voting Debt or other voting securities of Company; (ii) securities of Company or any Subsidiary of Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of Company; and (iii) options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Company or any Subsidiary of Company is a party or by which it is bound in any case obligating Company or any Subsidiary of Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of Company or any securities convertible into or exchangeable or exercisable for such securities, or obligating Company or any Subsidiary of Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d)         All outstanding Company Common Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding Company Common Shares have been issued and granted in compliance in all material respects with Applicable Securities Laws, other applicable Law and applicable Contracts (including the Share Award Incentive Plan). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Company are owned by Company, or a direct or indirect wholly owned Subsidiary of Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 2.2(d) of the Company Disclosure Letter. There are not any shareholder agreements, voting trusts or other agreements to which Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Company or any of its Subsidiaries. Since December 31, 2023, the Company has not waived any “standstill” or similar provision applicable to the Company Common Shares or other equity interests in the Company or its Subsidiaries, whether at the request of a third party or otherwise. No Subsidiary of Company owns any Company Common Shares or any other shares of Company Capital Stock.

(e)         As of the date of this Agreement, neither Company nor any of its Subsidiaries has any (i) interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 2.2(e) of the Company Disclosure Letter.

Section 2.3          Authority; No Violations.

(a)        Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval by the Court of the Interim Order and the Final Order and obtaining the Company Requisite Shareholder Vote to approve the Arrangement Resolution, to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the consummation by Company of the Transactions have been duly authorized by all necessary corporate action on the part of Company, subject to obtaining the Company Requisite Shareholder Vote to approve the Arrangement Resolution and obtaining the approval by the Court of the Interim Order and the Final Order. This Agreement has been duly executed and delivered by Company, and assuming the due and valid execution of this Agreement by Parent and Parent Canadian Sub, constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that the Arrangement is in the best interests of Company and is fair to the holders of the Company Common Shares, (ii) approved this Agreement and the Arrangement, and (iii) resolved to recommend for approval (A) the Arrangement Resolution, to the holders of the outstanding Company Common Shares, and (B) the Plan of Arrangement, to the Court (such recommendation described in this clause (iii), the “Company Board Recommendation”). The Company Requisite Shareholder Vote is the only vote of the holders of any class or series of the Company Capital Stock or any other security of Company or any of its Subsidiaries necessary to approve and adopt this Agreement and the Transactions, including the Arrangement.

(b)         The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Company (assuming the Company Requisite Shareholder Vote is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject to, (A) in the case of the Company Credit Facilities, the payoff and termination thereof prior to or substantially concurrently with Closing, (B) the requirements of Parent under Section 4.22(c) with respect to the Company Senior Note Agreements, and (C) the requirements of Parent under Section 4.23 with respect to Derivative Transactions), each as contemplated in this Agreement), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 2.4 are duly and timely obtained or made and the Company Requisite Shareholder Vote has been obtained and the Court has granted the Interim Order and the Final Order, contravene, conflict with or result in a breach or violation of any Law applicable to Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.4          Consents. No Consent from or with any Governmental Entity is required to be obtained or made by Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Company or the consummation by Company of the Transactions and neither Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for: (a) filings as required by Applicable Securities Laws and Regulatory Laws and obtaining the Regulatory Approvals, (b) the filing and recordation of appropriate documents as required by the ABCA, and (c) filings that would not prevent or materially delay the consummation of the transactions contemplated hereby.

Section 2.5          Securities Documents; Financial Statements.

(a)         Since December 31, 2022 (the “Applicable Date”), Company has filed or furnished with Canadian Securities Authorities and the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under Applicable Securities Laws (the “Company Securities Documents”). As of their respective dates, each of the Company Securities Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the Applicable Securities Laws, and none of the Company Securities Documents contained, when filed (or, if amended prior to the entry into this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the applicable Securities Authorities subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The financial statements of Company included in the Company Securities Documents, including all notes and schedules thereto, complied, or, in the case of Company Securities Documents filed after the entry into this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with Applicable Securities Laws with respect thereto, were, or, in the case of Company Securities Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by applicable Canadian Securities Laws) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Company and its consolidated Subsidiaries for the periods presented therein.

(c)         Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Canadian Securities Laws); such disclosure controls and procedures are designed to ensure that material information relating to Company, including its consolidated Subsidiaries, required to be disclosed by Company in the reports that it files or submits under Applicable Securities Laws is accumulated and communicated to Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Company in the reports that it files or submits under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Securities Laws, and further designed and maintained to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There is no significant deficiency or material weakness in the design or operation of internal control over financial reporting (as defined in Canadian Securities Laws) utilized by Company or its Subsidiaries, and, since January 1, 2022, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls. The principal executive officer and the principal financial officer of Company have made all certifications required by Applicable Securities Laws with respect to the Company Securities Documents, and the statements contained in such certifications were complete and correct in all material respects as of the dates they were made.

Section 2.6          Absence of Certain Changes or Events.

(a)         Since December 31, 2022 through the date of this Agreement, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)         From December 31, 2022 through the date of this Agreement, except as disclosed in the Company Securities Documents:

(i)            Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects; and

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Company or any of its Subsidiaries, including the Oil and Gas Properties of Company and its Subsidiaries, whether or not covered by insurance.

Section 2.7           No Undisclosed Material Liabilities. There are no liabilities of Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Company dated as of December 31, 2022 (including the notes thereto) contained in the Company Securities Documents for the twelve (12) months ended December 31, 2022; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.8          Company Circular. The Company Circular will comply in all material respects with the applicable requirements of Applicable Securities Laws, as well as the Interim Order, except that no representation or warranty is being made by Company with respect to the information supplied by or on behalf of Parent for inclusion in the Company Circular or incorporation by reference therein. The Company Circular will not, at the time the Company Circular (or any amendment or supplement thereto) is filed with the Canadian Securities Authorities or first sent to Company shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is being made by Company with respect to the information supplied by or on behalf of Parent for inclusion in the Company Circular or incorporation by reference therein.

Section 2.9          Company Permits; Compliance with Applicable Law.

(a)         Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold the Company Permits or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of Company, threatened, and Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect, any such suspension or cancellation or the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       The businesses of Company and its Subsidiaries (and with respect to the business and Oil and Gas Properties of Company and its Subsidiaries that are operated by third parties, to the knowledge of Company) are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Company or any of its Subsidiaries is pending or, to the knowledge of Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.10        Compensation; Benefits.

(a)         Set forth on Schedule 2.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans (including, for certainty, all Company Employment Agreements).

(b)        True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Company Benefit Plans have been furnished or made available to Parent or its Representatives, along with a summary plan description or employee booklet with respect to each Company Benefit Plan, and all material correspondence to or from any Governmental Entity received or sent in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan. Further, prior to the Effective Time, Company shall use reasonable best efforts to provide or make available to Parent or its Representatives, copies of any trust documents, insurance contracts, funding agreements and favorable determination letters, if applicable and material, in each case related to the material Company Benefit Plans, along with the most recent report filed with a Governmental Entity, including a Form 5500 or Annual Information Return, and the most recently prepared actuarial reports.

(c)         Each Company Benefit Plan has been established, registered (where required), funded, administered, invested and maintained in compliance in all material respects with all applicable Laws, including, to the extent applicable, ERISA and the Code, and in accordance with its terms, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings initiated or reasonably expected to be initiated by a Governmental Entity, or any other party, with respect to any of the Company Benefit Plans and (ii) as of the date of this Agreement, neither Company nor any of its Subsidiaries has any liability (nor reasonably expects to incur any material liability) for any assessment, excise or penalty taxes with respect to any Company Benefit Plan.

(e)         All contributions or premiums required to be made by Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)         Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, none of Company or any of its Subsidiaries, or, to the knowledge of Company, any other Person, has engaged in a transaction in connection with which Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)         None of Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is: (i) a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code; (ii) a “registered pension plan” or “multi-employer pension plan” that contains a “defined benefit provision” within, in each case, the meaning of the Tax Act; or (iii) a multi-employer pension plan as such term is defined under the Pension Benefits Standards Act (Canada) or any similar plan for purposes of pension standards legislation of another Canadian jurisdiction.

(h)        Other than continuation coverage pursuant to Section 4980B of the Code or any other applicable Law for which the recipient pays the full premium cost of coverage and other than as set forth in Schedule 2.10(h) of the Company Disclosure Letter, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits coverage to any Person and neither Company nor any of its Subsidiaries has any liability to provide post-employment or post-service medical, disability, life insurance or other welfare benefits coverage to any Person or ever represented, promised or contracted to any Person that such Person would be provided with such benefits.

(i)          Except as disclosed in Schedule 2.10(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (A) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee or other current or former director, officer, employee or independent contractor of Company or any Subsidiary under any Company Benefit Plan, (B) directly or indirectly cause Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Benefit Plan, (C) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Date, or (D) result in any payment from Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations §1.280G-1) of Company or any of its Subsidiaries that would, individually or in combination with any other such payment from Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)          Neither Company nor any Subsidiary of Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)         Each Company Benefit Plan or any other agreement, arrangement, or plan of Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 2.11        Employment and Labor Matters.

(a)         Schedule 2.11(a) of the Company Disclosure Letter sets forth a list containing certain information, including the following information, regarding all employees of Company or its Subsidiaries as of the date hereof (in aggregate, by category of employees, as applicable): (i) employees' base annual salary or hourly wage, as applicable, (ii) job location (state or province), and (iii) category of employees, by group; provided that such information has only been provided with respect to an individual to the extent such information may be provided without violating any applicable Laws, whether relating to the transfer or disclosure of personally identifiable information, data privacy or otherwise. Company has made available to Parent a list that sets forth each individual Person who is engaged, as of the date hereof, to provide (whether directly or through an entity the Person owns or controls) contract services to Company or its Subsidiaries.

(b)        (i) Neither Company nor any of its Subsidiaries is, nor has it been in the last three (3) years, a party to, subject to, or bound by any Labor Agreement with, and no employee of Company or any of its Subsidiaries is represented by, any labor union, works council, trade union, employee association, or other labor organization or similar representative of employees (each, a “Union”), and no employee of Company or any of its Subsidiaries is represented by a Union with respect to their employment by Company or any of its Subsidiaries, (ii) there is no pending or, to the knowledge of Company, threatened Union representation petition involving any employee of Company or any of its Subsidiaries or application by any Person to be certified as the bargaining agent of any employee of Company or any of its Subsidiaries, nor has there been such a petition or application since the Applicable Date, (iii) there is no pending or, to the knowledge of Company, threatened Union organizing activities or demands of any Union for recognition or certification with respect to the employees of Company or any of its Subsidiaries, nor has there been such activities or demands since the Applicable Date, and (iv) as of the date hereof, Company and its Subsidiaries have no notice or consultation obligations to any Union, or to any employees of Company or any of its Subsidiaries, in connection with the execution of this Agreement or consummation of the Transactions.

(c)         As of the date hereof, there is no material grievance arising out of a Labor Agreement, unfair labor practice, charge, or any other material labor-related Proceeding against Company or any of its Subsidiaries pending, or, to the knowledge of Company, threatened, nor has there been any such Proceeding in the last three (3) years.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there is, and since the Applicable Date there has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other labor dispute pending, or, to the knowledge of Company, threatened, against or involving Company or any of its Subsidiaries.

(e)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. (i) Company and its Subsidiaries are, and for the last three (3) years have been, in material compliance with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, overtime, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, leaves of absence, occupational health and safety, COVID-19, whistleblowing, disability rights or benefits, equal employment opportunity, pay equity, human rights, plant closures and layoffs (including the WARN Act and similar applicable state and provincial legislation), employee trainings and notices, hiring practices, and labor relations (“Employment Laws”), (ii) there are no Proceedings pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, individual classified as an independent contractor or any class of the foregoing, relating to any of the Employment Laws, or alleging breach of any express or implied Contract of employment, and (iii) since the Applicable Date, neither Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation or initiate a Proceeding with respect to Company or any of its Subsidiaries.

(f)          All amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, sick days, termination and severance pay and benefits under Company Benefit Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of Company and its Subsidiaries, in each case in all material respects.

Section 2.12        Taxes.

(a)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             All Tax Returns required to be filed by Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Company in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, including remitting applicable amounts to the appropriate Governmental Entity when required to do so by Law, and Company and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii)            There is not in force any waiver, arrangement, election, or agreement for any extension of time or waiving the statutory limitation period for the assessment or payment of any Tax by Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii)          There is no outstanding claim, assessment, audit, proposed adjustment, matter in controversy or deficiency against Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Company in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Company or any of its Subsidiaries.

(iv)          Neither Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v)           No written claim has been made by any Taxing Authority in a jurisdiction where Company or any of its Subsidiaries does not currently file a Tax Return that Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi)          There are no Encumbrances for Taxes on any of the assets of Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of “Permitted Encumbrances”.

(vii)         Neither Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, Tax sharing or similar Tax arrangement, understanding or agreement pursuant to which it will have any potential liability to any Person after the Effective Time (excluding (A) any Contract or arrangement solely between or among Company and/or any of its Subsidiaries and (B) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(b)         Neither Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2), a “reportable transaction” as defined in subsection 237.3(1) of the Tax Act, or a “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act.

(c)         Neither Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation”, each within the meaning of Section 355(a)(1) of the Code, in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two (2) years prior to the date of this Agreement or in a distribution which would otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(d)         No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Company or any of its Subsidiaries.

(e)         The U.S. federal income tax classification of each Subsidiary of Company is set forth on Schedule 2.12(e) of the Company Disclosure Letter. Neither Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income tax purposes. Neither Company nor any of its Subsidiaries owns, directly, indirectly or constructively, any interest in (A) a “controlled foreign corporation” as defined under Section 957 of the Code, except for a Subsidiary of Company, or (B) a “passive foreign investment company” as defined under Section 1297 of the Code.

(f)         There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Company or any of its Subsidiaries. Except as in accordance with past practices, Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provision under provincial Law, if any material amount could be included in the income of Company or its Subsidiaries for any period ending after the Effective Date.

(g)         For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

Section 2.13         Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Company, threatened against or by Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Company or any of its Subsidiaries. To the knowledge of Company, as of the date hereof, no officer or director of Company is a defendant in any Proceeding in connection with his or her status as an officer or director of Company. There is no Proceeding to which Company or any of its Subsidiaries is a party pending or, to the knowledge of Company, threatened seeking to prevent, modify, delay or challenge the Arrangement or the other Transactions in any material respect.

Section 2.14        Intellectual Property and IT Assets.

(a)        Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         The use of the Company Intellectual Property owned by Company and its Subsidiaries and the operation of the business of each of Company and its Subsidiaries as presently conducted do not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending suits, actions, claims, proceedings or investigations nor has Company or any of its Subsidiaries received any claim, “cease and desist” letter, or like correspondence from any third party alleging that Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of Company, no third party is infringing on the Company Intellectual Property, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)         Company and its Subsidiaries have taken commercially reasonable measures designed to maintain and protect Company Intellectual Property, including the confidentiality of trade secrets and other confidential information used in the businesses of each of Company and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company or its Subsidiaries own or have a right to use all Company IT Assets that are currently used in the conduct of its businesses; (ii) such Company IT Assets are sufficient for the current needs of the businesses of Company and its Subsidiaries; and (iii) such Company IT Assets have not malfunctioned or failed within the past three (3) years. To the knowledge of Company, the Company IT Assets are free from any malicious code. Company and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the Company IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the storing on-site and off-site of back-up copies of critical data.

(e)         Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) Company and each of its Subsidiaries are in compliance with, and have been for the past three (3) years in compliance with all applicable Data Security Requirements, (ii) to the knowledge of Company, there has been no unauthorized access to or unauthorized use of any Company IT Assets, Personal Information or trade secrets owned or held for use by Company or its Subsidiaries, and (iii) none of Company or its Subsidiaries has received written notice of any actual violations of any Data Security Requirements.

Section 2.15        Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Company’s Oil and Gas Properties, (a) Company and its Subsidiaries have good, valid and defensible title to all real property owned by Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased or subleased or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Company or any Subsidiary of Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Company or any Subsidiary of Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Company nor any of its Subsidiaries, or to the knowledge of Company, any other party thereto, has received written notice of any default by Company or its Subsidiaries under any Company Material Real Property Lease that remains uncured as of the date of this Agreement, and (c) as of the date of this Agreement, to the knowledge of the Company, there does not exist any notice or request from any Governmental Entity delivered to Company or its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by Company or any of its Subsidiaries that remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of Company, threatened, condemnation or eminent domain Proceedings that affect any of Company’s Oil and Gas Properties, the Company Owned Real Property or the Company Material Leased Real Property.

Section 2.16        Rights-of-Way. Each of Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way in any material respect and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Company, and there are no gaps (including any gap arising as a result of any breach by Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.17        Oil and Gas Matters.

(a)         Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve reports prepared by the Company Reserve Engineers relating to Company interests referred to therein as of December 31, 2022 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company Securities Documents as having been sold or otherwise disposed of, Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or Units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Reports), (2) obligates Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)        Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by Company to the Company Reserve Engineers relating to Company interests referred to in the Company Reserve Reports, by or on behalf of Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To Company’s knowledge, any assumptions or estimates provided by Company’s Subsidiaries to the Company Reserve Engineers in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Reserve Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Company and its Subsidiaries at the dates indicated therein and are in accordance with Applicable Securities Laws applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Company or its Subsidiaries in accordance with applicable Law) and (iii) none of Company or any of its Subsidiaries (and, to Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor hereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Company or any of its Subsidiaries.

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)         All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of Company or its Subsidiaries that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Company or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by Company or its Subsidiaries (and, to the knowledge of Company, all Oil and Gas Properties owned or held by Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of Company or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) this Agreement or the Arrangement.

(h)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 2.18        Environmental Matters.

(a)        Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(ii)            Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Company’s knowledge, threatened Proceedings under Environmental Laws;

(iii)           neither Company, its Subsidiaries nor their respective operations or assets are subject to any outstanding Order arising under or relating to any Environmental Law;

(iv)          there has been no exposure of any Person to, nor Release of Hazardous Materials at or on any property currently or, to the Company’s knowledge, formerly owned or operated by Company or any of its Subsidiaries, in each case, which could give rise to liability to Company or its Subsidiaries under Environmental Laws, and, neither Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently or formerly owned or operated by Company, by or in connection with Company’s operations, or at or from any offsite location where Hazardous Materials from Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(v)           neither Company nor any of its Subsidiaries has expressly assumed or provided an indemnity with respect to any liability of any other Person under any Environmental Law.

(b)         All environmental, health and safety investigations, assessments (including Phase I and Phase II environmental site assessments) and audit reports prepared by or on behalf of Company or its Subsidiaries, or that are in the possession of Company or its Subsidiaries addressing environmental, health and safety compliance matters or potential environmental of Company or its Subsidiaries, in the case of each of the foregoing, that were prepared or conducted since the Applicable Date, have been made available for review by Parent in the Company Data Room, and which could reasonably be considered to be material to Company and its Subsidiaries, taken as a whole, or which constitutes “serious injury potential”.

Section 2.19        Material Contracts.

(a)         Schedule 2.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company Securities Documents, sets forth a true and complete list (other than Company Marketing Contracts), as of the date of this Agreement, of:

(i)             each “material contract” (as such term is defined in National Instrument 51-102 under Canadian Securities Laws) to which Company or any of its Subsidiaries is a party;

(ii)            each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Company reasonably expects that Company and its Subsidiaries will make payments in any calendar year in excess of $15,000,000 or aggregate payments in excess of $30,000,000, in each case other than (A) any Contract providing for the purchase or sale by Company or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons, produced water or freshwater or Contracts for gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Company Marketing Contract”) that is terminable by Company or any of its Subsidiaries without penalty or other payment (other than any ongoing obligation pursuant to such contract that is not caused by such termination) upon sixty (60) days’ or less notice or (B) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Company and its Subsidiaries will make payments in any calendar year in excess of $15,000,000 or aggregate payments in excess of $30,000,000;

(iii)      each Contract (other than agreements solely between or among Company and its Subsidiaries) (A) evidencing Indebtedness of Company or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Company or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $15,000,000;

(iv)      each Contract to which Company or any Subsidiary of Company is a party that (A) restricts the ability of Company or any Affiliates of Company (including, following the Closing, Parent or any of its Subsidiaries) to compete in any business or with any Person in any geographical area, (B) requires Company or any Affiliate of Company (including, following the Closing, Parent or any of its Subsidiaries) to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity,” right of first refusal, right of first offer or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that either (x) are not material to Company and its Subsidiaries, taken as a whole, and would not apply to Parent or any of its Subsidiaries following the Closing or (y) that relate to acreage dedications;

(v)       any Company Marketing Contract (A) which would reasonably be expected to involve volumes in excess of 15 MMcf of gas per day, 4,500 barrels of liquid Hydrocarbons per day or 10,000 barrels of water per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 20,000 acres;

(vi)      any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Company set forth in the Company Reserve Reports), that could reasonably be expected to result in annual payments by or to Company or any of its Subsidiaries in excess of $15,000,000 (including, for certainty, that agreement with Journey Energy Inc. providing for the repayment by Journey Energy Inc. of certain amounts owing to Company);

(vii)     each Contract for lease of personal property or real property (other than Oil and Gas Properties and Contracts related to drilling rigs, fracking operations or similar operational contracts) involving payments in excess of $15,000,000 in any calendar year that are not terminable without penalty or other liability to Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(viii)    each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Company or its Subsidiaries (or, after the Effective Date, Parent or its Subsidiaries) for which the fair market value of such asset or line of business exceeds $15,000,000;

(ix)       each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of assets or properties (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole, for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $15,000,000;

(x)        each joint venture agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Company (but including such joint operating agreements that grant rights related to gathering and processing, transportation or other midstream activities or include provisions that prohibit the drilling or development of more than one well at a time) or that are exclusively among Company and its wholly owned Subsidiaries;

(xi)       each Contract relating to a Company Related Party Transaction;

(xii)      each Contract that obligates Company or any of its Affiliates (including, following the Closing, Parent and its Subsidiaries) to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $15,000,000 per annum;

(xiii)     each Contract between Company or one of its Subsidiaries and: (i) an employee of Company or any of its Subsidiaries or independent contractor that (i) cannot be terminated by Company or its Subsidiary without penalty on notice of forty-five (45) days or less, or (ii) an employee for annual base compensation in excess of $200,000;

(xiv)     each Contract with a Governmental Entity;

(xv)     other than those relating to Company Compensatory Awards or Director Awards, each Contract providing for the payment of any cash or other compensation or benefits upon the consummation of the Arrangement or upon termination of employment or engagement in excess of statutory minimums; and

(xvi)    each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Company or any of its Subsidiaries to make expenditures in excess of $15,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2024 (calculated on a yearly average basis).

(b)       Collectively, the Contracts described in Section 2.19(a), whether or not set forth in Schedule 2.19 of the Company Disclosure Letter, are herein referred to as the “Company Contracts,” including, for the avoidance of doubt, any Company Marketing Contract responsive under Section 2.19(a)(v). A complete and correct copy of each of the Company Contracts (other than the Company Marketing Contracts) has been made available to Parent in the Company Data Room prior to the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on Company and each of its Subsidiaries that is a party thereto and, to the knowledge of Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred (other than the consummation of the Transactions in accordance with this Agreement) that with the lapse of time or the giving of notice or both would constitute a default thereunder by Company or its Subsidiaries, or, to the knowledge of Company, any other party thereto. There are no disputes pending or, to the knowledge of Company, threatened with respect to any Company Contract and neither Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.20       Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies held by Company or any of its Subsidiaries (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Company Insurance Policies prior to the entry into this Agreement have been duly paid to date, and neither Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Arrangement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy.

Section 2.21       Derivative Transactions and Hedging.

(a)       Except as would not reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole: (i) all Derivative Transactions of Company and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company and its Subsidiaries, which policies, practices and procedures are commercially reasonable; and (ii) Company and its Subsidiaries have duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Company, there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)       The Company Securities Documents, together with Schedule 2.21(b) of the Company Disclosure Letter, accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Company attributable to the production and marketing of Company or its Subsidiaries, as of the dates reflected therein.

Section 2.22       Cultural Business. Neither the Company nor its Subsidiaries are and do not operate a cultural business, as that term is defined in the Investment Canada Act.

Section 2.23       Opinion of Company’s Financial Advisor. The Company Board has received the oral opinion of Evercore Group L.L.C. (“Evercore”), to be confirmed by delivery of a written opinion addressed to the Company Board, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore's written opinion, the Consideration to be received by holders of the Company Common Shares in the Arrangement is fair, from a financial point of view, to such holders.

Section 2.24       Brokers. Except for the fees and expenses payable to the financial and strategic advisors set forth on Schedule 2.24 of the Company Disclosure Letter, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Arrangement based upon arrangements made by or on behalf of Company.

Section 2.25       Related Party Transactions. As of the date of this Agreement, neither Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the U.S. Exchange Act) of 5% or more of any class of the equity securities of Company or any of its Subsidiaries whose status as a 5% holder is known to Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the U.S. Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only with respect to the Persons in clause (b), to the knowledge of Company), in each case as would be required to be disclosed by Company pursuant to Item 404 of Regulation S-K promulgated under the U.S. Exchange Act (each of the foregoing, a “Company Related Party Transaction”).

Section 2.26       Regulatory Matters.

(a)       Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

Neither Company nor any of Company’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 2.27       Corrupt Practices Legislation.

(a)       To the knowledge of Company, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment, or gift of funds or property to any official, employee, or agent of any Governmental Entity, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or any applicable Law of similar effect in jurisdiction in which it operates, or rules and regulations promulgated thereunder;

(b)       The operations of Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Company or any of its Subsidiaries with respect to the Money Laundering Laws exists, is pending or, to Company’s knowledge, threatened;

(c)       To the knowledge of Company, neither it nor any of its Subsidiaries, their directors, officers, employees, or agents, have, in the last five (5) years, been subject to any investigation by any Governmental Entity into any actual or potential violation of applicable anti-corruption or anti-bribery Laws. During the last five (5) years, Company and its Subsidiaries have maintained policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption and anti-bribery laws; and

(d)       None of Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, agent, employee or affiliate of Company or any of its subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such person; and none of Company nor any of its Subsidiaries is in violation of any economic sanctions of the United States administered by OFAC or any Laws or executive orders relating thereto.

Section 2.28       No Additional Representations.

(a)       Except for the representations and warranties made in this Article 2, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Parent, Parent Canadian Sub or any of their respective Affiliates or Representatives with respect to any financial projection, forecast, estimate, budget or prospect information relating to Company or any of its Subsidiaries or their respective businesses; or except for the representations and warranties made by Company in this Article 2, any oral or written information presented to Parent or Parent Canadian Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 2.28 shall limit Parent’s or Parent Canadian Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Company in this Article 2.

(b)       Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Parent or Parent Canadian Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Parent Canadian Sub) whatsoever, express or implied, beyond those expressly given by Parent and Parent Canadian Sub in Article 3, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to Company, or any of its Representatives and that Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Company or any of its Representatives (including in the Parent Data Room, management presentations or in any other form in expectation of, or in connection with, the Transactions) and that Company has not relied on any such other representation or warranty not set forth in this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND PARENT CANADIAN SUB

Except as set forth in the applicable section or subsection of the disclosure letter dated as of the date of this Agreement and delivered by Parent and Parent Canadian Sub to Company on or prior to the entry into this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including, for the avoidance of doubt, each “Disclosure Statement” (as defined in and incorporated by reference into the Parent Chapter 11 Plan and the Chapter 11 Plan of Whiting Petroleum Corporation)) filed with or furnished to the SEC and available on EDGAR, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent and Parent Canadian Sub jointly and severally represent and warrant to Company as follows:

Section 3.1        Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership, limited liability company or other entity duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, continuation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to Company in the Parent Data Room complete and correct copies of its Organizational Documents and the Organizational Documents of Parent Canadian Sub, each as amended prior to the execution of this Agreement, and each as made available to Company is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 3.2        Capital Structure.

(a)       As of the date of this Agreement, the authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) no more than 41,438,129 shares of Parent Common Stock were issued and outstanding, (B) 515,030 Legacy Parent Warrants to purchase 515,060 shares of Parent Common Stock were issued and outstanding and (C) 1,971,031 Series A Parent Warrants to purchase 1,138,073 shares of Parent Common Stock were issued and outstanding and (D) 2,136,680 Series B Parent Warrants to purchase 1,233,719 shares of Parent Common Stock were issued and outstanding.

(b)       At the close of business on the Measurement Date, there were (i) (A) 226,457 outstanding Parent RSU Awards, (B) 78,943 outstanding Parent PSU Awards, and (C) 360,393 outstanding Parent LSU Awards; and (ii) 1,083,646 shares of Parent Common Stock remain available for issuance pursuant to Parent’s 2020 Long Term Incentive Plan (the “Parent Equity Plan”).

(c)       As of the close of business on the Measurement Date, except as set forth in this Section 3.2, there are no outstanding: (1) shares of Parent Common Stock or any Voting Debt or other voting securities of Parent; (2) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Common Stock, Voting Debt or other voting securities of Parent; and (3) options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Common Stock or any Voting Debt or other voting securities of Parent or any securities convertible into or exchangeable or exercisable for such securities, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d)       All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to the Arrangement and this Agreement, when issued, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with Securities Laws, other applicable Law and applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 3.2 of the Parent Disclosure Letter. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock.

(e)       As of the date of this Agreement, Parent owns, directly or indirectly, all of the outstanding equity interests in Parent Canadian Sub. As of the date of this Agreement, except as set forth in Schedule 3.2(e) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has any (i) interests in a joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any additional investment in any Person.

Section 3.3         Authority; No Violations.

(a)       Each of Parent and Parent Canadian Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval by the Court of the Interim Order and the Final Order, to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Parent Canadian Sub and the consummation by Parent and Parent Canadian Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Parent Canadian Sub (other than the approval of this Agreement by Parent as sole shareholder of Parent Canadian Sub, which shall occur immediately after the execution and delivery of this Agreement), subject to obtaining the approval by the Court of the Interim Order and the Final Order. This Agreement has been duly executed and delivered by each of Parent and Parent Canadian Sub, and assuming the due and valid execution of this Agreement by Company, constitutes a valid and binding obligation of each of Parent and Parent Canadian Sub enforceable against Parent and Parent Canadian Sub in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that the Arrangement, including the Stock Issuance, is in the best interests of Parent and is fair to the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Parent Canadian Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the Arrangement, are fair to, and in the best interests of, Parent Canadian Sub and the sole shareholder of Parent Canadian Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Arrangement. Parent, as the owner of all of the outstanding shares of capital stock of Parent Canadian Sub, will immediately after the execution and delivery of this Agreement approve this Agreement in its capacity as sole shareholder of Parent Canadian Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock or any other security of Parent or any of its Subsidiaries necessary to approve the Stock Issuance.

(b)       The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Parent (assuming that Parent Stockholder Approval is obtained) or any of its Subsidiaries (including Parent Canadian Sub), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Parent Canadian Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 3.4 are duly and timely obtained or made, the Parent Stockholder Approval has been obtained and the Court has approved the Interim Order and the Final Order, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.4        Consents. No Consent from or with any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Parent Canadian Sub or the consummation by Parent and Parent Canadian Sub of the Transactions and none of Parent or Parent Canadian Sub or any of Parent’s other Subsidiaries is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for: (a) filings as required by Applicable Securities Laws and Regulatory Laws and obtaining the Regulatory Approvals, (b) the filing and recordation of appropriate documents as required by the ABCA and the DGCL and (c) filings that would not prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.5         SEC Documents; Financial Statements.

(a)       Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the U.S. Securities Act or the U.S. Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with Applicable Securities Laws applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the entry into this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)       The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the entry into this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)       Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Applicable Securities Laws); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under Applicable Securities Laws is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Securities Laws, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Applicable Securities Laws) utilized by Parent or its Subsidiaries, and, since January 1, 2022, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the U.S. Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and the statements contained in such certifications were complete and correct in all material respects as of the dates they were made.

Section 3.6         Absence of Certain Changes or Events.

(a)       Since December 31, 2022 through the date of this Agreement, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)       From December 31, 2022 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

Section 3.7         No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2022; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.8         Parent Proxy Statement. The Parent Proxy Statement will comply in all material respects with the applicable requirements of Applicable Securities Laws, except that no representation or warranty is being made by Parent with respect to the information supplied by or on behalf of Company for inclusion in the Parent Proxy Statement or incorporation by reference therein. The Parent Proxy Statement will not, at the time the Parent Proxy Statement (or any amendment or supplement thereto) is filed with the SEC or first sent to Parent stockholders or at the time of the Parent Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is being made by Parent with respect to the information supplied by or on behalf of Company for inclusion in the Parent Proxy Statement or incorporation by reference therein.

Section 3.9         Parent Permits; Compliance with Applicable Law.

(a)       Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold the Parent Permits or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect, any such suspension or cancellation or the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)       The businesses of Parent and its Subsidiaries (and with respect to the business and Oil and Gas Properties of Parent and its Subsidiaries that are operated by third parties, to the knowledge of Parent) are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.10       Compensation; Benefits.

(a)       Each Parent Benefit Plan has been established, registered (where required), funded, administered, invested and maintained in compliance in all material respects with all applicable Laws, including, to the extent applicable, ERISA and the Code, and in accordance with its terms, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings initiated or reasonably expected to be initiated by a Governmental Entity, or any other party, with respect to any of the Parent Benefit Plans and (ii) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has any liability (nor reasonably expects to incur any material liability) for any assessment, excise or penalty taxes with respect to any Parent Benefit Plan.

(c)       All material contributions or premiums required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)       Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e)       None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is: (i) a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code; (ii) a “registered pension plan” or “multi-employer pension plan” that contains a “defined benefit provision” within, in each case, the meaning of the Tax Act; or (iii) a multi-employer pension plan as such term is defined under the Pension Benefits Standards Act (Canada) or any similar plan for purposes of pension standards legislation of another Canadian jurisdiction.

(f)        Other than continuation coverage pursuant to Section 4980B of the Code or any other applicable Law for which the recipient pays the full premium cost of coverage, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits coverage to any Person and neither Parent nor any of its Subsidiaries has any liability to provide post-employment or post-service medical, disability, life insurance or other welfare benefits coverage to any Person or ever represented, promised or contracted to any Person that such Person would be provided with such benefits.

(g)       Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (A) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee or other current or former director, officer, employee or independent contractor of Parent or any Subsidiary under any Parent Benefit Plan, (B) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan, (C) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Effective Date, or (D) result in any payment from Parent or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Parent or any of its Subsidiaries that would, individually or in combination with any other such payment from Parent or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)       Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(i)        Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 3.11       Employment and Labor Matters.

(a)       (i) Neither Parent nor any of its Subsidiaries is a party to, subject to, or bound by any Labor Agreement with any Union, and there is no pending or, to the knowledge of Parent, threatened Union representation petition involving any employees of Parent or any of its Subsidiaries or application by any Person to be certified as the bargaining agent of any employees of Parent or any of its Subsidiaries, nor has there been such a petition or application since the Applicable Date, (ii) there is no pending or, to the knowledge of Parent, threatened Union organizing activities or demands of any Union for recognition or certification with respect to the employees of Parent or any of its Subsidiaries, nor has there been such activities or demands since the Applicable Date, and (iii) as of the date hereof, Parent and its Subsidiaries have no notice or consultation obligations to any Union, or to any of their employees, in connection with the execution of this Agreement or consummation of the Transactions.

(b)       As of the date hereof, there is no material grievance arising out of a Labor Agreement, unfair labor practice, charge, or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, nor has there been any such Proceeding in the last three (3) years.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, there is, and since the Applicable Date there has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other labor dispute pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and for the last three (3) years have been, in material compliance with all applicable Employment Laws, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, individual classified as an independent contractor or any class of the foregoing, relating to any of the Employment Laws, or alleging breach of any express or implied Contract of employment.

(e)       All amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, sick days, termination and severance pay and benefits under Parent Benefit Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of Parent and its Subsidiaries, in each case in all material respects.

Section 3.12      Taxes.

(a)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)         All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Parent in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, including remitting applicable amounts to the appropriate Governmental Entity when required to do so by Law, and Parent and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii)        There is not in force any waiver, arrangement, election, or agreement for any extension of time or waiving the statutory limitation period for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii)       There is no outstanding claim, assessment, audit, proposed adjustment, matter in controversy or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Parent in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Parent or any of its Subsidiaries.

(iv)       Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v)       No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi)      There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of “Permitted Encumbrances”.

(vii)     Neither Parent nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, Tax sharing or similar Tax arrangement, understanding or agreement pursuant to which it will have any potential liability to any Person after the Effective Time (excluding (A) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries and (B) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(b)       Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(c)       Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation”, each within the meaning of Section 355(a)(1) of the Code, in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two (2) years prior to the date of this Agreement or in a distribution which would otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(d)       No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

Section 3.13       Intellectual Property and IT Assets.

(a)       Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)       The use of the Parent Intellectual Property owned by Parent and its Subsidiaries and the operation of the business of each of Parent and its Subsidiaries as presently conducted do not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no pending suits, actions, claims, proceedings or investigations nor has Parent or any of its Subsidiaries received any claim, “cease and desist” letter, or like correspondence from any third party alleging that Parent or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on the Parent Intellectual Property, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)       Parent and its Subsidiaries have taken commercially reasonable measures designed to maintain and protect Parent Intellectual Property, including the confidentiality of trade secrets and other confidential information used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or its Subsidiaries own or have a right to use all Parent IT Assets that are currently used in the conduct of its businesses; (ii) such Parent IT Assets are sufficient for the current needs of the businesses of Parent and its Subsidiaries; and (iii) such Parent IT Assets have not malfunctioned or failed within the past three (3) years. To the knowledge of Parent, the Parent IT Assets are free from any malicious code. Parent and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the Parent IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the storing on-site and off-site of back-up copies of critical data.

(e)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries are in compliance with, and have been for the past three (3) years in compliance with all applicable Data Security Requirements, (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any Parent IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries, and (iii) none of Parent or its Subsidiaries has received written notice of any actual violations of any Data Security Requirements.

Section 3.14       Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 3.15       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have good, valid and defensible title to all real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased or subleased or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent that is material to Parent and its Subsidiaries taken as a whole (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is, to the knowledge of Parent and its Subsidiaries, in full force and effect and is valid and enforceable against the parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default by the Parent or its Subsidiaries under any Parent Material Real Property Lease that remains uncured as of the date of this Agreement, and (c) as of the date of this Agreement, to the knowledge of the Parent, there does not exist any notice or request from any Governmental Entity delivered to the Parent or its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by the Parent or any of its Subsidiaries that remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of the Parent Owned Real Property or the Parent Material Leased Real Property.

Section 3.16       Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way in any material respect and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Company, and there are no gaps (including any gap arising as a result of any breach by Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17       Oil and Gas Matters.

(a)       Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve reports prepared by the Parent Reserve Engineers relating to Parent interests referred to therein as of December 31, 2022 (the “Parent Reserve Reports”) or (ii) reflected in the Parent Reserve Reports or in the Parent SEC Documents as having been sold or otherwise disposed of, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Reports and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or Units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Reports), (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)       Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Reserve Engineers relating to Parent interests referred to in the Parent Reserve Reports, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Reports was, as of the time provided (or modified or amended prior to the issuance of the Parent Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by Parent’s Subsidiaries to the Parent Reserve Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Parent Reserve Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with Applicable Securities Laws applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor hereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)       All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) this Agreement or the Arrangement.

(h)       Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 3.18       Environmental Matters.

(a)       Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)         Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(ii)        Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii)       neither Parent, its Subsidiaries nor their respective operations or assets are subject to any outstanding Order arising under or relating to any Environmental Law;

(iv)      neither Parent nor any of its Subsidiaries has expressly assumed or provided an indemnity with respect to any liability of any other Person under any Environmental Law; and

(v)       there has been no exposure of any Person to, nor Release of Hazardous Materials at or on any property currently or, to the Parent’s knowledge, formerly owned or operated by Parent or any of its Subsidiaries, in each case, which could give rise to liability to Parent or its Subsidiaries under Environmental Laws, and, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently or formerly owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved.

Section 3.19       Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the insurance policies held by Parent or any of its Subsidiaries (collectively, the “Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Parent Insurance Policies prior to the entry into this Agreement have been duly paid to date, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Arrangement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Parent Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Parent Insurance Policy.

Section 3.20       Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Citigroup Global Markets Inc. addressed to the Parent Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth therein, the Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 3.21       Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc. and other advisors set forth in Schedule 3.21 of the Parent Disclosure Letter, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Arrangement based upon arrangements made by or on behalf of Parent.

Section 3.22       Business Conduct. Parent Canadian Sub was formed on February 19, 2024. Since the inception of Parent Canadian Sub, Parent Canadian Sub has not engaged in any activity, other than such actions in connection with (x) its organization, continuation or formation, and (y) the preparation, negotiation and execution of this Agreement and the Transactions. Parent Canadian Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Transactions as provided in this Agreement.

Section 3.23       Related Party Transactions. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the U.S. Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the U.S. Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only with respect to the Persons in clause (b), to the knowledge of Parent), in each case as would be required to be disclosed by Company pursuant to Item 404 of Regulation S-K promulgated under the U.S. Exchange Act.

Section 3.24       Regulatory Matters.

(a)       Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)       Neither Parent nor any of Parent’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 3.25       Takeover Laws. The approval of the Parent Board of this Agreement and the Transactions represent all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in Parent’s Organizational Documents that is applicable to Parent, the shares of Parent Common Stock, this Agreement or the Transactions.

Section 3.26       Corrupt Practices Legislation.

(a)       To the knowledge of Parent, neither it nor any of its Subsidiaries has in the last three (3) years, directly or indirectly, (A) made or authorized any contribution, payment, or gift of funds or property to any official, employee, or agent of any Governmental Entity, agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or any applicable Law of similar effect in a jurisdiction in which it operates, or rules and regulations promulgated thereunder;

(b)       The operations of Parent and its Subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws, and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Parent or any of its Subsidiaries with respect to the Money Laundering Laws exists, is pending or, to Parent’s knowledge, threatened;

(c)       To the knowledge of Parent, neither it nor any of its Subsidiaries, their directors, officers, employees, or agents, have, in the last five (5) years, been subject to any investigation by any Governmental Entity into any actual or potential violation of applicable anti-corruption or anti-bribery Laws. During the last five (5) years, Parent and its Subsidiaries have maintained policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption and anti-bribery laws; and

(d)       None of Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, agent, employee or affiliate of Parent or any of its subsidiaries has had any sanctions administered by the OFAC imposed upon such person; and none of Parent nor any of its Subsidiaries is in violation of any economic sanctions of the United States administered by OFAC or any Laws or executive orders relating thereto.

Section 3.27         Funds Available. Parent has, as of the date of this Agreement and will have at Closing, a sufficient amount of immediately available funds (whether pursuant to the Parent Credit Facility, cash on hand or otherwise) to: (a) satisfy the payment of the Cash Consideration payable in accordance with the terms of the Plan of Arrangement, (b) make, within the time periods contemplated herein, the payment of any amount that may become payable by it under Article 6; (c) repay all Indebtedness outstanding under the Company Credit Facilities at or immediately prior to the Effective Time as contemplated in Section 4.22, (d) make and pay all amounts that may become payable under the required “change of control” offers to acquire the Company Senior Notes in accordance with the Company Senior Note Agreements, and (e) if applicable, any payment required to be made in respect of the termination of any Derivative Transaction as contemplated in Section 4.23, in each case having regard to Parent’s other liabilities and obligations.

Section 3.28       No Additional Representations.

(a)       Except for the representations and warranties made in this Article 3, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article 3, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 3.28 shall limit Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Parent and Parent Canadian Sub in this Article 3.

(b)       Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of Company or any other Person has made or is making any representations or warranties relating to Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Company in Article 2, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Parent Canadian Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in the Company Data Room, management presentations or in any other form in expectation of, or in connection with, the Transactions) and that none of Parent and Parent Canadian Sub has relied on any such other representation or warranty not set forth in this Agreement.

Article 4
CERTAIN COVENANTS

Section 4.1       Conduct of Company Business Pending the Arrangement.

(a)       Except (i) as set forth on Schedule 4.1(a) of the Company Disclosure Letter, (ii) as expressly permitted, contemplated or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to in advance by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 6, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill, assets and existing material Company Permits, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 4.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 4.1(b).

(b)       Except (i) as set forth on Schedule 4.1(b) of the Company Disclosure Letter, (ii) as expressly permitted, contemplated or required by this Agreement (including Section 1.5(b) and Section 4.24), (iii) as required by applicable Law, or (iv) as otherwise consented to in advance by Parent in writing (including with respect to any Pre-Acquisition Reorganization) (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 6, Company shall not, and shall cause its Subsidiaries not to:

(i)        do any of the following:

(A)      declare, set aside or pay any dividends, (whether in cash, securities or property or any combination thereof) on, or make any other distribution in respect of any outstanding shares, or other equity interests in, any of the Company’s Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Company to Company or another direct or indirect wholly owned Subsidiary of Company;

(B)       split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Company or any of its Subsidiaries; or

(C)       purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of, or other equity interests in, Company or any Subsidiary of Company,

other than in the case of clauses (B) and (C), in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Share Award Incentive Plan and applicable award agreements;

(ii)       offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity or phantom equity interests in, Company or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such shares or equity interests, other than:

(A)      the issuance of Company Common Shares upon the vesting or lapse of any restrictions on any awards granted under the Share Award Incentive Plan that are outstanding on the date hereof or that may be granted on or following the date hereof as permitted or contemplated in this Agreement;

(B)       the grant of Company RSU Awards or Company PSU Awards, in each case, under the Share Award Incentive Plan in the ordinary course of business in accordance with the parameters set forth on Schedule 4.1(b)(ii) of the Company Disclosure Letter (including (1) for the 2024 annual grants of such awards, up to the target dollar amounts disclosed in Schedule 4.1(b)(ii) of the Company Disclosure Letter and the number of which awards will be definitively determined based on an average trading price of the Company Common Shares following the public disclosure by Company of this Agreement), and (2) to the extent that the Effective Time has not occurred prior to January 1, 2025, the 2025 annual grants of such awards not to be made prior to January 1, 2025, and provided that the maximum aggregate grant date fair value of all such grants that may be made in 2025, if applicable, shall not exceed 125% of the aggregate grant date fair value of the Company RSU Awards and Company PSU Awards (based on target achievement of the applicable performance criteria) granted in 2023;

(C)       the grant of Director Awards under the Director DSU Plan or Director RSU Plan, as applicable, in each case, in the ordinary course of business in accordance with the parameters set forth on Schedule 4.1(b)(ii) of the Company Disclosure Letter (including, to the extent that the Effective Time has not occurred prior to January 1, 2025, the 2025 annual grants of such awards shall not be made prior to January 1, 2025, and provided that the aggregate dollar amount of annual equity retainers in respect of which Company’s directors may elect to receive Director DSU Awards and/or Director RSU Awards for 2025, if applicable, shall not exceed 125% of the aggregate of such amount for 2024 annual equity retainers); and

(D)       issuances by a direct or indirect wholly owned Subsidiary of Company of such Subsidiary’s capital stock or other equity interests to Company or any other direct or indirect wholly owned Subsidiary of Company;

(iii)       amend or propose to amend (A) Company’s Organizational Documents or (B) the Organizational Documents of any of Company’s Subsidiaries (other than, in the case of clause (B) only, ministerial changes);

(iv)      (A) merge, consolidate, combine or amalgamate with any Person, or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) (1) acquisitions or investments for which the consideration is less than $5,000,000 individually or $17,500,000 in the aggregate, (2) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business, and (3) swaps or exchanges of assets or property, which may include cash consideration, of up to 1,000 net acres in the aggregate for all such swap transactions, in each case, so long as such action is not otherwise expressly prohibited by Section 4.8(i) (“Permitted Company Acquisitions”);

(v)       sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets (including any tangible assets, such as Intellectual Property) or properties (including any Oil and Gas Properties), other than:

(A)       sales or dispositions at arm’s length for which (i) the value of the applicable assets or properties is less than $5,000,000 in the aggregate, (ii) the aggregate net acreage position attributable to such assets or properties is less than 500 net acres and (iii) the net Boe attributable to such assets or properties is less than 500 per day in the aggregate (including non-operating working interests so long as they are not operated by Parent or any of its Subsidiaries);

(B)       sales, swaps, exchanges, transfers or dispositions among Company and its direct or indirect wholly owned Subsidiaries or among direct or indirect wholly owned Subsidiaries of Company;

(C)       sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business;

(D)       the sale of Hydrocarbons in the ordinary course of business;

(E)       swaps or exchanges of assets or property, which may include cash consideration, of up to 1,000 net acres in the aggregate for all such swap transactions; or

(F)       Encumbrances expressly permitted by the proviso to Section 4.1(b)(xvi) with respect to Encumbrances in favor of secured parties under the Company Credit Facilities.

(vi)       authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any of its Subsidiaries, other than pursuant to Section 4.14;

(vii)     (A) enter into any lease for real property that would be a Company Material Real Property Lease if entered into prior to the date hereof, (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any Company Material Real Property Lease, or (C) enter into any lease for real property on economic terms that are materially less favorable, in the aggregate, to Company than those contained in similarly situated leases for real property to which Company is a party on the date of this Agreement;

(viii)    change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Company and its Subsidiaries, except as required by GAAP or applicable Law;

(ix)       fail to protect, maintain or otherwise keep in force any material Intellectual Property owned by Company or any of its Subsidiaries, except where Company or any of its Subsidiaries have permitted to expire or become cancelled or abandoned such Intellectual Property in the ordinary course of business;

(x)        enter into any new line of business that is materially different from the businesses of Company and its Subsidiaries as of entry into this Agreement, including engaging in any activity that alters Company’s status under Section 2.26;

(xi)       make (other than in the ordinary course of business), change or revoke any material election with respect to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Company or any of its Subsidiaries has the authority to make such election), change an annual Tax accounting period, change any material Tax accounting method, file any material Tax Return in a manner materially inconsistent with past practice or amend any material Tax Return, settle or compromise any material Proceeding with respect to any Tax, including entering into any material closing agreement with respect to any Tax, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(xii)      except as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof:

(A)      grant or commit to grant any new increases or decreases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees except as required by applicable Law or as is provided to a newly hired employee in the ordinary course of business (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing);

(B)       take any action to amend or accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(C)       grant or commit to grant any equity or phantom equity awards except as permitted by Section 4.1(b)(ii);

(D)      enter into any new, or amend any existing, offer letter (other than an offer for at-will employment without severance and in accordance with Section 4.1(b)(xii)(G) below) or employment or severance or termination agreement providing for severance or termination pay with, or otherwise grant any rights to severance or termination pay to, any director, officer or employee, other than severance or termination pay as may be payable pursuant to the minimum requirements of applicable employment standards legislation or applicable common law;

(E)       pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods in the ordinary course of business in accordance with the parameters set forth on Schedule 4.1(b)(xii)(E) of the Company Disclosure Letter (for clarity, including the 2023 annual cash bonuses to be paid on or about March 31, 2024 which shall not in the aggregate exceed 110% of the aggregate amount set forth in Schedule 4.1(b)(xii)(E) of the Company Disclosure Letter, and bonuses permitted by Section 4.9(d) and elsewhere in this Agreement);

(F)       establish, enter into or adopt any Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business; or

(G)       hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee with an annualized base salary (or, for independent contractors, fee) in excess of $175,000 (except as is reasonably necessary to replace any employee or independent contractor or fill an open employment position in existence as of the date hereof);

provided, however, that it shall not be a violation of this Section 4.1(b)(xii) for Company or any of its Subsidiaries to adopt a retention bonus pool after the date of this Agreement through the Effective Time to the extent that (1) the total amount awarded under such retention bonus pool does not exceed six (6) million dollars ($6,000,000), (2) a substantial majority of the payments to be made under such retention bonus pool are granted to non-executive employees of the Company and none shall be granted to the Named Executive Officers, and (3) the terms and conditions (including with respect to vesting) of any awards granted under such retention bonus pool are determined by a senior executive of the Company;

(xiii)     establish, adopt, enter into or amend any Labor Agreement, or otherwise recognize any Union as the bargaining representative of any employees of Company or any of its Subsidiaries;

(xiv)     implement any employee layoffs, furloughs, plant closings or employment losses that result in obligations pursuant to the WARN Act or similar applicable state or provincial legislation;

(xv)      waive the confidentiality, non-disclosure or other restrictive covenant obligations of any employee, independent contractor, or consultant of Company or any of its Subsidiaries;

(xvi)    (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create or assume any Encumbrances on any property or assets of Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Company Credit Facilities (including any extension, renewal or refinancing thereof), or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facilities are incurred in the ordinary course of business, in connection with this Agreement, the Transactions contemplated hereunder or any Permitted Company Acquisition;

(xvii)   (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement (other than Company Contracts entered into in connection with transactions expressly permitted by an exception set forth in Section 4.1(b)(iv) or Section 4.1(b)(v) and other than in the ordinary course of business (but excluding any Contract of the type set forth in Section 2.19(a)(iv), Section 2.19(a)(v) or Section 2.19(a)(viii)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (other than Company Contracts entered into in connection with transactions expressly permitted by an exception set forth in Section 4.1(b)(iv) or Section 4.1(b)(v));

(xviii)   initiate any Proceeding outside the ordinary course of business or waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 4.1(b)(xi)) or any Transaction Litigation (which shall be governed by Section 4.11)) except solely for monetary payments payable by Company or any of its Subsidiaries of no more than $1,200,000 individually or $3,500,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Arrangement, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries (including the Company and its Subsidiaries) or a finding or admission of a violation of Law;

(xix)     make or commit to make any capital expenditures:

(A)       in any quarterly period during the calendar year ended December 31, 2024 that are in the aggregate greater than 135% of the 2024 capital expenditures for such quarterly period expressly provided for in the capital budget amounts included on Schedule 4.1(b)(xix) of the Company Disclosure Letter;

(B)       in any quarterly period during the calendar year ended December 31, 2025 that are in the aggregate greater than 135% of the 2025 capital expenditures for such quarterly period expressly provided for in the capital budget amounts included on Schedule 4.1(b)(xix) of the Company Disclosure Letter;

(C)       during the calendar year ended December 31, 2024 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget amounts included on Schedule 4.1(b)(xix) of the Company Disclosure Letter; or

(D)       during the calendar year ended December 31, 2025 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget amounts included on Schedule 4.1(b)(xix) of the Company Disclosure Letter,

in each case except for reasonably necessary capital expenditures to repair damage resulting from insured casualty events or reasonably necessary capital expenditures on an emergency basis for the safety of individuals, assets or the environments in which individuals perform work for Company and its Subsidiaries (provided that Company shall notify Parent of any such casualty event repair or emergency expenditure as soon as reasonably practicable);

(xx)       amend, modify or supplement any Oil and Gas Lease that has the effect of (A) reducing the primary term of thereof, (B) increasing or modifying the calculation of any royalties payable thereunder, (C) requiring any drilling or completion of any Wells (other than (1) as set forth in Schedule 4.1(b)(xx) of the Company Disclosure Letter, (2) provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Oil and Gas Lease, and (3) customary offset drilling provisions), or (D) imposing or reducing the time periods to conduct any operations thereunder in order to maintain or extend such Oil and Gas Lease;

(xxi)     fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Company and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner that is not in the ordinary course of business;

(xxii)    enter into any agreement that includes any non-solicitation provisions, non-competition provisions or similar provisions or that would otherwise in any way limit the ability of Company or any of its Subsidiaries, or would limit the ability of Parent or any of its Subsidiaries after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area during any period; or

(xxiii)   agree or commit to take any action that is prohibited by this Section 4.1(b).

Section 4.2        Conduct of Parent Business Pending the Arrangement.

(a)       Except (i) as set forth on Schedule 4.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted, contemplated or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to in advance by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 6, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill, assets and existing material Parent Permits, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 4.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 4.2(b).

(b)       Except (i) as set forth on Schedule 4.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted, contemplated or required by this Agreement, (iii) as required by applicable Law or (iv) as otherwise consented to in advance by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 6, Parent shall not, and shall cause its Subsidiaries not to:

(i)        do any of the following:

(A)      declare, set aside or pay any dividends (whether in cash, securities or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect Subsidiary of Parent and (2) quarterly cash dividends of Parent (inclusive of both the base fixed dividend and any variable dividend) that are declared by the Parent Board; or

(B)       split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries;

(ii)       offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity or phantom equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than:

(A)       the issuance of Parent Common Stock as required by the terms of any Parent Warrant Agreement or upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or granted following the date of this Agreement in the ordinary course of business;

(B)       the grant of Parent RSU Awards, or Parent PSU Awards or Parent LSU Awards in the ordinary course of business; and

(C)       issuances by a direct or indirect wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other direct or indirect wholly owned Subsidiary of Parent; and

(D)       issuances in connection with acquisitions of Persons or assets by Parent or any of its Subsidiaries (whether by mergers, equity acquisition, stock acquisition, asset purchase or otherwise) that are not otherwise expressly prohibited by Section 4.2(b)(iv) or Section 4.8(i) (“Permitted Parent Acquisitions”);

(iii)       amend or propose to amend Parent’s or Parent Canadian Sub’s Organizational Documents in a manner that could reasonably be expected to be adverse to Company or any securityholder of Company;

(iv)      (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) one or more mergers, consolidations, combinations, amalgamations, acquisitions or investments for which the consideration is valued at less than $115,000,000 individually or $350,000,000 in the aggregate, (2) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business and (3) swaps or exchanges of assets or property, which may include cash consideration, for as long as in each case of (1), (2) and (3) such action is not otherwise expressly prohibited by Section 4.8(i);

(v)       sell, lease, swap, exchange, transfer, farmout, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets (including any tangible assets) or properties (including any Oil and Gas Properties), other than:

(A)      sales or dispositions at arm’s length for which the value of the applicable assets or properties is less than $75,000,000 individually and $150,000,000 in the aggregate and the net Boe attributable to such assets or properties is less than 2,000 per day in the aggregate (including non-operating working interests so long as they are not operated by Company or any of its Subsidiaries);

(B)       sales, swaps, exchanges, transfers or dispositions among Parent and its direct or indirect wholly owned Subsidiaries or among direct or indirect wholly owned Subsidiaries of Parent;

(C)       sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business;

(D)       the sale of Hydrocarbons in the ordinary course of business;

(E)       swaps or exchanges of assets or property, which may include cash consideration; or

(F)       Encumbrances expressly permitted by clause (3) of the proviso to Section 4.2(b)(x) with respect to Encumbrances in favor of secured parties under the Parent Credit Facility.

(vi)      authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)     change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    fail to maintain or otherwise keep in force any material Intellectual Property owned by Parent or any of its Subsidiaries, except where the Parent or any of its Subsidiaries have permitted to expire or become cancelled or abandoned such Intellectual Property in the ordinary course of business;

(ix)       enter into any new line of business that is material to Parent and is materially different from the businesses of Parent and its Subsidiaries as of entry into this Agreement, including engaging in any activity that alters Parent’s status under Section 3.24;

(x)        (A) incur, create, assume waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create or assume any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Parent Credit Facility (including any extension, renewal or refinancing thereof), (2) in connection with the consummation of the Transactions or any Permitted Parent Acquisitions or (3) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1) or (2);

(xi)       waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Transaction Litigation (which shall be governed by Section 4.11)) outside the ordinary course of business, except for monetary payments payable by Parent or any of its Subsidiaries of no more than $4,000,000 individually or $10,000,000 in the aggregate on a basis that would not prevent or materially delay consummation of the Arrangement, or (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries in any material respect;

(xii)      make or commit to make any capital expenditures:

(A)       in any quarterly period during the calendar year ended December 31, 2024 that are in the aggregate greater than 135% of the 2024 capital expenditures for such quarterly period expressly provided for in the capital budget included on Schedule 4.2(b)(xii) of the Parent Disclosure Letter;

(B)       in any quarterly period during the calendar year ended December 31, 2025 that are in the aggregate greater than 135% of the 2025 capital expenditures for such quarterly period set forth in the long-range plan made available in the Parent Data Room;

(C)       during the calendar year ended December 31, 2024 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the capital budget included on Schedule 4.2(b)(xii) of the Parent Disclosure Letter; or

(D)       during the calendar year ended December 31, 2025 that are greater than 110% of the capital expenditures for such calendar year as expressly provided for in the long-range plan made available in the Parent Data Room, in each case except for (x) capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify Company of any such emergency expenditure as soon as reasonably practicable) or (y) related to Permitted Parent Acquisitions;

(xiii)     fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner that is not in the ordinary course of business;

(xiv)     enter into any agreement that includes any non-solicitation provisions, non-competition provisions or similar provisions, in each case, that would materially limit or adversely effect the ability of Parent or any of its Subsidiaries, after the Effective Time, to compete in or conduct any material line of business or compete with any Person in any geographic area during any period; or

(xv)     agree or commit to take any action that is prohibited by this Section 4.2(b).

Section 4.3         No Solicitation; Adverse Recommendation Change.

(a)       Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of Company’s Subsidiaries shall (and Company shall, and shall cause each of Company’s Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives not to), (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Company or any of Company’s Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Company or any of Company’s Subsidiaries or afford access to the properties, books or records of Company or any of Company’s Subsidiaries with respect to, relating to, or in furtherance of, a Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (iii) accept a Company Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, arrangement agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that would reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 4.3) or (B) requiring or which would reasonably be expected to cause Company to abandon, terminate or fail to consummate the Arrangement. Any action, or failure to take action, that is taken at the request of or on the behalf of Company or any of Company’s Subsidiaries or by their respective Representatives in violation of this Section 4.3, shall be deemed to be a breach of this Agreement by Company. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Requisite Shareholder Vote, Company and its Representatives may, in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal after the date hereof that did not result from a breach of this Section 4.3 by Company or any of Company’s Subsidiaries or any of their respective Representatives, take any actions described in clause (ii) in the first sentence of this Section 4.3(a) with respect to a third party if (x) Company provides Parent the notice required by Section 4.3(b) with respect to such Company Acquisition Proposal, (y) the Company Board determines in good faith (after consultation with Company’s financial advisor(s) and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Company Acquisition Proposal is subject) and (z) the Company Board determines in good faith (after consultation with Company’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that Company shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party.

(b)       Except as otherwise provided in this Section 4.3(b) and Section 4.3(c), neither the Company Board nor any committee thereof shall directly or indirectly (A) withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent or Parent Canadian Sub), or publicly propose to withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent or Parent Canadian Sub), the approval or recommendation by the Company Board or any such committee thereof of this Agreement, the Arrangement or the Arrangement Resolution, (B) endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve any Company Acquisition Proposal, (C) fail to include the Company Board Recommendation in the Company Circular, (D) in the case of a Company Acquisition Proposal that is structured as a takeover bid, fail to recommend, in a directors’ circular prepared by the Company, against acceptance of such takeover bid on or prior to the earlier of (1) three (3) Business Days prior to the date of the Company Meeting or (2) fifteen (15) days after the formal commencement of such takeover bid, (E) if a Company Acquisition Proposal shall been publicly announced or disclosed (other than pursuant to the foregoing clause (D)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of five (5) Business Days after Parent so requests in writing or three (3) Business Days prior to the date of the Company Meeting or (F) make any other public statement that is inconsistent in any material respect with the Company Board Recommendation (any action described in these clauses (A) to (F) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Company Requisite Shareholder Vote, and subject to Company’s compliance in all material respects at all times with the provisions of this Section 4.3 and Section 4.6, in response to a bona fide written Company Acquisition Proposal submitted after the date hereof that did not result from a breach of this Section 4.3 by Company or any of Company’s Subsidiaries or any of their respective Representatives, and that the Company Board determines in good faith, after consultation with Company’s financial advisor(s) and outside legal counsel, is a Company Superior Proposal and the failure to make a Company Adverse Recommendation Change or terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.1(d)(iv); provided, however, that Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Company Superior Proposal (x) until four (4) Business Days after Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board has received a Company Acquisition Proposal that the Company Board has determined in good faith, after consultation with Company’s financial advisor(s) and outside legal counsel, constitutes a Company Superior Proposal, including a copy of the proposed Company Superior Proposal specifying the material terms and conditions of such Company Superior Proposal and any applicable transaction and financing documents, and identifying the Person or group making such Company Superior Proposal, (y) if during such four (4) Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith (after consultation with Company’s financial advisor(s) and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such previous Company Superior Proposal remains a Company Superior Proposal (it being understood that any change in the financial or other material terms of such Company Superior Proposal shall require a new Company Notice and a new four (4) Business Day period under this Section 4.3(b), and (z) unless the Company Board, after consultation with outside legal counsel, determines that the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(c)       Other than in connection with a Company Superior Proposal (which shall be subject to Section 4.3(b) and shall not be subject to this Section 4.3(c)), notwithstanding the first sentence of Section 4.3(b), at any time prior to obtaining the Company Requisite Shareholder Vote, and subject to Company’s compliance in all material respects at all times with the provisions of this Section 4.3 and Section 4.6, in response to a Company Intervening Event that is not related to any Company Acquisition Proposal, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with Company’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four (4) Business Day period, at the request of Parent, Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change in response thereto.

(d)       Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of Parent’s Subsidiaries shall (and Parent shall, and shall cause each of Parent’s Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives not to), (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of Parent’s Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of Parent’s Subsidiaries or afford access to the properties, books or records of Parent or any of Parent’s Subsidiaries with respect to, relating to, or in furtherance of, a Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, or (iii) accept a Parent Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, arrangement agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that would reasonably be expected to lead to, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 4.3) or (B) requiring or which would reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Arrangement. Any action, or failure to take action, that is taken at the request of or on the behalf of Parent or any of Parent’s Subsidiaries or by their respective Representatives in violation of this Section 4.3, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, prior to obtaining Parent Stockholder Approval, Parent and its Representatives may, in response to a request therefor by a Person who has made an unsolicited bona fide written Parent Acquisition Proposal after the date hereof that did not result from a breach of this Section 4.3 by Parent or any of, Parent’s Subsidiaries or any of their respective Representatives may take any actions described in clause (ii) in the first sentence of this Section 4.3(d) with respect to a third party if (x) Parent provides Company the notice required by Section 4.3(e) with respect to such Parent Acquisition Proposal, (y) the Parent Board determines in good faith (after consultation with Parent’s financial advisor(s) and Parent’s outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Parent Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Company Acquisition Proposal is subject) and (z) the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that Parent shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party.

(e)       Except as otherwise provided in this Section 4.3(e) and Section 4.3(f), neither the Parent Board nor any committee thereof shall directly or indirectly (A) withhold, withdraw or qualify (or amend or modify in a manner adverse to Company), or publicly propose to withhold, withdraw or qualify (or amend or modify in a manner adverse to Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement or the Stock Issuance, (B) endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve any Parent Acquisition Proposal, (C) fail to include the Parent Board Recommendation in the Parent Proxy Statement, (D) in the case of a Parent Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by Company or an Affiliate of Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Parent stockholders on or prior to the earlier of (1) three (3) Business Days prior to the date of the Parent Meeting or (2) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, (E) if a Parent Acquisition Proposal shall been publicly announced or disclosed (other than pursuant to the foregoing clause (D)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of five (5) Business Days after Company so requests in writing or three (3) Business Days prior to the date of the Parent Meeting or (F) make any other public statement that is inconsistent in any material respect with the Parent Board Recommendation (any action described in these clauses (A) to (F) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 4.3 and Section 4.6, in response to a bona fide written Parent Acquisition Proposal submitted after the date hereof that did not result from a breach of this Section 4.3 by Parent or any of Parent’s Subsidiaries or any of their respective Representatives, and that the Parent Board determines in good faith, after consultation with Parent’s financial advisor(s) and outside legal counsel, is a Parent Superior Proposal and, after consultation with Parent’s outside legal counsel, the failure to make a Parent Adverse Recommendation Change or terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Parent Board may make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.1(c)(iv); provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Parent Superior Proposal (x) until four (4) Business Days after Parent provides written notice to Company (a “Parent Notice”) advising Company that the Parent Board has received a Parent Acquisition Proposal that the Parent Board has determined in good faith, after consultation with Parent’s financial advisor(s) and outside legal counsel, constitutes a Parent Superior Proposal, including a copy of the proposed Parent Superior Proposal specifying the material terms and conditions of such Parent Superior Proposal and any applicable transaction and financing documents, and identifying the Person or group making such Parent Superior Proposal, (y) if during such four (4) Business Day period, Company proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith (after consultation with Parent’s financial advisor(s) and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such previous Parent Superior Proposal remains a Parent Superior Proposal (it being understood that any change in the financial or other material terms of such Parent Superior Proposal shall require a new Parent Notice and a new four (4) Business Day period under this Section 4.3(e), and (z) unless the Parent Board, after consultation with outside legal counsel, determines that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(f)        Other than in connection with a Parent Superior Proposal (which shall be subject to Section 4.3(e) and shall not be subject to this Section 4.3(f)), notwithstanding the first sentence of Section 4.3(e) at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 4.3 and Section 4.6, in response to a Parent Intervening Event that is not related to any Parent Acquisition Proposal, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with Parent’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (ii) provides written notice to Company (a “Parent Notice of Change”) advising Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the fourth Business Day after receipt by Company of the Parent Notice of Change and (y) during such four (4) Business Day period, at the request of Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change in response thereto.

(g)       The Parties agree that in addition to the obligations of Company and Parent set forth in paragraphs (a) through (f) of this Section 4.3, as promptly as practicable (and in any event within 24 hours) after receipt thereof, Company or Parent, as applicable, shall advise Parent or Company, respectively, in writing of any request for information or any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) received from any Person, or any inquiry, discussions or negotiations with respect to any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) and the terms and conditions of such request, Company Acquisition Proposal or Parent Acquisition Proposal (as applicable), inquiry, discussions or negotiations, and Company or Parent (as applicable) shall promptly provide to Parent or Company, respectively, copies of any written materials received by Company or Parent, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) or inquiry or with whom any discussions or negotiations are taking place. Each of Company and Parent agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) which was not previously provided to the other. Company and Parent shall promptly as practicable (and in any event within 24 hours) keep Parent and Company, respectively, fully informed of the status of any Company Acquisition Proposals or Parent Acquisition Proposals (as applicable) (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Company and Parent agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party with respect to a Company Acquisition Proposal or Parent Acquisition Proposal (as applicable).

(h)       Immediately after the execution and delivery of this Agreement, each of Company and Parent will (and will cause its Subsidiaries and use all reasonable best efforts to cause their respective Representatives to) cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Company Acquisition Proposal or Parent Acquisition Proposal, as applicable. Each of Company and Parent agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the Transactions of the obligations undertaken in this Section 4.3 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, to acquire such Party or any material portion thereof to return or destroy (and request that any such destruction shall be confirmed in writing by an officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

Section 4.4         Preparation of Company Circular and Parent Proxy Statement.

(a)       Promptly following the entry into this Agreement, Company shall prepare, together with any other documents required by the ABCA, Canadian Securities Laws and all other applicable Laws, and shall use its reasonable best efforts to cause to be filed with the TSX and the Canadian Securities Authorities as promptly as practicable after obtaining the Interim Order (with the making of such filing subject to Parent furnishing the information required under Section 4.4(c)), the Company Circular relating to matters to be submitted to the holders of Company Common Shares at the Company Meeting. Company shall use reasonable best efforts to cause the Company Circular to comply as to form and substance in all material respects with the rules and regulations promulgated by Canadian Securities Laws and the requirements of applicable Law, and to respond as promptly as practicable to any comments of the TSX, Canadian Securities Authorities or their respective staff. Company will advise Parent promptly after it receives any request by the TSX or Canadian Securities Authorities for amendment of the Company Circular or comments thereon and responses thereto or any request by the TSX or Canadian Securities Authorities for additional information, and shall provide Parent with copies of all correspondence that is provided by or on behalf of it, on one hand, and by the TSX or Canadian Securities Authorities on the other hand. Company shall use its reasonable best efforts to resolve any comments from the TSX and Canadian Securities Authorities with respect to the Company Circular as promptly as reasonably practicable after receipt thereof. Company agrees to permit Parent (to the extent practicable) and its counsel, to participate in all meetings and conferences with the TSX or Canadian Securities Authorities with respect to the foregoing matters. Notwithstanding the foregoing, prior to filing or mailing the Company Circular (or any amendment or supplement thereto) or responding to any comments of the TSX or Canadian Securities Authorities with respect thereto, the Company will (A) provide Parent with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by Parent and (C) not file or mail such document or respond to the TSX or Canadian Securities Authorities prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)       Promptly following the entry into this Agreement, Parent shall prepare, together with any other documents required by U.S. Securities Laws and all other applicable Laws, and shall use its reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement (with the making of such filing subject to Company furnishing the information required under Section 4.4(d)), the Parent Proxy Statement relating to matters to be submitted to holders of Parent Common Stock at the Parent Meeting. Parent shall use reasonable best efforts to cause the Parent Proxy Statement to comply as to form and substance in all material respects with the rules and regulations promulgated by the SEC and the requirements of applicable Law, and to respond as promptly as practicable to any comments of the SEC or its staff. Parent will advise Company promptly after it receives any request by the SEC for amendment of the Parent Proxy Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent shall provide Company with copies of all correspondence that is provided by or on behalf of it, on one hand, and by the SEC on the other hand. Parent shall use its reasonable best efforts to resolve any comments from the SEC with respect to the Parent Proxy Statement as promptly as reasonably practicable after receipt thereof. Parent agrees to permit Company (to the extent practicable) and its counsel, to participate in all meetings and conferences with the SEC with respect to the foregoing matters. Notwithstanding the foregoing, prior to filing or mailing the Parent Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent will (A) provide Company with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by Company and (C) not file or mail such document or respond to the SEC prior to receiving the approval of Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)       Parent will promptly furnish to Company such data and information relating to it, its Subsidiaries (including Parent Canadian Sub) and the holders of its capital stock, as is required by applicable Laws and as Company may reasonably request for the purpose of including such data and information in the Company Circular and any amendments or supplements thereto. Parent shall use reasonable best efforts to obtain any necessary consents from any of its auditors, reserves evaluators or other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular relating to it or its Subsidiaries (including Parent Canadian Sub) and to the identification in the Company Circular of each such advisor.

(d)       Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as is required by applicable Laws and as Parent may reasonably request for the purpose of including such data and information in the Parent Proxy Statement and any amendments or supplements thereto. Company shall use reasonable best efforts to obtain any necessary consents from any of its auditors, reserves evaluators or other advisors to the use of any financial, technical or other expert information required to be included in the Parent Proxy Statement relating to it or its Subsidiaries and to the identification in the Parent Proxy Statement of each such advisor.

(e)       Parent and Company shall each use reasonable best efforts to coordinate with each other to prepare common disclosure that will be included in both the Company Circular and the Parent Proxy Statement, and shall, to the extent reasonably practicable, provide that such disclosure is generally consistent as between the Company Circular and the Parent Proxy Statement.

(f)       Parent and Company shall make all necessary filings with respect to the Transactions under the U.S. Securities Act and the U.S. Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the issuance of any stop order, or the suspension of the qualification of the Parent Common Stock issuable in connection with the Arrangement for offering or sale in any jurisdiction. Each of Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(g)       If at any time prior to the Effective Time, any information relating to Parent or Company, or any of their respective Affiliates, officers or directors, should be discovered by Company or Parent that should be set forth in an amendment or supplement to either of the Company Circular or Parent Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC or Canadian Securities Authorities, as applicable, and, to the extent required by applicable Law, disseminated to the shareholders of Company or the stockholders of Parent, as applicable.

Section 4.5        Mutual Covenants of the Parties Relating to the Transactions. Except to the extent the Parties’ obligations are specifically set forth elsewhere in this Article 4, each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)       it shall use its reasonable best efforts to, and shall cause its Subsidiaries and Affiliates to use their reasonable best efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 5 to the extent the same is within its or its Subsidiaries’ or Affiliates’ control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transactions, including using its reasonable best efforts to, as promptly as practicable: (i) obtain all necessary waivers, consents, clearances and approvals required to be obtained pursuant to applicable Laws; (ii) obtain all necessary, proper or advisable authorizations as are required to be obtained by it or any of its Subsidiaries or Affiliates under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Transactions; and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries and Affiliates of their obligations hereunder;

(b)       it shall not, and shall cause its Subsidiaries and Affiliates not to, take any action, shall refrain from, and shall cause its Subsidiaries and Affiliates to refrain from, taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would or would reasonably be expected to cause any of the conditions set forth in Article 5 not to be satisfied or otherwise materially interfere with or materially impede the consummation of the Transactions, or that will have, or which would reasonably be expected to have, the effect of materially delaying, impairing or impeding the consummation of the Arrangement;

(c)       it shall use reasonable best efforts to: (i) vigorously resist, contest and defend all lawsuits or other legal, regulatory or other Proceedings against any Party or any of its Subsidiaries or Affiliates challenging or affecting this Agreement or the consummation of the Transactions; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to any Party or any of its Subsidiaries or Affiliates which may adversely affect, delay or interfere with the ability of the Parties to consummate the Transactions; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Transactions, any Law that makes consummation of the Transactions illegal or otherwise prohibits or enjoins Company or Parent from consummating the Transactions; and

(d)       it shall carry out the terms of the Interim Order and Final Order applicable to it and use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or Affiliates with respect to the Transactions.

(e)       it shall promptly notify the other Party in writing of:

(i)        any material change (actual, anticipated, contemplated or, to its knowledge, threatened, financial or otherwise) in the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), or financial condition of it and its Subsidiaries on a consolidated basis; or

(ii)       any change in any representation or warranty provided by it in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and each Party shall discuss with the other Party any change in circumstances (actual, anticipated, contemplated, or to its knowledge, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to the foregoing provisions.

Section 4.6         Meetings.

(a)       Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Requisite Shareholder Vote, to be held as promptly as reasonably practicable following the clearance of the Parent Proxy Statement by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Unless there has been a Company Adverse Recommendation Change in accordance with Section 4.3, the Company Board shall recommend that the shareholders of Company approve the Arrangement Resolution at the Company Meeting and the Company Circular shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Company (i) shall be required to adjourn or postpone the Company Meeting (A) to the extent necessary to ensure that any required Supplemental Information is provided to Company’s shareholders or (B) if, as of the time for which the Company Meeting is scheduled, there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Meeting and (ii) may adjourn or postpone the Company Meeting if, as of the time for which the Company Meeting is scheduled, there are insufficient Company Common Shares represented (either in person or by proxy) to obtain the Company Requisite Shareholder Vote; provided, however, that unless otherwise agreed to by the Parties, the Company Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Company Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Meeting shall not be adjourned or postponed to a date on or after five (5) Business Days prior to the Termination Date. If requested by Parent, Company shall, commencing on the tenth (10th) Business Day prior to the date of the Company Meeting, promptly provide Parent with all voting tabulation reports relating to the Company Meeting that have been prepared by Company or Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Company’s shareholders with respect thereto. Unless there has been a Company Adverse Recommendation Change in accordance with Section 4.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Company’s shareholders or any other Person to prevent the Company Requisite Shareholder Vote from being obtained. Once Company has established a record date for the Company Meeting, Company shall not change such record date or establish a different record date for the Company Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law, the Court or its Organizational Documents or in connection with a postponement or adjournment of the Company Meeting permitted or required hereunder. Company shall promptly notify Parent in the event Company or its Representatives receives any written communication, notice or indication from any Company shareholder who is reasonably believed to hold more than 1% of the outstanding Company Common Shares in opposition to the Arrangement or Arrangement Resolution or that such Company shareholder may vote against the Arrangement Resolution at the Company Meeting.

(b)       Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Parent Proxy Statement by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Unless there has been a Parent Adverse Recommendation Change in accordance with Section 4.3, the Parent Board shall recommend that the stockholders of Parent approve the Stock Issuance, and the Parent Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Meeting (A) to the extent necessary to ensure that any required Supplemental Information is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Meeting and (ii) may adjourn or postpone the Parent Meeting if, as of the time for which the Parent Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Parent Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Meeting shall not be adjourned or postponed to a date on or after five (5) Business Days prior to the Termination Date. If requested by Company, Parent shall, commencing on the tenth (10th) Business Day prior to the date of the Parent Meeting, promptly provide Company with all voting tabulation reports relating to the Parent Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Adverse Recommendation Change in accordance with Section 4.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Meeting, Parent shall not change such record date or establish a different record date for the Parent Meeting without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law, the Court or its Organizational Documents or in connection with a postponement or adjournment of the Parent Meeting permitted or required hereunder. Parent shall promptly notify Company in the event Parent or its Representatives receives any written communication, notice or indication from any Parent stockholder who is reasonably believed to hold more than 1% of the outstanding shares of Parent Common Stock in opposition to the Stock Issuance or that such Parent stockholder may vote against the Stock Issuance at the Parent Meeting.

(c)       The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Meeting and the Parent Meeting, as applicable, on the same day and at approximately the same time.

Section 4.7         Access to Information.

(a)       Subject to applicable Law and the other provisions of this Section 4.7, each Party shall (and shall cause its Subsidiaries to), upon a reasonable request by the other Party, furnish the other Party with all information concerning such Party, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Applicable Proxy Statement / Circular or any other statement, filing, notice or application made by or on behalf of Parent or Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Arrangement. Subject to Section 4.13 and Section 4.26, each Party shall, and shall cause each of its Subsidiaries to, afford the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 6.1, reasonable access, at reasonable times during normal business hours and upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party and its Representatives such information concerning such Party and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. A Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)         A Party shall not be required to, or be required to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, a Party shall inform the other Party as to the general nature of what is being withheld and such Party shall reasonably cooperate with the other Party to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room or clean team procedures, redaction or entry into a customary common interest privilege or joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)        A Party may reasonably require that competitively sensitive information otherwise required to be provided to the other Party pursuant to this Agreement shall be provided only to external legal counsel of such Party.

(iii)       A Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party; and

(iv)       No investigation or information provided pursuant to this Section 4.7 shall affect or be deemed to modify any representation or warranty made by a Party and the other Party shall not, and shall cause its Representatives to not, use any information obtained pursuant to this Section 4.7 for any purpose unrelated to the consummation of the Transactions or the integration of Company and Parent following, and conditional upon, the completion of the Arrangement.

(b)       The Confidentiality Agreement dated as of December 12, 2023, between Parent and Company (as it may be amended, supplemented or otherwise modified in accordance with its terms, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article 6, each Party shall continue to provide access to the other Party and its Representatives to the electronic data rooms relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 4.8        Consummation of the Arrangement; Additional Agreements.

(a)       Within ten (10) Business Days following the date of this Agreement, Company and Parent each shall file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the Transactions to the extent any such filing is required by the HSR Act in order to obtain the HSR Clearance. Parent shall be responsible for the payment of all filing fees applicable to the Transactions pursuant to the HSR Act and any other Regulatory Laws.

(b)       If the Competition Act Approval is required, within fifteen (15) Business Days following the date of this Agreement, Parent shall file with the Commissioner a letter requesting that the Commissioner issue an advance ruling certificate under section 102 of the Competition Act in respect of the Arrangement or, in the alternative, a “no-action” letter indicating that the Commissioner does not intend to make an application under section 92 of the Competition Act in respect of the Arrangement.

(c)       If the Competition Act Approval is required, within fifteen (15) Business Days following the date of this Agreement, unless Company and Parent mutually agree otherwise, Company and Parent each shall file with the Commissioner a merger notification in respect of the Arrangement pursuant to Part IX of the Competition Act.

(d)       Within ten (10) Business Days following the date of this Agreement, Parent shall submit an application for review to the Minister in respect of the Arrangement pursuant to Part IV of the Investment Canada Act;

(e)       Subject to the conditions and upon the terms of this Agreement, each of Company and Parent shall, and shall cause its Subsidiaries and Affiliates to, use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Arrangement and the other Transactions. Each of Parent and Company shall, as soon as practicable, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information, documents and testimony which is required or requested by a Governmental Entity of any jurisdiction in connection with the Transactions. No Party shall, nor shall it permit its Subsidiaries or Affiliates to, independently participate in any substantive meeting or discussion, or engage in any meeting or discussion, with any Governmental Entity in respect to the Transactions without giving the other Party reasonable prior notice of the meeting or discussion and, unless prohibited by such Governmental Entity, the opportunity to attend and participate. The Parties will, and will cause their and Subsidiaries and Affiliates to, consult and cooperate with one another and permit the other Party or its counsel to review in advance any proposed oral or written communication (including emails) by such Party or its Subsidiaries or Affiliates to any Governmental Entity, including but not limited to communications in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act, the Investment Canada Act, the Competition Act, other Regulatory Laws or any applicable state Laws in connection with the Arrangement, and consider in good faith any suggestions made by the other Party and its counsel. The Parties shall discuss in advance the strategy for obtaining any clearances required under any applicable Law in connection with this Agreement or the Transactions; provided, however, that Parent shall determine and direct such strategy and timing for obtaining any clearances required under antitrust or competition Laws after reasonably consulting with and considering in good faith all comments and advice of Company (and its counsel) and Parent shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining such clearances required under antitrust or competition Laws.

(f)        Each of Company and Parent shall, and shall cause its Subsidiaries and Affiliates to, (i) give the other Party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Entity with respect to the Arrangement or any of the other Transactions, (ii) keep the other Party informed as to the status of any such legal Proceeding or threat, (iii) promptly inform the other Party and provide the other Party copies of any communication to or from any Governmental Entity regarding the Transactions and (iv) use reasonable best efforts to (A) avoid, and if necessary, vigorously resist, defend against and contest (including through all available appeals), any threatened or pending Proceeding by or before any Governmental Entity seeking to prohibit, restrain, enjoin, delay or make illegal the consummation of any of the Transactions or challenging the Transactions as violative of any Regulatory Law and (B) have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, restrains, enjoins, delays or makes illegal the consummation of any of the Transactions.

(g)       Each of Parent and Company shall, and shall cause their Subsidiaries and Affiliates to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain as soon as reasonably possible, and in any event prior to the Termination Date, all consents, clearances, approvals and waiting period expirations or terminations from any Governmental Entity (other than the Net Benefit Approval, which is addressed in Section 4.8(h)) that are necessary, proper or advisable to consummate the Transactions, including by offering, proposing, negotiating, agreeing to, consenting to and effecting (i) the sale, transfer, divestiture or other disposal of any assets or businesses of Parent, Company and their respective Subsidiaries, (ii) the termination of existing relationships, contractual rights or obligations of Parent, Company and their respective Subsidiaries, (iii) the termination, amendment or modification of any venture or other arrangement of Parent, Company and their respective Subsidiaries, (iv) the creation of any relationships, contractual rights or obligations of Parent, Company and their respective Subsidiaries, (v) the effectuation of any other change or restructuring of Parent, Company and their respective Subsidiaries or (vi) any other remedy, condition or commitment of any kind (any of the actions described in the foregoing clauses (i) through (vi), a “Remedy Action”); provided, however, that Parent and its Subsidiaries shall not be required to, and Company and its Subsidiaries shall not, without the prior written consent of Parent, be permitted to offer to any Person to, take any Remedy Action that would or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Parent, Company and their respective Subsidiaries, taken as a whole, provided, further, that for this purpose, Parent, Company and their respective Subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Company and its Subsidiaries, taken as a whole, as of the date of this Agreement. Any Remedy Action shall be conditioned upon the consummation of the Transactions. Without limiting the generality of the foregoing, Company shall, and shall cause its Subsidiaries to, (i) reasonably cooperate with Parent, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by Parent to evidence or reflect the Transactions (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given in connection with the Arrangement and the other Transactions; and (iii) obtain each approval, consent, clearance, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) in connection with the Arrangement (provided, however, that Company shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, clearance, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)).

(h)       With respect to the Net Benefit Approval, Parent shall, and shall cause its Subsidiaries and Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, as soon as reasonably possible, to obtain the Net Benefit Approval in order to consummate the transactions prior to Termination Date. For the purposes of this Section 4.8(h). Parent’s reasonable best efforts means, if necessary to obtain the Net Benefit Approval, proposing and negotiating in good faith and agreeing to such customary undertakings to the Minister as are required to obtain the Net Benefit Approval, including, if necessary, taking account of the reasonable comments and recommendations provided by the Minister in revised undertakings that are proposed to the Minister. Notwithstanding any other term of this Agreement, Parent shall determine and direct all strategy related to obtaining the Net Benefit Approval after reasonably consulting with and considering in good faith all comments and advice of Company (and its counsel).

(i)        Each of Parent and Company shall not, and shall cause their respective Subsidiaries and Affiliates not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner) any Person or portion thereof, or otherwise acquire or agree to acquire any assets or business, if such agreement, acquisition or other transaction would reasonably be expected to materially delay or impede the receipt of any required approval, consent, clearance or authorization or the consummation of the Transactions or prevent the ability of the Parties to consummate the Transactions by the Termination Date.

Section 4.9         Employee Matters.

(a)       Company Employment Agreements. The Parties agree that any payments under the Company Employment Agreements (whether to be made before or after Closing) will be made in accordance with the terms thereof, and Company has disclosed in Schedule 4.9(a) of the Company Disclosure Letter its best estimate of the amounts of any payments that would be made upon a termination of employment of the officers of Company party to the Company Employment Agreements (the “Company Officers”) based on the assumptions contained therein. The Parties acknowledge and agree that completion of the Arrangement will constitute a “Change of Control” (as defined in the Company Employment Agreements), and that, unless agreed to otherwise in writing by a particular Company Officer with respect to his or her employment, the employment of each of the Company Officers will, or will be deemed to, be terminated other than for “Just Cause” (as defined in the Company Employment Agreements) immediately following the Effective Time, such that each Company Officer shall be entitled to payment of the amounts payable to such Company Officer immediately following the Effective Time in the manner set forth in his or her Company Employment Agreement as a result of such termination, subject to all applicable deductions and withholdings and subject to the execution and delivery of a release provided by the Company Officers, substantially in the form of the release attached as a schedule to the Company Employment Agreements. Notwithstanding anything contained herein to the contrary, in the event that a Company Officer receives any payments described in this Section 4.9(a), such Company Officer shall not be entitled to receive any payments pursuant to Section 4.9(e).

(b)       Assumption of Continuing Employees. Following the Effective Time, Parent shall be responsible for, or shall cause the applicable Subsidiary or Affiliate of Parent, including the Company and its Subsidiaries, to be responsible for, all liabilities and obligations relating to the employment, or termination of employment, of each employee of Company or any of its Subsidiaries who is employed as of immediately prior to the Effective Time and who remains employed by Parent or any of its Subsidiaries or Affiliates immediately following the Effective Time (including, for the avoidance of doubt, employees of Company or any of its Subsidiaries and any Company Officers not terminated on the Effective Date as contemplated in Section 4.9(a)) (collectively, “Continuing Employees”), including liabilities with respect to notice of termination (or pay in lieu thereof) and severance and other obligations set forth in this Agreement. Continuing Employees shall exclude any Non-Continuing Employees. As used herein, “Non-Continuing Employee” shall mean any employee of Company or any of its Subsidiaries who is employed as of immediately prior to the Effective Time and who is either notified by Parent, the Company or any of their respective Affiliates that such employee will be a Non-Continuing Employee pursuant to Section 4.9(f)(i)(A) or who elects to become a Non-Continuing Employee pursuant to Section 4.9(f)(i)(B). Following the Effective Date, subject to Section 4.9(e)(ii), Parent covenants and agrees, or shall cause the applicable Subsidiary or Affiliate of Parent to covenant and agree, to recognize pursuant to the requirements of any applicable Law or contract all past service of any Continuing Employee with Company or any of its Subsidiaries, and any previously recognized service with any predecessor of Company or any of its Subsidiaries (including EnerMark Inc., Enerplus Global Energy Management Company and their respective predecessors), including for the purposes of determining any entitlements to salary, bonus, vacation, notice of termination (or pay in lieu thereof), severance, benefit plans, retirement plans and pensions plans. Prior to the Effective Time, Company shall provide each Continuing Employee (including for greater certainty any Non-Continuing Employee who provides services to Parent at any time during the Transition Period) with a letter of employment confirming the title, base salary, annual bonus and incentive awards targets and entitlements, credited years of past service, minimum severance commitments and post-Effective Time arrangements, in each case, as set forth in this Section 4.9.

(c)       Compensation of Continuing Employees. Without limiting the generality of Section 4.9(b), following the Effective Time, and for at least twelve (12) months thereafter (or, if earlier, the date of termination of employment of an applicable Continuing Employee), Parent shall or shall cause the applicable Subsidiary of Parent, including the Company and its Subsidiaries, to provide each Continuing Employee (and any Non-Continuing Employee who provides services to Parent at any time during the Transition Period), with (i) annual base salaries or wage levels, as applicable, that are substantially the same or greater than that which such Continuing Employee was entitled immediately prior to the Effective Time and (ii) cash incentive opportunities (subject to Section 4.9(d) below), target equity incentive (subject to Section 4.9(f)(i)(D) below) and other employee benefits (excluding any defined benefit pension plan, or retiree or post-termination health or welfare benefits) that are substantially the same in the aggregate to that which other similarly-situated employees of Parent or the applicable Subsidiary of Parent receive; provided, however, that nothing in this Section 4.9(c) or elsewhere in this Agreement shall limit the right of Parent or the Company to (x) impair in any way the right of Parent or the applicable Subsidiary of Parent to terminate the employment of any Continuing Employee or give any Continuing Employees any right to continued employment, (y) except with respect to annual base salaries as described in clause (i) above, make such adjustments that are determined by Parent or the Company in good faith to be appropriate in order to create uniform compensation practices for Continuing Employees across all organizations of Parent and its Subsidiaries (including the Company), or (z) integrate the Company Benefit Plans with the Parent Benefit Plans or any other employee benefit plans, programs, or arrangements.

(d)       Annual Cash Bonuses. With respect to the annual cash bonus plan for calendar year 2024, all participants shall be entitled to receive an amount equal to 150% of the amount that otherwise would have been payable to each such participant in respect of target performance for calendar year 2024 as made available by Company to Parent in the Company Data Room; provided that, notwithstanding the foregoing, any Non-Continuing Employee shall only be entitled to receive an annual cash bonus for calendar year 2024 equal to 150% of the amount that otherwise would have been payable to each such Non-Continuing Employee in respect of target performance for calendar year 2024, prorated to reflect his or her partial year of service. To the extent the Effective Time occurs on or prior to September 30, 2024, such amount shall be paid by Parent or its applicable Subsidiary to each such participant at the time it pays 2024 annual cash bonuses in the ordinary course of business. To the extent the Effective Time occurs on or after October 1, 2024, two-thirds of such amount shall be paid by Parent or its applicable Subsidiary to each such participant at the time it pays 2024 annual cash bonuses in the ordinary course of business, and one-third of such amount shall be paid by Parent or its applicable Subsidiary to each such participant on the date that is six (6) months following the Effective Date. Notwithstanding the foregoing, any amount that becomes payable to a Non-Continuing Employee under this Section 4.9(d) shall be paid as soon as practicable following such Non-Continuing Employee’s date of termination but in no event later than 30 days thereafter.

(e)       Termination of Continuing Employees.

(i)       If a Continuing Employee’s employment with Parent or any of its Subsidiaries or Affiliates (including Company or any of its Subsidiaries) is terminated during the period commencing at the Effective Time and ending twelve (12) months following the Effective Time (the “Transition Period”) by Parent or any of its Subsidiaries or Affiliates (including the Company and its Subsidiaries) without Cause, or if a Continuing Employee terminates his or her employment with Parent or any of its Subsidiaries or Affiliates (including the Company and its Subsidiaries) for Good Reason during the Transition Period, then such Continuing Employee shall be paid by Parent (or Parent shall cause to be paid) a lump sum cash severance payment in an amount equal to the greatest of: (A) an amount applicable to such Continuing Employee calculated with reference to the Company’s severance matrix set forth in Schedule 4.9(e) of the Company Disclosure Letter, (B) nine (9) months of base salary or base wages, as applicable, and (C) the amount payable to such Continuing Employee pursuant to any employment, severance, change in control, retention and/or other agreement that is a Company Benefit Plan (including a Company Employment Agreement), if any, between Company (or a Subsidiary thereof) and a Continuing Employee (the amount of such foregoing payment being the “Company Employee Termination Payment”). Any Non-Continuing Employee who is employed by the Company or Parent, or any of their respective Affiliates, during any portion of 2025 shall also receive an additional cash payment equal to 150% of the amount that otherwise would have been payable to each such Non-Continuing Employee in respect of target performance for calendar year 2025, prorated to reflect his or her partial year of service. Notwithstanding the foregoing or anything else in this Agreement to the contrary, this Section 4.9(e) shall not apply to any employee of Company or any of its Subsidiaries who commenced employment with the Company and its Subsidiaries on or following the date of this Agreement (the “New Hires”) and, for greater certainty, the Parent shall retain the discretion to determine the severance payments payable to such New Hires consistent with the severance practices of the Parent.

(ii)       In order to facilitate the foregoing provisions of this Section 4.9(e), Company has disclosed in Schedule 4.9(e) of the Company Disclosure Letter the information to be used and applied by Parent (and Parent agrees to so use and apply such information) to determine the amount of any termination, severance, separation, change of control or similar payments which would be payable to all employees of Company and its Subsidiaries for such events (including for the purposes of the Company Employee Termination Payments), assuming the relevant conditions to the payment of such amounts pursuant to such obligations are satisfied (whether or not such conditions are actually met). Payment of any such severance amount required pursuant to this Section 4.9(e) shall be subject to such Continuing Employee’s execution (and non-revocation, if applicable) of a customary and reasonable waiver and release of claims in favor of Parent and its Subsidiaries and Affiliates (including the Company) in a form to be provided by Parent or its Subsidiaries.

(f)       Continuing Employee Agreements.

(i)       Within sixty (60) days following the Effective Date, Parent shall, or shall cause the Company and its Subsidiaries, to provide letters to each employee of Company or any of its Subsidiaries who is employed as of immediately prior to the Effective Time setting forth:

(A)      Whether such employee will be a Continuing Employee or a Non-Continuing Employee;

(B)       For Continuing Employees, the ability to choose whether to remain a Continuing Employee or opt to become a Non-Continuing Employee, provided that such choice must be irrevocably made during the ten (10)-day period following the delivery of such letter and provided further that any individual other than a New Hire who is either designated as a Non-Continuing Employee or chooses to become a Non-Continuing Employee shall be entitled to receive a Company Employee Termination Payment and any individual other than a New Hire who chooses to become a Continuing Employee will only be entitled to receive a Company Employee Termination Payment to the extent his or her employment with Parent or its Subsidiary is terminated by Parent or its applicable Subsidiary without Cause or due to his or her resignation for Good Reason, in each case, within twelve (12) months following the Effective Date;

(C)       For Non-Continuing Employees, including those who elect to become a Non-Continuing Employee, an estimated date of termination of employment (which, for the avoidance of doubt, shall not exceed twelve (12) months following the Effective Date); and

(D)       Each Continuing Employee who elects to remain a Continuing Employee shall receive an equity award pursuant to Parent’s stock plan with a target value equal to sixty percent (60%) of the target value of an annual equity award granted to a similarly-situated employee of Parent.

(g)       Parent shall, or shall cause the Company and its Subsidiaries, to honor and comply with their (including Company’s current) respective obligations under all employment, severance, change in control, retention and other agreements or other Company Benefit Plans, if any, between Company (or a Subsidiary thereof) and a Continuing Employee (including any severance provisions contained therein), including any Company Employment Agreements, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(h)       Parent Benefit Plans. Without limiting the final sentence of Section 4.9(b), following the Effective Time, Parent shall, or shall cause the Company and its Subsidiaries, to credit each Continuing Employee under each Parent Benefit Plan in which Continuing Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for purposes of vesting, eligibility and entitlement benefits accrual (other than for any purposes with respect to any defined benefit pension benefits, retiree medical benefits or disability benefits, or nonqualified deferred compensation plans) for such Continuing Employees’ full or partial years of service with Company or any of its Affiliates (including any predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Benefit Plan in effect immediately prior to the Closing Date; provided, however, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee.

(i)       Parent Medical Plans. Parent shall, or shall cause the Company and its Subsidiaries, to use reasonable best efforts to (i) waive any limitation on health coverage of any Continuing Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Post-Closing Plan to the extent such Continuing Employee or eligible dependents are covered under an analogous Company Benefit Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Benefit Plan and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(j)       Company 401(k) Plans. Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, Company shall cause Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 4.9(j) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding loans and (B) cause each Continuing Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 4.9(h)).

(k)       General. Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Parent Benefit Plan, Company Benefit Plan, Post-Closing Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Company, Parent or any of their respective Subsidiaries. The provisions of this Section 4.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any current or former employee of Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 4.9) under or by reason of any provision of this Section 4.9. Nothing in this Section 4.9 is intended to (i) prevent Parent, Company or any of their Affiliates from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason, subject to compliance with the terms hereof, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Company and following the consummation of the Arrangement) or any particular term or condition of employment or service, or (iii) prevent Parent, Company or any of their Affiliates from terminating, revising or amending any Parent Benefit Plan, Company Benefit Plan, Post-Closing Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Company, Parent or any of their respective Subsidiaries.

C-101

Section 4.10       Indemnification; Directors’ and Officers’ Insurance.

(a)       Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement, indemnification agreement or Organizational Documents in effect on the date hereof or otherwise, from the Effective Time, Parent and the Company shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Parent or Company, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of Parent, Company or any of their respective Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, Company or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Parent, Company or any of their respective Subsidiaries, a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, Company or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing at or prior to, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Company shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Company’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before, at or after the Effective Time), (i) Parent and the Company shall pay all reasonable fees and expenses of one counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Company shall use their reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 4.10, upon learning of any such Proceeding, shall notify Parent and the Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 4.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Company under this Section 4.10, such Indemnified Person shall have the right, as contemplated by applicable Law, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Company, as applicable (which approval shall not be unreasonably withheld, conditioned or delayed), and who has not otherwise performed material services for Parent, Company or the Indemnified Person within the last three (3) years.

(b)       Parent and the Company agree that, until the six (6) year anniversary date of the Effective Time, that none of Parent nor the Company shall amend, repeal or otherwise modify any provision in the Organizational Documents of Company or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Company and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Effective Time.

(c)       Parent and the Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 4.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 4.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)       Company will cause to be put in place, and Company shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Company, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)       In the event that Parent, Company or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Company, as the case may be, shall assume the obligations set forth in this Section 4.10. The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 4.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 4.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, Company or any of their respective Subsidiaries, or under any applicable Contracts or Law. Parent and the Company shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 4.10.

Section 4.11       Transaction Litigation. Notwithstanding anything to the contrary contained in this Agreement, in the event any stockholder or shareholder litigation is commenced or, to the knowledge of Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder or shareholder litigation, as applicable (“Transaction Litigation”), Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably, the other Party’s advice with respect to such Transaction Litigation; provided that neither Party shall offer or agree to settle any Transaction Litigation without the prior written consent of the other Party.

Section 4.12       Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties and the investor presentations given to investors on the morning of announcement of the Arrangement shall be reasonably agreed to by each of the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, (c) consistent with the final form of the joint press release announcing the Arrangement and the investor presentations given to investors on the morning of announcement of the Arrangement and (d) subject to Section 4.4, with respect to filings in connection with the Company Circular or Parent Proxy Statement; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party a timely opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or a Parent Acquisition Proposal, as applicable, and matters related thereto or a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change, other than as set forth in Section 4.3.

Section 4.13       Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 4.14       Pre-Acquisition Reorganization.

(a)       Subject to Section 4.14(b), Company agrees that, upon the request of Parent, Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to: (i) implement such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as Parent may request, acting reasonably, including amalgamations, liquidations, reorganizations, continuances (including commencing a continuance process), or share transfers or asset transfers (each a “Pre-Acquisition Reorganization”), (ii) reasonably cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) reasonably cooperate with Parent and its advisors to seek to obtain any material consents, approvals, waivers or similar authorizations, if any, which are reasonably required in connection with the Pre-Acquisition Reorganization, provided that any out-of-pocket costs, fees or expenses (including Taxes) of Company or any of its Subsidiaries associated therewith shall be at Parent’s sole expense. In addition, without limiting Section 4.1, following the entry into this Agreement, Company shall keep Parent apprised of, and consult with Parent in advance of implementing, any reorganizations of the corporate structure of Company and its Subsidiaries or any reorganizations, restructurings, transactions or other actions by or among Company and/or any of its Subsidiaries.

(b)       Notwithstanding the foregoing, Company will not be obligated to implement any Pre-Acquisition Reorganization under Section 4.14(a) unless such Pre-Acquisition Reorganization:

(i)       is not prejudicial to Company or shareholders of Company;

(ii)      does not impair the ability of Company or Parent to consummate, and will not materially delay the consummation of, the Arrangement, including to prevent the satisfaction of any conditions set forth in Article 5;

(iii)     does not reduce the Consideration or change the form of Consideration to be received by Company shareholders (other than Company shareholders exercising Dissent Rights), as applicable;

(iv)     can be effected as close as reasonably practicable to but prior or as of the Closing;

(v)      does not require Company or any of its Subsidiaries to take any action that could reasonably be expected to result in any adverse Tax or other adverse consequences to Company shareholders (including any Taxes being imposed on such Persons) that are incrementally greater (by more than a de minimis amount) than the Taxes or other consequences that would be imposed on such Persons in connection with the Transactions in the absence of any action being taken pursuant to Section 4.14(a);

(vi)     does not become effective unless Parent has waived or confirmed in writing the satisfaction of all conditions in its favor under Article 5, and has confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 4.14(a)) proceed to effect the Arrangement;

(vii)    does not require Company to obtain the approval of any Company shareholders or the Court; and

(viii)   would not result in the breach or violation of any contract to which Company or any of its Subsidiaries is a party (including the Company Credit Facilities or the Company Senior Note Agreements) where the necessary consents, waivers, approvals or similar authorizations have not been or cannot reasonably be obtained prior to the Effective Date.

(c)       Parent must provide written notice to Company of any proposed Pre-Acquisition Reorganization at least twenty (20) Business Days prior to the Effective Date (unless providing such notice less than twenty (20) Business Days prior to the Effective Date is not prejudicial to Company, acting reasonably). Upon receipt of such notice, Company and Parent shall work cooperatively and use their reasonable best efforts, to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require Company to obtain approval of the Court or the Company shareholders).

(d)       Parent agrees that the implementation of any Pre-Acquisition Reorganization upon request of Parent, by itself, will not be considered in determining whether a representation or warranty or covenant or agreement of Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

(e)       If the Arrangement is not completed and this Agreement is terminated, Parent will indemnify Company or any of its Subsidiaries undertaking such Pre-Acquisition Reorganization forthwith for all losses and reasonable costs and expenses (including any professional fees and expenses and Taxes) incurred by Company or any of its Subsidiaries in considering or effecting all or any Pre-Acquisition Reorganization, and in connection with reversing or unwinding any Pre-Acquisition Reorganization.

Section 4.15       Dissolution of Enerplus NS. Company agrees that, upon request of Parent, Company shall, and shall cause its Subsidiaries to wind-up and dissolve Enerplus NS as close as practicable prior to the Closing; provided that any reasonable and documented out-of-pocket costs, fees or expenses (including Taxes) of Company or any of its Subsidiaries associated therewith shall be at Parent’s sole expense. For greater certainty, such dissolution shall not constitute a Pre-Acquisition Reorganization, provided, however, that Section 4.14(c), Section 4.14(d) and Section 4.14(e) shall apply to such winding up and dissolution, mutatis mutandis.

Section 4.16       Filings. The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable Taxing Authority pursuant to section 237.3 or 237.4 of the Tax Act (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by applicable Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

Section 4.17       Transfer Taxes. The Parties shall cooperate, in good faith, in the filing of any Tax Returns with respect to any transfer, sales, use, stamp, registration or other similar Taxes of any Party or any of its Subsidiaries in respect of the Transactions, and in the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Taxes.

Section 4.18       Section 16 Matters. Prior to the Effective Time, Parent, Parent Canadian Sub and Company shall take all such steps as may be required to cause any dispositions of equity securities of Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the U.S. Exchange Act.

Section 4.19       Registration Status, Stock Exchange Listing and Deregistration.

(a)       Until the Closing, Company shall use its reasonable best efforts to (i) maintain its status as a reporting issuer (where such concept exists) not in default (or the equivalent thereof) in each of the provinces and territories of Canada and remain in material compliance with all applicable Canadian Securities Laws in each of the provinces and territories of Canada, (ii) maintain its registration with the SEC under Section 12 of the U.S. Exchange Act and file all reports to be filed under the U.S. Exchange Act and remain in material compliance with all applicable U.S. Securities Laws, and (iii) maintain the listing of the Company Common Shares on the TSX and NYSE and remain in material compliance with the rules of the TSX and NYSE.

(b)       Until the Closing, Parent shall use its reasonable best efforts to (i) maintain its registration with the SEC under Section 12 of the U.S. Exchange Act and file all reports required to be filed under the U.S. Exchange Act and remain in material compliance with all applicable U.S. Securities Laws, and (ii) maintain the listing of the shares of Parent Common Stock on NASDAQ and remain in material compliance with the rules of NASDAQ.

(c)       Parent shall use reasonable best efforts to take all action necessary to cause the Parent Common Stock to be issued in the Arrangement to be approved for listing on the NASDAQ prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of each of the TSX and the NYSE to enable the delisting by the Company of the Company Common Shares from each of the TSX and the NYSE and the deregistration of the Company Common Shares under the U.S. Exchange Act promptly after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Company is required to file any quarterly or annual report pursuant to the U.S. Exchange Act by a filing deadline that is imposed by the U.S. Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Parties shall reasonably cooperate prior to the Closing Date in preparing any such annual or quarterly report reasonably likely to be required to be filed during such period. From and after entry into this Agreement until the earlier of the Closing or the termination of this Agreement, Parent shall promptly notify Company of any material communications or correspondence received by Parent from the NASDAQ with respect to the listing of Parent Common Stock to be issued in the Arrangement or other securities of Parent, compliance with the rules and regulations of the NASDAQ, and any potential suspension or delisting action contemplated or threatened by the NASDAQ.

Section 4.20       Tax Matters.

(a)       Company and its Subsidiaries will not without the express written consent of Parent make any “investments” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” (as defined in the Tax Act) of Company and/or any of its Subsidiaries (including, for greater certainty, an indirect investment described in paragraph 212.3(10)(f) of the Tax Act), other than (i) in the ordinary course of business, or (ii) by way of a loan that can qualify as a “pertinent loan or indebtedness” (as defined in section 212.3(11) of the Tax Act) and that is evidenced by a promissory note issued by such foreign affiliate.

(b)       It is the intent of the Parties that the exchange of Company Common Shares for the Consideration pursuant to this Agreement and the Plan of Arrangement be treated as a taxable transaction for U.S. federal (and applicable state and local) income Tax purposes. The Parties shall (and shall cause their respective Affiliates to) file all applicable Tax Returns on a basis consistent with such intended tax treatment, and take no Tax position inconsistent therewith, except, in each case, as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or similar applicable provision).

Section 4.21       Obligations of Parent Canadian Sub and Parent. Parent shall take all action necessary to cause Parent Canadian Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Arrangement, upon the terms and subject to the conditions set forth in this Agreement. Parent unconditionally and irrevocably guarantees the performance by Parent Canadian Sub of all of Parent Canadian Sub’s covenants, agreements and obligations under this Agreement, the Plan of Arrangement and the Transactions, including the Arrangement, and Parent hereby agrees that Company will not be required to first proceed against Parent Canadian Sub before exercising any of it its rights against Parent.

Section 4.22       Repayment of Company Credit Facilities; Offers for Company Senior Notes; Consents under Parent Credit Facility.

(a)       Company and its Subsidiaries shall deliver to Parent at least two (2) Business Days prior to the Closing Date a duly executed payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facilities to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under each Company Credit Facility (including to fully cash collateralize all outstanding letters of credit and bankers’ acceptances under the Company Credit Facilities) as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the respective administrative agent or sole lender, as applicable, under the applicable Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under such Company Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due, obligations which survive the termination of the Company Credit Facilities and obligations in respect of letters of credit, bankers’ acceptances and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable issuing banks and hedge counterparties, respectively, and Parent and Company), all loan documents entered into in connection with the Company Credit Facilities shall be terminated with respect to Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets of which secure such Indebtedness, if applicable) and all liens on Company and its Subsidiaries and their respective assets (other than liens securing obligations in respect of letters of credit, bankers’ acceptances and hedging arrangements that may survive pursuant to the terms of such payoff letter) shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on Company and its Subsidiaries and their respective assets securing, and any guarantees by Company and its Subsidiaries in respect of, such Company Credit Facility.

(b)       Parent shall make adequate arrangements, and Company shall cooperate with Parent in making such arrangements, such that, in connection with the Closing, all outstanding Indebtedness under the Company Credit Facilities, as described above in Section 4.22(a), shall be repaid in full to the appropriate lenders so as to permit the full repayment and termination of the Company Credit Facilities as contemplated therein immediately prior to or concurrent with the Effective Time.

(c)       To the extent the Company Senior Notes remain outstanding at the Effective Time, Parent shall (i) comply in all material respects with all requirements under the Company Senior Note Agreements to make all required “change of control” offers to purchase the Company Senior Notes following the Effective Time or (ii) otherwise redeem or repurchase the entire aggregate amount of the Company Senior Notes, in each case in accordance with the terms of the applicable Company Senior Note Agreement. Company shall reasonably cooperate with Parent in connection with Parent fulfilling its obligations hereunder with respect to the Company Senior Notes and compliance with the Company Senior Note Agreements, including in respect of any offer to redeem or otherwise repurchase the Company Senior Notes.

(d)       To the extent the Parent Credit Facility remains in effect, Parent shall use reasonable best efforts to make adequate arrangements, at its sole cost and expense (notwithstanding any provision in this Agreement to the contrary), to obtain all necessary waivers, consents or amendments to the Parent Credit Facility to give effect to the Transactions contemplated by this Agreement and the Plan of Arrangement such that there shall be no default or event of default (however denominated) under the Parent Credit Facility through the Effective Time.

Section 4.23       Derivative Contracts; Hedging Matters.

(a)       Company shall use reasonable best efforts to assist Parent, its Subsidiaries and its and their Representatives in obtaining any required consent or in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing. If any termination or similar payment is required in respect of any Derivative Transactions, Parent shall pay all such amounts the due and payable.

(b)       Between the date hereof and the Effective Time, (i) Company and its Subsidiaries shall not unwind or otherwise modify existing hedges or enter into any Derivative Transactions, other than in the ordinary course of business and in accordance with Company's Risk Management Policy (provided that Company has reasonably consulted with Parent in advance of making such modifications or entering into any Derivative Transactions, and has considered any such discussions in good faith), and (ii) subject to applicable Law and limitation upon the advice of Company's counsel, Company shall notify Parent promptly following any changes to Company’s or any of its Subsidiaries’ hedge positions.

Section 4.24       Dividends. Parent agrees to fix the record date for its first quarter 2024 dividends (the “Parent First Quarter Dividends”) as March 5, 2024 (the “Parent First Quarter Dividends Record Date”). Company has advised that the Company Board has declared Company's first quarter 2024 dividend (the “Company First Quarter Dividend”) in the amount of $0.065 per Company Common Share with a record date of March 4, 2024 (the “Company First Quarter Dividend Record Date”). For all quarterly dividends declared by Parent and Company following the Parent First Quarter Dividend and the Company First Quarter Dividend and until the Effective Time, each of Parent and Company shall coordinate with each other regarding the declaration and payment of dividends in respect of shares of Parent Common Stock and Company Common Shares and the record and payment dates relating thereto, in order to effect the matters contemplated by Section 1.5(b), Section 4.2(b)(i)(A) and this Section 4.24, including that Company shall amend its record dates for quarterly dividends on the Company Common Shares to match the corresponding record dates set by Parent for quarterly dividends on the shares of Parent Common Stock, such that neither Parent stockholders nor Company shareholders receive more than one, or no, regular quarterly dividend payments in respect of their share of Parent Common Stock or Company Common Shares, as applicable, in a fiscal quarter, unless the Parties mutually agree that no dividend shall be paid by either Party with respect to a given quarter.

Section 4.25       Parent Cash Available. Parent shall ensure that at Closing it will have available funds (whether pursuant to the Parent Credit Facility, cash on hand or otherwise) to: (a) satisfy the payment of the Cash Consideration payable in accordance with the terms of the Plan of Arrangement, (b) make, within the time periods contemplated herein, the payment of any amount that may become payable by it under Article 6; (c) repay all Indebtedness outstanding under the Company Credit Facilities at or immediately prior to the Effective Time as contemplated in Section 4.22, (d) make and pay all amounts that may become payable under the required “change of control” offers to acquire the Company Senior Notes in accordance with the Company Senior Note Agreements, and (e) make any termination payments in respect of any Derivative Transactions as required in Section 4.23, in each case having regard to Parent’s other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay any such amount if and when required.

Section 4.26       Privacy Matters.

(a)       For the purposes of this Section 4.26 only, the following definitions shall apply:

(i)       “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)       “applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)       “authorized authority” means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)       “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed in accordance with this Agreement and/or as a condition of the Arrangement.

(b)       The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws as such pertain to the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)       Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information solely for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.

(d)       Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)       Prior to the completion of the Arrangement, each Party shall take reasonable steps to protect that information by security safeguards appropriate to the sensitivity of the Disclosed Personal Information, including to ensure that access to the Disclosed Personal Information shall be restricted to those Representatives of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(f)       Where authorized by applicable law, each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims, including to give effect to any withdrawal of consent.

(g)       Upon the expiry or termination of this Agreement (other than as a result of the completion of the Arrangement), or otherwise upon the reasonable request of either Party, the other Party shall within a reasonable period of time thereafter cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secured manner, in accordance with applicable law, the Disclosed Personal Information (and any copies thereof) in its possession.

Article 5
CONDITIONS

Section 5.1       Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Transactions, including the Arrangement, shall be subject to satisfaction of the following conditions at or prior to the Effective Time, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)       The Arrangement Resolution shall have been approved by the Company Requisite Shareholder Vote at the Company Meeting.

(b)       The Stock Issuance shall have been approved by Parent Stockholder Approval at the Parent Meeting.

(c)       The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and otherwise reasonably satisfactory to Parent and Company and shall not have been set aside or modified in a manner reasonably unacceptable to Company and Parent on appeal or otherwise.

(d)       The shares of Parent Common Stock issuable pursuant to the Arrangement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(e)       No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of making illegal or otherwise prohibiting the consummation of the Arrangement.

(f)       All Regulatory Approvals shall have been obtained.

Section 5.2       Additional Conditions to Obligation of Parent and Parent Canadian Sub. The obligation of Parent and Parent Canadian Sub to effect the Arrangement shall be further subject to satisfaction of the following conditions at or prior to the Effective Time, any or all of which may be waived jointly by Parent and Parent Canadian Sub, in whole or in part, to the extent permitted by applicable Law:

(a)       (i) The representations and warranties of Company set forth in the first sentence of Section 2.1 (Organization, Standing and Power), Section 2.2(a), (b) and (c) (Capital Structure), Section 2.3(a) (Authority; No Violations), Section 2.6(a) (Absence of Certain Changes or Events) and Section 2.24 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 2.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Company set forth in Section 2.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Company set forth in Article 2 shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)       There shall not have occurred since the date hereof a Company Material Adverse Effect.

(d)       Company shall have delivered to Parent a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Parent) of Company certifying as to the matters specified in Section 5.2(a), Section 5.2(b) and Section 5.2(c).

The foregoing conditions are for the sole benefit of Parent and Parent Canadian Sub and may, subject to the terms of this Agreement, be waived by Parent and Parent Canadian Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Parent Canadian Sub, to the extent permitted by applicable Law. The failure by Parent and/or Parent Canadian Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 5.3       Additional Conditions to Obligation of Company. The obligation of Company to effect the Arrangement shall be further subject to satisfaction of the following additional conditions at or prior to the Effective Time, any or all of which may be waived by Company, in whole or in part, to the extent permitted by applicable Law:

(a)       (i) The representations and warranties of Parent and Parent Canadian Sub set forth in the first sentence of Section 3.1 (Organization, Standing and Power), Section 3.2(a), (b) and (c) (Capital Structure), Section 3.3(a) (Authority; No Violations), Section 3.6(a) (Absence of Certain Changes or Events) and Section 3.21 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 3.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 3.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Parent Canadian Sub set forth in Article 3 shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)       Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)       There shall not have occurred since the date hereof a Parent Material Adverse Effect.

(d)       Parent shall have delivered to Company a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Company) of Parent certifying as to the matters specified in Section 5.3(a), Section 5.3(b) and Section 5.3(c).

The foregoing conditions are for the sole benefit of Company and may, subject to the terms of this Agreement, be waived by Company, in whole or in part at any time and from time to time, in the sole discretion of Company, to the extent permitted by applicable Law. The failure by Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 5.4       Frustration of Conditions. Neither Party may rely, either as a basis for not consummating the Transactions contemplated by this Agreement on the failure of any condition set forth in Section 5.1, Section 5.2, or Section 5.3, as the case may be, to be satisfied if such failure was primarily caused by, or primarily resulted from, such Party’s failure to perform any of its covenants or agreements under this Agreement.

Section 5.5       Merger of Conditions. Subject to applicable Law, the conditions set out in Section 5.1, Section 5.2, or Section 5.3 shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Time.

Article 6
TERMINATION

Section 6.1       Termination. This Agreement may be terminated prior to the Effective Time, whether before or after receipt of the Company Requisite Shareholder Vote or the Parent Stockholder Approval, as applicable, in the following circumstances:

(a)       by mutual written consent of Parent and Company;

(b)       by either Parent or Company, upon written notice to the other Party, if:

(i)       the Effective Date has not occurred on or prior to February 21, 2025 (the “Termination Date”); provided, however, that if on such date, one or more of the conditions to Closing set forth in (A) Section 5.1(e) (if the Law or Order relates to the matters set forth in Section 5.1(f) or otherwise to Regulatory Laws) or (B) Section 5.1(f) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the Termination Date shall automatically be extended to August 21, 2025; provided further, however, that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose, or whose Subsidiaries’ or Representatives’, breach of this Agreement has been the primary cause of the failure of the Effective Date to occur on or before such date;

(ii)       any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement, provided, however, that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to a Party whose, or whose Subsidiaries’ or Representatives’, breach of this Agreement has been the primary cause for the entry of the Order;

(iii)       the Company Requisite Shareholder Vote contemplated by this Agreement shall not have been obtained upon a vote held at a duly held Company Meeting, or at any final adjournment or postponement; or

(iv)       the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained upon a vote held at a duly held Parent Meeting, or at any final adjournment or postponement thereof;

(c)       by Parent, upon written notice to Company:

(i)       prior to the Effective Time, if any of Company’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 4.3) shall have been breached or, any of Company’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 5.2(a) or Section 5.2(b) would not be satisfied, and such breach (A) is incapable of being cured by Company prior to the Termination Date (including as such date may have been extended in accordance with this Agreement), or (B) shall not have been cured by the earlier of (1) 30 days of receipt by Company of written notice of such breach describing in reasonable detail such breach and (2) two (2) Business Days prior to the Termination Date; provided, that Parent and Parent Canadian Sub are not then in breach of any of its covenants, representations or warranties contained in this Agreement such that Company has the right to terminate this Agreement pursuant to Section 6.1(d)(i);

(ii)       at any time prior to the receipt of the Company Requisite Shareholder Vote, if the Company Board or any committee thereof shall have made a Company Adverse Recommendation Change;

(iii)       at any time prior to the receipt of the Company Requisite Shareholder Vote, if there is a Willful and Material Breach of Section 4.3 by Company other than in the case where (A) such breach is a result of an isolated action by a Person that is a Representative of Company or any of Company’s Subsidiaries (other than a director or officer of Company) who was not acting at the direction of Company, (B) Company promptly remedies such breach and (C) the consummation of the Transactions is not materially impeded, interfered with or prevented as a result of such breach; or

(iv)       at any time prior to the receipt of the Parent Stockholder Approval, in order for Parent to enter into a definitive agreement with respect to a Parent Superior Proposal, provided, that, Parent (A) has not materially breached any of its obligations under Section 4.3, and (B) Parent shall have concurrently with such termination executed such definitive agreement and made payment to Company of the Parent Termination Fee in accordance with Section 6.3(a)(iii).

(d)       by Company, upon written notice to Parent:

(i)       prior to the Effective Time, if any of Parent’s or Parent Canadian Sub’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of Parent’s or Parent Canadian Sub’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 5.3(a) or Section 5.3(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Parent or Parent Canadian Sub, as the case may be, prior to the Termination Date (including as such date may have been extended in accordance with this Agreement), or (B) shall not have been cured by the earlier of (1) 30 days of receipt by Parent of written notice of such breach describing in reasonable detail such breach and (2) two (2) Business Days prior to the Termination Date; provided, that Company is not then in breach of any of its covenants, representations or warranties contained in this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 6.1(c)(i);

(ii)       any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board or any committee thereof shall have made a Parent Adverse Recommendation Change;

(iii)       at any time prior to the receipt of the Parent Stockholder Approval, if there is a Willful and Material Breach of Section 4.3 by Parent other than in the case where (A) such breach is a result of an isolated action by a Person that is a Representative of Parent or Parent Canadian Sub (other than a director or officer of Parent) who was not acting at the direction of Parent or Parent Canadian Sub, (B) Parent or Parent Canadian Sub (as applicable) promptly remedies such breach and (C) the consummation of the Transactions is not materially impeded, interfered with or prevented as a result of such breach; or

(iv)       at any time prior to the receipt of the Company Requisite Shareholder Vote, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal, provided, that, the Company (A) has not materially breached any of its obligations under Section 4.3, and (B) shall have concurrently with such termination executed such definitive agreement and made payment to Parent of the Company Termination Fee in accordance with Section 6.3(b)(iii).

Section 6.2       Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability of any Party; provided, however, that Section 4.7(b) [Confidentiality], Section 4.26 [Privacy Matters], this Section 6.2 [Effect of Termination], Section 6.3 [Termination Fees] and Article 7 [Miscellaneous] of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect; provided that in each case, the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties, except to the extent specified therein.

Section 6.3       Termination Fees.

(a)       In the event that this Agreement is terminated by (i) Company pursuant to (A) Section 6.1(d)(ii) [Parent Adverse Recommendation Change], or (B) Section 6.1(d)(iii) [Parent Non-Solicit Breach], (ii) Parent or Company pursuant to Section 6.1(b)(iv) [Parent Downvote] at a time when Company had the right to terminate this Agreement pursuant to Section 6.1(d)(ii) [Parent Adverse Recommendation Change], or (iii) Parent pursuant to Section 6.1(c)(iv) [Parent Superior Proposal], then Parent shall pay to Company the Parent Termination Fee (x) in the case of clause (i) or clause (ii), as promptly as possible (but in any event within three (3) Business Days) following such termination and (y) in the case of clause (iii), prior to or concurrently with such termination.

(b)       In the event that this Agreement is terminated by (i) Parent pursuant to (A) Section 6.1(c)(ii) [Company Adverse Recommendation Change] or (B) Section 6.1(c)(iii) [Company Non-Solicit Breach], (ii) Parent or Company pursuant to Section 6.1(b)(iii) [Company Downvote] at a time when Parent had the right to terminate this Agreement pursuant to Section 6.1(c)(ii) [Company Adverse Recommendation Change], or (iii) Company pursuant to Section 6.1(d)(iv) [Company Superior Proposal], then Company shall pay to Parent the Company Termination Fee (x) in the case of clause (i) or clause (ii), as promptly as possible (but in any event within three (3) Business Days) following such termination and (y) in the case of clause (iii), prior to or concurrently with such termination.

(c)       In the event that this Agreement is terminated by either Party pursuant to Section 6.1(b)(i) [Termination Date] and at the time of such termination, (i) the Parent Stockholder Approval shall not have been obtained and (ii) Company would have been permitted to terminate this Agreement pursuant to Section 6.1(d)(ii) [Parent Adverse Recommendation Change], and in each case of clauses (i) and (ii) a Parent Acquisition Proposal has been publicly proposed or otherwise publicly communicated to Parent’s stockholders or the Parent Board and remains outstanding at the time of the Parent Meeting, then Parent shall pay to Company the Parent Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(d)       In the event that this Agreement is terminated by either Party pursuant to Section 6.1(b)(i) [Termination Date] and at the time of such termination, (i) the Company Requisite Shareholder Vote shall not have been obtained and (ii) Parent would have been permitted to terminate this Agreement pursuant to Section 6.1(c)(ii) [Company Adverse Recommendation Change], and in each case of clauses (i) and (ii) a Company Acquisition Proposal has been publicly proposed or otherwise publicly communicated to Company’s shareholders or the Company Board and remains outstanding at the time of the Company Meeting, then Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(e)       In the event that (i) prior to the Company Meeting, a Company Acquisition Proposal is publicly proposed or otherwise publicly communicated to Company’s shareholders or the Company Board and remains outstanding three (3) Business Days prior to the time of the Company Meeting and (ii) this Agreement is terminated by Parent or Company pursuant to Section 6.1(b)(i) [Termination Date] or Section 6.1(b)(iii) [Company Downvote] or by Parent pursuant to Section 6.1(c)(i) [Company Terminable Breach] and concurrently with or within 12 months after any such termination described in clause (ii), Company or any Subsidiary of Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 6.3(e)), then Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Company Acquisition Proposal.

(f)       In the event that (i) prior to the Parent Meeting, a Parent Acquisition Proposal is publicly proposed or otherwise publicly communicated to Parent’s stockholders or the Parent Board and remains outstanding three (3) Business Days prior to the time of the Parent Meeting and (ii) this Agreement is terminated by Parent or Company pursuant to Section 6.1(b)(i) [Termination Date] or Section 6.1(b)(iv) [Parent Downvote] or by Company pursuant to Section 6.1(d)(i) [Parent Terminable Breach] and concurrently with or within 12 months after any such termination described in clause (ii), Parent or any Subsidiary of Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 6.3(f)), then Parent shall pay to Company the Parent Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Parent Acquisition Proposal.

(g)       As used in this Agreement, (i) “Company Termination Fee” shall mean a cash amount equal to $127,000,000, and (ii) “Parent Termination Fee” shall mean a cash amount equal to $240,000,000.

(h)       Upon payment of the Company Termination Fee or Parent Termination Fee, as applicable, the paying Party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other Party and its Affiliates and its and their Representatives (provided that nothing herein shall release any party from liability for Willful and Material Breach or fraud). The Parties acknowledge and agree that in no event shall either Party be entitled to receive more than one payment of the Company Termination Fee or the Parent Termination Fee, as applicable.

(i)       Each of the Parties hereto acknowledges and agrees: (i) the agreements contained in this Section 6.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement and (ii) that the Company Termination Fee and the Parent Termination Fee, as applicable, are not intended to be a penalty, but rather are payments in consideration for the disposition of rights of the Party entitled to receive such payments and are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 6.3, then (y) Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (z) Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(j)       The Parties agree that the monetary remedies set forth in this Section 6.3 and the specific performance remedies set forth in Section 7.14 shall be the sole and exclusive remedies of (i) Company and its Subsidiaries against Parent and Parent Canadian Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Arrangement to be consummated and upon payment of such amount, none of Parent and Parent Canadian Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, the Arrangement or the Transactions; provided, however, that no such payment shall relieve Parent and Parent Canadian Sub of any liability or damages to Company as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Parent Canadian Sub shall be liable for damages for such fraud or Willful and Material Breach); and (ii) Parent and Parent Canadian Sub against Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Arrangement to be consummated and upon payment of such amount, none of Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, the Arrangement or the Transactions; provided, however, that no such payment shall relieve Company of any liability or damages to Parent and Parent Canadian Sub as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Company shall be liable for damages for such fraud or Willful and Material Breach).

Article 7
MISCELLANEOUS

Section 7.1       Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein except as otherwise defined therein.

Section 7.2       Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties or covenants set forth in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that Section 4.9 [Employee Matters], Section 4.10 [Indemnification and Insurance], Section 4.22(c) [Offer for Company Senior Notes], Section 4.22(d) [Consents under Parent Credit Facility], Section 4.26 [Privacy Matters] and Article 7 [Miscellaneous] of this Agreement and other covenants and agreements contained herein which expressly by their terms survive the Effective Time, all of which shall survive in accordance with their respective terms.

Section 7.3       Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, except as otherwise provided in this Agreement, including in Section 4.8 [Consummation of the Arrangement; Additional Agreements].

Section 7.4       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of the date of receipt if delivered personally, sent by overnight courier (providing proof of delivery) or sent by registered or certified mail (return receipt requested, postage prepaid) or on the date of transmission if sent by e-mail (excluding automatic “undeliverable” or similar replies), in each case, to the Parties at the following addresses (or at such other address or email address for a Party as shall be specified by like notice): If to Company:

Enerplus Corporation

Suite 3000, 333 – 7th Avenue SW

Calgary, Alberta, Canada T2P 2Z1

Attention: David A. McCoy

E-mail: [Redacted]

with copies to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

Suite 3500, 855 – 2nd Street SW

Calgary, Alberta, Canada T2P 4J8

Attention:        Chad Schneider

Olga Kary

E-mail:              chad.schneider@blakes.com

olga.kary@blakes.com

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:        John M. Greer

Ryan J. Lynch

William N. Finnegan IV

E-mail:              John.Greer@lw.com

Ryan.Lynch@lw.com

Bill.Finnegan@lw.com

If to Parent and Parent Canadian Sub:

Chord Energy Corporation

1001 Fannin Street, Suite 1500

Houston, Texas 77002

Attention: Shannon B. Kinney

E-mail: [Redacted]

with copies to (which shall not constitute notice):

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:        David P. Oelman

Stephen M. Gill

Benjamin Barron

E-mail:              doelman@velaw.com

sgill@velaw.com

bbarron@velaw.com

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:        Daniel A. Neff

Zachary S. Podolsky

E-mail:              DANeff@wlrk.com

ZSPodolsky@wlrk.com

Goodmans LLP

Bay Adelaide Centre – West Tower

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention:        Neill May

Matt Prager

E-mail:              nmay@goodmans.ca

mprager@goodmans.ca

Section 7.5       Entire Agreement; No Third Party Beneficiaries.

(a)       This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior understandings, agreements or representations, between the Parties with respect to the subject matter hereof; provided, however, the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement.

(b)       This Agreement, except for the provisions of Section 4.10 [Indemnification and Insurance], and Section 7.13 [No Recourse] shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. The provisions of Section 4.10 are intended for the irrevocable benefit of the Persons referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons.

Section 7.6       Assignment; Binding Effect. No Party may assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise, including a merger or amalgamation) without the prior written approval of the other Party, and any attempted assignment without such prior written approval shall be void and without legal effect. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns.

Section 7.7       Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each of Company, Parent and Parent Canadian Sub hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Province of Alberta for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such court), waives any objection to the laying of venue of any such litigation in the courts of the Province of Alberta and agrees not to plead or claim that such litigation brought therein has been brought in any inconvenient forum.

Section 7.8       Severability. If the term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.9       Amendment. This Agreement may only be amended by Parent and Company, by action taken or authorized by their respective Board of Directors, at any time before or after the Company Requisite Shareholder Vote or the Parent Stockholder Approval is obtained provided, however, that after approval of the Arrangement by the shareholders of Company and holders of Company Compensatory Awards, no amendment may be made which under applicable Law requires the further approval of the shareholders of Company or the Court without first obtaining such further approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the Parties.

Section 7.10       Waiver of Jury Trial. The Parties hereby irrevocably waive any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the Transactions.

Section 7.11       Interpretation. For purposes of this Agreement, (a) the words “including” and “include” shall be deemed to be followed by the words “without limitation,” (b) the words “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole, (c) references to “$” refer to United States Dollars, and (d) references to “C$” refer to Canadian Dollars. Whenever required by the context of this Agreement, the singular shall include the plural and vice versa. When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any reference to any supranational, national, state, provincial, municipal, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. References in this Agreement to the “ordinary course of business” with respect to any Person shall mean, at any given time, the ordinary course of such Person’s business, consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances, including requirements to comply with applicable Law. Notwithstanding anything to the contrary in this Agreement, each Section of this Agreement is qualified by the matters set forth with respect to such Section in the correspondingly numbered Section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, only to the extent specified therein; provided, however, that any fact or item that is disclosed in any Section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, in sufficient detail to make its relevance to any other representation and warranty of Company or Parent, as applicable, set forth in this Agreement readily apparent shall be deemed disclosed as an exception to such other representation and warranty. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. “Made available” means, with respect to any document, that such document was previously made available in the Company Data Room or the Parent Data Room, as applicable. All times expressed herein are local time in the Province of Alberta, Canada, unless stated otherwise. When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 7.12       Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 7.13       No Recourse. Notwithstanding anything to the contrary herein, each of Company and Parent hereby agrees, on behalf of itself and its Affiliates, that none of Parent’s or Company’s, as applicable, lenders and their respective directors, officers and Affiliates shall have any liability or obligation under this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise). Parent’s and Company’s lenders and their directors, officers and Affiliates are third party beneficiaries of Section 7.7, Section 7.11 and Section 7.13.

Section 7.14       Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 6.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 7.14, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 7.14. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 7.15       Extension; Waiver. At any time before the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party under or pursuant to this Agreement, (b) waive any inaccuracies in the representations and warranties made by the other Party in this Agreement or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants made by the other Party, or any of the conditions benefiting such waiving Party contained, in this Agreement. Any agreement on the part of any Party to any such extension or waiver shall be valid as against such Party only if set forth in a written instrument signed on behalf of such Party. Except for a waiver effected in accordance with the previous sentence, the failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.16       Definitions. For purposes of this Agreement,

“Acceptable Confidentiality Agreement” shall mean (a) a confidentiality agreement on terms no less favorable to Company or Parent, as applicable, than the terms of the Confidentiality Agreement and (b) such confidentiality agreement shall not prohibit compliance by Parent or Company, as applicable, with any of the provisions of Section 4.3.

“Acquisition Proposal” shall mean, with respect to a Party, any bona fide written proposal or offer made by any Person (other than by the other Party or its Affiliates) for the (i) direct or indirect acquisition or purchase of a business or assets that constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such Party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such Party or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such Party and its Subsidiaries, taken as a whole, or (iii) merger, arrangement, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of equity securities of such Party or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such Party and its Subsidiaries, taken as a whole, other than the Transactions; provided that a transaction or series of transactions solely among a Party and its direct or indirect wholly owned Subsidiaries shall not be deemed to be an Acquisition Proposal.

“Affiliates” shall mean, as to any Person, as of the relevant time of determination, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregated Group” shall mean all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Applicable Proxy Statement / Circular” shall mean: (a) with respect to Company, the Company Circular; and (b) with respect to Parent, the Parent Proxy Statement.

“Applicable Securities Laws” shall mean, with respect to a Person, the Canadian Securities Laws and U.S. Securities Law applicable to such Person in the relevant circumstances.

“Arrangement” shall mean the arrangement pursuant to Section 193 of the ABCA, on the terms set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement or the Plan of Arrangement or made at the direction of the Court.

“Articles of Arrangement” shall mean the articles of arrangement of Company in respect of the Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, giving effect to the Arrangement.

“Boe” shall mean barrel of oil equivalent.

“Business Day” shall mean any day on which banks are not required or authorized to close in Houston, Texas U.S.A. and the Province of Alberta, Canada.

“Canadian Securities Authorities” shall mean the applicable securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada.

“Canadian Securities Laws” shall mean all applicable Canadian provincial and territorial securities Laws, as now in effect and as they may be promulgated or amended from time to time, including any rules imposed by the TSX.

“Cause” shall mean as such term is determined to apply under applicable common law (or, where applicable to a Company Officer, shall have the meaning assigned to “Just Cause” in such Company Officer’s Company Employment Agreement).

“Closing” shall mean the Effective Time.

“Closing Date” shall mean the Effective Date.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commissioner” shall mean the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee.

“Company Acquisition Proposal” shall mean an Acquisition Proposal with respect to Company.

“Company Benefit Plan” shall mean any Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Company or any of its Subsidiaries, or under or with respect to which Company or any of its Subsidiaries has any current or contingent liability or obligation (including, for certainty, the Company Employment Agreements).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the shareholders of Company in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Credit Facilities” shall mean, collectively, (a) the $900 million senior unsecured sustainability-linked revolving credit facility maturing as to $50 million on October 31, 2025 and $850 million on October 31, 2026; (b) the $365 million senior unsecured sustainability-linked revolving credit facility maturing on October 31, 2025; (c) the $25 million letter of credit demand facility with the Bank of Montreal dated February 28, 2017; and (d) the $50 million uncommitted demand letter of credit and letter of guarantee facility with the Canadian Imperial Bank of Commerce dated March 4, 2020, as amended November 8, 2021.

“Company Data Room” shall mean the electronic data room, as it existed as of 5:00 p.m. (Calgary, Alberta time) one day immediately prior to the date of this Agreement, and made available by Company to Parent and its Representatives in connection with the Transactions.

“Company Employment Agreements” shall mean the executive employment agreements between Company and the Company Officers listed on Schedule 2.10(a) of the Company Disclosure Letter.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or, if known or reasonably foreseeable, the probability or magnitude of consequences of which are not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Company Board prior to obtaining the Company Requisite Shareholder Vote; provided, however, that in no event shall any of the following constitute a Company Intervening Event: (a) the receipt, existence or terms of an actual or possible Company Acquisition Proposal or Company Superior Proposal, (b) any action taken by the Parties pursuant to the affirmative covenants set forth in Section 4.8(g) and Section 4.8(h) or any failure to obtain or delay in obtaining any Regulatory Approval in connection with the Transactions, (c) any change, in and of itself, in the price or trading volume of Company Common Shares or shares of Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the oil and gas industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law) or (f) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person.

“Company IT Assets” shall mean the IT Assets owned by or used by Company or Company’s Subsidiaries.

“Company Meeting” shall mean the meeting of the Company’s shareholders for the purpose of voting upon the approval of the Arrangement Resolution by holders of Company Common Shares, and includes any adjournment or postponement thereof in accordance with this Agreement.

“Company Reserve Engineers” shall mean Netherland, Sewell & Associates, Inc. and McDaniel & Associates Consultants Ltd.

“Company Senior Note Agreements” shall mean the definitive agreements providing for the issuance of the Company Senior Notes.

“Company Senior Notes” shall mean, collectively: (a) the remaining US$63.0 million principal amount of 3.79% senior unsecured notes of Company; and (b) the remaining US$59.6 million principal amount of 4.40% senior unsecured notes of Company.

“Company Superior Proposal” shall mean a Superior Proposal with respect to Company (substituting “Company Acquisition Proposal” for the term “Acquisition Proposal” set forth therein).

“Competition Act” shall mean the Competition Act (Canada), as amended.

“Competition Act Approval” shall mean, in respect of the Arrangement, the occurrence of one of the following:

(i)       the receipt of an advance ruling certificate under subsection 102(1) of the Competition Act; or

(ii) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter, and such shall remain in full force and effect.

“Consent” shall mean any filing, notice, report, registration, approval, consent, clearance, ratification, permit, permission, waiver, expiration or termination of a waiting period or authorization.

“Contract” shall mean any written or oral agreement, contract, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding or arrangement.

“Data Security Requirements” shall mean all of the following, to the extent relating to data privacy, information security or the processing of Personal Information and applicable to a Party and its Subsidiaries: (a) all applicable Laws, (b) all public-facing written policies of such Party and its Subsidiaries, (c) all industry standards to which such Party and its Subsidiaries are bound, and (d) the applicable terms of any material Contract.

“DGCL” shall mean the Delaware General Corporation Law.

“Depositary” shall mean such Person as Parent and Company agree to appoint to act as depositary of the Consideration.

“Derivative Transaction” shall mean a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, as issued by the Financial Accounting Standards Board, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“Director DSU Plan” shall mean the Deferred Share Unit Plan for Directors of Company, effective December 31, 2010 (amended effective January 14, 2014, May 9, 2019 and March 1, 2023).

“Director RSU Plan” shall mean the Restricted Share Unit Plan for Directors of Company, effective November 6, 2019 (amended effective March 1, 2023).

“Dissent Rights” shall mean the rights of dissent in favor of the registered holders of Company Common Shares in respect of the Arrangement as described in Section 4.1 of the Plan of Arrangement.

“EDGAR” shall mean the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Effective Date” shall have the meaning set forth in the Plan of Arrangement.

“Effective Time” shall have the meaning set forth in the Plan of Arrangement.

“Employee Benefit Plans” shall mean all “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and all other employee benefit, compensation, severance pay, employment, consulting, transaction bonus, change in control bonus, bonus, matching gift, tuition reimbursement, retention, deferred compensation, incentive compensation, commission, employee loan, collective bargaining, stock purchase, stock option or other equity-based compensation, leave of absence, layoff, vacation, death benefit, welfare, medical, retiree medical, dental, disability, workers’ compensation or other insurance, accident, life, retiree life, Code §125 “cafeteria” or “flexible” benefit, pension, savings, profit-sharing, deferred compensation, retirement or supplemental retirement plans, Contracts, arrangements, agreements, perquisite programs or payroll practices, whether funded or unfunded, formal or informal, written or oral, registered or unregistered, that are sponsored or maintained by a Person or any ERISA Affiliate or to which such Person or any ERISA Affiliate is obligated to contribute, for current or former employees, officers directors, independent contractors or other service providers (or dependents or beneficiaries thereof) of such Person or any ERISA Affiliate or any predecessor of any of the foregoing.

“Encumbrances” shall mean liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, statutory or deemed trusts, security interests, restrictions, applicable rights of first refusal, prior assignment, license, sublicense, adverse interest in property, or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Enerplus NS” shall mean 3104613 Nova Scotia Limited, a Nova Scotia limited company.

“Environmental Laws” shall mean any and all Laws pertaining to pollution and remediation thereof, protection of the environment, natural resources and human health and safety (to the extent related to human exposure to Hazardous Materials) and the generation, handling, storage, transportation, Release, control, disposal or cleanup of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) of which a Person is a member, an unincorporated trade or business under common control with such Person (as determined under Section 414(c) of the Code), or a member of an “affiliated service group” (within the meaning of Section 414(m) of the Code) of which such Person is a member.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchanges” shall mean the TSX, the NYSE and NASDAQ.

“Final Order” shall mean the final order of the Court approving the Arrangement pursuant to Section 193(4) of the ABCA in a form reasonably acceptable to Company and Parent, as such order may be amended by the Court (with the consent of both Company and Parent, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Company and Parent) on appeal.

“Good Reason” shall mean, without the express written consent of the Continuing Employee, a material reduction in the Continuing Employee’s annual base salary or wage level, or to relocate to a new primary work location different from that of the Continuing Employee prior to the Effective Time, or otherwise as such term is defined or determined to apply under applicable common law.

“Governmental Entity” shall mean any supranational, national, provincial, tribal authority, state, local or foreign government, any instrumentality, subdivision, court, executive, legislature, tribunal, administrative agency, regulatory authority or commission or other authority thereof, or any quasi-governmental, self-regulatory or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Materials” shall mean any chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law, due to its hazardous or deleterious properties or characteristics, including any Hydrocarbons.

“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Clearance” shall mean that all waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act shall have expired or been terminated.

“Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

“ICA Approval” shall mean the Net Benefit Approval and National Security Approval.

“Indebtedness” of any Person shall mean, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include (i) accounts payable to trade creditors or service providers, or accrued expenses arising in the ordinary course of business, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” shall mean rights in all intellectual property in any jurisdiction throughout the world, including: (a) all trademark rights, business identifiers, service marks, trade names and brand names, and all goodwill associated with any of the foregoing; (b) all copyrights and all other rights associated therewith and the underlying works of authorship; (c) all patents and all proprietary rights associated therewith; (d) all inventions, mask works and mask work registrations, know how, discoveries, improvements, designs, computer source code, programs and other software (including all machine readable code and related documentation), trade secrets, websites, domain names, shop and royalty rights and all other types of intellectual property; and (e) all registrations of any of the foregoing and all applications therefor.

“Interim Order” shall mean the interim order of the Court made pursuant to Subsection 193(4) of the ABCA in a form reasonably acceptable to Company and Parent, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Company and Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

“Investment Canada Act” shall mean the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.), as amended.

“IT Assets” shall mean computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” shall mean the actual knowledge of, (a) in the case of Parent, the individuals listed in Schedule 7.16 of the Parent Disclosure Letter and (b) in the case of Company, the individuals listed in Schedule 7.16 of the Company Disclosure Letter.

“Labor Agreement” shall mean any collective bargaining agreement or other Contract with any Union.

“Law” shall mean any supernational, national, provincial, regional, state, municipal, local or foreign statute, law (including common law), ordinance, rule, regulation, code, Order, judgment, injunction, writ, decree, governmental guideline, or interpretation having force of law, in each case of or otherwise put into effect by or under authority of any Governmental Entity; and the term “applicable” with respect to any such Law and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Legacy Parent Warrants” shall mean those certain warrants issued pursuant to the Parent Warrant Agreements.

“Liens” shall mean mortgages, liens (statutory or otherwise), licenses, security interests, easements, encroachments, rights-of-way, rights of refusal or encumbrances of any nature whatsoever.

“Material Adverse Effect” shall mean, when used with respect to any Party, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents, materially delays or materially impairs (or would reasonably be expected to prevent, materially delay or materially impair) the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(1)	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2)	changes in general economic conditions in the oil and gas exploration and production industry;

(3)	the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4)	any hurricane, tornado, flood, earthquake or other natural disaster;

(5)	any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6)	any change in the market price or trading volume of the Parent Common Stock or the Company Common Shares (it being understood and agreed that the exception in this clause (6) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(7)	any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (7) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless expressly excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(8)	changes in any Laws or regulations following the entry into this Agreement applicable to Parent or Company any of their respective Subsidiaries or their respective assets or operations;

(9)	changes in applicable accounting regulations or the interpretations thereof following the entry into this Agreement;

(10)	the execution and delivery of this Agreement and the public announcement of this Agreement and the Transactions (provided, that this clause 10 shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement or the pendency or consummation the Arrangement and the other Transactions);

(11)	any downgrade in rating of any Indebtedness or debt securities of Company or Parent or any of their respective Subsidiaries (it being understood and agreed that the exception in this clause (11) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless expressly excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect;

(12)	any actions taken (or omitted to be taken) at the written request or with the prior written consent of the other Party hereto;

(13)	any legal Proceedings commenced by any stockholder of Company or Parent (on its own behalf or on behalf of Company or Parent, as applicable) arising out of or related to this Agreement or the Arrangement or other Transactions contemplated hereby; and

(14)	any Proceeding commenced after the date hereof under any Regulatory Law in relation to the Transactions and any Remedy Action;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4) or (5) will, unless otherwise excluded, be taken into account for purposes of determining whether a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Parent or Company and their respective Subsidiaries, in each case taken as a whole, relative to other similarly situated companies in the industries in which Parent and Parent’s Subsidiaries and Company and Company’s Subsidiaries respectively operate.

“Minister” shall mean the Minister of Innovation, Science and Industry.

“Multiemployer Plan” shall mean a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA.

“NASDAQ” shall mean the Nasdaq Global Select Market.

“National Security Approval” shall mean that more than 45 days shall have elapsed from the time that the Minister has certified the application for review filed pursuant to Section 4.8(d) as complete and the Parent or its Affiliates have not received a notice under section 25.2(1) of the Investment Canada Act or an order under section 25.3(1) of the Investment Canada Act in relation to the Transactions or, if such a notice has been sent or such an order has been made, the Parent or its Affiliates has subsequently received: (A) a notice under section 25.2 of the Investment Canada Act indicating that an order for the review of the Transactions on the grounds of national security shall not be made, (B) a notice under section 25.3(6) of the Investment Canada Act indicating that the Minister is satisfied that the Transactions would not be injurious to national security, or (C) a copy of an order under section 25.4(1)(b) of the Investment Canada Act authorizing the Transactions.

“Net Benefit Approval” shall mean that the Minister shall have sent a written notice pursuant under the Investment Canada Act to the Parent or its Affiliates stating that the Minister is satisfied that the Transactions are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under the Investment Canada Act shall have expired such that the Minister shall be deemed to be satisfied that the Transactions are of net benefit to Canada.

“No-Action Letter” shall mean a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Arrangement contemplated by this Agreement.

“NYSE” shall mean the New York Stock Exchange.

“Oil and Gas Contracts” shall mean any of the following Contracts to which the applicable Person or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, exploration agreements, participation agreements, areas of mutual interest agreements, joint venture agreements, joint bidding agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering, processing and transportation Contracts and agreements, water supply, injection and disposal agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

“Oil and Gas Interests” shall mean (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (b) Hydrocarbons or revenues therefrom; (c) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in Units with which the Oil and Gas Leases may have been pooled or united; (d) all Oil and Gas Contracts; (e) surface interests, fee interests, reversionary interests, reservations and concessions; (f) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (g) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (a) and (b) above and the Units created thereby which accrue or are attributable to the interests of the holder thereof; (h) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (i) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Oil and Gas Leases” shall mean all leases, subleases, licenses or other occupancy or similar agreements under which Company or any of its Subsidiaries, or Parent and any of its Subsidiaries, as applicable, leases, subleases or licenses or otherwise acquires or obtains the right to explore for, prospect, drill, develop and/or produce Hydrocarbons or any other real property which is material to such Party’s business.

“Oil and Gas Properties” shall mean (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions and (b) all Wells located on or producing from or injecting on any of the Oil and Gas Leases, Units or mineral interests and the rights to all Hydrocarbons and other minerals producing therefrom.

“Order” shall mean any order, writ, decision, injunction, judgment, or decree of any Governmental Entity.

“Organizational Documents” shall mean (a) with respect to a corporation, the articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Parent Acquisition Proposal” shall mean an Acquisition Proposal with respect to Parent.

“Parent Benefit Plan” shall mean any Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Chapter 11 Plan” shall mean that certain Joint Prepackaged Chapter 11 Plan of Reorganization of Oasis Petroleum Inc., and its Debtor Affiliates (as defined therein), as amended and supplemented.

“Parent Credit Facility” shall mean the Amended and Restated Credit Agreement, dated as of July 1, 2022, among Parent, Oasis Petroleum LLC, Oasis Petroleum North America LLC, as borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, as may be amended from time to time.

“Parent Data Room” shall mean the electronic data room, as it existed as of 5:00 p.m. (Calgary, Alberta time) one day immediately prior to the date of this Agreement, and made available by Parent to Company and its Representatives in connection with the Transactions.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that is not known (or, if known, the consequences of which are not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however, that in no event shall any of the following constitute a Parent Intervening Event: (a) the receipt, existence or terms of an actual or possible Parent Acquisition Proposal or Parent Superior Proposal, (b) any action taken by the Parties pursuant to the affirmative covenants set forth in Section 4.8(g) and Section 4.8(h) or any failure to obtain or delay in obtaining any Regulatory Approval in connection with the Transactions, (c) any change, in and of itself, in the price or trading volume of shares of Parent Common Stock or Company Common Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Parent or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the oil and gas industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law) or (f) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person.

“Parent IT Assets” shall mean IT Assets owned by or used by Parent or Parent’s Subsidiaries.

“Parent LSU Awards” shall mean any restricted stock units granted under the Parent Equity Plan subject to vesting based on the overall performance of the Parent Common Stock as measured by shareholder return.

“Parent Meeting” shall mean the meeting of Parent’s stockholders for the purpose of voting upon the approval of the Stock Issuance by holders of shares of Parent Common Stock, and includes any adjournment or postponement thereof in accordance with this Agreement.

“Parent Proxy Statement” means a proxy statement on Schedule 14A, including all schedules, appendices and exhibits thereto and enclosed therewith, to be sent to the stockholders of Parent in connection with the Parent Meeting, as amended, supplemented or otherwise modified from time to time.

“Parent PSU Awards” shall mean any restricted stock units granted under the Parent Equity Plan subject to performance-based vesting.

“Parent Reserves Engineers” shall mean Netherland, Sewell & Associates, Inc.

“Parent RSU Awards” shall mean any restricted stock units granted under the Parent Equity Plan subject to time-based vesting.

“Parent Stockholder Approval” shall mean the approval of the Stock Issuance by the affirmative vote of a majority of the votes cast at the Parent Meeting in accordance with the rules and regulations of the NASDAQ and the Organizational Documents of Parent.

“Parent Superior Proposal” shall mean a Superior Proposal with respect to Parent (substituting “Parent Acquisition Proposal” for the term “Acquisition Proposal” set forth therein).

“Parent Warrant Agreements” shall mean that certain Warrant Agreement by and between Parent and Computershare Trust Company, N.A., as warrant agent, dated as of November 19, 2020, that certain Series A Warrant Agreement, dated as of September 1, 2020, by and among Whiting Petroleum Corporation, Computershare Inc. and Computershare Trust Company, N.A., and that certain Series B Warrant Agreement, dated as of September 1, 2020, by and among Whiting Petroleum Corporation, Computershare Inc. and Computershare Trust Company, N.A.

“Party” or “Parties” shall mean Parent and Parent Canadian Sub as one “Party,” and/or Company, as the case may be.

“Permitted Encumbrance” shall mean:

(a)       to the extent waived prior to the Effective Time or not otherwise applicable to the transactions contemplated by this Agreement, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders or shareholders agreements (as applicable), organizational documents and other similar agreements and documents;

(b)       contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s repairmen’s, construction and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent;

(c)       Encumbrances for current period Taxes that are not yet due or delinquent or, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established on the financial statements of Parent or Company, as applicable, in accordance with GAAP;

(d)       lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Reserve Reports or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(e)       (i) contractual or statutory Encumbrances securing obligations for labor, services, materials and supplies furnished to mineral interests, (ii) Encumbrances on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, vehicle lease or financing agreements, office equipment lease or financing arrangements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (i), (ii) or (iii), such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(f)       Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(g)       customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(h)       such title defects as Parent (in the case of title defects with respect to properties or assets of Company or any of Company’s Subsidiaries) may have expressly waived in writing or Company (in the case of title defects with respect to properties or assets of Parent or any of Parent’s Subsidiaries) may have expressly waived in writing;

(i)       Encumbrances in respect of cash collateral referenced in Section 4.22(a);

(j)       rights reserved to or vested in any Governmental Entity to control or regulate any of Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(k)       all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of Company Owned Real Property or Parent Owned Real Property or the properties of Company or Parent or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value, development, exploration or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(l)       the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted;

(m)       any Encumbrances discharged at or prior to the Effective Time;

(n)       all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any the Company real property or Parent real property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected;

(o)       any Encumbrances in respect of cash collateral granted in favor of (i) Canadian Imperial Bank of Commerce in connection with the Company Credit Facility referenced in clause (d) of the definition thereof, and (ii) ICE NGX Canada Inc.; and

(p)       nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, an unlimited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.

“Personal Information” shall mean any information that, alone or in combination with other information held by Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual or household, and/or any other information that is considered “personal information,” “personal data,” or any similar term under any applicable Laws.

“Proceeding” shall mean any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burden” shall mean all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

“Registrar” shall mean the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA.

“Regulatory Approvals” shall mean, collectively, the HSR Clearance, the ICA Approval and, if required, the Competition Act Approval.

“Regulatory Law” shall mean the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act, the Federal Trade Commission Act, the Competition Act, the Investment Canada Act and any other Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition (including all antitrust, competition, merger control and similar Laws).

“Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” shall mean, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Authorities” shall mean the Canadian Securities Authorities and the SEC.

“SEDAR+” shall mean the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Series A Parent Warrants” shall mean those certain warrants issued pursuant to the Series A Warrant Agreement.

“Series B Parent Warrants” shall mean those certain warrants issued pursuant to the Series B Warrant Agreement.

“Share Award Incentive Plan” shall mean the Share Award Incentive Plan of Company, effective February 1, 2014, as amended and restated on March 1, 2023.

“Subsidiaries” of any Person shall mean any corporation or other form of legal entity (a) an amount of the outstanding voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or (b) with respect to which such Person or one or more of its Subsidiaries is the general partner or the managing member or has similar authority.

“Superior Proposal” with respect to a Party, shall mean any bona fide written Acquisition Proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, takeover bid, arrangement, exchange offer, merger, amalgamation, share exchange, consolidation, asset purchase or other business combination, (a) assets that constitutes 50% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such Party and its Subsidiaries, taken as a whole, or (b) 50% or more of the equity securities or voting power of such Party, in each case on terms which a majority of the board of directors of such Party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other Party in response to such Superior Proposal pursuant to Section 4.3 including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be (x) more favorable, from a financial point of view, to such party and its stockholders or shareholders (in their capacity as stockholders or shareholders, as applicable) as compared to the Arrangement and to any modifications to the terms of this Agreement proposed by the other Party hereto pursuant to Section 4.3, and (y) if accepted, reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal, and other aspects of such proposal.

“Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.

“Tax Act” shall mean the Income Tax Act (Canada).

“Tax Return” shall mean any return, report, notice, filing, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” shall mean any and all taxes and charges, levies or other assessments in the nature of a tax, including income, harmonized sales, provincial sales, gross receipts, license, payroll, employment, employer health, stamp, occupation, windfall profits, environmental, capital stock, social security, pension (including Canada Pension Plan and Quebec Pension Plan), unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, contributions, withholdings, custom duties and other assessments in the nature of a tax, together with all interest, penalties and additions thereto, imposed by any Governmental Entity.

“Taxing Authority” shall mean any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“TSX” shall mean the Toronto Stock Exchange.

“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

“U.S. Securities Laws” shall mean all applicable United States federal and state securities Laws, including the U.S. Securities Act, the U.S. Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the NASDAQ, with respect to Parent, or the NYSE, with respect to Company.

“Units” shall mean all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“Voting Debt” of a Person shall mean bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders or stockholders of such Person may vote (and for clarity, in respect of the Company, Company Voting Debt does not include the Company Credit Facilities or the Company Senior Notes).

“WARN Act” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state and local Laws related to plant closings, relocations, mass layoffs and employment losses.

“Wells” shall mean all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Leases or Unit or otherwise associated with an Oil and Gas Interest of the applicable Person or any of its Subsidiaries.

“Willful and Material Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

[The next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Arrangement Agreement as of the day and year first written above.

CHORD ENERGY CORPORATION

By:	(signed) "Daniel E. Brown"
Name:	Daniel E. Brown
Title:	President and Chief Executive Officer

SPARK ACQUISITION ULC

By:	(signed) "Daniel E. Brown"
Name:	Daniel E. Brown
Title:	Director

[Signature page to Arrangement Agreement]

ENERPLUS CORPORATION

By:	(signed) "Ian C. Dundas"
Name:	Ian C. Dundas
Title:	President & Chief Executive Officer

[Signature Page to Arrangement Agreement]

Exhibit A
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving, among others, Enerplus Corporation (“Company”), Chord Energy Corporation (“Parent”), Spark Acquisition ULC (“Parent Canadian Sub”) and the holders of common shares of Company (the “Shareholders”), as more particularly described and set forth in the management information circular of Company dated [●], 2024, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving, among others, Company, Parent, Parent Canadian Sub and the Shareholders, the full text of which is set out as Exhibit B to the Arrangement Agreement dated effective as of February 21, 2024, among Company, Parent and Parent Canadian Sub (as may be modified or amended in accordance with its terms, the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of Company in approving the Arrangement Agreement, the Arrangement and any related transactions, and the actions of the directors and officers of Company in executing and delivering the Arrangement Agreement and any amendments or modifications thereto in accordance with its terms, are hereby ratified, approved and confirmed in all respects.

4.	The Company is hereby authorized to apply for a final order from the Court of King’s Bench of Alberta to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

5.	Any one director or officer of Company be and is hereby authorized and directed for and on behalf of Company to execute, under the corporate seal of Company or otherwise, and to deliver to the Registrar under the ABCA for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Company are hereby authorized and empowered without further notice to or approval of the Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

7.	Any one director or officer of Company is hereby authorized and directed for and on behalf of Company to execute or cause to be executed, under the corporate seal of Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or advisable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Exhibit B
PLAN OF ARRANGEMENT

[See attached]

PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following defined terms shall have the meanings ascribed to them below:

“ABCA” means the Business Corporations Act (Alberta);

“Additional Dividend” means the sum of any dividends which may be declared by Company with a record date after March 4, 2024 but prior to the Effective Time, other than regularly quarterly dividends not exceeding $0.065 per Company Common Share;

“Affected Person” has the meaning ascribed thereto in Section 5.6 of this Plan of Arrangement;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, or this Plan of Arrangement or made at the direction of the Court (provided, however, that any such amendment or variation is acceptable to both Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of February 21, 2024 among Parent, Parent Canadian Sub and Company, with respect to the Arrangement, as further amended, amended and restated or supplemented in accordance with the terms thereof prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Company Shareholders , approving the Plan of Arrangement which is to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement of Company in respect of the Arrangement (which shall include this Plan of Arrangement) required under section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement set forth in the Arrangement Agreement have been satisfied or waived, giving effect to the Arrangement;

“Broker” shall have the meaning ascribed thereto in Section 5.6(a);

“Business Day” means any day on which banks are not required or authorized to close in Houston, Texas, U.S.A, and the Province of Alberta, Canada;

“Cash Consideration” means, in respect of each Company Common Share, $1.84 in cash, without interest, subject to adjustment in accordance with the Arrangement Agreement;

“Certificate” means the certificate or proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement, giving effect to the Arrangement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means Enerplus Corporation, a corporation existing under the laws of the Province of Alberta, Canada;

“Company Common Shares” means the issued and outstanding common shares of Company;

“Company Shareholders” means the holders of Company Common Shares;

“Consideration” means, collectively, the Cash Consideration and the Share Consideration;

“Court” means the Court of King’s Bench of Alberta;

“Depositary” means such person as Parent and Company agree to appoint to act as depositary of Company Common Shares;

“Dissent Right” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means any registered holder of Company Common Shares who has validly exercised Dissent Rights in respect of the Arrangement in accordance with this Plan of Arrangement and the Interim Order, and has not withdrawn or been deemed to have withdrawn such exercise prior to the Effective Time;

“DRS Advice” means a Direct Registration System (DRS) Advice;

“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as Company and Parent agree in writing;

“Final Order” means the final order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, in a form reasonably acceptable to Company and Parent, as such order may be amended by the Court (with the consent of both Company and Parent, which consent shall not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Company and Parent) on appeal;

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“Governmental Entity” means any supranational, national, provincial, tribal, authority, state, local or foreign government, any instrumentality, subdivision, court, executive, legislature, tribunal, administrative agency, regulatory authority or commission or other authority thereof, or any quasi-governmental, self-regulatory or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority;

“Interim Order” means the interim order of the Court in respect of the Arrangement made pursuant to section 193(4) of the ABCA, in a form reasonably acceptable to Company and Parent, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Company and Parent, which consent shall not be unreasonably withheld, conditioned or delayed;

“Law” shall mean any supernational, national, provincial, regional, state, municipal, local or foreign statute, law (including common law), ordinance, rule, regulation, code, order, judgment, injunction, writ, decree, governmental guideline, or interpretation having force of law, in each case of or otherwise put into effect by or under authority of any Governmental Entity; and the term “applicable” with respect to any such Law and in a context that refers to one or more persons, means such Laws as are applicable to such persons or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to registered Company Shareholders prior to or promptly following the Effective Time for use in connection with the Arrangement;

“Liens” means any liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, statutory or deemed trusts, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other third party interests or encumbrances of any kind or any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the approval of the Arrangement Resolution;

“Parent” means Chord Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, U.S.A.;

“Parent Canadian Sub” means Spark Acquisition ULC, an unlimited liability company existing under the laws of the Province of Alberta, Canada, that is a direct or indirect wholly owned subsidiary of Parent;

“Parent Shares” means the shares of the common stock of Parent, $0.01 par value per share;

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“Registrar” means Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Share Consideration” means, in respect of each Company Common Share, a number of Parent Shares equal to the Share Exchange Ratio;

“Share Exchange Ratio” means 0.10125 of a Parent Share per Company Common Share, subject to adjustment in accordance with the Arrangement Agreement;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, harmonized sales, provincial sales, gross receipts, license, payroll, employment, employer health, stamp, occupation, windfall profits, environmental, capital stock, social security, pension (including Canada Pension Plan and Quebec Pension Plan), unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, contributions, withholdings, custom duties and other assessments in the nature of a tax, together with all interest, penalties and additions thereto, imposed by any Governmental Entity;

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax; and

“Withholding Obligation” shall have the meaning ascribed thereto in Section 5.6.

In addition, words and phrases used herein and defined in the ABCA but not otherwise defined herein shall have the same meaning as in the ABCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision or recital hereof;

(b)	all references in this Plan of Arrangement to a designated “Article”, “Section”, “Subsection” or other subdivision or recital hereof are references to the designated Article, Section, Subsections or other subdivision or recital to, this Plan of Arrangement;

(c)	the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

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(d)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(e)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(f)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of any gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in the Province of Alberta, Canada unless otherwise stipulated herein.

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

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2.2	Filing of the Articles of Arrangement

The Articles of Arrangement shall be sent to the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided for herein. The Certificate shall be conclusive evidence that the Arrangement has become effective at the Effective Time and that each of the provisions of Section 3.2 have become effective in the sequence, at the times and in the manner set out therein. If no Certificate is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are sent to the Registrar pursuant to section 193(4.1) of the ABCA.

Article 3
THE ARRANGEMENT

Plan of Arrangement

3.1	This Plan of Arrangement, upon the sending of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective at, and be binding at and after, the Effective Time on:

(a)	Company;

(b)	Parent and Parent Canadian Sub;

(c)	all registered and beneficial holders of Company Common Shares, including Dissenting Shareholders; and

(d)	all other persons.

3.2	On the Effective Date, commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur sequentially, in the following order in two minute increments, without any further act or formality required on the part of any person, except as expressly provided herein:

(a)	each issued and outstanding Company Common Share held by a Dissenting Shareholder immediately prior to the Effective Time shall be and shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act or formality, to Parent Canadian Sub (free and clear of any Liens of any nature whatsoever), and:

(i)	such Dissenting Shareholder shall cease to be a holder of such Company Common Shares and to have any rights as a holder of Company Common Shares, other than to be paid the fair value of such Company Common Shares in accordance with Article 4; and

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(ii)	the name of each Dissenting Shareholder shall be removed from the register of holders of Company Common Shares maintained by or on behalf of Company; and

(iii)	Parent Canadian Sub shall be the holder of all of Company Common Shares transferred in accordance with this Section 3.2(a) and the register of holders of Company Common Shares maintained by or on behalf of Company shall be revised accordingly; and

(b)	each Company Common Share (other than any Company Common Shares held by Parent, Parent Canadian Sub and any Dissenting Shareholder) shall be and shall be deemed to have been transferred and assigned without any further act or formality, to Parent Canadian Sub (free and clear of any Liens of any nature whatsoever) in exchange for the Consideration (which, in the case of the Share Consideration, shall be delivered in kind directly by the direct parent of Parent Canadian Sub to the Company Shareholders on behalf and for the benefit of Parent Canadian Sub),

(i)	such Company Shareholders shall cease to be holders of Company Common Shares and to have any rights as holders of Company Common Shares,

(ii)	the name of each such holder of Company Common Shares shall be removed from the register of holders of Company Common Shares maintained by or on behalf of Company; and

(iii)	Parent Canadian Sub shall be deemed the transferee and holder of all of Company Common Shares transferred in accordance with this Section 3.2(b) and the register of holders of Company Common Shares maintained by or on behalf of Company shall be revised accordingly.

3.3	No Liens

For greater certainty, any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens of any kind.

Article 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)	Each registered holder of Company Common Shares shall have the right to dissent with respect to the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by this Article 4 and the Interim Order (“Dissent Rights”).

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(b)	Notwithstanding Section 191(5) of the ABCA, the written notice setting forth the objection of such registered Company Shareholders to the Arrangement and exercise of Dissent Rights, must be received by Company not later than 5:00 p.m. on the Business Day that is five (5) Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned.

(c)	Company Shareholders who validly exercise Dissent Rights shall be deemed to have transferred Company Common Shares held by them to Parent Canadian Sub as provided in Section 3.2(a) and if they are ultimately:

(i)	entitled to be paid fair value of such Company Common Shares, they shall: (A) be deemed not to have participated in the transactions set forth in Section 3.2 (other than Section 3.2(a)); (B) be entitled to be paid fair value for such Company Common Shares by Parent Canadian Sub, which fair value, notwithstanding anything to the contrary contained in the ABCA, (x) shall be determined as of close of business on the day before the Arrangement Resolution was adopted at the Meeting, and (y) shall be reduced by the portion of the Additional Dividend that the applicable Company Shareholder has received (or is entitled to receive), if any; and (C) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised Dissent Rights in respect of such Company Common Shares; or

(ii)	not entitled, for any reason, to be paid fair value for their Company Common Shares, shall: (A) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares; and (B) shall be entitled to receive only the Consideration contemplated in Section 3.2(b) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(d)	In no circumstances shall Company, Parent, Parent Canadian Sub, or any other person be required to recognize a person purporting to exercise Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 4.1(b)), such person is a registered holder of Company Common Shares in respect of which such rights are sought to be exercised; (ii) if such Company Shareholder has voted or instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution; and (iii) unless such Company Shareholder has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such exercise prior to the Effective Time.

(e)	For greater certainty, in no case shall Company, Parent, Parent Canadian Sub, or any other person be required to recognize Dissenting Shareholders as holders of Company Common Shares after the Effective Time and following completion of the transfer of Company Common Shares pursuant to Section 3.2(a), and the names of such Dissenting Shareholders shall be deleted from the register of holders of Company Common Shares as of the Effective Time.

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(f)	In addition to any other restrictions under the Interim Order and Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) the Company Shareholders who have voted or instructed a proxyholder to vote Company Common Shares in favour of the Arrangement Resolution; or (ii) any person who is not a registered Company Shareholder.

Article 5
DELIVERY OF PARENT SHARES AND OUTSTANDING CERTIFICATES

5.1	Deposit of Consideration with the Depositary

Following the receipt of the Final Order and in accordance with Section 1.11 of the Arrangement Agreement, prior to the sending of the Articles of Arrangement to the Registrar, Parent shall deposit, or cause to be deposited, in escrow with the Depositary (i) the aggregate Cash Consideration payable to former Company Shareholders pursuant to the Arrangement, and (ii) the aggregate Share Consideration in certificated or DRS Advice form required to be issued to former Company Shareholders pursuant to the Arrangement, which Consideration shall be held by the Depositary as agent and nominee for such former Company Shareholders for delivery to such former Company Shareholders in accordance with the provisions of this Article 5.

5.2	No Fractional Parent Shares; Rounding

In no event shall any holder of Company Common Shares be entitled to fractional Parent Shares. Where the aggregate number of Parent Shares to be issued to a Company Shareholder as Share Consideration pursuant to the Arrangement would result in a fraction of a Parent Share being issuable, such Company Shareholder shall receive the nearest whole number of Parent Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Parent Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Parent Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests all Company Common Shares and/or Parent Shares (as applicable) registered in the name of or beneficially held by such holder thereof or their nominee shall be aggregated. In any case where the aggregate Cash Consideration payable to a Company Shareholder under the Arrangement would, but for this provision, include a fraction of a cent, the Cash Consideration payable shall be rounded down to the nearest whole cent.

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5.3	Delivery of Consideration

(a)	Upon return of a properly completed Letter of Transmittal by a registered former Company Shareholder together with the surrender to the Depositary for cancellation of a certificate or DRS Advice evidencing the surrender of such shares, that immediately before the Effective Time represented one or more outstanding Company Common Shares that were transferred to Parent Canadian Sub in exchange for the Consideration in accordance with Sections 3.2(b) and 4.1(c)(ii) hereof, as applicable, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Company Common Shares shall be entitled to receive in exchange therefore, and the Depositary shall deliver to such holder following the Effective Time, (i) the Cash Consideration that such holder is entitled to receive pursuant to the Arrangement, and (ii) a certificate or DRS Advice representing that number of Parent Shares that such holder is entitled to receive as Share Consideration pursuant to the Arrangement, less any amounts deducted or withheld therefrom in accordance with Section 5.6.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.3(a) but subject to Section 5.7, each Company Common Share shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder is entitled to receive pursuant to the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith (other than as contemplated by Section 5.5).

5.4	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred to Parent Canadian Sub in exchange for the Consideration in accordance with Section 3.2, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive pursuant to the Arrangement. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Parent and the Depositary in such amount as Parent and the Depositary may direct, or otherwise indemnify Parent and the Depositary in a manner satisfactory to Parent and the Depositary, against any claim that may be made against Parent or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

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5.5	Distributions with Respect to Unsurrendered Company Common Shares

No dividend or other distribution declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be delivered to any Company Shareholder unless and until the holder shall have complied with the provisions of Section 5.3 or Section 5.4 hereof. All such dividends shall be paid or delivered to the Depositary to be held in trust for the former holder of such Company Common Shares and, subject to applicable Law, at the time of compliance with the provisions of Section 5.3 or Section 5.4 hereof, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares, net of any amount deducted or withheld therefrom in accordance with Section 5.6 hereof.

5.6	Withholding Rights

Parent, Parent Canadian Sub, Company and the Depositary and their respective affiliates and agents shall be entitled to deduct and withhold from all distributions or payments otherwise payable to any former Company Shareholder, former holder of Company Compensatory Awards or other person (an “Affected Person”) such amounts as any of them is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign Tax Law or treaty, in each case, as amended (a “Withholding Obligation”). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the Affected Person in respect of which such deduction and withholding was made, provided that such deducted and withheld amounts are actually and reasonably timely remitted to the appropriate Taxing Authority. Parent, Parent Canadian Sub, Company and the Depositary and their respective affiliates and agents shall cooperate in good faith with one another and use their respective commercially reasonable efforts to obtain, upon request, a permitted reduction of or relief from any Withholding Obligation. Parent, Parent Canadian Sub, Company, the Depositary and their respective affiliates and agents shall also have the right to:

(a)	withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to Company, the Depositary, Parent Canadian Sub or Parent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

such number of Parent Shares issued or issuable to such Affected Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation. Any such sale of Parent Shares shall be effected in good faith at prevailing market prices employing commercially reasonable practices on a public market and as soon as practicable following the Effective Date. None of Parent, Parent Canadian Sub, Company, the Depositary, the Broker or their respective affiliates and agents will be liable for any loss arising out of any sale of such Parent Shares if such sale is made in accordance with this Section 5.6.

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5.7	Outstanding Certificates and Cheques

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.3 or Section 5.4 hereof on or before the day prior to the third anniversary of the Effective Date, such holder and all certificates or DRS Advice representing such Company Common Shares shall cease to have or represent any right or claim of any kind or nature against Parent, Parent Canadian Sub or Company to the Consideration. The Consideration to which such former Company Shareholder was entitled (together with any distributions paid in trust to the Depositary pursuant to Section 5.5), shall be paid or delivered by the Depositary to or as directed by Parent and certificates representing Parent Shares forming the Share Consideration shall be cancelled by Parent. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or after the third anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Parent or Parent Canadian Sub, as applicable, for no consideration.

5.8	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares issued and outstanding immediately prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Common Shares, and Company, Parent, Parent Canadian Sub, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares; shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	Parent and Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Parent and Company; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Company Common Shares if and as required by the Court.

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(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company at any time prior to the Meeting; provided, however, that Parent shall have consented thereto in writing, acting reasonably, with or without any other prior notice or communication, and, if so proposed and accepted in the manner contemplated and to the extent required by the Arrangement Agreement by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement made following the Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and Company (each acting); (ii) it is filed with and approved by the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing or approval); and (iii) if required by the Court, it is consented to by holders of Company Common Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent, including following the Effective Time, without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any current or former Company Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Company, Parent and Parent Canadian Sub shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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Appendix D

Evercore Fairness Opinion

February 21, 2024

The Board of Directors

Enerplus Corporation

Suite 3000, 333 - 7th Avenue SW

Calgary, AB, T2P 2Z1

Members of the Board of Directors:

We understand that Enerplus Corporation (the “Company”) proposes to enter into an Arrangement Agreement (the “Arrangement Agreement”), with Chord Energy Corporation (“Parent”) and Spark Acquisition ULC (“Parent Canadian Sub”). Pursuant to, and subject to the terms and conditions set forth in, the Arrangement Agreement, Parent Canadian Sub will acquire, by way of an arrangement governed by the Business Corporations Act (Alberta) on the terms set forth in a Plan of Arrangement (the “Plan of Arrangement”) provided for under the Arrangement Agreement (the “Transaction”), each outstanding common share of the Company (the “Company Common Shares”), other than Company Common Shares owned by Parent or Parent Canadian Sub and Company Common Shares to which Dissent Rights (as defined in the Arrangement Agreement) have been validly exercised and not validly withdrawn, will be transferred by the holder thereof to Parent Canadian Sub in exchange for (i) $1.84 per share in cash (the “Cash Consideration”) and (ii) 0.10125 of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Arrangement Agreement and Plan of Arrangement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Shares in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial and reserves data relating to the Company and furnished to us by the management of the Company and certain projected financial and reserves data relating to Parent and furnished to us by management of the Company, each as approved for our use by the Company (the “Forecasts”);

(iii)	reviewed certain estimates prepared and furnished to us by the management of Parent of the cost savings and revenue synergies (together, the “Synergies”) estimated by management of Parent to result from the Transaction and the amounts and the timing of the realization of such Synergies, as approved for our use by the Company;

(iv)	discussed with management of each of the Company and Parent their assessment of the past and current operations of the Company and Parent, the current financial condition and prospects of the Company and Parent, and the Forecasts;

The Board of Directors

Enerplus Corporation

(v)	reviewed the reported prices and the historical trading activity of the Company Common Shares and the Parent Common Stock;

(vi)	compared the financial performance of the Company and Parent and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(viii)	reviewed the financial terms and conditions of a draft, dated February 21, 2024, of the Arrangement Agreement and a draft, dated February 21, 2024, of the form of the Plan of Arrangement attached thereto; and

(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of each of the Company and Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, as well as the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company, as to the future financial performance of the Company and Parent and the other matters covered thereby. We have relied, at the direction of the Company, on the assessments of the management of Parent as to Parent’s ability to achieve the Synergies and have assumed with your consent that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, the Synergies, or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Arrangement Agreement, including the form of Plan of Arrangement attached thereto, will not differ from the draft Arrangement Agreement and the draft form of Plan of Arrangement reviewed by us, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory, court or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, Parent or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Shares of the Transaction.

The Board of Directors

Enerplus Corporation

We have not conducted a physical inspection of the properties or facilities of the Company or Parent and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any provincial, state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Shares, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Arrangement Agreement, Plan of Arrangement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or the Plan of Arrangement or entered into or amended in connection with the Arrangement Agreement or the Plan of Arrangement, including any Pre-Acquisition Reorganization (as defined in the Arrangement Agreement), the dissolution of Enerplus NS (as defined in the Arrangement Agreement) and the Additional Dividend (as defined in the Arrangement Agreement). Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We do not express any view on, and our opinion does not address, what the value of Parent Common Stock actually will be when issued or the prices at which the Company Common Shares or the Parent Common Stock will trade at any time, including following announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of Company Common Shares should vote or act in respect of the Transaction. We are not expressing any opinion as to the prices at which Company Common Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company but have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent and we have not received any compensation from Parent during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.

The Board of Directors

Enerplus Corporation

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any management information circular that is required pursuant to the Business Corporations Act (Alberta) to be provided by the Company to its shareholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Shares in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Daniel Ward
Daniel Ward

Appendix E

Section 191 of the Business Corporations Act (Alberta)

Pursuant to the Interim Order, Shareholders have the right to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Such right to dissent is described in this Information Circular. The full text of Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1).

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Appendix F

Information Concerning Enerplus

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix F and not otherwise defined in this Appendix F have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix F, and in certain documents incorporated by reference in this Appendix F, constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or future performance of Enerplus. See "Forward-Looking Statements" in this Information Circular.

Summary Description of the Business of Enerplus

Enerplus was incorporated on August 12, 2010 under the ABCA for the purposes of participating in a plan of arrangement under the ABCA, pursuant to which the business of Enerplus Resources Fund, as the Corporation's predecessor, was transitioned to the Corporation on January 1, 2011. Prior to this transaction, the business of the Corporation was carried on by Enerplus Resources Fund and its subsidiaries as an income trust since 1986. The Common Shares trade on the TSX and NYSE under the symbol "ERF".

The Corporation's co-head offices are located at The Dome Tower, 3000, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, which is also its registered office, and at The US Bank Tower, 2200, 950 – 17th Street, Denver, Colorado, 80202-2805.

For further information regarding Enerplus and its business activities, including the Corporation's intercorporate relationships and organizational structure, see the Enerplus AIF, which is incorporated by reference in this Information Circular.

Recent Developments

On February 21, 2024, Enerplus entered into the Arrangement Agreement with Chord and AcquireCo, pursuant to which Chord proposes to, among other things, indirectly acquire, through AcquireCo all of the issued and outstanding Common Shares in exchange for the Consideration, consisting of a combination of cash and Chord Shares, pursuant to the Plan of Arrangement. For a full description of the Arrangement and the Arrangement Agreement, see "The Arrangement" in this Information Circular. Also see Appendix G – "Information Concerning Chord".

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed by Enerplus with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Enerplus, The Dome Tower, 3000, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through Enerplus' profile on the SEDAR+ website at www.sedarplus.ca, from the SEC through Enerplus' EDGAR profile at www.sec.gov, and on the Corporation's website at www.enerplus.com.

The following Enerplus documents are specifically incorporated by reference into this Information Circular:

•	the Enerplus AIF;

•	the Enerplus Annual MD&A;

•	the audited consolidated financial statements of Enerplus as at December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, together with the notes thereto and the auditor's report thereon (the "Enerplus Annual Financial Statements");

•	the material change report of Enerplus dated February 23, 2024, relating to the entering into of the Arrangement Agreement; and

•	the management information circular of Enerplus dated March 14, 2023 relating to the annual general meeting of shareholders held on May 4, 2023.

Any documents of the type referred to above, including any material change reports (excluding confidential material change reports), comparative annual financial statements (together with the auditors' report thereon), management's discussion and analysis, business acquisition reports and information circulars filed by Enerplus, as the case may be, with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. Information contained on or otherwise accessed through the Enerplus website, or any other website, other than those documents specifically incorporated by reference herein and filed on SEDAR+, do not constitute part of this Information Circular.

Description of Enerplus' Securities

Enerplus is authorized to issue an unlimited number of Common Shares and a number of preferred shares issuable in series, which are limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of the issuance of any such preferred shares. As at April 18, 2024, there were 204,246,025 Common Shares issued and outstanding and no preferred shares issued and outstanding. For a description of the Common Shares see "Description of Capital Structure" in the Enerplus AIF, which is incorporated by reference in this Information Circular.

Dividends

For a description of the Enerplus dividend policy and past dividends, see "Dividends" in the Enerplus AIF, which is incorporated by reference in this Information Circular.

The Enerplus Board approved a dividend to Shareholders of $0.065 per Common Share, which was paid on March 15, 2024 to Shareholders of record on March 4, 2024.

Market for Securities

The Common Shares are traded on the TSX and NYSE under the symbol "ERF". Following completion of the Arrangement, it is anticipated that the Common Shares will be de-listed from the TSX and NYSE. On February 20, 2024, the last complete trading day prior to the date of the public announcement of the Arrangement, the closing price of the Common Shares on the TSX was C$21.85 and on the NYSE was $16.17. On April 18, 2024, the closing price of the Common Shares on the TSX was C$27.36 and on the NYSE was $19.83.

Prior Sales

The following table summarizes the issuances of Common Shares and securities convertible or exchangeable into Common Shares during the 12-month period before the date of this Information Circular:

Date of Grant	Security Issued/Granted	Number of Securities	Price Per Security ($)
June 2, 2023(1)	Enerplus RSU Awards	6,934	n/a
June 2, 2023(1)	Enerplus PSU Awards	13,648	n/a
September 1, 2023(1)	Enerplus RSU Awards	5,022	n/a
December 1, 2023(1)	Enerplus RSU Awards	1,251	n/a
December 1, 2023(1)	Enerplus PSU Awards	818	n/a
January 1, 2024(2)	Enerplus PSU Awards	572,544	n/a
January 2, 2024(3)	Common Shares	2,169,715	n/a
March 1, 2024(4)	Enerplus RSU Awards	553,944	n/a
March 1, 2024(5)	Common Shares	1,000,719	n/a
May 31, 2023 – February 20, 2024(6)	Common Shares	59,192	n/a

Notes:

(1)	Issued to new employees pursuant to the Enerplus Incentive Plans.
(2)	Although the grants were effective January 1, 2024, the number of actual Enerplus PSU Awards granted to each grantee was determined based on the five-day volume weighted average trading price of the Common Shares immediately following the announcement of the Arrangement on February 21, 2024.
(3)	Issued upon the vesting and settlement of Enerplus PSU Awards that vested on December 31, 2023.
(4)	Although the grants were effective March 1, 2024, the number of actual Enerplus RSU Awards granted to each grantee was determined based on the five-day volume weighted average trading price of the Common Shares immediately following the announcement of the Arrangement on February 21, 2024.
(5)	Issued upon the vesting and settlement of Enerplus RSU Awards that vested on March 1, 2024.
(6)	Issued upon the vesting and settlement of Enerplus RSU Awards and Enerplus PSU Awards related to the departure of certain Enerplus employees.

Trading Price and Volumes

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the Common Shares on the TSX and the NYSE for the periods indicated.

	TSX Trading			NYSE Trading
Month	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
2023
January	24.20	21.34	11,910,986	18.17	15.77	6,166,117
February	23.75	20.78	13,631,397	17.79	15.34	5,942,162
March	22.98	17.65	25,156,076	16.70	12.84	10,623,398
April	20.93	19.41	11,797,693	15.61	14.24	6,159,810
May	20.45	18.63	9,399,609	15.12	13.73	6,684,949
June	20.28	18.23	8,849,664	15.13	13.73	8,474,418
July	22.36	18.43	8,440,749	16.98	13.80	5,131,348
August	23.37	21.56	10,444,633	17.32	16.15	5,867,607
September	24.32	22.27	11,876,972	18.00	16.52	6,050,787
October	24.72	22.04	11,277,257	18.05	16.05	6,131,248
November	24.74	21.27	10,090,603	18.09	15.47	6,037,735
December	21.83	19.31	10,439,565	16.19	14.25	7,747,367
2024
January	20.82	18.46	8,925,564	15.59	13.73	6,023,607
February	25.65	18.23	21,563,040	19.01	13.47	19,281,831
March	26.75	23.68	11,464,605	19.78	17.54	11,290,407
April 1-18	28.84	26.38	4,994,726	20.96	19.46	6,044,147

Consolidated Capitalization

There have been no material changes in the share and debt capital of Enerplus on a consolidated basis since December 31, 2023. Readers should refer to the Enerplus Annual Financial Statements and the Enerplus Annual MD&A incorporated by reference in this Information Circular for additional information with respect to Enerplus' consolidated capitalization.

Risk Factors

Whether or not the Arrangement is completed, Enerplus will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors have been disclosed in the Enerplus Annual MD&A and the Enerplus AIF, both of which are incorporated by reference into this Information Circular. Certain risk factors related specifically to the Arrangement are set forth under the heading "Risk Factors" in this Information Circular.

Additional Information

Additional information respecting Enerplus is available on SEDAR+ at www.sedarplus.ca, on the EDGAR website at www.sec.gov and on the Corporation's website at www.enerplus.com. Financial information respecting Enerplus is provided in the Enerplus Annual Financial Statements and Enerplus Annual MD&A. Shareholders can access this information on SEDAR+, on EDGAR or by request to Enerplus Corporation at The Dome Tower, 3000, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Appendix G

Information Concerning Chord

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix G and not otherwise defined in this Appendix G have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix G, and in certain documents incorporated by reference in this Appendix G, constitute forward-looking statements or information within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Chord's future performance. See "Forward-Looking Statements" in this Information Circular.

Documents Incorporated by Reference

Chord files annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information about Chord, which you can access at www.sec.gov. Copies of documents filed with the SEC by Chord will be available free of charge from Chord's website at www.chordenergy.com under the "Investors" tab or by contacting Chord's Investor Relations Department at (281) 404-9600 or ir@chordenergy.com. Unless otherwise provided below, the information provided in Chord's SEC filings (or available on Chord's website) is not part of this Information Circular and is not incorporated by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular is deemed to be part of this Information Circular, except for any information superseded by information in this Information Circular or in later filed documents incorporated by reference into this Information Circular (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. These documents are considered to be a part of this Information Circular, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

This Information Circular incorporates by reference the documents set forth below that Chord has previously filed with the SEC and any additional documents that Chord may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Information Circular and until the date of the Meeting and Chord Meeting (other than those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Chord, its business and its financial condition and performance.

Statements contained in this Information Circular regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.

This Information Circular incorporates by reference the documents set forth below previously filed with the SEC and filed by Enerplus on its profile on SEDAR+ at www.sedarplus.ca as "Other":

•	Chord's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024;

•	The information contained in Chord's definitive proxy statement on Schedule 14A filed with the SEC on March 19, 2024 and incorporated into Part III of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023;

•	Chord's Current Reports on Form 8-K filed with the SEC on February 21, 2024, February 26, 2024, March 6, 2024 and April 8, 2024 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	The description of the Chord securities set forth in Exhibit 4.2 of Chord's Annual Report on Form 10-K filed with the SEC on February 26, 2024, including any amendment or report filed for the purposes of updating such description.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Enerplus, The Dome Tower, 3000, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Overview

Chord is an independent exploration and production company engaged in the acquisition, exploration, development and production of crude oil, NGLs and natural gas with quality and sustainable long-lived assets in the Williston Basin. Chord's mission is to responsibly produce hydrocarbons while exercising capital discipline, operating efficiently, improving continuously and providing a rewarding environment for Chord's employees. Chord aims to enhance return of capital and generate strong free cash flow, while striving to be a responsible steward of the communities and environment where Chord operates.

Chord, formerly known as Oasis Petroleum Inc., is a Delaware corporation and was established upon the completion of a merger of equals transaction with Whiting Petroleum Corporation on July 1, 2022.

As of December 31, 2023, Chord had 1,029,263 net leasehold acres in the Williston Basin, of which 1,024,771 net leasehold acres were held by production. Chord is currently exploiting significant resource potential from the Middle Bakken and Three Forks formations, which are present across a substantial portion of Chord's acreage. Chord believes the locations, size and concentration of Chord's acreage in the Williston Basin creates an opportunity to achieve cost, recovery and production efficiencies through the development of Chord's project inventory. Chord's management team has a proven record of accomplishment in identifying, acquiring and executing large, repeatable development drilling programs and has substantial experience in the Williston Basin.

As of December 31, 2023, Chord had 3,760 gross (2,876.0 net) operated producing wells. Chord's working interest for producing wells averaged 76% in the wells Chord operates and 51% in total. During the year ended December 31, 2023, Chord had average net daily production of 173,425 boe/d. As of December 31, 2023, Netherland, Sewell & Associates, Inc., Chord's independent reserve engineers, estimated Chord's net proved reserves to be 636.2 MMboe, of which 71% were classified as proved developed and 58% were crude oil.

Chord's principal executive offices are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002, and Chord's telephone number at that address is 281-404-9500.

Dividend Policy

Chord's future dividend policy is within the discretion of the Chord Board and will depend upon various factors, including its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends. In 2023, Chord paid an aggregate amount of cash dividends of $11.88 per Chord Share, including base dividends of $5.00 per Chord Share and variable dividends of $6.88 per Chord Share. On February 21, 2024, Chord declared a base-plus-variable dividend of $3.25 per Chord Share, that was paid on March 19, 2024 to Chord Stockholders of record as of March 5, 2024.

Capital Stock

As of the date hereof, the authorized capital stock of Chord consists of 120,000,000 Chord Shares, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. At the Chord Meeting, Chord is proposing to amend the Chord Charter to increase the number of authorized Chord Shares from 120,000,000 Chord Shares to 240,000,000 Chord Shares, subject to and conditioned on Closing. Approval of the Chord Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the voting power of Chord Shares entitled to vote thereon at the Chord Meeting. The Chord Charter Amendment Proposal is not a condition to consummating the Arrangement.

The following summary of the capital stock, Chord Charter and Chord Bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable Law and to the Chord Charter and the Chord Bylaws, which are filed with the SEC.

Chord Shares

As of April 8, 2024, 41,563,092 Chord Shares were issued and outstanding.

Except as provided by Law, Chord Stockholders are entitled to one vote for each Chord Share held of record on all matters on which stockholders are generally entitled to vote and do not have cumulative voting rights. Except as otherwise required by Law, Chord Stockholders, as such, are not entitled to vote on any amendment to the Chord Charter (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Chord Charter (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to applicable Law and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Chord Stockholders out of funds legally available therefor at such times and in such amounts as the Chord Board, in its discretion, shall determine. All outstanding Chord Shares are fully paid and non-assessable. The Chord Stockholders have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Chord Shares. In the event of any liquidation, dissolution or winding-up of Chord's affairs, Chord Stockholders will be entitled to share rateably in Chord's assets that are remaining after payment or provision for payment of all of Chord's debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of April 8, 2024, no shares of Chord preferred stock were issued and outstanding.

The Chord Charter authorizes the Chord Board, subject to any limitations prescribed by Law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 5,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Chord Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, pre-emptive rights and redemption rights. Except as provided by Law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Chord's Chord Charter, Chord's Chord Bylaws and Delaware Law

Some provisions of Delaware Law, the Chord Charter and the Chord Bylaws, described below, contain provisions that could make the following transactions more difficult: acquisitions of Chord by means of a tender offer, a proxy contest or otherwise; or removal of Chord's incumbent officers and directors. These provisions may also have the effect of preventing changes in Chord's management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Chord's best interests, including transactions that might result in a premium over the market price for Chord Shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Chord to first negotiate with Chord. Chord believes that the benefits of increased protection and Chord's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Chord outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Certain Voting Requirements in the Chord Certificate of Incorporation and the Chord Bylaws

Chord is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

(a)	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

(b)	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

(c)	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines "business combination" to include the following:

(a)	any merger or consolidation involving the corporation and the interested stockholder;

(b)	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(c)	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(d)	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(e)	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. Chord did not "opt out" of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire Chord.

For additional information, including a comparison of rights between the DGCL and the ABCA, please refer to Appendix "I".

Chord Charter and Chord Bylaws

Among other things, the Chord Charter and the Chord Bylaws:

(a)	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Chord's Stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Chord's corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Chord's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Chord Bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

(b)	provide the Chord Board with the ability to authorize undesignated preferred stock. This ability makes it possible for the Chord Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Chord. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Chord;

(c)	provide that the authorized number of directors may be changed only by resolution of the Chord Board;

(d)	provide that all vacancies, including newly created directorships, may, except as otherwise required by Law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

(e)	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

(f)	provide that special meetings of Chord Stockholders may only be called by the Chord Board or by Chord's secretary upon proper written request given by one or more stockholders of record of at least 25% of the voting power of all outstanding Chord Shares; and

(g)	provide that the Chord Bylaws can be amended or repealed at any regular or special meeting of stockholders or by the Chord Board.

Exclusive Forum

The Chord Charter provides that, unless Chord consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by Law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on Chord's behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or Chord Stockholder to Chord or Chord Stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, (d) any action to interpret, apply, enforce or determine the validity of the Chord Charter or the Chord Bylaws, (e) any action asserting a claim governed by the internal affairs doctrine, or (f) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. To the fullest extent permitted by Law, any person or entity purchasing or otherwise holding any interest in shares of capital stock of Chord will be deemed to have notice of and consented to the foregoing forum selection provisions.

The forum selection provisions described above do not apply to any action or proceeding asserting a claim under the U.S. Securities Act. Unless Chord consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act.

Limitations on Liability and Indemnification of Officers and Directors

The Chord Charter limits the liability of Chord's directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

(a)	for any breach of their duty of loyalty to Chord or Chord Stockholders;

(b)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law;

(c)	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

(d)	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

The Chord Charter and the Chord Bylaws also provide that Chord will indemnify Chord's directors and officers to the fullest extent permitted by Delaware Law. The Chord Bylaws also provide that Chord shall advance expenses incurred by any director or officer in connection with any proceeding as to which they could be indemnified to the fullest extent authorized by the DGCL. In addition, Chord has entered into indemnification agreements with Chord's current directors and executive officers. The indemnification agreements require Chord, among other things, to (a) indemnify these individuals to the fullest extent permitted by the Chord Charter, the Chord Bylaws, the DGCL and any other applicable Law against liabilities that may arise by reason of their service to Chord, and (b) advance expenses, to the fullest extent permitted by the Chord Charter, the Chord Bylaws, the DGCL and any other applicable Law, incurred in connection with any proceeding not initiated by the indemnitee as to which they could be indemnified. Chord believes that the limitation of liability provisions in the Chord Charter and the indemnification agreements will facilitate Chord's ability to continue to attract and retain qualified individuals to serve as future directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for the Chord Shares is Computershare Trust Company, N.A.

Trading Price and Volumes

The Chord Shares are listed on the NASDAQ under the symbol "CHRD". The following table sets out the high and low trading prices and average daily trading volumes for Chord Shares on the NASDAQ on a monthly basis for the period from March 1, 2023 to April 18, 2024 are as follows:

Month	High ($)	Low ($)	Volume
2023
March	147.25	117.05	1,053,685
April	145.77	135.88	416,048
May	153.12	133.34	403,303
June	155.80	142.07	462,892
July	160.41	145.06	428,869
August	163.45	151.12	417,837
September	167.81	153.26	528,627
October	172.97	151.65	406,586
November	175.20	155.67	461,479
December	172.14	154.02	403,775
2024
January	171.03	148.97	446,870
February	172.94	148.32	675,354
March	179.20	158.32	831,151
April 1- April 18	190.23	176.00	662,526

Appendix H

Comparison of Rights of Enerplus Shareholders and Chord Stockholders

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

The rights of Enerplus Shareholders are governed by the ABCA and by Enerplus' articles of continuance, as amended and restated ("Enerplus Articles") and Enerplus bylaws ("Enerplus Bylaws"). Following the Arrangement, Enerplus Shareholders who receive Chord Shares as part of the Arrangement will become Chord Stockholders and as such their rights will be governed by the DGCL and by the Chord Charter and the Chord Bylaws.

The following is a summary of the material differences between the rights of Enerplus Shareholders and the rights of Chord Stockholders. This summary is not a complete comparison of rights that may be of interest, and Enerplus Shareholders should therefore read the full text of the Chord Charter and the Chord Bylaws at www.sec.gov under the Chord profile, and the Enerplus Articles and Enerplus Bylaws at www.sedarplus.ca under the Enerplus profile.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Authorized Share Capital	Enerplus' authorized share capital consists of an unlimited number of common shares without par value, which shares have attached the following rights: (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution; and a number of preferred shares limited to an amount equal to not more than one-quarter of the number of issued and outstanding common shares.

Chord will be authorized by the Chord Charter to issue 120,000,000 shares of common stock, par value $0.01 per share (the "Chord Shares") and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Chord Preferred Shares"). Chord is proposing to amend the Chord Charter to increase the number of authorized Chord Shares from 120,000,000 Chord Shares to 240,000,000 Chord Shares subject to and conditioned on Closing.

The Chord Charter authorizes the Chord Board to issue Chord Preferred Shares without shareholder approval, for one or more series of preferred stock. The Chord Board may fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series to the extent permitted by Section 151 of the DGCL.

Voting Rights	Unless a ballot is demanded by a shareholder with the right to vote, motions are voted on by a show of hands with each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote.

The DGCL provides that, except as provided for in a corporation's certificate of incorporation, each holder of shares of common stock is entitled to attend all special and annual meetings of the stockholders to cast one vote for each outstanding share of common stock held of record by such stockholder upon any matter upon which stockholders are entitled to vote generally. Each Chord Share entitles its holder to one vote on each matter voted upon by the Chord Stockholders.

Except as may otherwise be provided in the Chord Charter (including any certificate filed with the Office of the Secretary of State of the State of Delaware establishing the terms of a series of Chord Preferred Shares in accordance with subsection (b) of the Chord Charter, or by applicable law), no holder of any series of Chord Preferred Shares, as such, shall be entitled to any voting powers in respect thereof.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Shareholder Approval of Business Combinations; Fundamental Changes

Under the ABCA, certain fundamental changes, such as changes to authorized share structure, continuances out of province, certain amalgamations, sales, leases or other exchanges of all or substantially all of the property of a company (other than in the ordinary course of business of the company), certain liquidations, certain dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with rights or privileges attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the ABCA, arrangements are permitted and a company may make any proposal it considers appropriate "if it is impracticable to effect the arrangement" under the other provisions of the ABCA. In general, a plan of arrangement is approved by a company's board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Under the ABCA, the court has the discretion to determine whether a plan of arrangement must be approved by shareholders, and the requisite minimum voting threshold. The court also determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in an interim order, as applicable, (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter.

In addition, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation's board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. The DGCL does not contain a procedure comparable to a plan of arrangement under the ABCA.

Under Section 203 of the DGCL, a corporation may not engage in any "business combination" with any interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the conditions set forth in "Special Vote Required for Combinations with Interested Shareholders" below have been satisfied. These restrictions will not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation's certificate of incorporation or bylaws are amended to contain such a provision or under certain other circumstances. Chord has not made such an election and thus Chord is subject to Section 203 of the DGCL.

See also "Special Vote Required for Combinations with Interested Shareholders" section below describing certain restrictions on business combinations with interested stockholders.

Section 203 of the DGCL defines "business combination" to include the following: (a) any merger or consolidation involving the corporation and the interested stockholder; (b) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (c) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (d) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

The Chord Bylaws provide that except as otherwise provided by law or by the Chord Charter, the holders of a majority of the voting power of the outstanding shares of Chord entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at a meeting of Chord Stockholders, except that when specified business is to be voted on by one or more classes or series of stock voting as a separate class, the holders of a majority of the voting power of the shares of such classes or series shall constitute a quorum of such separate class for the transaction of such business.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Special Vote Required for Combinations with Interested Shareholders; Anti-Takeover Provisions

The ABCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations.

However, the policies of Canadian securities regulatory authorities, including the Alberta Securities Commission, have addressed related party transactions in MI 61-101. In a related party transaction, among other things, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer's voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies will require (i) the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration, including a summary of the valuation; and (ii) that the affected security holders of the issuer, other than the related party and its affiliates, approve the transaction by a separate vote.

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the transaction is approved by the board of directors before the date the interested stockholder attained that status; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Subject to certain exceptions, Section 203 of the DGCL generally defines an interested stockholder to include any entity or person who, together with that person's affiliates or associates, (i) owns, including beneficially, 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned, including beneficially, 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

As discussed above, these restrictions will not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation's certificate of incorporation or bylaws are amended to contain such a provision or under certain other circumstances. Chord has not made such an election and thus Chord is subject to Section 203 of the DGCL.

Appraisal Rights; Rights to Dissent

The ABCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith.

The dissent right is applicable where the company resolves to: (i) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the company; (ii) amend its articles to add, change or remove any restrictions on the business(es) it is permitted to carry on; (iii) amend its articles to add or remove an express statement establishing the unlimited liability of shareholders; (iv) approve certain amalgamations; (v) continue the company into another jurisdiction; (vi) sell, lease or otherwise dispose of all or substantially all of its property; (vii) approve an arrangement, where the terms of the arrangement permit dissent.

A court may also make an order permitting a shareholder to dissent in certain circumstances.

Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation's shares are listed on a national securities exchange or held of record by more than 2,000 stockholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, even if a merger meets the above criteria, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash instead of fractional shares of the corporation; or (iv) any combination of the foregoing.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Compulsory Acquisition; Short-Form Merger	The ABCA provides that if, within 120 days after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 180 days after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 20 days of receiving notice, and the court may set a different price or terms of payment or make any consequential orders or directions as it considers appropriate.	Under the DGCL, a corporation which owns at least 90% of the shares of each class of stock of a second corporation may unilaterally merge with the second corporation without the vote of the second corporation's board of directors or stockholders.
Shareholder Consent to Action Without a Meeting

Under the ABCA, where a company is a public company, shareholder action without a meeting may only be taken by a written consent resolution of shareholders signed by all shareholders entitled to vote on the resolution.

A written consent resolution is as valid and effective as if it were a resolution passed at a meeting of shareholders.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Except as otherwise provided in the Chord Charter, any action required or permitted to be taken by the Chord Stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Requisition of Shareholders' Meetings

Under the ABCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a meeting may requisition that the directors call a meeting of shareholders for the purpose stated in the requisition.

Upon receiving a requisition that complies with the technical requirements set out in the ABCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held as nearly as possible after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them may call the meeting.

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.

The Chord Bylaws provide that special meetings of Chord Stockholders may be called at any time by, and only by, (i) the Chord Board or (ii) by the Secretary of Chord upon proper written request(s) given by or on behalf of one or more Chord Stockholders of record of at least 25% of the voting power of all outstanding Chord Shares. Business transacted at any special meeting of Chord Stockholders is limited to the purposes stated in the Chord's notice of the meeting.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Distributions and Dividends; Repurchases and Redemptions

Under the ABCA, a company may not pay a dividend in money or other property if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

A company may also pay a dividend by issuing shares.

The ABCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the ABCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above).

Under the ABCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it. The Common Shares and preferred shares are not subject to a right of redemption.

Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of capital surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Chord Board, which regularly evaluates Chord's proposed dividend payments and the requirements of the DGCL.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Number of Directors; Vacancies on the Board of Directors

The ABCA provides that a public company must have at least 3 directors, at least 2 of whom are not officers or employees of the corporation or its affiliates.

The Enerplus Bylaws provide the board shall consist of such number of directors provided in the articles.

Enerplus' Articles provide that it will have a board of directors consisting of a minimum of 1 director and a maximum of 15 directors.

Directors are generally elected by shareholders by ordinary resolution; however, Enerplus' Articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Under the ABCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a vacancy caused by the death, resignation or disqualification to act as a director under the ABCA, the remaining directors may fill the vacancy.

Under the ABCA, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors shall call a special meeting of shareholders to fill the vacancy, and if the remaining directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

Enerplus' Bylaws also contain "advance notice" provisions for nomination of directors. Nominations of persons for election to the board of directors may only be made: (i) by or at the direction of the board, including pursuant to a notice of meeting; (ii) by a shareholder "proposal" or a "requisition" under the ABCA; or (iii) by any registered shareholder in compliance with particular timing and form requirements as set out in Enerplus' Bylaws. Notably, any nomination made under clause (iii) of the previous sentence must generally be received by Enerplus at least 30 days in advance of the date of an annual general meeting of shareholders.

The DGCL provides that the board of directors of a corporation shall consist of one or more members.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws.

The Chord Charter and Chord Bylaws provide that subject to the rights of the holders of any series of Chord Preferred Shares to elect directors under specified circumstances, the initial number of directors is ten and can be fixed from time to time exclusively pursuant to a resolution adopted by the Chord Board.

Each Chord director is elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided, however, that if as of a date that is fourteen days in advance of the date that Chord files its definitive proxy statement with the SEC, the number of nominees exceeds the number of directors to be elected, the directors are elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

The Chord Bylaws also contain advance notice provisions for nomination of directors. Nominations of persons for election to the Chord Board may only be made: (i) as specified by Chord's notice of meeting, (ii) by or at the direction of the Chord Board; (iii) by any registered stockholder in compliance with particular timing and form requirements as set out in the Chord Bylaws or (iv) by one or more "Eligible Stockholders," in certain circumstance, which definition of "Eligible Stockholders" includes, among other things, persons who have owned at least three percent of the voting stock continuously for at least three years prior to the date of the proxy notice. Notably, any nomination made under clause (iii) of the previous sentence must generally be received by Chord at least 90 days prior to the first anniversary of the preceding year's annual meeting. The advance notice provisions are described in detail in "Advance Notification Requirements for Proposals of Shareholders" below.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Constitution and Residency of Directors	The ABCA does not place any residency restrictions on the boards of directors.	The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. The Chord Bylaws do not have residency requirements for directors, but the Chord Bylaws do require other director qualification.
Removal of Directors; Terms of Directors

Enerplus' Bylaws allow for the removal of a director by ordinary resolution of the shareholders passed at a special meeting.

Enerplus' Bylaws specify all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting. Directors are eligible for re-election or reappointment.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause.

The Chord Charter does not provide for the Chord Board to be classified. Subject to the rights of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, any one or more directors or the entire Chord Board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Indemnification of Directors and Officers

Under the ABCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an shareholder or creditor of the company, and if such individual acted at the company's request; or (iii) the foregoing individual's heirs and legal representatives (each, an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal, administrative, investigative or other action or proceeding in which he or she is involved by reason of being or having been a director or officer of the company or another company (as set out above), if: (i) the individual acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

A company may advance funds to an indemnified person to defray the costs, charges and expenses incurred by an indemnifiable person in respect of that proceeding, provided that if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced.

Subject to the aforementioned prohibitions on indemnification, a company must pay all costs, charges and expenses reasonably incurred by an indemnifiable person in connection with the defence of any civil, criminal, administrative, investigative or other action or proceeding in which the person is involved by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) (a) the individual acted honestly and in good faith with a view to the best interests of the company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

As permitted by the ABCA, Enerplus' Bylaws require Enerplus to indemnify directors or officers of Enerplus, former directors or officers of Enerplus or other individuals who, at Enerplus' request, act or acted as directors or officers or in a similar capacity of another entity of which Enerplus is or was a shareholder or creditor (and such individual's respective heirs and personal representatives) to the extent permitted by the ABCA. Because Enerplus' Bylaws require that indemnification be subject to the ABCA, any indemnification that Enerplus provides is subject to the same restrictions set out in the ABCA which are summarized, in part, above.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual's conduct was unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel, regardless of whether a quorum of disinterested directors exists; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals' commitment to repay any advances, unless it is determined ultimately that those individuals are not entitled to be indemnified.

The Chord Charter and Chord Bylaws require Chord, to the fullest extent permitted by Delaware law, to indemnify anyone who (i) is or was a director or officer of the Corporation or, (ii) while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of another entity, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or (iii) while a director or officer of the Corporation, is or was an employee of the Corporation or another entity who is or was responsible for overseeing the reserves evaluation process and any such person's legal representative.

Without limiting the foregoing, the Chord Bylaws require indemnification against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of Chord to procure a judgment in its favor) actually and reasonably incurred by such covered person, and such indemnification shall continue as to a person who has ceased to be a covered person and inures to the benefit of his or her heirs, executors and administrators.

Chord is required to the extent not prohibited by applicable law, to pay the expenses (including attorneys' fees) incurred by a covered person in defending any proceeding in advance of its final disposition.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Limited Liability of Directors

Under the ABCA, a director or officer of a company must: (i) act honestly and in good faith with a view to the best interest of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and (iii) act in accordance with the ABCA and the regulations thereunder, and the articles and bylaws of the company. These statutory duties are in addition to duties under common law and equity.

Under the ABCA, the directors of a company who vote for or consent to a resolution that authorizes the company to, inter alia: (i) pay a commission on the sale of shares not provided for under the ABCA; (ii) pay a dividend, purchase, redeem or otherwise acquire shares in circumstances where the company is insolvent, or the payment of the dividend would render the company insolvent; (iii) make a payment of an indemnity to an indemnifiable person in violation of the ABCA; (iv) provide financial assistance in violation of the ABCA; or (v) make a payment to a shareholder in violation of the ABCA, are, in each case, jointly and severally liable to restore to the company any amount paid or distributed as a result and not otherwise recovered by the company.

In addition, the directors of a company who vote for or consent to a resolution that authorizes the issue of a share that is not fully paid are jointly and severally liable to the company to make good any amount by which the consideration received is less than the fair equivalent of the money that the company would have received if the shares had been issued for money on the date of that resolution. Notwithstanding the foregoing, under the ABCA, a director is not subject to statutory liability for the foregoing if the director did not know and could not reasonably have known that the share was issued for a consideration less than the fair equivalent of the money that the corporation would have received if the share had been issued for money.

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care.

The DGCL further provides that Chord may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Chord, or is or was serving at the request of Chord as director, officer, employee or agent of another entity or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, whether or not Chord would have the power to indemnify such person against such liability.

Under the Chord Charter, to the fullest extent permitted under the DGCL, no director of Chord will be personally liable to Chord or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or modification of those terms must be prospective only and must not affect any limitation on liability of a director for acts or omissions occurring prior to the date of such amendment, repeal or modification, except (i) for any breach of the director's duty of loyalty to Chord or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Derivative Actions

Under the ABCA, a shareholder (including a beneficial shareholder), a current or former director or officer of a company, a creditor (in certain circumstances) and any person who, in the discretion of the court, is a proper person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action (being an action under the ABCA or any other law) in the name and on behalf of the company or any of its subsidiaries; or (ii) intervene in an action to which the company or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discounting the action on behalf of the company or subsidiary.

Under the ABCA, the court may grant leave if: (i) the complainant has given reasonable notice to the directors of the company or its subsidiaries of the complainant's intention to apply to the court if the directors of the company or its subsidiary do not bring, diligently prosecute, defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to the court to be in the interests of the company or its subsidiary for the action be brought, prosecuted or defended.

Under the ABCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate, including an order a company or its subsidiary to pay the complainant's costs, including legal fees and disbursements.

Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Oppression Remedy

The ABCA's oppression remedy enables a court to make almost any order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a security holder that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.

The oppression remedy provides the court with broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Although DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under DGCL that is comparable to the ABCA's oppression remedy.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Advance Notification Requirements for Proposals of Shareholders

Under the ABCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least six months immediately prior to the date of the submission of the proposal.

The proposal must be also supported by other registered holders or beneficial owners of shares is at least 5% of the issued voting shares of the company.

A proposal under the ABCA must include the name and address of the person submitting the proposal, the names and addresses of the person's supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal and a written statement in support of the proposal (if any) are submitted at least 90 days before the anniversary date of the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

The company may also refuse to process a proposal in certain other circumstances including: (i) it clearly appears that the proposal has been submitted primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the company, its directors, officers or security holders or any of them, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (ii) the company, at the request of the registered holder or beneficial owner of shares, included a proposal in a management proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the request, and the registered holder or beneficial owner of shares failed to present the proposal, in person or by proxy, at the meeting; (iii) substantially the same proposal was submitted to registered holders or beneficial owners of shares in a management proxy circular or a dissident's proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the request of the registered holder or beneficial owner of shares and the proposal was defeated; or (iv) the rights being conferred to the shareholder to submit a proposal are being abused to secure publicity.

If a company refuses to process a proposal, the company shall notify the person making such proposal in writing within 10 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company's decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company or any person claiming to be aggrieved by a proposal may apply to a court for an order permitting or requiring the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Enerplus' Bylaws also contain the "advance notice" provisions for nomination of directors described in "Number of Directors; Vacancies on the Board of Directors" above.

The DGCL does not contain any limits on or requirements for stockholders to propose business for annual meetings.

The Chord Bylaws provide the manner in which stockholders may give notice of director nominations and other business (that is a proper matter for stockholder action under the DGCL) to be brought before an annual meeting. In general, a stockholder may nominate a director or bring other business before an annual meeting if that stockholder (i) gives timely written notice of the nomination or other business to Chord's secretary, (ii) is a stockholder of record on the date the stockholder gives notice, on the record date and on the date of the meeting, (iii) is entitled to vote at the meeting and (iv) complies with the notice provisions set forth in the Chord Bylaws. Eligible Stockholders may also make nominations of persons for election to the Chord Board. "Eligible Stockholders" includes, among other things, persons who have owned at least three percent of the voting stock continuously for at least three years prior to the date of the proxy notice. With respect to nominations for election to the Chord Board, the stockholder's nominee must be included in Chord's proxy materials for the annual meeting.

To be timely, a stockholder's notice must be delivered to Chord's principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the immediately preceding annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary date, or if no annual meeting was held during the prior year, the stockholder's notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. The adjournment or postponement of an annual meeting shall not commence a new time period for purposes of the notice described above. In the event that the number of directors to be elected to the board at the annual meeting is increased effective after the time period for which nominations would otherwise be due and there is no public announcement by Chord naming nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice shall also be considered timely if it shall be delivered no later than the close of business on the 10th day following the day on which such public announcement is first made by Chord.

To be in proper form, the stockholder's notice must set forth, among other things:

•      information about the person whom the stockholder proposes to nominate for election as a director, including that person's name and address, principal occupation (present and for the past five years) and class or series and number of shares of Chord capital stock owned beneficially or as of record by that person; all information relating to such a person that is required to be disclosed in solicitations for proxies for election of directors in an election contest, or is otherwise required under Section 14 of the Exchange Act; all direct or indirect compensation agreements and other material monetary agreements between the noticing shareholder and beneficial owner and the proposed nominee as prescribed by the Chord Bylaws;

•      as to be business other than nomination of directors, a description of the business desired to be brought before the meeting, the text of the proposal (including the text of any resolutions proposed for consideration). any material interest in conducting such business at the meeting, and a description of all arrangements between the noticing stockholder or beneficial owner and other persons in connection with the proposal;

•      information regarding the name and address of record as well as regarding the interests in securities of Chord of the noticing stockholder and any beneficial owner; a representation of whether the noticing stockholder or beneficial owner intends to deliver a proxy statement; other information reasonably requested by Chord.

Special Meetings of Stockholders:

If the Chord Board determines or Chord Stockholders determine that directors are to be elected at a special meeting, it may be called at any time by, and only by, (i) the Chord Board or (ii) by the Secretary of Chord upon proper written request(s) given by or on behalf of one or more Chord Stockholders of record of at least 25% of the voting power of all outstanding Chord Shares. Business transacted at any special meeting of Chord Stockholders is limited to the purposes stated in the Chord's notice of the meeting. To be timely, a stockholder's notice must be delivered to Chord's corporate secretary at Chord's principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which the date of such special meeting was fist announced. In the event that the number of directors to be elected to the board at such special meeting is increased effective after the time period for which nominations would otherwise be due and there is no public announcement by Chord naming nominees for the additional directorships at least 100 days prior to such special meeting, a stockholder's notice shall also be considered timely if it shall be delivered no later than the close of business on the 10th day following the day on which such public announcement is first made by Chord. The stockholder's notice must include the relevant information set forth above as to each proposed nominee.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Shareholder Rights Plans	Enerplus does not have a shareholder rights plan.	Chord has not adopted a shareholder rights plan.
Inspection of Books and Records	Under the ABCA, directors and shareholders may, without charge, inspect certain of the records of a company.	Under the DGCL, any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.
Amendment of Governing Documents

Under the ABCA, a company may amend its articles by special resolution.

Under the ABCA, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the company, and must submit the bylaw, amendment or repeal of a bylaw to the shareholders at the next meeting of shareholders, where the shareholders may, by ordinary resolution, confirm, reject or amend the bylaw, amendment or repeal.

Under the DGCL, a corporation's certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation's bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation have the power to amend bylaws by the affirmative vote of a majority of outstanding stock entitled to vote thereon.

Subject to any express provisions of the DGCL or restrictions contained in the Chord Charter or Chord Bylaws, the Chord Charter provides that, Chord has the right, from time to time, to amend the Chord Charter or any provision thereof in any manner provided by law, and all rights and powers of any kind conferred upon a director or stockholder of Chord by the Chord Charter or any amendment thereof are subject to such right of Chord.

The Chord Charter authorizes the Chord Board to adopt, amend or repeal the Chord Bylaws. The Chord Bylaws may also be altered, amended or repealed by a majority of the voting power of the outstanding shares of Chord entitled to vote at an annual meeting or a special meeting of the stockholders at which a quorum is present or represented.

	Enerplus Shareholder Rights	Chord Stockholder Rights
Forum Selection

Enerplus' Bylaws provide that unless Enerplus consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any application for an oppression remedy; (iii) any action or proceeding asserting a claim of breach of the duty of care owed by the Corporation or any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders; (iv) any action or proceeding asserting a claim of breach of the fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders; (v) any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or Enerplus' Articles or Bylaws (as either may be amended from time to time); or (vi) any action or proceeding asserting a claim otherwise related to the "affairs" (as defined in the ABCA) of the Corporation, shall be, the Court of King's Bench of the Province of Alberta, Canada and the appellate Courts therefrom (or, failing such court, any other "Court" as defined in the ABCA having jurisdiction and the appellate Courts therefrom).

If any action or proceeding the subject matter of which is within the scope of the preceding paragraph is filed in a Court other than a Court located within the Province of Alberta (a "Foreign Action") in the name of any securityholder, such securityholder shall be deemed to have consented to (i) the personal jurisdiction of the provincial and federal Courts located within the Province of Alberta in connection with any action or proceeding brought in any such Court to enforce the preceding sentence, and (ii) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder's counsel in the Foreign Action as agent for such securityholder.

The Chord Charter provides that, unless Chord consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Chord; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Chord to Chord or Chord's Stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Chord Charter or the Chord Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Chord Charter or the Chord Bylaws; (v) any action asserting a claim governed by the internal affairs doctrine; or (vi) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).

Unless Chord consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.